# ANNUAL REPORT

WIS©key

 SEAL SQ
semiconductors + quantum

WIS©Sat

 iD

wise.art

# 2023

**INDEX**

# 1. CEO LETTER TO SHAREHOLDERS

Dear WISeKey Shareholders,

As we navigate an era of unprecedented digital transformation, the necessity for robust cybersecurity and advanced identity protection solutions has never been more critical. WISeKey has been at the forefront of these developments, securing digital interactions worldwide. This year, our strategic advancements and financial achievements underscore our commitment to leading the digital security landscape.



## 2023: A YEAR OF STRATEGIC TRANSFORMATION AND FINANCIAL GROWTH

In 2023, WISeKey embarked on a pivotal shift towards decentralization with a targeted focus on evolving into a Web 3.0 platform. This move is part of our broader strategy to adopt more decentralized, transparent, and user-empowering technologies. As part of this strategy, we significantly increased our investments across all operational verticals to enhance our technological capabilities and expand our market reach.

## FINANCIAL MILESTONES

Our financial performance this year has been strong. We achieved revenue of $31 million for the period ended December 31, 2023, marking a 30% increase as compared to FY 2022. This revenue growth is a direct result of our expanded product offerings and enhanced market penetration.

Gross profit for the year stood at $15 million, with a profit margin of 48%. This represents a substantial improvement from the $10 million gross profit in FY 2022. The increase in gross profit is primarily attributable to higher revenue, optimized operational efficiencies, and the successful integration of our advanced technologies.

We are also pleased to report a significant reduction in our net losses. The expected unaudited net loss of $15 million for FY 2023 is a marked improvement over the $29 million loss in the previous year. A crucial factor in this positive shift was the strategic disposal of the loss-making subsidiary, arago GmbH, which we completed in 2022. This decision has allowed us to reallocate resources more effectively and focus on more profitable areas of our business.

Our balance sheet remains strong, with total assets of $48 million. Our cash position is robust, amounting to $15 million, which provides us with the financial flexibility to pursue further growth opportunities and technological advancements.

**TECHNOLOGICAL INNOVATIONS AND MARKET EXPANSION**

Our strategy integrates state-of-the-art technologies such as blockchain, Public Key Infrastructure (PKI), Artificial Intelligence (AI), satellite communications, and Internet of Things (IoT) semiconductors. These technologies are not only enhancing our product capabilities, but paving the way for a paradigm shift in how digital interactions are secured and managed.

WISeKey is not just developing technology; we are creating ecosystems that redefine how businesses, governments, and consumers interact and transact in a digitally interconnected world. Our strategic deployment of cutting-edge technologies across different sectors has enabled us to address specific market needs effectively while pioneering new standards in security and identity management.

**BLOCKCHAIN AND PUBLIC KEY INFRASTRUCTURE (PKI)**

Our blockchain solutions are bringing trust to industries by providing a robust framework for secure, transparent transactions and data management. The integration of blockchain with our PKI systems enhances the security of digital identities and facilitates trusted communications across industries. For example:

**Financial Services:** Banks and financial institutions use our blockchain and PKI technologies to secure electronic transactions and protect against fraud. Our solutions ensure that every transaction is verifiable, immutable, and compliant with global regulations, thus bolstering consumer trust and institutional integrity.

**Government:** We provide governments with secure document management systems and e-governance solutions. Our technology is used to issue digital certificates for everything from passports to business licenses, ensuring that these critical documents are protected against tampering and fraud.

## ARTIFICIAL INTELLIGENCE (AI)

AI is a cornerstone of our future innovation strategy, enhancing every solution we offer from security operations to customer insights. Our IoT AI-driven analytics help businesses and organizations make smarter, faster decisions by providing them with precise and timely insights. Examples include:

**Healthcare:** Medical institutions utilize our AI solutions to secure patient data and manage sensitive information. AI enhances operational efficiency in hospitals by automating administrative tasks and providing predictive analytics for patient care, which helps in early diagnosis and personalized treatment plans.

**Retail:** Retailers leverage our Data with AI technologies to improve customer experience through personalized marketing and optimized inventory management. AI algorithms analyze consumer behavior and trends to forecast demand, enabling more effective stock management and tailored marketing strategies.

## SATELLITE COMMUNICATIONS AND INTERNET OF THINGS (IOT)

Our satellite constellation and communications and IoT technologies are pivotal in extending connectivity and enhancing data collection capabilities, particularly in remote and underserved areas. These technologies empower a wide range of applications:

**Agriculture:** In the agriculture sector, our satellite and IoT solutions enable precision farming techniques that optimize resource use and increase crop yields. Farmers use our technologies for real-time data on soil moisture, weather conditions, and crop health, making informed decisions that enhance productivity and sustainability.

**Smart Cities:** Local governments use our IoT solutions to enhance urban management and improve public services. From traffic control to waste management, our IoT devices provide continuous data that help optimize city operations and improve residents' quality of life.

**WEB 3.0 AND DECENTRALIZATION**

As we move towards a Web 3.0 platform, our focus on decentralization has positioned us as a leader in the next evolution of the internet. This shift towards decentralized applications not only improves security but also enhances user privacy and control over their data. Our technologies enable:

**Digital Asset Management:** We provide platforms for the secure trading and management of digital assets. Blockchain's decentralized nature ensures that all transactions are secure and transparent, attracting a diverse array of users from individual collectors to large institutions.

**Personal Data Sovereignty:** Our solutions empower users to maintain control over their personal data when engaging with online services. This is increasingly crucial as the digital landscape becomes more complex and privacy concerns grow.

**MOVING FORWARD**

In 2023 we set the stage for continued expansion of our geo footprint and client base. We are well positioned to take advantage of many opportunities ahead of us and our new business pipeline is stronger than ever. Our investments in new products and advanced technologies have positioned us well to continue growing our revenues and improve profitability.

As we continue to navigate through this path, your continued support remains invaluable. We are committed to maintaining our leadership in the industry, driving innovation, and delivering solutions that not only meet current security needs but also anticipate future demands.

Thank you for your continued trust and commitment to our vision. Together, we are setting new standards in digital security and building a safer digital future.

Warm regards,

*Carlos Moreira*

*CEO*

# 2. MANAGEMENT DISCUSSION & ANALYSIS

**MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

The following Management Discussion and Analysis («MD&A») is intended to provide the reader of WISeKey's financial statements with a narrative explanation from management's perspective of the financial and other significant factors that have impacted and could impact the company's performance.



**FY2023 KEY FINANCIAL MILESTONES**

The key highlights of the year ended December 31, 2023 are:

• 30% Revenue Growth: increase in revenue to $30.9 million in FY2023, compared to $23.8 million in FY2022.
• 6 percentage point Increase in Gross Profit Margin: reaching 48% in FY2023 compared to 42% in FY2022.
• Investments in R&D for the Development of our Post-Quantum Chip and Next Generations: we continue to support our R&D work with $4.4 million invested in R&D during FY2023, representing a 13% increase compared to $3.9 million in FY2022.
• Reduced Net Loss: as a result of the divestiture of the arago Group, the Group has benefitted from a significant reduction in its costs and its cash requirements leading to a reduced cash burn and a 47% reduction in net loss.

A summary of the key performance metrics of the Group is set out in the table below:

| US GAAP (Million US$) | FY2023 | FY2022 |
|---|---|---|
| Net sales | 30.9 | 23.8 |
| Gross profit | 14.7 | 10.1 |
| Operating income / (loss) as reported | (13.3) | (10.4) |
| Net income / (loss) as reported | (15.4) | (29.3) |
| **Non-GAAP (Million US$)** | | |
| EBITDA | (12.7) | (9.9) |

## DISCUSSION & ANALYSIS

### Liquidity and Capital Resources

Cash and cash equivalents at December 31, 2023 was $15.3 million, compared to $20.8 million at December 31, 2022.  The Group has maintained strong cash reserves so as to ensure that it has sufficient liquidity to be able to support its operations and investment strategy.

In 2023, the Group used the funding arrangements with L1 Capital Global Opportunities Master Fund and Anson Investments Master Fund LP set up in 2021 for its cash needs. The Group also closed an additional facility during the year through its subsidiary undertaking, SEALSQ Corp, raising a further $10.0 million with which to fund its cash requirements.  As a result of the divestiture of the arago Group, the Company has continued to benefit significantly by freeing up liquidity for the continuing operations of WISeKey and had a positive impact on its cash flow forecasts.

The Group had positive working capital of $11.2 million as at December 31, 2023 and, based on the Group's cash projections for the next 12 months to May 31, 2025, it has sufficient liquidity to fund operations and financial commitments.

### Revenue

WISeKey revenue for FY2023 was $30.9 million, compared to $23.8 million in FY2022, which represents a strong 30% increase year on year. The shortage in semiconductors' raw material during the COVID-19 pandemic has attracted new customers to WISeKey, particularly those small and medium-sized companies that were not prioritized by competitors due to the relatively smaller size of their orders. The shortage also pushed customers to make long-term commitments so as to secure their supply, which meant that they placed orders for delivery over more than six months, which provided WISeKey with a very secure backlog of orders. Based on this, WISeKey was able to take steps to increase its production capacity in 2023, thereby allowing a growth by 30% or $7.1 million.

The Company's mPKI offering continues to grow as a result of the success of a concentrated sales focus.  The growth is in particular generated by a successful partnership in the Asia Pacific region, in particular in Vietnam, and the Company is expecting further growth in this region as it looks to expand this partnership into additional countries.

During the year the Group also generated the first revenues from its WISeSat.Space division relating to a feasibility study into the establishment of a secure constellation of satellites.The Group is actively exploring opportunities with its existing client base while also seeking out new clients, with expectations for significant growth in 2024.

Now that the Semiconductor supply chain is back to normal, we expect competitiveness to increase in the industry as customers are no longer limited by supply shortages and can diversify their product sources. We therefore anticipate that similar year-on-year growth in revenue will not be sustainable in the short term. Indeed, in their ambition of securing their supply through long-term commitments, some of our customers also built inventory of our products and end the year 2023 with products in stock that will reduce their order volume in 2024.

Moreover, we are transitioning towards our next-generation range of products and have involved our customers in this transition to make sure that our new product range will suit their needs. With this strategy, we expect to get their buy-in for our long-term product strategy but, in the short term, this has also led some of our customers to also prepare the transition into the next generation products and we expect some hold back on volumes during this transition.

| USD'000 | 12 months ended December 31, 2023 | 12 months ended December 31, 2022 | Year-on-Year Variance |
|---|---|---|---|
| IoT segment revenue from external customers | 30,058 | 23,198 | 30% |
| mPKI segment revenue from external customers | 860 | 616 | 40% |
| **Total revenue** | **30,918** | **23,814** | **30%** |

*Revenue by region*

Our operations are global in scope, and we generate revenue from selling our products and services across various regions. Our operations in North America contribute the largest part of our revenues (54% in 2023) and the second largest contributor is Europe, Middle East & Africa (35% in 2023). Our focus remains on these two regions, and we continue building our sales and marketing team in these areas.

Our revenue by geographic region for the years ended December 31, 2023 and 2022 respectively is set forth in the following table:

| Net sales by region | 2023 | | 2022 | |
|---|---|---|---|---|
| | USD'000 | % | USD'000 | % |
| Europe, Middle East & Africa | 10,695 | 35% | 7,264 | 30% |
| North America | 16,646 | 54% | 13,677 | 57% |
| Asia Pacific | 3,466 | 11% | 2,745 | 12% |
| Latin America | 111 | 0% | 128 | 1% |
| Total net sales | 30,918 | 100% | 23,814 | 100% |

*Beyond 2023*

WISeKey has started the launch of the WISeSat picosatellites constellation which will enable the direct connection of satellites to IoT devices for authentication, completing the connection cycle from space to device through secure telecommunication means. Management expects that this will lead to a new revenue stream for WISeKey. This technology allows for identification in remote, low connectivity areas, and will rely on our semiconductors' technology. Discussions on this asset tracking technology have started in the logistics industry where WISeKey has engaged into a consortium to develop a 'smart container' solution which will integrate IoT-enabled devices and IoT sensors secured by SEALSQ microchips into smart containers that become traceable anywhere on earth seamlessly via both the WISeSat constellation and traditional land-based communication infrastructures.

We anticipate that WISeKey's R&D investment in post-quantum resistant technology will also generate new revenue from next generation semiconductors starting in late 2025 and into 2026.

SEALSQ and WISeKey, together with ODINS, a Spanish company with extensive experience in R&D worldwide and in the design and manufacturing of IoT devices and solutions, intend to establish a "high-performance cybersecurity chip design and customization center", also referred to as an Open Semiconductors Assembly and Test ("OSAT") center, in Spain under the financial umbrella of the Microelectronics and Semiconductors Plan (PERTE CHIP) initiated by Spain.

WISeKey has also announced the launch of SEAL SQ internal R&D project, named "SEALCOIN" that involves significant technical innovation that would potentially lead to a future creation or adoption of an Internet of Things ("IoT") Machine to Machine (M2M) token with enhanced security features, including post-quantum cryptography.

Despite its efforts to set up new revenue streams, management expects 2024 to be a transition year where the focus of customer demand will shift to the next generation of products, which is likely to impair WISeKey's growth temporarily in 2024 before full production of the next generation of Semiconductor products in 2025/2026.

*Gross Profit*

Our gross profit margin increased by 6 percentage points from 42% in FY2022 to 48% in FY2023, whilst gross profit increased by 46% to $14.7 million in FY2023, in comparison with a gross profit of $10.1 million in FY2022.  These good results are closely linked to the 30% year-on-year increase in revenue between FY2022 and FY2023, and our ability to update our pricing strategy to absorb the higher purchase costs caused by the shortage in semiconductor that impacted our inventory.

We note that the shortages in semiconductor components over the last few years have led to an increase in purchasing costs as the Company paid premiums on standard costs to increase its production capacity. However, WISeKey's strong working relationships with its customers has allowed us to build these increases into our prices. We have therefore not suffered any decrease in gross profit margin in relation to the supply chain issues during shortages. However, as shortages are resolved our purchasing costs have decreased back to pre-COVID levels, and our customer prices have been realigned.  The increase in gross profit margin in 2023 is temporary, resulting from the timing difference between when the Company stopped paying higher purchasing costs and when the inventory with these higher costs was delivered to our customers.

*Other operating income*

We do not have recurring other operating income that contributes to our profit.
In 2023, the main components of our other operating income consisted of recharges for the use of our premises by OISTE for $0.1 million.

In 2022, the main components of our other operating income consisted of a one-off credit in relation to the write off a payable balance of $1,899,148, and recharges for the use of our premises by OISTE for $0.1 million.

*Research & development expenses*

Our research and development («R&D») expenses includes expenses related to the research of new technology, products and applications, as well as their development and proof of concept, and the development of further application for our existing products and technology. They include salaries, bonuses, pension costs, stock-based compensation, depreciation and amortization of capitalized assets, costs of material and equipment that do not meet the criteria for capitalization, as well as any tax credit relating to R&D activities, among others.

Our R&D expenses increased by $0.5 million between 2023 and 2022. Although we have refocused our R&D efforts, it remains a large part of our operating expenses with $4.4 million spent in the year ended December 31, 2023, representing 16% of total operating expenses. Our Group being technology-driven, the level of our R&D expenses reflects our engagement to act as a leader in new cybersecurity developments and future applications, such as the development of our new verticals, WISeSat.Space and WISe.ART.

Research tax credits are provided by the French government to give incentives for companies to perform technical and scientific research. Our subsidiary WISeKey Semiconductors is eligible to receive such tax credits. The credit is deductible from the entity's income tax charge for the year or payable in cash the following year, whichever event occurs first.

*Selling & marketing expenses*

Our selling & marketing («S&M») expenses include advertising and sales promotion expenses such as salaries, bonuses, pension costs, stock-based compensation, business development consultancy services, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.

With a total of $6.4 million net of stock-based compensation, our S&M expenses decreased by $0.6 million in comparison with our 2022 S&M expenses of $7.0 million net of stock-based compensation. This decrease relates to changes in the S&M team make up which have resulted in a decrease by $0.4 million in social charges and pension costs, as well as a one-off promotional investment made in 2022.

*General & administrative expenses*

Our general & administrative («G&A») expenses cover all other charges necessary to run our operations and supporting functions, and include salaries, bonuses, pension costs, stock-based compensation, lease and building costs, insurance, legal, professional, accounting and auditing fees, depreciation and amortization of capitalized assets, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.

Net of stock-based compensation, our G&A expenses of $17.2 million has increased by $6.0 million in comparison with the $11.2 million G&A expense net of stock-based compensation for the year ended December 31, 2022. Part of this increase relates to SEALSQ Corp and the cost of forming a group of companies listed on the Nasdaq, with, for the year ended December 31, 2023, legal fees of $2.2 million, audit fees of $0.5 million, Nasdaq fees of $0.3 million, share registrar's fees of $0.3 million, and additional Board fees of $0.1 million. The other main factor supporting the increase is the investment in additional resources to support the listing of SEALSQ and the development of the new verticals which generated additional personnel costs of $2.4 million.

Our G&A expenses remain and will remain high due to WISeKey's initiatives to expand our geographical footprint and revenue streams. These initiatives require specific professional expertise and legal advice which contribute to our G&A cost base.

*Operating Results*

As a result of the factors described in the above sections, our $13.3 million operating loss for the year ended December 31, 2023 increased by $2.9 million compared with our $10.4 million operating loss for the year 2022.

The rise in operating expenses is attributed to increased investment in R&D for the development of our next-generation solutions, as well as higher G&A expenses resulting from the establishment and listing of the SEALSQ Corp group, aimed at supporting our strategy.

Additionally, the net balance of our non-operating activities in the year ended December 31, 2023 was an expense of $1.9 million, which represents a $0.7 million decrease in non-operating costs compared with 2022 and its $2.6 million net expenses from non-operating activities.

Most of the decrease is attributable to a non-recurring income of $0.9 million for the sale of the intellectual property of the Group's former subsidiary, arago GmbH.

*Liquidity and Capital Resources*

Cash and cash equivalents at December 31, 2023 was $15.3 million, compared to $20.8 million at December 31, 2022. The most significant sources of funding of the Group are customer sales, convertible loans signed with L1 and Anson and research tax credits provided by the French government. We anticipate that our ability to resort to external funding in future will be closely linked to the performance of both the WISeKey and the SEALSQ ordinary shares on the SIX and the Nasdaq respectively.

*Consolidated Income Statement of WISeKey International Holding Ltd*

| USD million, except earnings per share | 12 months ended December 31, 2023 | 2022 | Year-on-Year Variance |
|---|---|---|---|
| Net sales | 30,9 | 23,8 | 30% |
| Cost of sales | (15,8) | (13,6) | 16% |
| Depreciation of production assets | (0.4) | (0.1) | 400% |
| **Gross profit** | **14,7** | **10,1** | **46%** |
| | | | |
| Other operating income | 0.2 | 2,1 | -90% |
| Research & development expenses | (4,4) | (3,9) | 13% |
| Selling & marketing expenses | (6,5) | (7,3) | -10% |
| General & administrative expenses | (17,3) | (11,4) | 52% |
| **Total operating expenses** | **(28,0)** | **(20,5)** | **37%** |
| **Operating (loss) / income** | **(13,3)** | **(10,4)** | **28%** |
| | | | |
| Non-operating income | 2,4 | 3.9 | -38% |
| Debt conversion expense | (0.6) | (0.8) | -25% |
| Interest and amortization of debt discount | (0.6) | (0.2) | 300% |
| Non-operating expenses | (3.1) | (5.5) | -44% |
| **(Loss) / income before income tax expense** | **(15,2)** | **(13,0)** | **17%** |
| | | | |
| Income tax (expense) / income | (0.2) | 3,2 | -106% |
| **Net (loss) / income from continuing operations, net** | **(15,4)** | **(9.8)** | **57%** |
| Loss on discontinued operations | - | (19.5) | n/a |
| **Net (loss) / income** | **(15.4)** | **(29.3)** | **-47%** |

*Beyond FY2023*

Although WISeKey anticipates a reduction in order volumes in 2024 which will see it being a transitional year, the Group has taken several initiatives to develop new revenue streams and strengthen net results.

These initiatives include:

• Enabling companies to quickly and easily get access to Device Attestation Certificates (DACs). The service is provided by INeS, our managed "PKI as a Service" platform without the necessity to invest and to deploy any hardware infrastructure. Each manufacturer using the platform can manage the security lifecycle of certificates and devices in their own dedicated, cloud-based application. We will also be offering our complete range of FIPS Certified Secure Elements with pre-provisioning of keys and DACs ready for authentication under Matter Protocol. This strong value proposition will enable smart home device manufacturers to achieve faster time to market through cost effective and simplified design processes when designing Matter compliant smart home products.

• The continued development of the Group's mPKI strategic partnership in Asia with a goal to expand the partnership to additional regions in 2024.

• The development of the QUASARS project, with significant R&D investment in post-quantum resistant technology will also generate new revenue from next generation semiconductors starting in late 2025 and 2026.

• The use of our technology with the WISeSaT PocketQube Satellite constellation to be deployed, which will enable the direct connection of satellites to IoT devices for authentication, through secure telecommunication means. This technology allows for identification in remote, low connectivity areas, and will rely on our semiconductors' technology. Discussions on this asset tracking technology have started in the logistics industry where WISeKey has engaged into a consortium to develop a 'smart container' solution which will integrate IoT-enabled devices and IoT sensors secured by SEALSQ microchips into smart containers that become traceable anywhere on earth seamlessly via both the WISeSat constellation and traditional land-based communication infrastructures.

• The creation of a "high-performance cybersecurity chip design and customization center", also referred to as an Open Semiconductors Assembly and Test ("OSAT") center, in Spain under the financial umbrella of the Microelectronics and Semiconductors Plan (PERTE CHIP) initiated by Spain in partnership with WISeKey and ODINS.

- Project "SEALCOIN" that involves significant technical innovation that would potentially lead to a future creation or adoption of an Internet of Things ("IoT") Machine to Machine (M2M) token with enhanced security features, including post-quantum cryptography. The SEALCOIN project is at the initial, technical Proof-of-Concept ("PoC") stage and its release is scheduled for mid-July 2024, with a comprehensive demo planned shortly thereafter, showcasing the innovative capabilities of SEALCOIN in enabling Service vs Payment transactions between machines.

*Non-GAAP Financial Measures*

In managing the business on a consolidated basis, management develops an annual operating plan, which is approved by our Board of Directors, using non-GAAP financial measures including EBITDA and adjusted net income. In measuring performance against this plan, management considers the actual or potential impacts on these non-GAAP financial measures from actions taken to reduce costs with the goal of increasing our gross margin and operating margin and when assessing appropriate levels of research and development efforts. In addition, management relies upon these non-GAAP financial measures when making decisions about product spending, administrative budgets, and other operating expenses. We believe that these non-GAAP financial measures, when coupled with the GAAP results and the reconciliations to corresponding GAAP financial measures, provide a more complete understanding of the Company's results of operations and the factors and trends affecting business. We believe that they enable investors to perform additional comparisons of our operating results, to assess our liquidity and capital position and to analyze financial performance excluding the effect of expenses unrelated to operations, certain non-cash expenses related to acquisitions and share-based compensation expense, which may obscure trends in the Company's underlying performance.  This information also enables investors to compare financial results between periods where certain items may vary independent of business performance and allows for greater transparency with respect to key metrics used by management.

These non-GAAP financial measures are provided in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The presentation of these and other similar items in non-GAAP financial results should not be interpreted as implying that these items are non-recurring, infrequent, or unusual.  Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this release in a schedule entitled "Financial Reconciliation of GAAP to non-GAAP Results (unaudited)."

EBITDA is defined as Operating income/(loss) for the reporting period before depreciation and amortization for the same reporting period.

*Non-GAAP to GAAP Reconciliations*

| Financial Reconciliation of GAAP to non-GAAP Results (unaudited)<br>(Million US$) | 12 months to December 31,<br>2023 | 12 months to December 31,<br>2022 |
|---|---|---|
| **Operating income/(loss) as reported** | **(13.3)** | **(10.4)** |
| *Recurring non-GAAP adjustments* | | |
| Depreciation expense | 0.6 | 0.4 |
| Amortization expense on intangibles | - | 0.1 |
| **EBITDA** | **(12.7)** | **(9.9)** |
| *Non-GAAP adjustments:* | | |
| Listing-related professional fees* | 0.3 | 0.1 |
| **Adjusted EBITDA** | **(12.4)** | **(9.8)** |

\* The Companies subsidiaries SEALSQ Corp, was listed on the Nasdaq on May 24, 2023.

# 3. OUR BUSINESS

This section provides a business upate for the 4 Verticals that are the back bone of the WISeKey Group:

**3.1 SEALSQ, our Semiconductor and PKI for IoT Vertical,**
**3.2 WISeSaT our  Satellite Vertical,**
**3.3 WISe.ART our Arts and Luxury Vertical,**
**3.4 WISeID our Trust Services Vertical.**



## 3.1 SEALSQ, OUR SEMICONDUCTOR VERTICAL

**OVERVIEW**

WISeKey's global semiconductor business is run through its subsidiary, SEALSQ.

The mission of SEALSQ is to pioneer the integration of digital trust into the physical world.

SEALSQ stands at the intersection of physical and cyber trust, offering unparalleled assurance in an increasingly interconnected world. At the heart of its offerings is the innovative integration of Cybersecurity, Semiconductors and Post-Quantum Internet of Things ("IoT".)  It is transforming technology, utilizing IoT-generated data, protected and authenticated by our innovative technology, to enable operational enhancements.

SEALSQ uses a unique method to secure semiconductors designed by the Company through cutting-edge authentication processes, combined with post-quantum technology and third-party identity blockchains, to ensure the authenticity of the original IoT.

SEALSQ uses a patented method to digitally certify the authenticity of a physical object of value. The method includes a storage device, a digital certificate of authenticity (encrypted information reflecting at least one characteristic unique to the physical object, checking, whenever required, the validity of the digital certificate of authenticity by use of a network computer), the network computer cooperating with the storage device and a validating or a certifying authority.

With a rich portfolio of 40 patent families, covering over 110 fundamental individual patents, and another 12 patents under review, SEALSQ continues to expand its platform use in various domains. SEALSQ semiconductors secure millions of objects:  luxury products, high-end watches, routers, gateways, utilities meters, drones, authentication dongles, storage memory USB sticks, medical devices, connected door-locks, and electronic consumers devices, among others.  These semiconductors include Digital Identification technology, such as Keys, Certificates or NFTs, that secures, authenticates, and proves ownership of digital and tangible assets.

SEALSQ's semiconductors, when placed on an object, can securely link the object to NFTs, enabling authentication and tracking of the object. This model is much like an embedded ePassport, and confirms the identity of the object on the Blockchain ledger. This digital identity, used throughout the object's lifetime, allows the object to become a "Trusted Object" of the Internet, and enables proof of its identity and provision of related verifiable data.

SEALSQ does not provide any technology or services in the management of the NFT creation or the distribution of NFTs. However, SEALSQ's NFT-related business is to provide its security–related services, Secure Element, to customers in the form of security-enhanced semiconductors. The Secure Element service that SEALSQ provides enables SEALSQ's customers to create and maintain a secure link between an object and its non-fungible token ("NFT") (issued by a SEALSQ customer that purchases SEALSQ semiconductors) that is stored in a blockchain.

SEALSQ's technology enables systems and methods for establishing the long-term authenticity of NFTs minted on a public blockchain by linking the NFT to its associated object (which itself may be physical, digital, tangible or intangible), the minter of the NFT, the nature of the association of the NFT minter to the associated physical object, and the possessor and/or originator of the object. In particular, SEALSQ's technology enables the "embodiment" of this information that constitutes the linkage between the NFT and the associated digital object, physical object, or intangible object (e.g., intellectual property assets, contracts, or other intangible assets), and consequently allows for authentication of the NFT and its related object in a variety of scenarios.

**IoT Market**

The significant growth of the IoT market, as reported by IoT Analytics[1], highlights the increasing significance of IoT in our digital world. Many of the currently deployed IoT devices lack any serious form of security. As such, these devices contain weaknesses that can easily be exploited, and the vast majority of data transmission to or from these devices is left unprotected. Regulatory and legislative pressure in combination with the rising danger of ransomware and other types of attacks, will force IoT customers to adopt solid cybersecurity practices and techniques.

Given the rapidly growing number of connected IoT devices and an increasing awareness of the need for robust security measures for these devices, the IoT cybersecurity market presents enormous potential: More than 12 billion IoT devices were connected in 2021 and this number is expected to grow to 29 billion units in 2027 with CAGR of 16% according to IoTAnalytics[2]. McKinsey predicts an annual USD 12.6 trillion in economic value by 2030[3]. Analysts expect the market of secure hardware to grow to more than 5 billion units in 2024[4], there are only a handful of suppliers in the world. ABI Research also forecasts that the global market size of secure hardware modules will grow from $0.8 billion in 2022 to $1.2 billion in 2026 at a CAGR of 10%[5].

[1]"State of IoT 2023", IOT Analytics, May 2023
[2]"State of IoT 2023", IOT Analytics, May 2023
[3]"IoT value set to accelerate through 2030", McKinsey, November 2021
[4]"Digital Authentication and Embedded Security", ABI Research, February 2020
[5]"Hardware Security Modules", ABI Research, January 2022

An increase in cyber threats targeting critical infrastructure systems is one reason ABI Research forecasts that Authentication IC (Integrated Circuit) will be at the center of IoT cybersecurity. ABI Research also anticipates that the global market size of the Authentication IC will grow from 0.3 billion in 2022 to 1 billion in 2026 at a CAGR of 57.1%[6].

McKinsey[7] listed a number of 'head wind' factors for IoT adoption rates. To cite some of their observations:

- "Consumers, enterprise customers, and governments are increasingly concerned with IoT cybersecurity because the growing number of connected endpoints offers vulnerable points for hackers to exploit."
- "Companies are grappling with how much privacy customers will give up in return for lower prices or special offers in a retail setting. The COVID-19 pandemic has brought this issue into even sharper relief as governments and citizens attempt to balance public health with individual privacy."
- "Cybersecurity is a cross-cutting headwind to at-scale IoT deployments, so it should be unsurprising that this concern is particularly pronounced in the healthcare space. Not only is the security of the IoT device itself paramount but also that of the underlying data and analytics."

Markets and Markets forecasts the global IoT cybersecurity market size to grow from $14.9 billion in 2021 to $40.3 billion by 2026, at a CAGR of 22.1% from 2021 to 2026[8].

Allied Market Research valued the global IoT security market size at $8.4 billion in 2018 and projected the size to reach $74 billion million by 2026, growing at a CAGR of 31.20% from 2019 to 2026[9].

The IoT market has so far been self-regulated, and some industries are implementing sector-specific regulations. Governments, however, are increasingly aware of the cybersecurity risks of IoT that can leave citizens vulnerable to security and privacy risks. Lawmakers enact legislation to:

- Make connected devices more resilient to cyber threats and attacks (IoT Cybersecurity); and
- Protect the privacy of personal information (IoT Privacy).

---

[6]"Embedded Security for the IoT", ABI Research, January March 2020.
[7]"The Internet of Things: Catching up to an accelerating Opportunity", McKinsey & Company, November 2021
[8]"IoT Security Market by Type (Network Security, Endpoint Security, Application Security and Cloud Security), Component (Solutions & Services), Application Area, Deployment Mode (On-premises & Cloud), Organization Size, and Region – Global Forecast to 2026", Markets And Markets, October 2021
[9]"IoT Security Market by Component Solution (Solution and Services), Deployment Model (On-Premise and Cloud), Organization Size (Large Enterprises and Small & Medium Enterprises), Product Type (Device Authentication & Management, Identity Access & Management, Intrusion Detection System & Intrusion Prevention System, Data Encryption & Tokenization and Others), Security Type (Network Security, Endpoint Security, Application Security, Cloud Security, and Others), and Industry Vertical (Manufacturing, Retail & E-Commerce, Government & Defense, Transportation & Logistics, Energy & Utilities, Healthcare & Others); Global Opportunity Analysis and Industry Forecast, 2019-2026, Allied Market Research, January 2020

Aspects of an IoT deployment may then be subject to many different forms of oversight.

As governments are adopting new legislation imposing security implementation requirements on IoT deployments, IoT devices and IoT deployments may no longer be able to comply with new and future legislation and regulations without implementing new levels of cybersecurity features.

Gartner expects that through 2026, less than 30% of U.S. critical infrastructure owners and operators will meet newly mandated government security requirements for cyber-physical systems[10]. Gartner further expects that the percentage of nation states passing legislation to regulate ransomware payments, fines and negotiations will rise to 30% by the end of 2025, compared to less than 1% in 2021[11].

Gartner also forecasts that, by 2025, 70% of CEOs will mandate a culture of organizational resilience to survive coincident threats from cybercrime, severe weather events, civil unrest and political instabilities[12].

**IoT Cybersecurity**

Regarding critical infrastructure protection, regulators and legislators are increasingly concerned about security of IoT actuators in crowded places, power grids, telecom systems, public transport, traffic control, water distribution, and energy transport.

The EU Cybersecurity Act that came in effect in 2019, addresses these concerns and applies in all EU member states and the UK. It mandates the EU Agency for Network & Information Security ("ENISA") to define an EU-wide cybersecurity certification framework.

The EU further enacted the Directive on security of network and information systems ("NIS"). It aims to reach a high level of cybersecurity for Critical National Infrastructure and essential services, and establishes a range of IoT cybersecurity requirements for operators of essential services and their digital service providers.

[10]"3 Planning Assumptions for Securing Cyber-Physical Systems of Critical Infrastructure", Gartner, February 2022
[11]Opening Keynote, "Gartner Security & Risk Management Summit" in Sydney, Australia, Gartner, June 2022
[12]Opening Keynote, "Gartner Security & Risk Management Summit" in Sydney, Australia, Gartner, June 2022

The U.S. currently lacks a federal IoT cybersecurity regulatory framework. The IoT Cybersecurity Improvement Act passed in 2020, however, sets minimum security standards for IoT devices procured by the federal government. While the bill avoids to directly regulate the private sector, it aims to leverage federal government procurement influence to encourage increased cybersecurity and put in place basic security measures for IoT devices. The bill further gives the National Institute of Standards & Technology ("NIST"), further authority to oversee IoT cybersecurity risks for equipment bought by the federal government, and to issue guidelines dealing with IoT cybersecurity. IoT devices procured by the federal government must comply with these recommendations.

At the state level, California and Oregon have gone further and passed new IoT security laws (resp. SB 327 and HB-2395) that became effective in 2020. These laws require that IoT devices sold in California and Oregon be fitted with reasonable security features to protect both the IoT device and the data it contains. They place additional liability and burden of proof on the IoT vendors as soon as the device is connected to the Internet in those states.

New York State enacted the Stop Hacks and Improve Electronic Data Security Act ("SHIELD") in 2020. This bill requires the implementation of a cybersecurity program and protective measures for New York State residents and apply to IoT manufacturers.

The UK is currently moving forward and is shifting the responsibility to secure IoT devices away from consumers and demand strong cybersecurity be built-in by design.

ABI Research expects Critical Infrastructure cybersecurity spending to increase from $106 billion in 2021 to $146 billion in 2025 at a CAGR of 8.3%[13].

**IoT Privacy**

Regarding privacy, regulators and legislators are increasingly concerned that individuals may not be able to provide consent for IoT sensors which are permanently collecting behavioral data, to locate the source of inaccurate data, and to be comfortable that uploaded privacy-sensitive data do not leak out.

The EU General Data Protection Regulation ("GDPR"), which has been in effect since 2018, establishes a harmonized framework within the EU and the UK, including the right to be forgotten, the need for clear and affirmative consent, and severe penalties for failure to comply with these rules. The GDPR law equally applies to IoT devices, IoT platforms and IoT deployments.

[13]"Critical Infrastructure Security", ABI Research, February 2021

Gartner expects that by the end of 2023, modern privacy laws will cover the personal information of 75% of the world's population[14].

**Trusted IoT**

The Trusted Internet of Things, or IoT, is poised to disrupt the semiconductor industry at industrial and business levels. IoT devices transform almost all products into smart devices, from irrigation systems to luxury products to pharma and clothing. Retail, health, bioscience, consumer-based products, and industrial IoT are all in high demand.

With the growing demand for IoT solutions comes tremendous potential for profit. The McKinsey Global Institute estimates that IoT applications will generate between $5.5 trillion and $12.6 trillion globally in 2030[15]. This growth presents enormous opportunities and challenges for the semiconductor industry.

Perhaps the biggest challenge facing the semiconductors industry is that IoT chips will change the kinds of semiconductors the industry has to make, demanding new manufacturing processes and techniques from chip manufacturers to produce smaller chips that consume less power.

**Sustainability**

IoT will continue to transform the sustainable energy markets, such as wind, solar, biothermal, and nuclear power generation industries. IoT analytics will provide wind energy suppliers with real-time data on their power plants and storage assets, as well as their customers' consumption, to ensure continuous energy generation and distribution. IoT solutions can also enable the adjustment of business operations for dramatically increased revenue.

There is an expectation to see a shift in demand for sensors, actuators, and gateways, because all of these devices are needed to predict failures and assure the overall efficiency of equipment, specifically for sustainable power generation. This trend is the most accurate for green technology companies that will continue to reduce operational expenses, reserve funds for innovations, and deliver more affordable green energy.

[14]"Gartner Identifies Top Five Trends In Privacy Through 2024", Gartner, May 2022
[15]"The Internet of Things: Catching up to an Accelerating Opportunity", McKinsey Global Institute, November 2021

While IoT adoption from Utility Service Providers ("USPs") will be driven by regional stimulus packages, markets will continue to be cautious with their capital spending on new technology solutions. USPs (energy and water) will remain one of the largest adopters of massive IoT solutions, as they continue to implement their grid digitalization programs that started more than a decade ago. A utility's primary objective in implementing IoT will be to add resilience to their operational processes and support growing demands to shift from the use of fossil fuels and move toward renewable resources.

Oil & Gas operators realize they need to transform and embrace climate neutral energy sources. These operators will increase investments in digital transformation to address commercial, operational, and existential threats, as well as align business models with changing climate action regulation. ABI Research expects that, in 2030, they will spend $15.6 billion on digital tools to address industry challenges and align operations with changing business models[16].

With digital tools, oil and gas companies can analyze the condition of transmission and distribution pipes, prepare for changes in oil and gas prices, plan sustainability strategies and ensure an increasing amount of renewables capacity is integrated into grids and provided to consumers. Data analytics allied with IoT platforms have become essential to identifying issues ahead of time such as pipeline degradation, wellhead performance, and pollution from gas flares.

The effect of the cyber-attack on the Colonial Pipeline made operators aware that even spending unlimited amounts to secure networks and assets will not provide 100 percent security as attackers only need one error to cause havoc. Increasingly, cyber threats are rapidly becoming a concern for both the C-suite and governments, and IoT cybersecurity has become a top priority for them.

ABI Research expects that spending on IoT security within the sector will increase by 8.1% between 2022 and 2030 to reach $5.6 billion per annum[17].

**Metaverse**

Gartner expects that by 2026, 25% of people will spend at least one hour a day in the Metaverse for work, shopping, education, and entertainment. Gartner defines the Metaverse as a collective virtual open space, created by the convergence of virtually enhanced physical and digital reality. Beyond entertainment, gaming and social media, a Metaverse provides enhanced immersive experiences for professional activities including:
• Training with a more immersive learning experience in medical, industrial and sports.
• Virtual events with a more immersive social experience.

[16]"Digital Transformation in the Oil and Gas Market", ABI Research, December 2021
[17]"Digital Transformation in the Oil and Gas Market", ABI Research, December 2021
[18]"Predicts 2022: 4 Technology Bets for Building the Digital Future", Gartner, December 2021

- Retail can extend its reach to an immersive shopping experience that allows for more complex products.
- Enterprises can achieve better engagement, collaboration and connection with their employees through virtually augmented workspaces.

The current siloed VR (Virtual Reality) or AR (Augmented Reality) environments of a single provider will eventually integrate into a single Metaverse adopting open standards. Activities in a unified Metaverse include:

- Obtaining outfits, equipment and accessories for online avatars.
- Purchasing digital land and constructing virtual buildings.
- Participating in virtual events and training classes.
- Trading collectibles, rare assets and unique pieces of digital art.
- Interacting with others for employee onboarding, customer service, and sales.

Studies by, amongst others, Gartner[19] and ITU[20] revealed that consumers and professionals raise the following concerns before adopting the Metaverse:

- How to preserve the privacy of personal data.
- How to know whether data for decisions can be relied on.
- How to get confidence in payment methods.
- How to know for sure who you are interacting with.
- How to deal with the abundance of endpoints: each device in the office or in someone's home that connects to the internet opens up a new door through which cyberattacks can enter.

Since the Metaverse will require multiple devices and sensors, people are becoming even more vulnerable to data breaches. While the opportunities offered by the Metaverse are huge, these key concerns need to be solved first in order to create a "trusted" Metaverse. A trusted Metaverse enriches digital experiences with trusted bridges to the physical world.

**Market Opportunity**

SEALSQ's business strategy focuses on expanding our product range, growing its global customer base, leveraging partnerships, and deepening our penetration in existing markets. This strategy is underpinned by SEALSQ's commitment to innovation, particularly in the development of next-generation Secure Elements and Crypto Processors capable of running Post-Quantum algorithms.

[19]"What Is a Metaverse", Gartner, January 2022
[20]"AI: The driving force behind the metaverse", ITU News, June 2022

SEALSQ's IoT systems, encompassing both cloud-based and edge-based solutions, cater to diverse operational needs. SEALSQ's IoT solutions are making significant impacts across industries, including smart cities, healthcare, and cybersecurity.

**Our solution**

SEALSQ is so much more than a cybersecurity technology company.

SEALSQ is in the physical/cyber trust business. Every day, citizens, consumers and professionals rely on the trust we bring to the IoT devices around them. SEALSQ's brand reflects digital comfort and a culture of trust, security, and protection.

For that, SEALSQ offers to its customers:

• "Secure Elements" implementing a mix of analog and digital countermeasures which are the DNA of our engineering teams, constantly monitoring and anticipating the new generation of attacks that the cyber hackers may develop.
• "Intelligent Provisioning and Personalization Platform" to manage the creation of digital keys and certificates. This approach ensures a more efficient, secure, and error-free process, significantly enhancing the reliability of certificate injection into our Secure Elements. The intelligent system dynamically adapts to evolving security needs, providing personalized security solutions tailored to each customer's unique requirements.
• "Root Certificate Authority" to guarantee the uniqueness and authenticity of the digital identities we generate for our customers. SEALSQ's verification process detects anomalies and ensures the integrity of each digital identity, thereby fortifying the trust in our digital certificates.

SEALSQ's products and infrastructures are certified with the highest grading of the industry by third party certification labs.

SEALSQ designs, develops and markets secure semiconductors worldwide as a fabless manufacturer, meaning it does not manufacture the semiconductors, but instead collaborates with production partners for all phases of the manufacturing process of its semiconductors/ICs, including wafer fabrication and packaging and testing. SEALSQ provides added security and authentication layers on its semiconductors which can be tailored to customers' needs.

SEALSQ's production partners are responsible for the procurement of all of the raw materials used in manufacturing its products and it understands that such raw materials are multi-sourced.

How is SEALSQ different?

SEALSQ is unique because it combines secure hardware with a platform to manage keys and to manage the physical/cyber pairing. This pairing associates the hardware chip inseparably with digital certificates and a digital record that reflects the lifecycle of the chip. Conversely, the digital security is anchored in hardware inside the device. It is this unique proposition that enables SEALSQ to bring digital trust to the physical world.

SEALSQ's legacy of personalizing payment cards brought SEALSQ the opportunity to personalize IoT devices. While the market of payment cards and SIM cards has become a commodity, the market of personalized IoT devices is growing rapidly. With SEALSQ's advanced management platform in combination with its advanced silicon design, SEALSQ can capture this booming market. SEALSQ's efficient platform also enables to extend to mainstream quantities of non-connected objects, such as e-cigarettes, as well as small batches of high-end controllers, such as satellites placed into orbit. As such, SEALSQ's offer provenance, proof of origin, and lifecycle management to devices and objects. Additionally, SEALSQ enables data collection and data transmission to be protected against interference and eavesdropping, and SEALSQ enables command execution and firmware updates to be reliable and trustworthy.

SEALSQ's diverse client base employs its solutions across a broad spectrum of applications. These range from securing artworks, medical supplies, and access tokens, to safeguarding advanced technology such as personal health monitors, industrial controllers, IT servers, and more. SEALSQ's products play a crucial role in combating counterfeit, unauthorized imports, and theft, while ensuring the safety of connected devices in remote and unmonitored environments from threats like manipulation, disruption, and data breaches.

**Benefits for Customers**

Security is in our DNA, and SEALSQ helps its direct customers and end customers to understand the security risks, security implications and security solutions. SEALSQ's platform takes away the burden of managing sophisticated cryptography and a suite of secret, private and public keys. And SEALSQ helps them through the lifecycle of the security elements.

SEALSQ's customers realize that their products have a clear differentiator to end customers when SEALSQ security is inside. SEALSQ provides them with an effective anchor from which trust can be established, and from which new supporting platforms and services such as device life cycle management can be supported.

Vendors typically find it hard to manage security and may have little in-house knowledge about cryptographic strength, key generation, key injection, key pairing, key rotation, key hierarchies, and key lifecycle. We fundamentally offer our customers a one-stop shop for trusted personalization of their devices.

Not only security, but also customer care is in our DNA. We are proud of the customer loyalty we have achieved over the past 20 years. Our customers and their end customers also appreciate that our product roadmap takes their input into account, as well as market trends and security trends. Moreover, involving partners in our roadmap, such as FOSSA and Parrot, help our mutual customers to tune their devices and deployments to tackle the cybersecurity challenges. Customers and end customers further appreciate that we understand and respond to specific regulations they may be subject to.

SEALSQ was able to clearly demonstrate its customer dedication in 2021. Since 2020, global semiconductor supply was under stress as a by-product of the COVID-19 pandemic. When economies started to rebound in 2021, the combination of supply chain logistics issues and shortages in raw material kept global semiconductor supply under stress. Dedicated to fulfilling customer demand, SEALSQ was able to secure large allocations in our supply chain. In fact, SEALSQ gained new customers thanks to the constrained delivery these customers faced by their former semiconductor suppliers. Customers openly praised SEALSQ's dedication and loyalty to its customers.

**Benefits for IoT owners and operators**

While SEALSQ's customers are typically product manufacturers, the end customers are factories, consumers, governmental infrastructures, municipalities, smart transport initiatives, smart agriculture, etc. Due to increased threats and attacks, these IoT owners and operators demand increasing levels of protection. And given that they increasingly install devices in unmanned and uncontrolled environments, they even demand the security to be physically tamperproof.

Furthermore, with emerging policy debate and regulation on the topic of IoT security in Europe, Asia, and North America, IoT owners and operators want security solutions that can be easily implemented and deployed. With SEALSQ security inside, they know that digital trust is anchored in the hardware of the device.

When the U.S. government enacted its Infrastructure Investment and Jobs Act, SEALSQ was approached by integrators that worry about security and privacy. These integrators were seeking to participate in funded megaprojects to deploy IoT for power infrastructure, water distribution, airports, road safety, high speed internet and sensors to address climate change and saw that the level of cybersecurity of their IoT vendors was not always what they expected before SEALSQ came in the picture.

In 2023, SEALSQ reinforced its position as a unique security compliance provider for IoT device makers, delivering fully integrated security solutions from accredited root-of-trust to secure chip: costs and simplicity are optimized with no intermediates in the value chain, and the product gets to market earlier thanks to shorter development and certification processes.

SEALSQ sells into all industries and to companies of varying sizes, both vendors of appliances and end customers. Since 2010, it has sold more than 1 billion semiconductors and it has customers that bought more than 100 million of our high-end semiconductors. In the year ended December 31, 2023, SEALSQ's top ten customers represented 90% of its revenue. As of December 31, 2023, SEALSQ has sold to over 175 customers in over 35 countries since 2016.

**SEALSQ's Competitive Strengths**

SEALSQ believes that it has several competitive advantages that will enable it to maintain and extend its market position. Its key competitive strengths include:

- **Customer dedication** is in its DNA and SEALSQ delivers to customers ordering hundreds of millions of units, as well as to customers ordering a few thousand custom units.
- **Ongoing product innovation.** SEALSQ constantly innovates on its products to enhance and expand capabilities. SEALSQ's agentless technology differentiates it in the market and positions it to capitalize on the proliferation of new device types entering the enterprise that cannot be supported by agent-based technologies.
- **Proven Supply Chain Management** processes with a track record of timely delivery.
- **Standardized technology and compliance** with industry-driven standards, to ease the integration by SEALSQ's direct customers and by end customers.
- **Top-level certifications** (Common Criteria EAL5+ and FIPS140-2 Level 3) that address the current and future requirements of IoT deployments in health care and critical infrastructure.
- **The digital certificates are rooted at the OISTE Foundation,** a not-for-profit organization based in Geneva, Switzerland, regulated by article 80 et seq. of the Swiss Civil Code and neutral vis-à-vis any dominant vendor, country or other market player.
- **Broad appeal of its products across a diverse end customer base.** SEALSQ serves end customers of all sizes across diverse industries. It is deeply integrated into its customers' security infrastructure, demonstrating immediate and ongoing value. SEALSQ has a long-term, loyal base of end customers with many relationships spanning over 10 years.
- **Recognized market leadership.** SEALSQ is invited to speak at Davos and TechAccord. It participates in standardization efforts by Wi-SUN Alliance, a global association to drive interoperability in smart cities and smart grids. SEALSQ is also currently working with NIST's National Cybersecurity Center of Excellence ("NCCoE") on a reference design for securely onboarding IoT devices.

- **Global market reach** driven by direct and indirect sales strategy. SEALSQ has recruited top sales talent from leading security organizations and retain the highest quality sales representatives with demonstrated success.
- **Strong leadership team of security experts.** SEALSQ has a deep bench of talent at the executive level, with years of industry experience at semiconductor manufacturers and cryptography laboratories.

**SEALSQ's Growth Strategies**

At SEALSQ, while it has traditionally relied on the one-time sale of semiconductors and sensor hardware, it is actively evolving its business model to embrace recurring revenue streams. This strategic shift aims to leverage a percentage of the vast install-base of over 1.6 billion semiconductors. In addition to this, SEALSQ has established a post-market segment focusing on provisioning, onboarding, and lifecycle management, which not only generates additional recurring revenue but also enhances customer loyalty and retention.

SEALSQ's growth strategies are multi-faceted and forward-looking, focusing on:

1. Product Innovation: It is at the forefront of developing a new generation of Secure Elements, incorporating cutting-edge technologies to minimize footprint and reduce costs. This includes advanced Flash memory for greater customization and a new generation of Crypto Processors capable of running Post-Quantum algorithms endorsed by NIST. These innovations are aimed at creating new opportunities in upgrade markets across various sectors and pioneering applications.

2. Global Customer Base Expansion: Significant investments have been made, and will continue, in its sales infrastructure to foster new customer acquisition and to introduce our products in emerging markets. SEALSQ is confident these efforts will open doors to new large enterprise opportunities, both domestically and internationally.

3. Leveraging Partnerships: By capitalizing on its robust ecosystem of technology and channel partners, SEALSQ aims to amplify its market presence. This strategy is particularly targeted towards mid-market enterprises, where it sees substantial growth potential.

4. Expanding Within Existing Customer Networks: Its revenue is intrinsically linked to its clients' sales volumes. By supporting its existing customers in capturing their market opportunities, SEALSQ not only grows alongside them but also expand its reach within their networks. This includes entering new segments of their operations and replacing competitors where possible, thereby broadening the application of SEALSQ's products in diverse IoT markets.

In summary, the business strategy at SEALSQ is dynamic and adaptable, focused on innovative product development, expanding its global reach, leveraging strategic partnerships, and deepening its engagement with existing clients. This approach positions SEALSQ to capitalize on the rapidly evolving IoT market, ensuring sustained growth and continued leadership in the field.

**PRODUCT UPDATES**

1. **New Secure Elements**
SEALSQ put to market two new Secure Elements in Q3 and Q4 2023:

- **The VaultIC292™**, a new secure element specifically designed for IoT devices and sensors.

  The core of the value proposition is that this Secure Element can be pre-provisioned from factory or over-the-air, at wafer level or on package, with private keys and X509 certificates compliant with protocols such as MATTER, Wi-SUN or OPC for seamless authentication as well as commissioning with Microsoft AZURE or AWS Clouds.

  On the Hardware side theVaultIC292 is built on a proven proprietary CCEAL4+ level Tamper Resistant platform that has been long used to secure many sensitive applications like National ID cards, e-Passports, Banking, Pay TV Access Control cards and IoT.

- **The VaultIC408™**, a new Secure Element specifically designed to enhance the security and protect user's data in highly sensitive IoT applications like Smart Meters, Electric Vehicle Chargers, Medical Devices and Industrial IoT components.

  The key aspect of the product value proposition is its certification level as the chip offers a tamper resistant CCEAL5+ certified hardware platform, running a FIPS 140.3 certified firmware, offering off-the-shelf compliance with one of NIST's most rigorous cryptographic standards.

2. **Certificate and Key Management SaaS platform INeS™**

SEALSQ also made significant product developments on the side of its Certificate and Key Management SaaS platform INeS™:

- **Product Attestation Authority**

At the end of 2022, the WISeKey group's Root-of-Trust was accredited as a Product Attestation Authority by the Connectivity Standards Alliance defining the "Matter" smart home standard. SEALSQ has made the necessary integration so that INeS has become able to issue and manage Device Attestation Certificates (DAC) that can be used directly by OEMs or pre-loaded into the VaultIC292/408 chips to enable immediate compliance of the device with the latest Matter 1.2 protocol.

This will enable smart home device and gateway manufacturers to get access to "Matter" standard compliance and ensure their products meet with the highest cyber security standards, all under a very short time to market, reducing costs and development complexity.

- **Zero-Touch provisioning Solution.**

Manual provisioning of IoT devices today requires scheduling an appointment at the customer location for a field technician to manually set up the IoT devices.

Zero Touch provisioning ("ZTP") is an automatic and secure way to onboard devices in any IoT cloud platform that uses X.509 authentication technology. It supports X. 509 standard as the format of public-key certificates and so any platform supporting it, is compatible with this service. Amazon Web Services ("AWS"), Microsoft Azure are some example platforms fully supported by ZTP.

3. Trust Services

SEALSQ has improved its Trust Services portfolio with the launch in Q4 2023 of a cutting-edge semiconductor personalization "on-package" service available for the whole VaultIC™ range.

The core of SEALSQ's value proposition is to be a vertically integrated security offering. It means in practice that its secure element range can be personalized by pre-loading private keys and certificates compliant with protocols such as MATTER, Wi-SUN or OPC for seamless authentication as well as commissioning with Microsoft AZURE or AWS Clouds.

Chip personalization is traditionally performed in the semiconductor industry at an early stage of the production process (called personalization "on wafer"), resulting in high minimum order volumes and long lead-times (often over 6 months) for personalized chips orders.

SEALSQ is now able to offer its clients the option to personalize off-the-shelf secure elements from its VaultIC™ range with certificates and keys and deliver the pre-loaded chips in less than 4 weeks packed in reels from 1,000 to 20,000 units.

4. QUASARS Program Update

In 2022, we were excited to announce the kick-off of the QUASARS (QUAntum resistant Secure ARchitectureS) project, our next generation of secure microcontrollers built on our new Secure RISC-V CPU. The development has reached in December 2023 a critical step, with the delivery of an FPGA (an emulator chip).

Our new secure microcontroller design will be completed in Q2 2024, and we are expected the first engineering samples in Q4 2024.

This project marks a significant leap into the Post-Quantum Cryptography era, as it will implement an "hybrid solution" (i.e., combining "traditional" cryptographic algorithms such as ECC and RSA, as well as "Post-Quantum" algorithms): that aligns with the recommendations of France's National Cybersecurity Agency ("ANSSI"). The French SCS Cluster's endorsement of our QUASARS project further underscores our leading role in semiconductor innovation.

Post-quantum cryptography ("PQC") refers to cryptographic methods that are secure against an attack by a quantum computer. As quantum computers become more powerful, they may be able to break many of the cryptographic methods that are currently used to protect sensitive information, such as Rivest-Shamir-Aelman ("RSA") and Elliptic Curve Cryptography ("ECC"). PQC aims to develop new cryptographic methods that are secure against quantum attacks. One example of a post-quantum technology is lattice-based cryptography. It is a type of public-key cryptography that is based on the hardness of a mathematical problem called the Shortest Vector Problem ("SVP") which is thought to be too difficult for a quantum computer to solve. Lattice-based cryptography can be used for tasks such as digital signatures, key exchange, and encryption. Another example is code-based cryptography which is based on the difficulty of decoding certain algebraic structures called error-correcting codes. These codes can be used to create digital signatures, key exchanges, and encryption schemes that are secure against quantum attacks.

This post-quantum cryptography toolbox will help to protect against the security threat posed by quantum computers, allowing hybrid solutions by no later than 2025 as recommended by the French ANSSI. In addition to this, SEALSQ plans to upgrade its PKI offer, adding new post-quantum features for the IoT market: Secure authentication, Brand protection, Network communications, future FIDO ("Fast Identity Online") evolutions and additional generally web-connected smart devices that obtain, analyze, and process the data collected from their surroundings. SEALSQ is executing this project under the name "QUASAR".

**NEW USES CASES AND MARKET OPPORTUNITIES**

1.  **Consumer IoT**

    Recently the FCC announced the "U.S. Cyber Trust Mark" initiative, a voluntary labeling program to increase product security awareness of consumer Internet of Things (IoT) based on NIST IR 8425. A little earlier, the European Commission leveraged on ETSI EN 303 645 to propose the EU Cyber Resilience Act with similar objectives.

    In parallel a growing number of consumer IoT players gather around interoperability standards like Matter for Smart Home devices.

    Both industry standards and national security labels require that IoT devices securely embed a unique trusted identity in the shape of certificates and private keys, as a cornerstone to the IoT security framework. IoT Device makers therefore consider compliance to these standards and their security requirements as a key part of their product development and launch plans.

    In 2023 SEALSQ reinforced its positioning as a unique security compliance provider for IoT device makers, delivering fully integrated security solutions from accredited root-of-trust to secure chip: costs and simplicity are optimized with no intermediates in the value chain, and the product gets to market earlier thanks to shorter development and certification processes.

    SEALSQ's PKI as-a-Service ("INeS") comes with a convenient online interface and a flexible range of pre-provisioning options (e.g., Factory, Over the Air, Zero Touch). It leverages the WISeKey root-of-trust that is now Matter PAA accredited while the secure elements range, enriched with 2 news products, provides up to FIPS 140-3 certification level to Consumer IoT product with State-of-the-Art CCEAL5+ tamper resistant hardware.

| Best Practices Requirement | Description | SEALSQ Solution |
|---|---|---|
| Securely Store Credentials & Certificates | This applies to both the Birth (or factory) Certificate (IDEVID ) and Operational Certificates (LDEVIDs) along with their associated public private key pairs. | ✓ |
| Credential based authentication | IDEVID (birth certificate) and LDEVIDs (application certificates | ✓ |
| Unique password | Factory defined passwords must be unique | ✓ |
| Specialized User Roles | Roles for administration, operation, etc. | ✓ |
| Secure Storage and Update of data | Applies to configuration, user, and application data | ✓ |
| Secure Communication | Includes communication on the bus, and communication to other IoT ecosystem nodes | ✓ |
| Secure Software Update | Verify software package when downloading | ✓ |
| Secure Boot | Verify software package in bootloader | ✓ |
| Device Intent | Configuration to only intended Functionality of IoT device | ✓ |

## 2. Electrical Vehicles Charging

The installed base of charging points is set to hit 22.8 million in 2025 according to estimates from research firm Berg Insight, which sees the market in Europe and North America dominated by private charging points. Uptake of electric vehicles is driving trend and the firm expects approximately 1.8 million units to shipped in North America and Europe in 2025, Of these, the firm expects the number of connected charging points in the two regions to reach 7.9 million in 2025[21].

According to the IHS Markit's EV charging infrastructure forecast, the global deployment of EV charging stations will increase at a 31% CAGR to more than 66 million units by 2030[22]. An important number of vulnerabilities have been identified, posing significant threats to not just the vehicles, but also to the charging stations, charge point operators, billing and distribution system operators. Threats are multifaceted, encompassing potential electricity flow disruption, identity theft, data alteration, and malware intrusion.

Beyond security concerns, a compelling EV charging experience requires seamless interoperability as consumers demand an automated and efficient charging process that doesn't involve lags or reentering credentials.

The industry's response is the upgraded Plug & Charge ISO15118 standard that all charging stations and vehicles will need to support in the near future.

"Plug and Charge" is a technological concept initially introduced by ISO 15118, the international standard for charging electric vehicles ("EVs") to enable a more user-convenient and secure way of charging EVs. All charging stations will need to support this standard in the near future, which is applicable to both wired (AC and DC charging) and wireless charging use cases.

From a security standpoint, Plug & Charge process requires the EV and charging station to establish and share a secure communication link. Several required actions from both sides ensure confidentiality, data integrity, and authenticity. In practice, ISO 15118 specifies a set of symmetric and asymmetric cryptographic algorithms that secure the necessary level of confidentiality and verify both the integrity and the authenticity of the data exchanged.

---

[21]https://www.berginsight.com/the-number-of-connected-ev-charging-points-in-europe-and-north-america-to-reach-79-million-by-2025
[22]https://ihsmarkit.com/research-analysis/ev-charging-infrastructure-report-and-forecast.html

SEALSQ's solution to achieve compliance with ISO15118 perfectly and seamlessly integrates PKI, Certified Semiconductors and Provisioning Services in a single vertical security offering:

- Ready-to-use Secure Element personalized with a unique and universally trusted Digital Identity (ISO15118 compliance).
- Public Key Infrastructure (PKI) for User and Device authentication, Data encryption and Data signature (Station-to-Vehicle / Service Provider / Station-to-Station).
- Certificate Authorities and Vehicle-to-Grid (V2G) Root CA, Aligned with Certificate Pools and Roaming Hubs Policies like CHARIN, HUBJECT & GIREVE.


Electric Car & User
WISeID
Contract Certificate
ISO15118
Charging Station
VaultIC
Communication Module
Metering Module
Digital Certificate
User Authentication
OCPP
Charge Point Operator
INeS
Managed PKI and CMS
TLS Certificates
Life cycle Management
Root CA / Issuing CA

- «Plug & Charge» Charger-Vehicle authentication
- Provide Secure Identity
- Support TLS Protocol
- Protect/Encrypt Data & Assets
- Provide True Random Number for cryptographic operations SP800-90B
- Provide a Secure Platform
  - Secure Boot
  - Secure Firmware Update

**STRATEGIC OUTLOOK FOR 2024**

1.  **Asset tracking.**

In Q3 2023, WISeKey and SEALSQ engaged into a consortium—Smart Container Consortium—gathering various players within the logistic industry and aiming at transforming this industry through innovative technology. Members of the consortium include Bernardino Abad S.L., FOSSA Systems, Avant iot, Integral Group, SEALSQ, WISeSaT.Space, and Caspian Container Company.

They aim to deploy IoT-enabled devices and sensors in containers for real-time, global tracking via the WISeSat Satellite constellation.  The solution will integrate IoT-enabled devices and IoT sensors secured by SEALSQ microchips into smart containers that become traceable anywhere on earth seamlessly via both the WISeSat constellation and traditional land-based communication infrastructures. This initiative will create a seamless, secure platform with hybrid IoT communications.

The implementation of this technology promises to revolutionize global track and trace capabilities for shipping containers, enhancing transparency, security, and operational efficiency. This venture is a collaborative effort involving industry pioneers, aiming to create a universally adaptable platform that redefines industry standards. The initiative brings together experts from various sectors, including logistics, cybersecurity, and IoT, to architect and advocate this unified system. As a first client of this initiative, up to 20,000 containers from Caspian Container company will be equipped and connected during 2024.

**Key aspects of the services that the Smart Container Consortium will offer include:**

**Integration of IoT Technologies:** The plan involves incorporating IoT-enabled devices and sensors in smart containers. These containers will be monitored and traced by the WISeSat satellite constellation, creating a secure, hybrid IoT communication platform. This technology aims to enhance global tracking and transparency for shipping containers, boosting security and operational efficiency.



**Advanced Container Monitoring:** Containers will be fitted with IoT devices secured by WISeSaT IoT sensors, allowing real-time tracking of their location and condition. This integration of satellite and terrestrial IoT communications ensures constant global connectivity.

**Sustainable and Efficient Logistics:** Aligning with DP World's sustainability goals, this initiative intends to optimize routes and reduce carbon emissions. It promises to set new efficiency standards in logistics, minimizing delays, errors, and costs.

**Technology Integration:** The agreement focuses on equipping containers with advanced WISeSaT IoT sensors, secured by SEALSQ semiconductors, providing real-time data on their location, condition, and other vital parameters. The integration of WISeSaT Smart container platform and technology into the CargoES platform ensures trusted and global, real-time tracking and tracing capabilities via the WISeSat Satellite constellation and terrestrial infrastructures enabling uninterrupted connectivity worldwide.

**Eco-Conscious and Efficient Logistics:** The integration of these smart containers aligns with WISeKey and DP World's commitment to sustainability, aiming to optimize routes and reduce carbon emissions. This eco-friendly approach also sets new benchmarks in logistical efficiency, reducing delays, errors, and overall operational costs.

2. **Design Center, OSAT and Personalization project**

WISeKey and SEALSQ jointly, together with ODINS, a Spanish company with extensive experience in R&D (Research & Development & Innovation) worldwide and in the design and manufacturing of IoT devices and solutions, intend to establish in the Region of Murcia a "Center of Excellence in Cybersecurity and Microchips" under the financial umbrella of the Microelectronics and Semiconductors Plan ("PERTE CHIP") initiated by Spain.

The project has been submitted to the Spanish government for funding under the PERTE CHIP budgets and features a EUR 146 million investment over a period of 7 years, involving the creation of up to 200 highly qualified direct jobs (300 indirect). The projection estimates of the Internal rate of return ("IRR") at the end of year 7 are of 18% with a net present value ("NPV") of EUR 120 million.

The project would focus on three key areas of the semiconductor value chain, as the most appropriate response to the global geo factors that condition this market, particularly to reduce the excessive geostrategic dependence on a few countries, located mainly in Southeast Asia:

- Design of microcontrollers and their validation chain, prior to their production on an industrial scale.
- Testing: Each chip is individually tested and assembled in a custom casing, ready for integration into the final electronic board.
- Provisioning: This step involves loading the semiconductor's software and identifiers.

The project would be developed through a «Fabless» environment, and offers a series of significant advantages that respond not only to the current needs of the industry, but also to the demands future at national, European and global level Advantages of our project are rooted in several key factors:

**Expertise in Design with RISC-V Technology:**
Leveraging experienced designers and RISC-V technology enables the creation of highly tailored chips, meeting specific market requirements.
Ensures project relevance on a national and international scale, aligning with the PERTE CHIP strategy and the EU CHIP Act.

**Compliance with Safety Standards and Certifications:**
Emphasis on developing products that strictly adhere to safety standards, including Common Criteria and NIST.
Reinforces user confidence and facilitates product adoption in European, US, and Latin American markets.
Aligns with the EU's commitment to certification issues.

**Collaboration with Third-Party Partners:**
Partnering for silicon wafer production enhances operational efficiency and enables large-scale production to meet market demands.

**Rigorous Quality Control System:**
Establishing a comprehensive quality control system with individual chip testing ensures high standards, allowing only functional chips in the production process.

**Security in Sensitive Operations:**
Guaranteeing security in critical processes like data injection, firmware, certificates, and keys.
Conducting operations in a Common Criteria EAL5+ certified environment and aligning with the EU's EUCS for heightened security.

**Late Customization and Flexibility:**
Customizing chips at an advanced stage and employing «late customization» offers agility in responding to specific customer demands.
Reduces lead times and minimum quantities from order, enhancing responsiveness.

**WISeKey Root-of-Trust Accreditation:**
Utilizing WISeKey Root-of-Trust, accredited by recognized organizations like WebTrust, Matter, GSMA, and WI SUN, enhances the security of certificates and injected keys.
Establishes greater trust in the products.

**Adaptability to European, American, and Latin American Markets:**
Project flexibility and customization cater to diverse market needs in Europe and America, contributing to greater acceptance and local adaptation.

## 3. SEALCOIN

The project SEALCOIN involves significant technical innovation that would potentially lead to a future creation or adoption of an Internet of Things ("IoT") Machine to Machine (M2M) token with enhanced security features, including post-quantum cryptography. The SEALCOIN project is at the initial, technical Proof-of-Concept ("PoC") stage that is focused on the technical feasibility of our most advanced semiconductor (VIC 408) validating, verifying and authenticating a transaction while simultaneously 'signing' a transaction (e.g., agreeing on the terms of the transaction) on a Decentralized Ledger Technology ("DLT"). Following a successful, initial PoC, SEALSQ plans to develop a dedicated/proprietary SEALCOIN Service Platform that would enable its corporate and professional clients to access enhanced services deriving from the current cybersecurity products they purchase from SEALSQ (such as, devices and certificates), and lead to the use of a secure token that would enable its technology to automate the settlement of a device's transaction against the use of a service (including the access of the SEALCOIN Service Platform).

Internally, the completion of the SEALCOIN PoC is planned for July 2024 and completion of the design of the associated SEALCOIN Service Platform (and related token) is planned for Q4 2024. Externally, SEALSQ Corp is in the early phase of engagement with interested parties by collecting expressions of interest in terms of intended application development and access to SEALCOIN's platform services prior to the full public launch of the product. SEALSQ's aim is to make the SEALCOIN Service Platform token eligible for trading by pre-existing and regulated players on one or more cryptocurrency platforms once all relevant activities can be clarified and all applicable regulatory approvals have been obtained.

SEALCOIN's will have a significant impact on the following areas and use-cases: Smart Home Automation, Supply Chain Management, Autonomous Vehicles, Smart Cities, Healthcare Devices, Energy Trading, Industrial IoT, Retail and Consumer Services and Agricultural Technology.

**WIS@key**

**Key Highlights:**

- **Hybrid Payment & Utility Token:** SEALCOIN is designed to serve as both a medium of exchange and a utility token within its ecosystem, providing users with a versatile tool for transactions and access to exclusive services.

- **Machine-to-Machine (M2M) Proof of Concept (PoC):** A significant milestone is being reached with the release of a M2M PoC enabling the disintermediation of service providers for interconnected devices. The release is scheduled for mid-July 2024, with a comprehensive demo planned shortly thereafter, showcasing the innovative capabilities of SEALCOIN in enabling Service vs Payment transactions between machines.

- **SEALCOIN Platform Launch in Q4 2024:** The launch of the SEALCOIN platform is expected to take place in October 2024. This launch will introduce the Purchasing and Tokenization of Certificates (MVP), marking a major step forward in bridging a strong physical network to the secure Digital infrastructure of Hedera's network.



**ENVIRONMENTAL, SOCIAL AND GOVERNANCE ("ESG")**

SEALSQ is committed to ESG principles through the attainment of the ISO 14001 certification. This certification underscores its dedication to implementing robust environmental management systems and further aligns with our values of sustainability, responsibility, and innovation.

**CAPITAL INVESTMENTS**

SEALSQ has commenced a significant investment project with the intention of increasing the overall capacity of production within its supply chain. While SEALSQ does not manufacture its own semiconductors, it does own certain capital materials required in order for its suppliers to undertake and complete the production process. One of the key constraining factors for SEALSQ currently is the number of production and testing lines that it has available. In order to increase its production capacity by approximately 5 million units per year, SEALSQ is undertaking a significant capital expenditure project that is forecast to cost USD 3.4 million, split between its supplier's factory in Taiwan and the research and development headquarters in France. The project will be funded by a combination of cash flow from operating activities and an advance payment of USD 2.0 million from a key customer in exchange for additional delivery slots.

SEALSQ is also developing a brand-new generation of Secure Elements implementing new technologies in order to optimize its footprint, and thus its cost, a Flash memory providing more customization flexibility, and a new generation of Crypto Processor capable to run Post-Quantum algorithms selected by the NIST. This project will require an investment of approximately USD 3.0 million and will be funded by a combination of cash flow from operating activities, grants and other available subsidies from local, national and international funding agencies.

SEALSQ's current focus on R&D extends its portfolio along the following technological evolutions:

- the QUASARS (QUAntum resistant Secure ARchitectureS) project, a radical innovative solution, based upon the new WISeKey Secure RISC V based platform that is paving the way for the Post Quantum Cryptography era.
- silicon techniques to bolt our secure vault to general purpose processors in a certifiable tamperproof way,
- software techniques to secure and automate the onboarding of a connected device with a platform in a cloud,
- cryptographic techniques to combine post-quantum attack resistance with our side channel attack resistance in a certifiable way,
- ledger and blockchain techniques to offer a transparent, immutable, and cryptographically verifiable journal of our lifecycle management,
- a cryptocurrency protocol and set of dedicated platform services designed to enable internet-connected devices to autonomously engage in seamless data and currency exchanges (SEALCOIN),
- countermeasure techniques to stay ahead of the cyberattack evolutions, and
- in partnership with FOSSA and WISeKey, the launch of the WISeSat constellation, picosatellites, manufactured by FOSSA, to enable the direct connection of satellites to IoT devices.

While SEALSQ's current products serve its current markets well, we believe the products resulting from SEALSQ's R&D will create additional opportunities in upgrade markets, in different sectors, and in new applications of its technology in innovating markets.

If SEALSQ's efforts to attract prospective customers and to retain existing customers are not successful, our growth prospects and revenues may be adversely affected. Please refer to Item 3.D.Risk Factors  for a discussion of such risks and information that should be considered before making an investment decision with respect to our Class B Shares and/or our American Depositary Shares.



**SALES & DISTRIBUTION**

- **Operational review: 2023, A record year for new projects**

During the year 2023, SEALSQ created a record of 28 new Design-WIN et new 15 Design-IN, with anticipated pipe growth in 2024.

SEALSQ pipe growth is driven by:

- Existing customers such as TOSHIBA, and Landis&Gyr, who have selected SEALSQ's new VaultIC408 for the new smart meters design, as well as LEGIC who has engaged with SEALSQ for a new packaging form factor for LEGIC's new device generation using our MS6001 secure chip.

- New customers, among which:

  - a large number of Matter (consumer connected devices standard protocol) device makers who have selected SEALSQ's Matter certified PKI offer, either alone or in combination with our new VaultIC 292 secure element.

  - EV Charger suppliers: VESTEL one of the largest Original Design Manufacturer based in Turkey, and Bytesnaps a UK system integrators.

  - Smart Meter: SECURE METER, an Indian Original Design Manufacturer.

- **Strategic outlook: Scaling-up SEALSQ's global footprint in 2024**

In 2023, SEALSQ strategically expanded its global presence by signing impactful partnerships with renowned distributors and sales representative organizations across key regions. These collaborations not only solidified SEALSQ's market position but also facilitated its growth trajectory by leveraging the unique strengths and capabilities of each partner.

In the EMEA region, SEALSQ partnered with Micon, a semiconductor distribution and services company with a strong foothold in Israel, the Nordics, and Italian markets. Micon's geographical footprint and existing customer base across diverse target industries aligns perfectly with SEALSQ's development goals. By leveraging Micon's established network and market insights, SEALSQ gained valuable access to new opportunities in verticals like Military, Consumer IoT, or Smart Grid in these strategic regions.

Across North America, SEALSQ strategically aligned with three sales representative organizations: CJR Associates, Rep One and Impact Technical Sales to cover the entire northeast coast of the US. In parallel SEALSQ entered into a representation and distribution agreement with Symmetry, a large American semiconductor distribution and services organization spanning the whole country. Renowned for their industry expertise and client-focused approach all four companies bring decades of experience and deep understanding of the market landscape, providing SEALSQ with unparalleled access to key sectors and customer segments and creating a backbone of commercial touchpoints across the United States. These partners and the clients they bring in will be efficiently supported by SEALSQ's domestic team which size has significantly increased during the year as a result of SEALSQ's intense hiring efforts in the region, a trend that is poised to continue throughout 2024.

In Asia, SEALSQ has also been bolstering its presence both with new partnerships and reinforcing the local sales team.
In Taiwan, SEALSQ forged partnerships with GRL, a global design Lab, and Holystone a leading local electronic components distributor. Their expertise efficiently complements SEALSQ's vision for expansion and growth in the Taiwanese market and has already brought in several new businesses across the year, especially around consumer IoT, PKI and Matter Smart Home verticals.
In Japan, SEALSQ strategically collaborated with Okaya Electronic and Allion, two esteemed distributors with deep-rooted industry experience and a strong track record of success. Their extensive market knowledge and customer-centric approach enable SEALSQ to navigate more efficiently the complexities of the Japanese market and business culture.

## 3.2 WISESAT OUR SATELLITE VERTICAL

**WISeSaT Highlights 2023**

WISeSat.Space SA, is a wholly-owned subsidiary of WISeKey, which aims to offer satellite IoT connectivity available anywhere on earth. WISeSat.Space operates in collaboration with Fossa Systems for the production and launch of a constellation of picosatellites referred to as "WISeSat" satellites. This venture, enhanced through partnership with SEALSQ, aims to address pressing security concerns in satellite communication. By integrating the advanced VaultIC408 secure element into the satellites, gateways and sensors, the collaboration significantly strengthens the security of each node within the satellite network, offering businesses of all sizes a highly secure and cost-efficient method to build their digital infrastructures.

To date, seventeen satellites equipped with WISeSat.Space technology have been launched into orbit aboard SpaceX rockets, marking the initial phase of a visionary plan to deploy an 80-satellite constellation. This network aspires to provide comprehensive global IoT connectivity with an impressive data latency goal of just 10 hours.

Geostationary ("GEO") satellites have long provided Internet access to remote regions, with few satellites covering the globe due to their large size and stationary position relative to Earth. Despite their global reach and simple ground antenna setup, GEO satellites suffer from high latency, over 600 milliseconds, making them unsuitable for modern applications like real-time video, gaming, and virtual reality due to the long distance (36,000 km) signals must travel to and from Earth.

The use of WISeSat.Space operations employing Low Earth Orbit ("LEO") satellites presents a transformative potential across a wide range of sectors beyond the initial applications in smart farming, energy, logistics, and the Industrial Internet of Things ("IIoT"). By leveraging the lower latency and the potential for higher-speed Internet connections provided by WISeSat.Space LEO satellites, as compared to geostationary (GEO) satellites, numerous sectors stand to benefit significantly.



**Sectors that can benefit from WISeSat.Space LEO include:**

1. **Environmental Monitoring and Climate Change**

WISeSat satellites can be instrumental in monitoring climate change by providing data on atmospheric conditions, sea level rise, ice sheet melting rates, and deforestation. This real-time data is crucial for predicting weather patterns, tracking natural disasters, and implementing early warning systems for floods, hurricanes, and wildfires, thereby aiding in disaster preparedness and response

2. **Maritime and Aeronautical Applications**

For maritime and aeronautical sectors, WISeSat satellites offer improved navigation, communication, and tracking of vessels and aircraft over vast and remote areas like oceans and polar regions. Enhanced AIS ("Automatic Identification System") tracking, coupled with real-time weather and oceanographic data, can significantly improve maritime safety and efficiency. Similarly, in aviation, better communication and tracking can enhance route planning, safety, and search and rescue operations.

3. **Defense and National Security**

The defense sector can leverage WISeSat satellites for secure communication, reconnaissance, surveillance, and remote sensing over global hotspots. Real-time satellite imagery and data can support tactical operations, border security, and monitoring of strategic assets.

4. **Healthcare and Telemedicine**

WISeSat satellites can bridge the digital divide by providing high-speed internet access to remote and underserved regions, facilitating telemedicine services. This can revolutionize healthcare delivery, enabling remote diagnostics, patient monitoring, and access to specialist consultations, thereby improving health outcomes in rural and isolated communities.

5. **Education**

Access to reliable and fast internet is a cornerstone for modern education. WISeSat satellites can provide connectivity to remote and rural schools, supporting digital learning platforms, virtual classrooms, and access to a vast array of online educational resources, thus democratizing education.

## 6. Banking and Financial Services

The financial sector, including banking, trading, and other services, can benefit from the low-latency network provided by WISeSat satellites. This is crucial for high-frequency trading where milliseconds matter, rural banking, mobile payment systems, and financial inclusion initiatives in remote areas.

## 7. Media and Entertainment

For media and entertainment, WISeSat satellites enable live broadcasting, streaming of high-definition content, and new forms of interactive entertainment even in remote locations. This can significantly enhance the viewer experience for global events, remote sports broadcasting, and provide universal access to entertainment and information.

## 8. Scientific Research and Space Exploration

WISeSat satellites support scientific research in areas like astrophysics, earth sciences, and environmental monitoring. They also play a crucial role in space exploration, acting as relay stations for deep space missions, enhancing communication, and data transfer between Earth and spacecraft or space stations.

## 9. Tourism and Adventure

With the advent of space tourism, WISeSat satellites could provide communication and safety support for commercial space flights, space hotels, and other off-world adventures. Additionally, they can enhance experiences for adventure tourism on Earth by offering navigation, safety tracking, and communication in remote regions.

## 10. Urban and Smart Cities

In the context of urban development, WISeSat satellites can support smart city initiatives by providing real-time data for traffic management, public safety, environmental monitoring, and infrastructure management, ensuring efficient and sustainable urban living.

By harnessing the capabilities of WISeSat satellites through WISeSat.Space operations, we believe that these sectors can achieve unprecedented levels of efficiency, accessibility, and global reach, paving the way for innovative solutions to some of the world's most pressing challenges.

**Example: The WiSeContainer Offering**

As part of the use-cases and derived offering, "WISeContainer" stands as an initiative for Track & Trace of Smart Containers. The solution aims at disrupting the logistic industry through container sensorization and advanced IoT and data (location, temperature etc.) management platform to optimize supply chains and business.

The offering is based on several industrial partnerships that WISeKey and Caspian Container company initiated by Launched the Smart Container Consortium at the Global Freight Summit in Dubai.

This pioneering initiative, known as the Smart Container Consortium, is dedicated to revolutionizing container logistics through the deployment of IoT-enabled devices and sensors. This innovative approach ensures global, real-time tracking and tracing capabilities via multimodal telecommunications Eart and Satellite.

The Consortium's primary focus is to equip every container of the Caspian Container Company with WISeKey's cutting-edge sensor and Secure Element

The Consortium has garnered the support of several industry leaders, including Bernardino Abad S.L., FOSSA Systems, Avant iot, SEALSQ, and others.

WISeKey also Joined Forces in this endeavor with several port authorities like DP world and Port of Algeciras.

## 3.3 WISE.ART OUR FINE ARTS AND LUXURY DISPLAY AND MARKET PLACE

WISe.ART is a proprietary comprehensive multi-blockchain secured digital ecosystem designed to connect multiple participants in the fine arts and luxury industry. Key features of WISe.ART:

1. Digital Certificates of Ownership: WISe.ART introduces a unique digital certificate in the form of a non-fungible token (NFT). These NFTs live on a blockchain, unchanged and unchallengeable, serving as proof of a person's ownership of a specific piece of art.

2. Authenticated and Signed Digital Assets: WISe.ART ensures that each digital asset is authenticated and signed, creating an irreversible link from the digital asset (the NFT) to the physical object. This process enables digital proof of ownership, provenance, and contracts enabling future use in monetization streams.

3. Mayte Spínola Gold Medals Awards Ceremony: In celebration of the 80th birthday of Mayte Spínola, an emblematic figure in the world of art and culture, the Mayte Spínola Gold Medals 2024 were awarded in their special 10th edition. This prestigious event took place in the iconic Nasdaq building in New York, marking a milestone in the promotion and recognition of artistic and cultural talent globally.

4. White-Labeling Options: WISe.ART offers white-labeling options, allowing artists and creators to customize their NFTs and create a unique brand identity.

5. Linking Digital Assets to Physical Objects: The NFTs not only represent the digital asset but also link it irreversibly to a physical object, enhancing transparency and trust in the art market.

WISe.ART aims to revolutionize the art world by combining cutting-edge technology with the timeless beauty of artistic expression.

### Who can use WISe.ART?

WISe.ART is accessible to a diverse audience within the arts and luxury industry. Here are some key groups of people who can benefit from using WISe.ART:

1. Artists and Creators: WISe.ART provides a platform for artists and creators to showcase their work, create digital certificates of authenticity (NFTs), and link their digital assets to physical objects. Artists can leverage this technology to protect their intellectual property and establish provenance.

2. Collectors and Buyers: Art collectors and buyers can use WISe.ART to verify the authenticity of artworks they acquire. The NFTs serve as irrefutable proof of ownership and provenance and can enhance the value of their collections.

3. Galleries and Museums: Institutions in the art world can collaborate with WISe.ART to digitize their collections, create NFTs for artworks, and ensure transparency in transactions. This technology can revolutionize how galleries and museums manage and display art.

4. Auction Houses and Dealers: Auction houses and dealers can integrate WISe.ART into their processes to authenticate and track artworks. The secure NFTs provide confidence to both sellers and buyers during auctions and sales.

5. Art Enthusiasts and Curators: Anyone passionate about art can explore WISe.ART's ecosystem, discover new artists, and engage with the art community. Curators can curate digital exhibitions and promote emerging talents.

6. Blockchain and Technology Experts: WISe.ART's use of blockchain technology appeals to experts in the field. They can use it as a secured tool and contribute to its development, security, and scalability.

In summary, WISe.ART aims to empower stakeholders in the art ecosystem to bridge the gap between physical and digital art through NFTs and secure authentication processes.

In 2023, WISe.ART reached new heights with new partnerships and several major charity events, doubling its community of participating artists from around the world with over 2000 works uploaded on the platform 50% of which are digital artworks with an even balance of phygital packages (blending digital and physical experiences) averaging a total value of artwork over USD 30 million.



**Featuring over 2,000 artworks by over 150 artists**

WISe.ART features over 2,000 artworks by over 150 artists worldwide ranging from traditional art, video art to 3 dimensional AI productions. Approximately half of the digitally uploaded artworks are linked to physical pieces which can be shipped around the world. Trackable chips signaling changes in temperature, humidity, movement, or shock can be applied to the physical artworks for safer logistics and reduced insurance costs.

**Development of the WISe.ART phase 3.0n with Hedera and Google Tokenization**

Negotiations have begun for WISe.ART's phase 3 journey into Web03, tokenization with a view to launch a utility coin as described below to allow users who own coins to access benefits on the WISe.ART platform.

We intend to develop this feature as well as enhance the performance of the platform with the assistance and financial support of Google and their respective partners. The WISe.ART tech team have identified the workload and the launch is planned for Q3 and Q4 of 2024.

Furthermore, the tokenization of WISe.ART will be orchestrated with the funding of USD 750K and the technical assistance of HEDERA which also means that we aim to add theHashgraph coin to our multi-blockchain offer by the end of 2024.

**Partnerships with private foundations – GMArtification – Digital Renaissance**

WiseArt, in collaboration with prestigious artists, collectors, museums, and galleries, is excited to introduce the 'Italy Digital Renaissance Project.' From 2024 to the 2025 Jubilee year, WISe.ART collaborating partners endeavor to digitize the historical heritage of Italian Renaissance art using ultra-high-quality images and digital enhancements. This project represents a pivotal moment in ushering Italian art heritage into the digital age, making it accessible to a global audience.

As part of this initiative, a unique Renaissance coin will be introduced, enabling individuals to acquire a digital copy or fragment of some remarkable historical treasures on the WISe.ART platform. The project will connect art enthusiasts from around the world through the Internet, allowing them to explore and appreciate humanity's extraordinary cultural heritage, some of which was previously only accessible within museums and historic buildings. Thanks to this technology, these treasures would then be digitally visualized and enjoyed by more people around the world.

## 3.4 WISEID OUR TRUST SERVICES VERTICAL

Our Trust Services Vertical is comprised of a full range of managed cloud services to enable trusted and verified digital identities for people, applications and objects. Highlights in 2003 include:

- Optimization of the "Unified Trust Center". WISeKey keeps evolving and improving our High Security Trust Center, which serves as the foundation to deliver trust services both internally, to serve the needs of SEALSQ (PKI for IoT) and other initiatives of WISeKey SA and externally, to serve our customers. This Unified Trust Center brings greater advantages to the group, such as cost reduction and unified high-security practices.

- Increase of the Managed PKI customer base and revenues. WISeKey has significantly increased the business related to Transport Layer Security (TLS, a widely adopted security protocol designed to facilitate privacy and data security for communications over the internet) and Personal Digital Certificates, with higher footprint in regions such as APAC, thanks to key channel agreement.

- Improvement of the WISeID platform for personal digital identity. WISeID is now recognized as a fully-fledged solution for personal identity, which has been adopted by the Government of Seychelles as its National ID platform. WISeID has been enriched with new features such as Document Signing, and is evolving to add Web 3.0 capabilities, such as Distributed Identity.

**WISeID use case: SeyID – National ID for Seychelles:**

In 2022 the Government of Seychelles choose WISeID as the strategic platform to build its initiative for a National Digital ID, available for all citizens and also for non-residents (for international businesses and tourism purposes). This platform was branded as "SeyID", and it is a customized edition of WISeID, which includes a web platform and a mobile App, available for iOS and Android.

During 2023 WISeKey has been successfully enlarging the capabilities of SeyID, including the introduction of a "ID Wallet" feature, which allows Seychellois citizens to store and use their "National ID Card" and "Driver License", in digital format, from the "SeyID App", eliminating the need to carry the physical documents in their daily activities.

# 4. REMUNERATION REPORT

Phone +41 44 444 35 55
www.bdo.ch

BDO Ltd
Schiffbaustrasse 2
8031 Zurich

## 4.1 REPORT OF THE STATUTORY AUDITOR

To the general meeting of WISeKey International Holding AG, Zug
Report on the Audit of the Remuneration Report according to Art. 734a-734f CO

### Opinion

We have audited the Remuneration Report of WISeKey International Holding AG (the Company) for the year ended December 31, 2023. The audit was limited to the information pursuant to Art. 734a–734f of the Swiss Code of Obligations (CO) in the tables marked "audited" on pages 62 to 70 of the remuneration report.

In our opinion, the information pursuant to Art. 734a–734f CO in the remuneration report (pages 62 to 70) complies with Swiss law and the Company's articles of incorporation.

### Basis for Opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor's Responsibility for the Audit of the Remuneration Report" section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

### Other Information

The board of directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the tables marked "audited" in the remuneration report, the consolidated financial statements, the stand-alone financial statements and our auditor's reports thereon.

Our opinion on the remuneration report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the remuneration report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the audited financial information in the remuneration report or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Board of Directors for the Remuneration Report

The board of directors is responsible for the preparation of a remuneration report in accordance with the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the board of directors determines is necessary to enable the preparation of a remuneration report that is free from material misstatement, whether due to fraud or error. It is also responsible for designing the remuneration system and defining individual remuneration packages.

Auditor's Responsibilities for the Audit of the Remuneration Report

Our objectives are to obtain reasonable assurance about whether the information pursuant to Art. 734a–734f CO is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material mis-statement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this remuneration report.

As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement in the remuneration report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Phone +41 44 444 35 55
www.bdo.ch

BDO Ltd
Schiffbaustrasse 2
8031 Zurich

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

We communicate with the board of directors respectively its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the board of directors respectively its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

Zurich, 15 May 2024

BDO Ltd

Philipp Kegele
Auditor in Charge
Licensed Audit Expert

Sascha Gasser
Licensed Audit Expert

## 4.2 INTRODUCTION

In accordance with with article 734 and article 734a to article 724f of the Swiss Federal Code of Obligations ("CO"), the remuneration of members of the Board of Directors and the Executive Management of WISeKey International Holding AG (the «Company», and together with its subsidiaries "WISeKey" or the «Group» or the «WISeKey Group") is disclosed below for the periods ended December 31, 2023 and 2022.

This Compensation Report should be read in conjunction with the compensation policy as disclosed in the Corporate Governance Report presented in this Annual Report on page 71.

## 4.3 COMPENSATION POLICY

### Board of Directors

It is our general policy that compensation for the members of the board of directors of the Company (the «Board») consists of a mix of cash and equity, including equity incentive awards and awards of stock options, in order to ensure a commitment to the long-term success of the Company.

### Executive Management

Our compensation strategy aims to compensate the members of the Executive Management in line with industry standards and as a fair reward for their success in implementing the Company's strategy, expansion plans and performance targets.

The key underlying elements taken into account to define the Executive Management compensation are:

- **Alignment with industry standards** – in order to attract and retain talented executives and employees, the Nomination & Compensation Committee has ensured that the various compensation elements are reasonable and in line with the compensation of similar listed companies benchmarking against sources such as the BDO 600 Report, S&P 600 Small Cap report and white papers from other recognized institutions.

- **Alignment with shareholders' interests** – part of the compensation of the Executive Management consists of equity incentive awards and/or equity stock options or shares in order to ensure that the Executive Management works towards the long-term success of the Company and takes into account shareholders' interests to define and plan the Company's future.

- **Compensation in line with performance and results** – part of the Executive Management's compensation is variable and may therefore be linked to the achievement of the strategic objectives defined by the Company.

## 4.4 DETERMINATION OF COMPENSATIONS

**The Nomination & Compensation Committee**

The Nomination & Compensation Committee assists the Board in the preparation of compensation proposals for members of the Board and the Executive Management to be submitted for approval to the annual general meeting of shareholders of the Company (the «General Meeting»). Further tasks and responsibilities of the Nomination & Compensation Committee are set forth in articles 23 et seq. of the articles of association of the Company (the «Articles»).

In line with the requirements of the CO, the Nomination & Compensation Committee members are elected annually and individually by the General Meeting. Members can be re-elected. Should a vacancy in the Nomination & Compensation Committee arise, the Board would appoint a new member from the Board until the following General Meeting.

The Nomination & Compensation Committee aims to meet as and when necessary in view of the Company's activities and will hold at least two meetings per financial year.

The chairman of the Board and the members of the Executive Management are not present at meetings where their personal compensation is discussed.

Members of the Nomination & Compensation Committee were elected at the General Meeting held on June 22, 2023, each for a term extending until completion of the next General Meeting. The Nomination & Compensation Committee consists of non-executive members of the Board. As at December 31, 2023, the following members of the Board served on the Nomination & Compensation Committee:

- David Fergusson, Chairman of the Nomination & Compensation Committee
- Cristina Dolan
- Eric Pellaton

**APPROVAL OF COMPENSATION AT THE GENERAL MEETING**

The General Meeting approves annually and separately the proposals of the Board regarding:

- the maximum aggregate amount of compensation of the members of the Board for the period up until the following General Meeting, and
- the maximum aggregate amount of compensation of the members of the Executive Management for the next fiscal year commencing after the General Meeting on which the compensation is voted on.

If the General Meeting does not approve a proposal, or part of a proposal, the Board, pursuant to the Articles, may submit a new proposal during the same meeting. Should the Board not submit a new proposal, or if the new proposal is also rejected, the Board may call an extraordinary General Meeting to submit new proposals.

## 4.5 COMPENSATION COMPONENTS

### Compensation of the Board

With the exception of Carlos Moreira, Chairman and CEO, and Peter Ward, CFO, the Company's Executive Management members, each member of the Board generally receives an annual compensation consisting of:

- A board fee in cash in an amount of CHF 50,000 provided that they attend each of the regular pre-scheduled quarterly board meetings. Should they not meet this minimum attendance criterion, the board fee payable in cash would be reduced by 50% to CHF 25,000;
- Equity-based compensation equivalent to CHF 75,000 granted in options exercisable for Class B Shares at an exercise price equal to the nominal value of the shares or as Class B Shares, provided that they attend each of the pre-scheduled quarterly board meetings. Should they not meet this minimum attendance criterion, the board fee payable in equity would be reduced by 50% to CHF 37,500; and
- Committee Chairs are entitled to an incremental compensation of CHF 25,000, payable CHF 10,000 in cash and CHF 15,000 in options exercisable for Class B Shares at an exercise price equal to the nominal value of the shares or as Class B Shares, provided that they hold and attend a minimum of four committee meetings in addition to those required by third parties for compliance purposes (e.g., auditors) during the 12-month calendar period.

**Compensation of the Executive Management**

The Executive Management compensation for fiscal year 2023 consisted of fixed compensation and variable compensation, whereby the ratio of the fixed to the variable compensation ranged from 1:0.5 to 1:3. The fixed and the variable compensation are composed of the following elements:

- Fixed Compensation and Other Benefits:
  - Annual base compensation, and
  - Pension and other social charges and contributions.
- Variable Compensation:
  - Annual incentive award, and
  - Equity-based compensation.

The annual base compensation of each member of the Executive Management is set to reflect his role and responsibilities within the Company and the WISeKey Group in general, his experience, his skill set and his representative functions for the Company. It is paid in cash, typically monthly, over a thirteen-month period. The thirteenth-month compensation is paid in December of each year, together with the twelfth month base compensation. Base compensation is reviewed annually by the Board and adjusted as necessary based on performance and industry standards.

Pension and other benefits are designed to provide the members of the Executive Management with a fair level of security for them and their dependents.

Annual incentive compensation reflects the efforts of the Executive Management to support the expansion and evolution of the WISeKey Group.

Equity-based compensation is designed to ensure the commitment of Executive Management members towards the long-term success of the WISeKey Group, to align the Executive Management's strategy to shareholders' interests, and to maximize operating cash in the Company.

## 4.6 COMPENSATION FOR THE FISCAL YEAR 2023

In line with the requirements of the CO, compensation of the Board and the Executive Management includes all elements that are subject to disclosure pursuant to article 734a CO.

**Compensation of the members of the Board**

Carlos Moreira and Peter Ward are members of the Executive Management and, therefore, do not receive separate compensation for their roles as members of the Board. Their compensation for their roles as members of the Executive Management is reflected in the Executive Management section set forth further below.

| Compensation of the Board of Directors of WISeKey International Holding AG for the 12 months ending December 31, 2023 (audited) | | Board Fee[2] settled in | | | Other Stock | |
| | | | | Additional | Based | Total |
| CHF'000 [1] | Function | Cash | Equity | Fees[3] | Compensation[4] | Compensation |
|---|---|---|---|---|---|---|
| María Pía Aqueveque Jabbaz | Board Member | 55 | 50 | - | - | 105 |
| Cristina Dolan | Board Member, NCC[5] Member, Audit Committee Member | 54 | 14 | - | - | 68 |
| Philippe Doubre[6] | Formerly, Board Member, NCC Member | - | - | - | 35 | 35 |
| David Fergusson | Board Member, NCC Chairman, Audit Committee Member | 54 | - | - | - | 54 |
| Jean-Philippe Ladisa | Board Member, Audit Committee Chairman | 55 | 51 | - | - | 106 |
| Eric Pellaton | Board Member, NCC Member | 55 | 13 | - | - | 68 |
| **Total Board Members** | | **273** | **128** | **-** | **35** | **436** |

1  Board members are remunerated in Swiss Francs (CHF).

2  Board fees are paid in a mix of cash and options.

   The cash fee approved by the Board as remuneration to Board Members is disclosed in application of the accrual-based principle if not paid as at the end of the reporting period. In 2023, Board members received their full cash compensation up until December 31, 2023.

   Compensation in options on WIHN Class B Shares is disclosed in the period it was granted, regardless of whether it relates to Board fees from prior financial periods. The amount shown reflects the fair value of options granted in line with US GAAP standards. The options granted were valued using the Black-Scholes method, using the market price of WIHN Class B Shares at the relevant date.

   Options are deemed granted in line with US GAAP standards when both parties, WISeKey and the Director, have acknowledged the grant. Per company practice, this is materialized by the signature of the option grant agreement. In 2023, some option grant agreements relating to fiscal years 2022 and 2023 were not signed by Directors. As such they are not deemed granted and are not accounted for in the financial statements of fiscal year 2023 and are not included in the above table.

   The recognition of the compensation in options on a grant-basis as opposed to an accrual-based principe may generate differences between the amount of Board fees earned in a fiscal period and the amount of Board fees actually paid in respect of that period, at a later stage.

3  Additional fees relate to services other than Board duties rendered to the Company.

4  Other stock based compensation refers to stock based compensation for services other than Board services.

   The amount shown reflects the fair value of options granted in line with US GAAP standards. The options granted were valued using the Black-Scholes method, using the market price of WIHN Class B Shares at the relevant date.

   Options are deemed granted in line with US GAAP standards when both parties, WISeKey and the Director, have acknowledged the grant. Per company practice, this is materialized by the signature of the option grant agreement.

5  Nomination & Compensation Committee

6  The amount disclosed under Other Stock Based Compensation for Mr. Doubre relates to consulting services rendered to WISeKey.

In relation to fiscal year 2022, Hans-Christian Boos was appointed as an executive member of the Board on January 28, 2021 and did not stand for re-election at the General Meeting on June 24, 2022. During his time as member of the Board, Mr. Boos was employed by arago GmbH, a company in which WISeKey held a controlling interest between February 1, 2021 and June 24, 2022, and which was consolidated in the financial statements of the Company from February 1, 2021 until June 24, 2022. Because of his employment with arago GmbH, Mr. Boos did not receive a separate compensation for his role as member of the Board between January 28, 2021 and June 24, 2022. Mr. Boos was not a member of the Executive Management and, for that reason, his compensation as an employee of arago GmbH was not disclosed in the table in section 5.2 below.

**Compensation of the Board of Directors of WISeKey International Holding AG for the 12 months ending December 31, 2022 (audited)**

| CHF'000 [1] | Function | Board Fee[2] settled in Cash | Equity | Additional Fees[3] | Other Stock Based Compensation[4] | Total Compensation |
|---|---|---|---|---|---|---|
| María Pía Aqueveque Jabbaz | Board Member | 32 | - | - | - | 32 |
| Hans-Christian Boos[6] | Former Board Member | - | - | 151 | - | 151 |
| Cristina Dolan | Board Member, NCC[5] Member, Audit Committee Member | 32 | 32 | - | - | 64 |
| Philippe Doubre[7] | Formerly, Board Member, NCC Member | 14 | 12 | - | 34 | 60 |
| David Fergusson | Board Member, NCC Chairman, Audit Committee Member | 51 | 14 | - | - | 65 |
| Jean-Philippe Ladisa | Board Member, Audit Committee Chairman | 51 | - | - | - | 51 |
| Eric Pellaton | Board Member, NCC Member | 46 | 37 | - | - | 83 |
| **Total Board Members** | | **226** | **95** | **151** | **34** | **506** |

1 Board members are remunerated in Swiss Francs (CHF).

2 Board fees are paid in a mix of cash and options.

The cash fee approved by the Board as remuneration to Board Members is disclosed in application of the accrual-based principle if not paid as at the end of the reporting period. In 2022, Board members received their full cash compensation up until December 31, 2022.

Compensation in options on WIHN Class B Shares is disclosed in the period it was granted, regardless of whether it relates to Board fees from prior financial periods. The amount shown reflects the fair value of options granted in line with US GAAP standards. The options granted were valued using the Black-Scholes method, using the market price of WIHN shares at the relevant date.

Options are deemed granted in line with US GAAP standards when both parties, WISeKey and the Director, have acknowledged the grant. Per company practice, this is materialized by the signature of the option grant agreement. In 2022, some option grant agreements relating to fiscal year 2022 were not signed by Directors. As such they are not deemed granted and are not accounted for in the financial statements of fiscal year 2022 and are not included in the above table.

The recognition of the compensation in options on a grant-basis as opposed to an accrual-based principe may generate differences between the amount of Board fees earned in a fiscal period and the amount of Board fees actually paid in respect of that period, at a later stage.

The amount of Board fees includes employer social charges paid by the Company.

3 Additional fees relate to services other than Board duties rendered to the Company.

4 Other stock based compensation refers to stock based compensation for services other than Board services.

The amount shown reflects the fair value of options granted in line with US GAAP standards. The options granted were valued using the Black-Scholes method, using the market price of WIHN shares at the relevant date.

Options are deemed granted in line with US GAAP standards when both parties, WISeKey and the Director, have acknowledged the grant. Per company practice, this is materialized by the signature of the option grant agreement.

5 Nomination & Compensation Committee

6 The amount disclosed under Additional Fees for Mr. Boos relates to his compensation as employee of arago GmbH, as recorded in the consolidated financial statements of the WISeKey Group until divestiture, i.e. for the period from January 1, 2022 to June 24, 2022.

7 The amount disclosed under Other Stock Based Compensation for Mr. Doubre relates to consulting services rendered to WISeKey.

## COMPENSATION OF THE MEMBERS OF THE EXECUTIVE MANAGEMENT

The members of the Executive Management during fiscal year 2023 were Carlos Moreira, Chief Executive Officer, and Peter Ward, Chief Financial Officer. Consistent with the CO, the Company discloses the aggregate amount paid to the Executive Management and the highest amount paid to an individual member, specifying his name and function.

Compensation of the Executive Management of WISeKey International Holding AG
for the 12 months ending December 31, 2023 (audited)

| CHF'000 [1] | Function | Base Salary[2] | Annual Incentive | Additional Fees[3] | Stock Based Compensation[4] | Other Compensation[5] | Total Compensation |
|---|---|---|---|---|---|---|---|
| **Highest Paid Executive** | | | | | | | |
| Carlos Moreira | Chairman of the Board, Chief Executive Officer | 950 | 1,086 | - | - | 312 | 2,348 |
| Peter Ward | Board Member, Chief Financial Officer | 700 | 525 | - | - | 98 | 1,323 |
| **Total Executive Management** | | **1,650** | **1,611** | **-** | **-** | **410** | **3,671** |

1  The executive management members are remunerated in Swiss Francs (CHF).
2  Base salary includes employee social security costs.
3  Additional Fees include fees paid for special services rendered to the Company.
4  The amount shown reflects the fair value of options granted in line with US GAAP standards. The options granted are valued using the Black-Scholes method at the grant date, using the market price of WIHN shares.
   In 2023, no equity stock options were granted in relation to the Executive Management compensation approved and voted for the fiscal year. The grant of the equity stock options due in relation to fiscal year 2023 is expected to occur in 2024.
5  Other compensation includes pension contributions, employer social charges, lump-sum expenses and parking charges paid by the Company.

Compensation of the Executive Management of WISeKey International Holding AG
for the 12 months ending December 31, 2022 (audited)

| CHF'000 [1] | Function | Base Salary[2] | Annual Incentive | Additional Fees[3] | Stock Based Compensation[4] | Other Compensation[5] | Total Compensation |
|---|---|---|---|---|---|---|---|
| **Highest Paid Executive** | | | | | | | |
| Carlos Moreira | Chairman of the Board, Chief Executive Officer | 801 | 601 | - | 275 | 261 | 1,938 |
| Peter Ward | Board Member, Chief Financial Officer | 644 | 483 | - | 220 | 91 | 1,438 |
| **Total Executive Management** | | **1,445** | **1,084** | **-** | **495** | **352** | **3,376** |

1  The executive management members are remunerated in Swiss Francs (CHF).
2  Base salary includes employee social security costs.
3  Additional Fees include fees paid for special services rendered to the Company.
4  The amount shown reflects the fair value of options granted in line with US GAAP standards. The options granted are valued using the Black-Scholes method at the grant date, using the market price of WIHN shares.
   In 2022, equity stock options were granted in relation to the Executive Management compensation approved and voted for the fiscal year.
5  Other compensation includes pension contributions, employer social charges, lump-sum expenses and parking charges paid by the Company.

## 4.7 LOANS, CREDITS AND OTHER PAYMENTS

As at December 31, 2023, there were no loans outstanding to members of the Board.

## 4.8 FUNCTIONS OF THE MEMBERS OF THE BOARD AND MEMBERS OF THE EXECUTIVE MANAGEMENT (AUDITED)

Further activities and functions of the members of the Board and of the members of the Executive Management are listed in the relevant sections for each body in the corporate governance report.

For a summary of mandates with a business purpose of members of the Boards and the Executive Management during fiscal year 2023, please refer to the following table.

Mandates of the members of the Board and Executive Management in 2023

| | |
|---|---|
| Carlos Moreira | Chairman of the board of directors and acting CEO of SEALSQ Corp (BVI), a subsidiary of WISeKey |
| Peter Ward | Member of the board of directors and acting CFO of SEALSQ Corp (BVI), a subsidiary of WISeKey |
| María Pía Aqueveque Jabbaz | CEO and founder of Maqueveq & Co SpA (Italy) |
| Cristina Dolan | Netwitness Managing Director of LatAm, Head of Americas Channels and Global Alliances of RSA Security LLC (U.S.A.) |
| | COO and cofounder of Crimson Founders (U.S.A.) |
| | Advisor to the board of directors of Adit EdTech Acquisition Corp. (U.S.A.) |
| | Member of the board of directors of SEALSQ Corp (BVI), a subsidiary of WISeKey |
| David Fergusson | Executive Managing Director of Generational Equity (U.S.A.) |
| | Member of the board of directors of SEALSQ Corp (BVI), a subsidiary of WISeKey |
| Jean-Philippe Ladisa | Partner of Fiduciaire Wuarin & Chatton SA (Switzerland) |
| | Member* of the board of directors of Studio Peyo SA (Switzerland) |
| | Member* of the board of directors of Placim SA (Switzerland) |
| | Member* of the board of directors of Malou SA (Switzerland) |
| | Member* of the board of directors of Gastronomic Events Sàrl (Switzerland) |
| | Member* of the board of directors of Palmat SA (Switzerland) |
| | Member* of the board of directors of JKM Sàrl (Switzerland) |
| | Member* of the board of directors of JLR Concept Sàrl (Switzerland) |
| Eric Pellaton | Partner of Sofia Rental (Bulgaria) |
| | Partner of Solar Rain Bottled Water Company, Inc. (U.S.A.) |
| | Advisor to ACN Advanced Communications Networks SA (Switzerland) |
| | Advisor to Seyonic S.A. (Switzerland) |
| | Member of the board of directors of SEALSQ Corp (BVI), a subsidiary of WISeKey |

* As part of his duties for Fiduciaire Wuarin & Chatton SA

## 4.9 UNAUDITED SUPPLEMENTAL INFORMATION

**Unaudited supplemental information on compensation of the members of the Board**

We note that, as of December 31, 2023, the following option agreements sent to members of the Board during fiscal years 2022 and 2023 and in relation to fiscal years 2022 and 2023 were not signed by the respective directors and therefore not deemed granted in line with US GAAP standards. As such, these were not recorded in our audited consolidated financial statements for fiscal years 2022 and 2023 respectively and are not included in the Board fee disclosed in the tables presented in section 5.1. We provide below the estimated value of these ungranted options based on the market price of a Class B Share on December 31, 2023, however the actual grant amount may differ significantly on the date the options are deemed granted.

•   The option agreements sent to Mr. David Fergusson for the full year 2022 and for the period from January 1, 2023 to March 31, 2023 were not signed. Based on the market price of a Class B Share on December 31, 2023, the grant would represent an estimated expense of CHF 13,831.

•   The option agreement sent to Mr. Jean-Philippe Ladisa for the period from January 1, 2023 to March 31, 2023 was not signed. Based on the market price of a Class B Share on December 31, 2023, the grant would represent an estimated expense of CHF 3,306.

We also note that the equity stock options for the period from April 1, 2023 to December 31, 2023 included in the compensation of the board as detailed in above section 4.1, were not granted as of December 31, 2023. The corresponding options agreements were drafted and fully executed in 2024 and the corresponding expense of CHF 198,501 will be recorded in our consolidated financial statements for fiscal year 2024 in line with US GAAP standards.

**Unaudited supplemental information on compensation of the members of the Executive Management**

As detailed in above section *Compensation of the Executive Management*, the Executive package includes equity-based compensation in its variable part. We note that, as of December 31, 2023, the approved equity-based compensation in relation to fiscal year 2023 was not actually granted in fiscal year 2023. As such, it was not recorded in our audited consolidated financial statements for fiscal year 2023 and is not included in the compensation of the Executive Management disclosed in the table presented in section *Compensation of the members of the Executive Management*. The amount of the expense corresponding to the future grant of the approved equity-based compensation of the Executive Management in relation to fiscal year 2023 cannot be estimated with certainty until the actual grant.

# 5. CORPORATE GOVERNANCE REPORT

WISeKey International Holding Ltd (the "Company", and together with its subsidiaries "WISeKey" or the "Group" or the «WISeKey Group") has prepared this Corporate Governance Report (the "Report") in accordance with the SIX Swiss Exchange ("SIX") Directive of June 29, 2022 on Information Relating to Corporate Governance (the "Directive").

WISeKey believes that sound corporate governance practices are essential for transparency towards its shareholders, investors and the users of its financial statements. As a listed company, WISeKey seeks to follow sound corporate governance practices as a continuing commitment to corporate accountability, efficient and responsible decision-making, and transparency to shareholders.

## 5.1 GROUP STRUCTURE AND SIGNIFICANT SHAREHOLDERS

### 5.1.1 Group Structure

### 5.1.1.1 Operational Group Structure

The Company is domiciled at General-Guisan-Strasse 6, 6300 Zug, Switzerland, and is the holding company of the WISeKey Group. It has a branch domiciled at Avenue Louis-Casaï 58, 1216 Cointrin, Switzerland, Switzerland. The Group conducts its business through subsidiaries in Europe, North and South America, and Asia. Although not all are wholly owned, all subsidiaries of the Company as of December 31, 2023 were assessed as being under control of the Group and have therefore been fully consolidated.

As of December 31, 2023, the main operating subsidiaries in the Group were WISeKey Semiconductors SAS, domiciled in France, and WISeKey SA, domiciled in Switzerland.

The Group's segment reporting separates out the Internet of Things ("IoT") activities with the manufacture and distribution of chip-based products and the managed Public Key Infrastructure ("mPKI") activities with operations relating to digital information security, authentication and identity management.

**WIS@key**

### 5.1.1.2 Listed Companies

The Company, with its registered office at General-Guisan-Strasse 6, 6300 Zug, Switzerland, has a dual share structure: shares with a nomi-nal value of CHF 0.25 each (the «Class A Shares»), which are not listed, and shares with a nominal value of CHF 2.50 each (the «Class B Shares» and any Class A Share or Class B Share of the Company a «Share» and collectively the «Shares»), which are listed on the SIX. The initial listing of the Class B Shares occurred on March 31, 2016 (Ticker symbol: WIHN; Security No.: 127606275; ISIN: CH1276062754). As of December 31, 2023, WISeKey had, based on the Class B Shares, a market capitalization of CHF 10,096,680.

On December 4, 2019, the Company's American Depositary Shares ("ADS") started trading on The Nasdaq Stock Market LLC ("NASDAQ") under the ticker symbol WKEY. Each ADS represents 1/2 Class B Share. As at December 31, 2023, 1,802,140 ADSs were outstanding.

As of December 31, 2023, the Company owned approximately 58.83% of the share capital of SEALSQ Corp, with registered office in the British Virgin Islands («SEALSQ»). The share capital of SEALSQ is divided into two classes of shares: class F shares with a nominal value of USD 0.05 each (the «SEALSQ Class F Shares»), which are not listed, and ordinary shares with a nominal value USD 0.01 per share (the «SEALSQ Ordinary Shares» and any SEALSQ Class F Shares or SEALSQ Ordinary Share a «SEALSQ Share» and collectively the «SEALSQ Shares»), which are listed on the NASDAQ. The initial listing of the SEALSQ Ordinary Shares occurred on May 24, 2023 (Ticker symbol: LAES; Security No.: G79483106; ISIN: VGG794831062). As of December 31, 2023, the Company owned 100% of the SEALSQ Class F Shares, and approximately 39% of the SEALSQ Ordinary Shares. As of December 31, 2023, SEALSQ had, based on the SEALSQ Ordinary Shares, a market capitalization of CHF 16,635,000 (USD 19,771,912.)

No other companies belonging to the Company's group had securities listed on a stock exchange as of December 31, 2023.

### 5.1.1.3 Non-listed Companies Belonging to the WISeKey Group

As at December 31, 2023, the Group structure was as follows:

| Group Company Name | Registered Office | Share Capital | | % ownership as at December 31, 2023 | Nature of business |
|---|---|---|---|---|---|
| WISeKey SA | Avenue Louis-Casai 58, 1216 Cointrin, Geneva, Switzerland | CHF | 933,436 | 95.75% | Main operating company. Sales and R&D services |
| WISeKey Semiconductors SAS | Rue de la carriére de Bachasson, Arteparc de Bachasson, CS 70025, 13590 Meyreuil, France | EUR | 1,473,162 | 58.83% | Chip manufacturing, sales & distribution |
| WiseTrust SA | Avenue Louis-Casai 58, 1216 Cointrin, Geneva, Switzerland | CHF | 680,000 | 100.0% | Non-operating investment company |
| WISeKey ELA SL | Calle Rodriguez Arias No 15, Bilbao, Spain | EUR | 4,000,000 | 95.75% | Sales & support |
| WISeKey SAARC Ltd | 20-22 Bedford Row, London WC1R 4JS, United Kingdom | GBP | 100,000 | 51.0% | Non trading |
| WISeKey USA Inc[1] | 731 James Street, Suite 400, Syracuse, New York 13203-2003, USA | USD | 6,500 | 95.75% | Sales & support |
| WISeKey India Private Ltd[2] | C-4/5, Lower Ground Floor, Safdarjung Development Area, New Delhi, South Delhi, Delhi, India, 110016 | INR | 1,000,000 | 45.90% | Sales & support |
| WISeKey IoT Japan KK | 3F, 1-9-7 Kanda-Awajicho, Chiyoda-ku, Tokyo, Japan | JPY | 1,000,000 | 58.83% | Sales & distribution |
| WISeKey IoT Taiwan | Hun Tai Centre, 2/F-A, 170 Dunhua North Road, Singshan District, Taipei 10548, Taiwan | TWD | 100,000 | 58.83% | Sales & distribution branch |
| WISeCoin AG | General-Guisan-Strasse 6, 6300 Zug, Switzerland | CHF | 100,000 | 90.0% | Sales & distribution |
| WISeKey Equities AG | c/o WISeKey International Holding AG, General-Guisan-Strasse 6, 6300 Zug, Switzerland | CHF | 100,000 | 100.0% | Financing, Sales & distribution |
| WISeKey Semiconductors GmbH | Riestrasse 16, c/o Design Office 88 North, 80992 Munich, Germany | EUR | 25,000 | 100.0% | Sales & distribution |
| WISeKey Arabia - Information Technology Ltd | E.A.Juffali& Bros. main office, Al-Andalus, Madina Road, Nour Al-Qoloub St., 21431 Jeddah, Saudi Arabia | SAR | 200,000.00 | 51.0% | Sales & distribution |
| WISe.Art AG[3] | c/o WISeKey International Holding AG, General-Guisan-Strasse 6, 6300 Zug, Switzerland | CHF | 100,000 | 100.0% | Sales & distribution |
| WISeKey Vietnam Ltd | 29th Floor, East Tower, Hanoi Lotte Center, No 54 Lieu Gia, Cong Vi, Ba Dinh, Ha Noi, Vietnam | VND | 689,400,000 | 95.75% | R&D |
| SEALSQ Corp. | Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands | USD | 229,453 | 58.83% | Sales & support |
| WISeKey (Gibraltar) Limited | Madison Building, Midtown, Queensway, Gibraltar GX11 1AA, Gibraltar | GBP | 100 | 100.0% | Sales & support |
| WISeSat.Space AG | c/o WISeKey International Holding AG, General-Guisan-Strasse 6, 6300 Zug, Switzerland | CHF | 100,000 | 100.0% | Sales & distribution |
| Trust Protocol Association | Avenue Louis-Casai 58, 1216 Cointrin, Geneva, Switzerland | CHF | - | 100.0% | Association cofounded by WISeKey Equities AG |

### 5.1.1.4 Significant Changes to the Group Structure after December 31, 2023

None.

### 5.1.2 Significant Shareholders

The Swiss Financial Market Infrastructure Act («FMIA») and the rules and regulations promulgated thereunder, to which the Company and beneficial owners of its Shares are subject, requires persons who directly, indirectly or in concert with other parties acquire or dispose of Shares or purchase or sale rights or obligations relating to such Shares, and, thereby, directly, indirectly or in concert with other parties reach, exceed or fall below a threshold of 3%, 5%, 10%, 15%, 20%, 25%, 331/3%, 50% or 662/3% of the Company's voting rights (whether exercisa-ble or not) to notify the Company and the Disclosure Office of the SIX of such acquisition or disposal in writing.

Each Class A Share and each Class B Share carry one vote at a general meeting of shareholders of the Company (the «General Meeting») and, as such, the number of shares held by each person or entity set forth below is equal to the number of voting rights held by such person or entity.

The table below sets out, to the knowledge of the Company, beneficial owners holding 3% or more of the voting rights of the Company as disclosed on the SIX disclosure platform on December 31, 2023. The percentages indicated above have been established based on the share capital of the Company registered with the commercial register of the Canton of Zug on the date on which the respective disclosure obligation pursuant to the FMIA was triggered. For a full review of the disclosure reports that were made to the Company and the SIX Disclosure Office during fiscal year 2023, including with respect to sale and purchase positions, and then published on the SIX electronic publication platform in accordance with the FMIA and the rules and regulations promulgated thereunder please refer to the search facility of the SIX Disclosure Office at https://www.six-exchange-regulation.com/en/home/publications/significant-shareholders.html.

| Name | Number of Shares owned | | Total number of voting rights | Percentage of voting rights |
|---|---|---|---|---|
| | Class A Shares | Class B Shares | | |
| Lock-up group consisting of Carlos Moreira and one additional member | 1,600,880 | - | 1,600,880 | 32.23% |

## 5.1.3 Cross-shareholdings

The Company is not aware of any cross-shareholdings.

## 5.2 CAPITAL STRUCTURE

### 5.2.1 Capital

At the Company's Annual General Meeting of Shareholders on June 22, 2023, the shareholders of the Company approved a reverse split in a ratio of 25:1 for the Class A Shares and 50:1 for the Class A Shares (the «Reverse Split»). The Reverse Split effectively took place on June 30, 2023. As a result, the nominal value of the Class A Shares increased from CHF 0.01 to CHF 0.25, and that of the Class B Shares from CHF 0.05 to CHF 2.50, and the number of outstanding Class B Shares and Class A Shares decreased commensurately. Immediately prior to the Reverse Split, the Company's statutory share capital amounted to CHF 8,090,595, divided into 40,022,000 Class A Shares with a nominal value of CHF 0.01 and 153,807,500 Class B Shares with a nominal value of CHF 0.25. Immediately after the Reverse Split, the Company's statutory share capital amounted to CHF 8,090,595, divided into 1,600,880 Class A Shares with a nominal value of CHF 0.25 and 3,076,150 Class B Shares with a nominal value of CHF 2.50.

As at December 31, 2023, the Company's statutory share capital amounted to CHF 8,090,595, divided into 1,600,880 Class A Shares and 3,076,150 Class B Shares. In addition, as at December 31, 2023, the Company had 289,410 Class B Shares outstanding, corresponding to a nominal value of CHF 723,525, issued out of the Company's conditional share capital and which had not yet been registered with the commer-cial register. Therefore, as at December 31, 2023, the total outstanding share capital amounted to CHF 8,814,120, divided into 1,600,880 Class A Shares and 3,365,560 Class B Shares. All Shares are registered shares (Namenaktien) and all Class A Shares and 3,363,794 Class B Shares are issued in form of intermediated securities (Bucheffekten) and 1,766 Class B Shares are issued in certificated form. The Shares are fully paid and rank economically pari passu with each other. As at December 31, 2023, a total of 1,287,937 Class B Shares were held in the dispo-SIS account, i.e. not as registered shares.

As at December 31, 2023, the Company held no Class A Shares and 122,053 Class B Shares in treasury.

As at December 31, 2023, the Company had 1,802,140 ADSs outstanding which were traded on the NASDAQ.

As regards the Company's capital band and conditional share capital, please refer to item 2.2 below.

### 5.2.2 Capital Band and Conditional Share Capital

### 5.2.2.1 Capital Band

In line with the revised provisions of Swiss corporate law effective January 1, 2023, shareholders approved, at the Company's Annual General Meeting of Shareholders on June 22, 2023, the introduction of a capital band ranging from 90 percent to 150 percent of the issued share capital entered in the commercial register at that time. In accordance therewith, the Board of Directors of the Company (the "Board") is authorized (i) to issue new Class B Shares at any time during a period expiring June 21, 2028 and thereby increase the Company's share capital, without the approval of the shareholders, in a maximum amount of CHF 4,045,294 through the issuance of up to 1,618,117 new fully paid-in Class B Shares, corresponding to approx. 50% of the share capital and 34.60% of the voting rights of the Company registered with the com-mercial register of the Canton of Zug as of December 31, 2023 and (ii) to cancel Class B Shares at any time during a period expiring June 21, 2028 and thereby reduce the Company's share capital, without the approval of the shareholders, in a maximum amount of CHF 809,059.03 through the cancellation of up to 323,623 registered Class B Shares, corresponding to approx. 10% of the share capital and 6.92% of the voting rights of the Company registered with the commercial register of the Canton of Zug as of December 31, 2023.  An increase or a reduction in partial amounts is permitted.

According to the Company's capital band, in the event of a capital increase within the capital band, the Board determines the issue price, the type of contribution (including cash contributions, contributions in kind, set-off and conversion of reserves or profit carried forward into share capital), the date of issue, the conditions for the exercise of subscription rights and the beginning date for dividend entitlement.

The Board may issue new shares by means of a firm underwriting through a financial institution, a syndicate of financial institutions or another third party and a subsequent offer of these shares to the existing shareholders or third parties (if the subscription rights of the existing share-holders have been withdrawn or have not been duly exercised).

The Board is entitled to permit, to restrict or to exclude the trade with subscription rights. It may permit the expiration of subscription rights that have not been duly exercised, or it may place such rights or shares as to which subscription rights have been granted, but not duly exercised, at market conditions or may use them otherwise in the interest of the Company.

The Board is further authorized to withdraw or restrict subscription rights of existing shareholders and allocate such rights to third parties (including individual shareholders), the Company or any of its group companies:

a. if the issue price of the new shares is determined by reference to the market price; or

b. for raising equity capital in a fast and flexible manner, which would not be possible, or would only be possible with great difficulty or at significantly less favorable conditions, without the exclusion of the sub-scription rights of existing shareholders; or

c. for the acquisition of companies, part(s) of companies or participations, for the acquisition of products, intellectual property or li-censes by or for investment projects of the Company or any of its group companies, or for the financing or refinancing of any of such transactions through a placement of shares; or

d. for purposes of broadening the shareholder constituency of the Company in certain financial or investor markets, for purposes of the participation of strategic partners including financial investors, or in connection with the listing of new shares on domestic or for-eign stock exchanges; or

e. for purposes of granting an overallotment option (Greenshoe) of up to 20% of the total number of shares in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s); or

f. for the participation of members of the Board of Directors, members of the Executive Committee, employees, contractors, consultants or other persons performing services for the benefit of the Company or any of its group companies.

After a change of the par value, new shares will be issued within the capital band with the same par value as the existing shares. If the share capital increases as a result of an increase from conditional capital pursuant to Article 4b or Article 4c of the articles of association of the Company (the «Articles»), the upper and lower limits of the capital band will increase in an amount corresponding to such increase in the share capital.

In the event of a reduction of the share capital within the capital band, the Board will, to the extent necessary, determine the use of the reduction amount. The subscription and acquisition of the new Class B Shares as well as any subsequent transfer of the Class B Shares is subject to the restrictions pursuant to Article 6 of the Articles (see item 2.6 below).

**5.2.2.2 Conditional Share Capital**

As per December 31, 2023 , the Articles provided for a conditional share capital that authorized the issuance of new Class B Shares of up to a maximum amount of CHF 3,750,000 or up to 1,500,000 new Class B Shares, corresponding to 46.35% of the share capital and 32.07% of the voting rights of the Company registered with commercial register of the Canton of Zug as of December 31, 2023, without obtaining additional shareholder approval. Pursuant to the Articles, the additional shares may be issued:

- up to an amount of CHF 3,250,000 by the issuance of up to 1,300,000 fully paid-in Class B Shares with a nominal value of CHF 2.50 through the exercise of conversion, option, exchange, warrant or similar rights for the subscription of shares granted to third parties or shareholders in connection with bonds (including convertible bonds and bonds with options), options, warrants, notes, other securities newly or already issued in national or international capital markets or new or already existing contractual obligations by, or of a mem-ber of, the Company (the "Rights-Bearing Obligations"); and

- up to an amount of CHF 500,000 by the issuance of up to 200,000 fully paid-in Class B Shares with a nominal value of CHF 2.50 in connection with the issuance of Class B Shares, Rights-Bearing Obligations, options or other share-based awards granted to mem-bers of the Board of Directors, members of executive management, employees, contractors, consultants or other persons providing services to the Company or a member of the Company.

As at December 31, 2023, the Articles provided for a conditional share capital that authorized the issuance of new Class A Shares of up to a maximum amount of CHF 100,000 or up to 400,000 new Class A Shares, corresponding to 1.24% of the share capital and 8.55% of the voting rights of the Company registered with commercial register of the Canton of Zug as of December 31, 2023, without obtaining additional shareholder approval. Pursuant to the Articles, the additional shares may be issued in connection with the direct or indirect issuance of shares, options or related subscription rights to the members of the Board of Directors of the Company and members of executive management of the group.

The pre-emptive rights of the shareholders are excluded in connection with the issuance of any Rights-Bearing Obligations by any member of the Company. The then-current owners of such Rights-Bearing Obligations shall be entitled to subscribe for the new Class B Shares issued upon conversion, exchange, or exercise of the Rights-Bearing Obligations. The conditions of the Rights-Bearing Obligations shall be deter-mined by the Board.

The Board is authorized to restrict or deny the advance subscription rights of shareholders in connection with the issuance by the Company of Rights-Bearing Obligations if:

a.  such issuance is for the purpose of financing or refinancing the acquisition of an enterprise, parts of an enterprise, or participations or for new investment projects; or
b.  such instruments are issued to strategic investors; or
c.  such instruments are issued on national or international capital markets or through a private placement.

If advance subscription rights are neither granted directly or indirectly by the Board, (i) the Rights-Bearing Obligations must be issued or entered into at market conditions, (ii) the conversion, exchange or exercise price of the Rights-Bearing Obligations must be set with reference to the market conditions prevailing at the date on which the Rights-Bearing Obligations are issued and (iii) the Rights-Bearing Obligations may be converted, exchanged or exercised during a maximum period of 30 years from the date of the relevant issuance or entry.

In connection with the issuance of any new Class B Shares or Rights-Bearing Obligations pursuant to the second limb of the conditional share capital described above (i.e. the conditional share capital to satisfy our obligations towards employee compensation plans), the pre-emptive rights and advance subscription rights of the shareholders are generally excluded. Class B Shares or Rights-Bearing Obligations must be issued to members of the Board, members of executive management, employees or other persons providing services to the Company in accordance with one or more benefit or incentive plans. Class B Shares may be issued to any of such persons at a price lower than the current market price, but at least at par value.

### 5.2.3 Changes in Capital

Since January 1, 2021, the share capital of the Company has been increased as follows:

•   On April 15, 2021, the Company issued 12,986,037 new Class B Shares with nominal value of CHF 0.05 each out of authorized capital to WISeKey Equities AG against a contribution in cash of CHF 649,301.85, resulting in an increase in share capital by CHF 649,301.85. No capital contribution reserves were created. The issuance of these 12,986,037 Class B Shares occurred for the sole purpose of creating an advance of Class B Shares for delivery to GTO pursuant to the GTO Facility, and for further financial in-struments falling under the article 38 para. 1 letter b of the Financial Services Act, dated as of 15 June 2018 ("FINSA") that the Com-pany may enter into after April 15, 2021.

- On April 15, 2021, the Company also amended its Articles to record the issuance out of its conditional capital of a total number of 12,111,328 Class B Shares with a nominal value of CHF 0.05 each during the period commencing on December 1, 2020 and ending on April 1, 2021. As a result, the conditional share capital available to the Company was reduced by 12,111,328 Class B Shares or CHF 605,566.40, the share capital of the Company was increased by 12,111,328 Class B Shares or CHF 605,566.40, and the capital contribution reserves were increased by CHF 12,323,695.73.

- On September 30, 2021, the Company issued 15,400,000 new Class B Shares with a nominal value of CHF 0.05 each out of author-ized capital to WISeKey Equities AG against a contribution in cash of CHF 770,000, resulting in an increase in share capital by CHF 770,000. No capital contribution reserves were created. The issuance of these 15,400,000 Class B Shares occurred for the sole purpose of creating an advance of Class B Shares for delivery to L1 Capital Global Opportunities Master Fund ("L1") pursuant to a convertible facility agreement entered into by and between L1 and the Company on June 29, 2021, as amended on September 27, 2021 and March 3, 2022 (the "L1 Facility"), and to Anson Investments Master Fund LP ("Anson") pursuant to a convertible facility agree-ment entered into by and between Anson and the Company on June 29, 2021, as amended on September 27, 2021 (the "Anson Facility").

- On May 12, 2022, the Company amended its Articles to record the issuance out of its conditional capital of a total number of 12,174,464 Class B Shares with a nominal value of CHF 0.05 each during the period commencing on April 2, 2021 and ending on May 11, 2022. As a result, the conditional share capital available to the Company was reduced by 12,174,464 Class B Shares or CHF 608,723.20, the share capital of the Company was increased by 12,174,464 Class B Shares or CHF 608,723.20, and the capital contribution reserves were increased by CHF 4,814,138.38.

- On June 24, 2022, at the Company's 2022 Annual General Meeting, shareholders approved (i) the Company's authorized share capital in an amount of up to CHF 1,250,000, corresponding to the issuance of up to 25,000,000 Class B Shares with a nominal value of CHF 0.05 each and (ii) the Company's conditional share capital authorizing the issuance of new Class B Shares with a nominal value of CHF 0.05 each in an amount of up to CHF 2,605,000, of which CHF 2,300,000, corresponding to the issuance of up to 46,000,000 Class B Shares, is reserved for Rights-Bearing Obligations, and CHF 305,000, corresponding to the issuance of up to 6,100,000 Class B Shares, is reserved for the issuance of Class B Shares or Rights-Bearing Obligations granted to directors, officers, employees and/or advisors of the Company. At the Company's 2022 Annual General Meeting, shareholders further approved the Company's conditional share capital authorizing the issuance of new Class A Shares with a nominal value of CHF 0.01 each in an amount of up to CHF 100,000, corresponding to the issuance of up to 10,000,000 Class A Shares.

- On March 23, 2023, the Company issued 15,000,000 new Class B Shares with a nominal value of CHF 0.05 each out of authorized capital to WISeKey Equities AG against a contribution in cash of CHF 750,000, resulting in an increase in share capital by CHF 750,000. No capital contribution reserves were created. The issuance of these 15,000,000 Class B Shares occurred for the sole purpose of creating an advance of Class B Shares for delivery to L1 Capital Global Opportunities Master Fund ("L1") pursuant to a con-vertible facility agreement entered into by and between L1 and the Company on June 29, 2021, as amended on September 27, 2021 and March 3, 2022 (the "L1 Facility"), and to Anson Investments Master Fund LP ("Anson") pursuant to a convertible facility agreement entered into by and between Anson and the Company on June 29, 2021, as amended on September 27, 2021 and January 24, 2023 (the "Anson Facility").

- On March 23, 2023, the Company amended its Articles to record the issuance out of its conditional capital of a total number of 32,843,980 Class B Shares with a nominal value of CHF 0.05 each during the period commencing on April 29, 2022 and ending on March 1, 2023. As a result, the conditional share capital available to the Company was reduced by 32,843,980 Class B Shares or CHF 1,642,199, the share capital of the Company was increased by 32,843,980 Class B Shares or CHF 1,642,199, and the capital contribution reserves were increased by CHF 3,761,735.

- On June 22, 2023, the Company amended its Articles to record the issuance out of its conditional capital of a total number of 5,406,071 Class B Shares with a nominal value of CHF 0.05 each during the period commencing on March 3, 2023 and ending on June 16, 2023. As a result, the conditional share capital available to the Company was reduced by 5,668,965 Class B Shares or CHF 283,448.25, the share capital of the Company was increased by 5,668,965 Class B Shares or CHF 283,448.25, and the capital contribution reserves were increased by CHF 597,320.32.

- On June 22, 2023, in accordance with the requirements of the law and the articles of association of the Company as well as the resolution of the general meeting of the shareholders, the Company issued 12 Class A Shares with a nominal value of CHF 0.01 each and 37 Class B Shares with a nominal value of CHF 0.05 each against a contribution in cash of CHF 1.97, resulting in an increase in share capital by CHF 1.97. No capital contribution reserves were created. The issuance of these 12 new Class A Shares and 37 new Class B Shares occurred for the sole purpose of rounding up the issued share capital of the Company such that the Re-verse Split could be effected without giving rise to a fractional number of shares.

- On June 22, 2023, the shareholders of the Company approved the Reverse Split, which took place on June 30, 2023. As a result, the nominal value of the Class A Shares increased from CHF 0.01 to CHF 0.25, and that of the Class B Shares from CHF 0.05 to CHF 2.50, and the number of outstanding Class B Shares and Class A Shares decreased commensurately. Immediately prior to the Reverse Split, the Company's statutory share capital amounted to CHF 8,090,595, divided into 40,022,000 Class A Shares with a nominal value of CHF 0.01 and 153,807,500 Class B Shares with a nominal value of CHF 0.25. Immediately after the Reverse Split, the Company's statutory share capital amounted to CHF 8,090,595, divided into 1,600,880 Class A Shares with a nominal value of CHF 0.25 and 3,076,150 Class B Shares with a nominal value of CHF 2.50.

- Between September 15, 2023 and December 31, 2023, 289,410 Class B Shares with a nominal value of CHF 0.25 were issued out of the Company's conditional share capital in connection with convertible facilities as defined below, thereby increasing the share capital by CHF 732,525.00 and the capital contribution reserves by CHF 169,342.06. These 289,410 Class B Shares were not yet regis-tered with the commercial register as at December 31, 2023.

**5.2.4 Shares and Participation Certi icates**

For information regarding the total number, nominal value, and types of Shares of the Company, please see item no. 2.1. All of the Shares are fully paid in. Each Share carries one vote at a general meeting of shareholders, irrespective of the difference in par value of Class A Shares (CHF 0.25 per Share) and Class B Shares (CHF 2.50 per Share). This means that, relative to their respective per share contribution to the Company's capital, the holder of the Class A Shares has a greater relative per share voting power than the holders of the Class B Shares for matters that require approval on the basis of a specified majority of shares present at a meeting of shareholders. Shareholders' resolutions and elections (including elections of members of the board of directors) require the affirmative vote of an absolute majority of the votes represented (in person or by proxy) at a general meeting of shareholders (each Class A Share and each Class B Share having one vote), unless otherwise stipulated by law or the Articles. The following matters require approval by a majority of the par value of the Shares represented at the general meeting (each Class A Share having a par value of CHF 0.25 per share and each Class B Share having a par value of CHF 2.50 per share):

- electing the Company's auditor;
- appointing an expert to audit the Company's business management or parts thereof;
- adopting any resolution regarding the instigation of a special investigation; and
- adopting any resolution regarding the initiation of a derivative liability action.

Both categories of Shares confer equal entitlement to dividends relative to the nominal value of the Class A Shares and the Class B Shares, respectively.

The Company has ADSs outstanding which are trading on the NASDAQ. The Bank of New York Mellon acts as depositary of the ADS. Each ADSs represents 1/2 Class B Share (or two ADSs entitle their holder to receive one Class B Shares) deposited with Credit Suisse Group AG, as custodian for the depositary in Switzerland. The depositary is the holder of Class B Shares underlying the ADSs. A registered holder of ADSs has ADS holder rights. A deposit agreement among the Company, the depositary, each ADS holder and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

ADS holders may instruct the depositary to vote the number of deposited Class B Shares their ADSs represent. The depositary provides notice to ADS holders of shareholders' meetings and arranges to deliver the voting materials to them if so requested. ADS holders have in principle the right to cancel their ADSs and withdraw the underlying Class B Shares at any time, subject to certain exceptions.

**5.2.5 Dividend-Right Certi icates**

The Company has not issued any non-voting equity securities, such as participation certificates (Partizipationsscheine) or profit-sharing certifi-cates (Genussscheine).

**5.2.6 Limitations on Transferability and Nominee Registrations**

The Company's share register is maintained by Computershare Schweiz Ltd. The share register lists the names, addresses and nationalities of the registered owners of the Shares. Nominees can be entered into the share register with voting rights. The Company does not limit or restrict nominee registrations.

Only holders of Shares (including nominees) that are recorded in the share register as of the record date (see item 6.5 below) are entitled to vote at a General Meeting.

Any person who acquires Shares and does not expressly state in his/her/its application to the Company that the relevant Shares were ac-quired for his/her/its own account may not be entered in the share register as a shareholder with voting rights for the Shares.
The Board may, after having heard the concerned registered shareholder or nominee, cancel entries in the share register that were based on false information with retroactive effect to the date of entry.

Any acquirer of Shares who is not registered in the share register as a shareholder with voting rights may not vote at or participate in any General Meeting, but will still be entitled to dividends and other rights with financial value with respect to such Shares.

Each holder of Class A Shares has entered into an agreement (each such agreement a «Shareholder Agreement») with the Company, pursuant to which such holder of Class A Shares has given the undertaking vis-à-vis the Company not to (i) directly or indirectly offer, sell, transfer or grant any option or contract to purchase, purchase any option or contract to sell, grant instruction rights with respect to or otherwise dispose of, or (ii) solicit any offers to purchase, otherwise acquire or be entitled to, any of his/her/its Class A Shares or any right associated therewith (collectively a "Transfer"), except if such Transfer constitutes a "Permitted Transfer", as defined hereafter. A Permitted Transfer is defined as a Transfer by a holder of Class A Share to his/her spouse or immediate family member (or a trust related to such immediate family member) or a third party for reasonable estate planning purposes, the transfer to an affiliate and any transfer following conversion of his/her/its Class A Shares into Class B Shares. Each holder of a Class A Share has the right to request that, at the Company's annual General Meeting, an item be included on the agenda according to which Class A Shares are, at the discretion of each holder of Class A Shares, converted into Class B Shares.

### 5.2.7 Convertible Bonds and Options

#### 5.2.7.1 Convertible Bonds and Equity-Linked Instruments

On 29 June 2021, WISeKey entered into the L1 Facility with L1, as amended on September 27, 2021 and March 3, 2022, pursuant to which L1 committed to grant loans, in several tranches and in the form of convertible notes (the "L1 Convertible Notes"), to WISeKey up to a maximum amount of USD 22,000,000, subject to certain conditions, over a period of 24 months. The L1 Convertible Notes bear interest at a rate of 6% per annum ("L1 Interest"). Subject to a cash redemption right of WISeKey, the L1 Convertible Notes are mandatorily convertible into Class B Shares within a period of 24 months from issuance of the respective L1 Convertible Notes (the "L1 Conversion Period"), extendable under certain conditions by a maximum of 6 months (the "L1 Maximum Conversion Period"). Conversion takes place upon request by L1 during the L1 Conversion Period, but in any case no later than at the expiry of the L1 Maximum Conversion Period. The conversion price applied to the principal amount of the L1 Convertible Notes and accrued interest, converted into CHF at the relevant ex-change rate, will be (1) for the tranches subscribed under the original agreement, the lower of (i) 95% of the lowest volume weighted average price of a Class B Share on the SIX Swiss Exchange during the five trading days preceding the relevant conversion date and (ii), depending on the tranche, a fixed conversion price ranging from CHF 4 to CHF 7.50, subsequently adjusted to a fixed conversion price ranging from CHF 200 to CHF CHF375 after the Reverse Split and (2) for the tranches subscribed under the amendments dated September 27, 2021 and March 3, 2022, 90% of the lowest volume weighted average price of a Class B Share on the SIX Swiss Exchange during the ten trading days preceding the relevant conversion date. WISeKey made several loan subscriptions in 2021 and 2022 under the L1 Facility and the amount available for loans had been fully utilized as at December 31, 2022. In 2021, L1 requested to convert L1 Convertible Notes issued in 2021 for a total amount of USD 13,500,000, resulting in the issuance of 11,858,831 Class B Shares to L1. In 2022, L1 requested to convert L1 Convertible Notes issued in 2021 and 2022 for a total amount of USD 7,100,000, resulting in the issuance of 29,225,645 Class B Shares to L1. In 2023, L1 requested to convert L1 Convertible Notes issued in 2022 for a total amount of USD 1,200,000, resulting in the issuance of 7,298,761 Class B Shares to L1. As at Decem-ber 31, 2023, the amount of L1 Convertible Notes outstanding was USD 200,000 corresponding to L1 Convertible Notes subscribed under the amendment dated March 3, 2022. By way of illustration, using L1's disclosure of November 2023 published by the Company on the SIX Dis-closure Platform as a basis, which assumed a hypothetical conversion price of CHF 2.9115 per Class B Share for the amounts outstanding under the L1 Facility (i.e. CHF 3.235, discounted by 10%, in accordance with the terms of the L1 Facility), and further assuming that (a) all outstanding L1 Convertible Notes (USD 200,000) would be converted, (b) all L1 Interest to be earned until the end of the respective L1 Conversion Periods of each L1 Convertible Note would be converted, and (c) the applicable exchange rate is CHF 0.906 for USD 1.00, L1 would receive 66,588 Class B Shares, corresponding to a nominal value of CHF 166,470, which represents 1.89% of the share capital and 1.34% of the voting rights of the Company registered with the commercial register of the Canton of Zug as of December 31, 2023. Note that the exact number of Class B Shares that the Company may issue to L1 in connection with the conversion rights associated with the L1 Facility may be lower or higher (depending on the market conditions prevailing at the relevant time) than in the example used herein.

On 29 June 2021, WISeKey entered into the Anson Facility with Anson, as amended on September 27, 2021 and on January 24, 2023, pursuant to which Anson committed to grant loans, in several tranches and in the form of convertible notes (the "Anson Convertible Notes"), to WISeKey up to a maximum amount of USD 22,000,000, subject to certain conditions, over a period of 24 months. The Anson Convertible Notes bear interest at a rate of 6% per annum ("Anson Interest"). Subject to a cash redemption right of WISeKey, the Anson Convertible Notes are mandatorily convertible into Class B Shares within a period of 24 months from issuance of the respective Anson Convertible Notes (the "Anson Conversion Period"), extendable under certain conditions by a maximum of 6 months (the "Anson Maximum Conversion Period").

Conversion takes place upon request by Anson during the Anson Conversion Period, but in any case no later than at the expiry of the Anson Maximum Conversion Period. The conversion price applied to the principal amount of the Anson Convertible Notes and accrued interest, converted into CHF at the relevant exchange rate, will be (1) for the tranches subscribed under the original agreement, the lower of (i) 95% of the lowest volume weighted average price of a Class B Share on the SIX Swiss Exchange during the five trading days preceding the relevant conversion date and (ii), depending on the tranche, a fixed conversion price ranging from CHF 4 to CHF 7.50 subsequently adjusted to a fixed conversion price ranging from CHF 200 to CHF CHF375 after the Reverse Split and (2) for the tranches subscribed under the amendment dated September 27, 2021, 90% of the lowest volume weighted average price of a Class B Share on the SIX Swiss Exchange during the ten trading days preceding the relevant conversion date. WISeKey made several loan subscriptions in 2021 and 2023 under the Anson Facility and the remaining amount available for loans as at December 31, 2023 is USD 2,000,000. In 2021, Anson requested to convert Anson Convertible Notes issued in 2021 for a total amount of USD 9,800,000, resulting in the issuance of 8,228,262 Class B Shares to Anson. In 2022, Anson requested to convert Anson Convertible Notes issued in 2021 for a total amount of USD 6,700,000, resulting in the issuance of 14,351,699 Class B Shares to Anson. In 2023, Anson requested to convert Anson Convertible Notes issued in 2023 for a total amount of USD 3,500,000, resulting in the issuance of 13,440,151 Class B Shares prior to the Reverse Split, and 289,410 Class B Shares after the Reverse Split. Therefore, as at December 31, 2023, the amount of Anson Convertible Notes outstanding was USD nil. By way of illustration, using Anson's disclosure of October 10, 2023 published by the Company on the SIX Disclosure Platform as a basis, which assumed a hypothetical conversion price calculated on the basis of the closing price of the Class B Shares on October 2, 2023 (CHF 3.15 rounded) of CHF 2.99 per Class B Share (i.e. CHF 3.15, discounted by 5%, in accordance with the original terms of the Anson Facility), and further assuming that (a) the entire remaining amount of the Anson Facility (USD 2,000,000) would be subscribed for and converted, and (b) all Anson Interest to be earned until the end of the respective Anson Conversion Periods of each Anson Convertible Note would be converted, Anson would receive 634,920 Class B Shares, corresponding to a nominal value of CHF 1,587,300, which represents 18.01% of the share capital and 12.78% of the voting rights of the Company registered with the commercial register of the Canton of Zug as of December 31, 2023. Note that the exact number of Class B Shares that the Company may issue to Anson in connection with the conversion rights associated with the Anson Facility may be lower or higher (depending on the market conditions prevailing at the relevant time) than in the example used herein.

### 5.2.7.2 Options, Warrants and Similar Instruments

As of December 31, 2023, the Company has an aggregate number of 315,028 outstanding options and warrants (as adjusted after the Reverse Split), which entitle the respective holders of such options and warrants to acquire a total of 315,028 Class B Shares (as adjusted after the Reverse Split):

- On December 8, 2020, WISeKey entered into a Warrant Agreement with GTO pursuant to which WISeKey was required to issue in favor of GTO warrants in a number equal to 15% of each tranche issued by WISeKey under the GTO Facility, divided by the exercise price which is the higher of (i) 120% of the five trading day volume weighted average prices of a Class B Share on the SIX Swiss Exchange over the five trading days on the SIX Swiss Exchange immediately preceding the subscription request to issue the relevant tranche and (ii) CHF 1.50. Warrants were granted upon issuance of the relevant tranche as follows.

    - On December 9, 2020, following the first subscription of GTO Convertible Notes, the Company granted GTO a warrant to acquire up to 75,000 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 1.50. Subsequent to the Reverse Split, the warrant allowed GTO to acquire up to 1,500 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 75. The warrants expire on December 09, 2025. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 108,750 and the share capital by CHF 3,750, equaling to 0.05% of the share capital and 0.03% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2023.

    - On December 21, 2020, following the second subscription of GTO Convertible Notes, the Company granted GTO a warrant to acquire up to 175,000 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 1.50. Subsequent to the Reverse Split, the warrant allowed GTO to acquire up to 3,500 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 75.  The warrants expire on December 21, 2025. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 253,750 and the share capital by CHF 8,750, equaling to 0.11% of the share capital and 0.07% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2023.

- On December 24, 2020, following the third subscription of GTO Convertible Notes, the Company granted GTO a warrant to acquire up to 216,000 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 1.50. Subsequent to the Reverse Split, the warrant allowed GTO to acquire up to 4,320 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 75.  The warrants expire on December 24, 2025. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 313,200 and the share capital by CHF 10,800, equaling to 0.13% of the share capital and 0.09% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2023.

- On February 19, 2021, following the fourth subscription of GTO Convertible Notes, the Company granted GTO a warrant to acquire up to 458,332 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 1.584. Subsequent to the Reverse Split, the warrant allowed GTO to acquire up to 9,166 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 79.20.  The warrants expire on February 19, 2026. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 703,032.20 and the share capital by CHF 22,915, equaling to 0.28% of the share capital and 0.20% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2023.

- On March 24, 2021, following the fifth subscription of GTO Convertible Notes, the Company granted GTO a warrant to acquire up to 102,599 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 2.193. Subsequent to the Reverse Split, the warrant allowed GTO to acquire up to 2,051 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 109.65.  The warrants expire on March 24, 2026. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 219,764.65 and the share capital by CHF 5,127.50, equaling to 0.06% of the share capital and 0.04% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2023.

- On March 31, 2021, following the sixth subscription of GTO Convertible Notes, the Company granted GTO a warrant to acquire up to 187,188 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 2.404. Subsequent to the Reverse Split, the warrant allowed GTO to acquire up to 3,743 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 120.20. The warrants expire on March 31, 2026. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 440,551.10 and the share capital by CHF 9,357.50, equaling to 0.12% of the share capital and 0.08% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2023.

- On May 3, 2021, following the seventh subscription of GTO Convertible Notes, the Company granted GTO a warrant to ac-quire up to 105,042 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 2.142. Subsequent to the Reverse Split, the warrant allowed GTO to acquire up to 2,100 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 107.10. The warrants expire on May 3, 2026. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 219,660 and the share capital by CHF 5,250, equaling to 0.06% of the share capital and 0.04% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2023.

- On June 29, 2021, WISeKey entered into a Warrant Agreement with Anson pursuant to which WISeKey is required to issue in favor of Anson warrants in a number equal to 25% of the principal amount of each tranche issued by WISeKey under the Anson Facility, divided by the volume-weighted average price of a Class B Share on the SIX Swiss Exchange of the trading day immediately preced-ing the tranche closing date. The exercise price is the higher of (a) 1.5 times the five-trading day volume-weighted average price of a Class B Share on the SIX Swiss Stock Exchange immediately preceding the tranche closing date and (b) CHF 5.00. Warrants were granted upon issuance of the relevant tranche as follows:

  - On June 29, 2021, following the first subscription of Anson Convertible Notes, the Company granted Anson a warrant to acquire up to 1,817,077 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. Subsequent to the Reverse Split, the warrant allowed Anson to acquire up to 36,341 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 250. The warrants expire on June 29, 2024. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 8,994,397.50 and the share capital by CHF 90,852.50, equaling to 1.12% of the share capital and 0.78% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2023.

- On September 28, 2021, following the second subscription of Anson Convertible Notes, the Company granted Anson a war-rant to acquire up to 476,486 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. Subsequent to the Re-verse Split, the warrant allowed Anson to acquire up to 9,529 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 250. The warrants expire on September 28, 2024. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 2,615,332.50 and the share capital by CHF 23,822.50, equaling to 0.29% of the share capital and 0.20% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of Decem-ber 31, 2023.

- On October 27, 2021, following the third subscription of Anson Convertible Notes, the Company granted Anson a warrant to acquire up to 528,359 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. Subsequent to the Reverse Split, the warrant allowed Anson to acquire up to 10,567 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 250. The warrants expire on October 27, 2024. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 2,615,332.50 and the share capital by CHF 26,417.50, equaling to 0.33% of the share capital and 0.23% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2023.

- On February 3, 2023, following the fourth subscription of Anson Convertible Notes, the Company granted Anson a warrant to acquire up to 533,640 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. Subsequent to the Reverse Split, the warrant allowed Anson to acquire up to 10,672 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 250. The warrants expire on February 3, 2026. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 2,641,320 and the share capital by CHF 26,680, equaling to 0.33% of the share capital and 0.23% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2023.

- On March 1, 2023, following the fifth subscription of Anson Convertible Notes, the Company granted Anson a warrant to acquire up to 935,218 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. Subsequent to the Reverse Split, the warrant allowed Anson to acquire up to 18,704 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 250. The warrants expire on March 1, 2026. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 4,629,240 and the share capital by CHF 46,760, equaling to 0.58% of the share capital and 0.40% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2023.

- On April 27, 2023, following the fourth subscription of Anson Convertible Notes, the Company granted Anson a warrant to acquire up to 984,485 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. Subsequent to the Reverse Split, the warrant allowed Anson to acquire up to 19,689 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 250. The warrants expire on April 27, 2026. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 4,873,027.50 and the share capital by CHF 49,222.50, equaling to 0.61% of the share capital and 0.42% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2023.

- On June 15, 2023, following the fourth subscription of Anson Convertible Notes, the Company granted Anson a warrant to acquire up to 1,166,967 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. Subsequent to the Reverse Split, the warrant allowed Anson to acquire up to 23,339 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 250. The warrants expire on June 15, 2026. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 5,776,402.50 and the share capital by CHF 58,347.50, equaling to 0.72% of the share capital and 0.50% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2023.

- On June 29, 2021, WISeKey entered into a Warrant Agreement with L1 pursuant to which WISeKey was required to issue in favor of L1 warrants in a number equal to 25% of the principal amount of each tranche issued by WISeKey under the L1 Facility, divided by the volume-weighted average price of a Class B Share on the SIX Swiss Exchange of the trading day immediately preceding the tranche closing date. The exercise price is the higher of (a) 1.5 times the five-trading day volume-weighted average price of a Class B Shares on the SIX Swiss Stock Exchange immediately preceding the tranche closing date and (b) CHF 5.00. Warrants were granted upon issuance of the relevant tranche as follows.

  - On June 29, 2021, following the first subscription of L1 Convertible Notes, the Company granted L1 a warrant to acquire up to 1,817,077 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. Subsequent to the Reverse Split, the war-rant allowed L1 to acquire up to 36,341 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 250. The warrants expire on June 29, 2024. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 8,994,397.50 and the share capital by CHF 90,852.50, equaling to 1.12% of the share capital and 0.78% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2023.

  - On September 28, 2021, following the second subscription of L1 Convertible Notes, the Company granted L1 a warrant to ac-quire up to 173,267 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. Subsequent to the Reverse Split, the warrant allowed L1 to acquire up to 3,465 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 250. The warrants expire on September 27, 2024. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 857,587.50 and the share capital by CHF 8,662.50, equaling to 0.11% of the share capital and 0.07% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2023.

- On October 20, 2021, following the third subscription of L1 Convertible Notes, the Company granted L1 a warrant to acquire up to 207,726 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. Subsequent to the Reverse Split, the warrant allowed L1 to acquire up to 4,154 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 250. The warrants expire on October 20, 2024. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 1,028,115 and the share capital by CHF 10,385, equaling to 0.13% of the share capital and 0.09% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2023.

- On October 27, 2021, following the fourth subscription of L1 Convertible Notes, the Company granted L1 a warrant to acquire up to 384,261 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. Subsequent to the Reverse Split, the warrant allowed L1 to acquire up to 7,685 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 250. The warrants expire on October 27, 2024. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 1,902,037.50 and the share capital by CHF 19,212.50, equaling to 0.24% of the share capital and 0.16% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2023.

- On November 5, 2021, following the fifth subscription of L1 Convertible Notes, the Company granted L1 a warrant to acquire up to 209,287 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. Subsequent to the Reverse Split, the warrant allowed L1 to acquire up to 4,185 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 250. The warrants expire on November 5, 2024. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 1,035,787.50 and the share capital by CHF 10,462.50, equaling to 0.13% of the share capital and 0.09% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2023.

- On March 7, 2022, following the seventh subscription of L1 Convertible Notes, the Company granted L1 a warrant to acquire up to 457,927 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. Subsequent to the Reverse Split, the warrant allowed L1 to acquire up to 9,158 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 250. The warrants expire on March 7, 2025. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 2,266,605 and the share capital by CHF 22,895, equaling to 0.28% of the share capital and 0.20% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2023.

- On April 14, 2022, following the eighth subscription of L1 Convertible Notes, the Company granted L1 a warrant to acquire up to 280,439 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. Subsequent to the Reverse Split, the warrant allowed L1 to acquire up to 5,608 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 250. The warrants expire on April 14, 2025. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 1,387,980 and the share capital by CHF 14,020, equaling to 0.17% of the share capital and 0.12% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2023.

- On July 12, 2022, following the ninth subscription of L1 Convertible Notes, the Company granted L1 a warrant to acquire up to 987,755 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. Subsequent to Reverse Split, the warrant allowed L1 to acquire up to 19,755 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 250. The warrants expire on July 12, 2025. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the war-rants were exercised in full, the capital contribution reserves would increase by CHF 4,889,362.50 and the share capital by CHF 49,387.50, equaling to 0.61% of the share capital and 0.42% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2023.

- On October 7, 2022, following the tenth subscription of L1 Convertible Notes, the Company granted L1 a warrant to acquire up to 1,216,216 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. Subsequent to the Reverse Split, the warrant allowed L1 to acquire up to 24,324 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 250. The warrants expire on October 7, 2025. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 6,020,190 and the share capital by CHF 60,810, equaling to 0.75% of the share capital and 0.52% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2023.

- On November 16, 2022, following the eleventh subscription of L1 Convertible Notes, the Company granted L1 a warrant to acquire up to 908,746 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. Subsequent to the Reverse Split, the warrant allowed L1 to acquire up to 18,174 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 250. The warrants expire on November 16, 2025. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 4,498,065 and the share capital by CHF 45,435, equaling to 0.56% of the share capital and 0.39% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2023.

- On December 23, 2022, following the twelfth subscription of L1 Convertible Notes, the Company granted L1 a warrant to acquire up to 1,060,626 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. Subsequent to the Reverse Split, the warrant allowed L1 to acquire up to 21,212 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 250. The warrants expire on December 23, 2025. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 5,249,970 and the share capital by CHF 53,030, equaling to 0.66% of the share capital and 0.45% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2023.

- As of December 31, 2023, the Company had 148,303 options outstanding under the ESOP (as defined below), entitling its holders to acquire up to 148,303 Class B Shares (as adjusted after the Reverse Split):

    - 325 options to acquire 325 Class B Shares (subscription ratio: 1:1), corresponding to 81,345 options granted by WISeKey SA to employees of WISeKey SA under the WISeKey SA employee share ownership plan and assumed by the Company with ef-fect as of the Initial Listing, as amended (exercise period: September 26, 2026, exercise ratio: 1:1, exercise price per option: CHF 0.05, vesting: all options have vested). Assuming that all options are exercised, the share capital of the Company would be increased by CHF 812.50 or 0.01% and the total voting rights by 0.01%, based on the share capital of the Company regis-tered with commercial register of the Canton of Zug as of December 31, 2023.

    - The Company has granted 147,014 options to employees and Board members of the WISeKey Group. Each option is exercisable to purchase one Class B Share (subscription ratio: 1:1). 146,750 of these options have vested, whilst the remaining 264 options are unvested. Once vested and subject to specific terms, the options can be exercised at any time during the exercise period. The exercise price is CHF 0.05. If all options were exercised, a total number of 147,014 Class B Shares would be is-sued, thereby causing an increase in share capital by CHF 368,195, equaling to 4.54% of the share capital and 3.14% of voting rights based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2023. The exercise period of these options is detailed below:

    - 221 options, fully vested, with an exercise period of 7 years ending on February 11, 2026;
    - 8,854 options, fully vested, with an exercise period of 7 years ending on September 26, 2026;
    - 999 options, fully vested, with an exercise period of 7 years ending on November 10, 2026;
    - 364 options, fully vested, with an exercise period of 7 years ending on December 23, 2026;
    - 107 options, fully vested, with an exercise period of 7 years ending on April 23, 2027;
    - 165 options, fully vested, with an exercise period of 7 years ending on August 23, 2027;
    - 301 options, fully vested, with an exercise period of 7 years ending on November 16, 2027;
    - 420 options, fully vested, with an exercise period of 7 years ending on December 23, 2027;
    - 210 options, fully vested, with an exercise period of 7 years ending on May 4, 2028;
    - 220 options, fully vested, with an exercise period of 7 years ending on August 9, 2028;
    - 284 options, fully vested, with an exercise period of 7 years ending on October 18, 2028;
    - 34,061 options, fully vested, with an exercise period of 7 years ending on November 24, 2028;
    - 361 options, fully vested, with an exercise period of 7 years ending on December 12, 2028;
    - 132 options, fully vested, with an exercise period of 7 years ending on July 1, 2029;
    - 132 options, vesting on July 1, 2024, with an exercise period of 7 years ending on July 1, 2029;
    - 136 options, vesting on July 1, 2025, with an exercise period of 7 years ending on July 1, 2029;

- 66,078 options, fully vested, with an exercise period of 7 years ending on December 13, 2029;
- 19,034 options, fully vested, with an exercise period of 7 years ending on December 13, 2029; and
- 4,935 options, fully vested, with an exercise period of 7 years ending on May 30, 2030.

- The Company has granted 700 options to persons providing consultancy, advisory and other services to WISeKey in connection with business development activities. Each option is exercisable to purchase one Class B Share (subscription ratio: 1:1). All options are fully vested. Once vested, the options can be exercised at any time during the exercise period. If all options were exercised, a total number of 700 Class B Shares would be issued, thereby causing an increase in share capital by CHF 1,750.00, equaling to 0.02% of the share capital and 0.01% of voting rights based on the share capital of the Company regis-tered with commercial register of the Canton of Zug as of December 31, 2023, and an increase in the capital contribution re-serves by CHF 51,539. The exercise prices, vesting date and exercise period of these options are detailed below:

  - 200 options, fully vested, with an exercise period of 7 years ending on April 08, 2025 and an exercise price of CHF 250;
  - 200 options, fully vested, with an exercise period of 7 years ending on August 20, 2027 and an exercise price of CHF 2.50;
  - 100 options, fully vested, with an exercise period of 3 years ending on October 4, 2024 and an exercise price of CHF 2.50; and
  - 200 options, fully vested, with an exercise period of approximately 1 year ending on January 30, 2024 and an exercise price of CHF 12.695.

  Assuming that all options granted under the ESOP are exercised, the aggregate number of Class B Shares issuable upon exercise of the options amounts to 6.49% of the share capital and 5.01% of the voting rights of the Company registered with the commercial reg-ister of the Canton of Zug on December 31, 2022.

As of December 31, 2023, the Company has an aggregate number of 392,720 outstanding options on Class A Shares granted to employees of the WISeKey Group in 2021, which entitle the respective holders of such options to acquire a total of 392,720 Class A Shares. Each option is exercisable to purchase one Class A Share (subscription ratio: 1:1) at an exercise price of CHF 0.01. All options have vested with an exercise period of 7 years ending on November 24, 2028. If all options were exercised, a total number of 392,720 Class A Shares would be issued, thereby causing an increase in share capital by CHF 98,180, equaling to 1.21% of the share capital and 8.40% of voting rights based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2023.

### 5.2.7.3 Significant Changes after December 31, 2023

None.

## 5.3 BOARD OF DIRECTORS

### 5.3.1 Members of the Board of Directors

The following table sets forth the name, function, committee membership, age as at December 31. 2023, first time election and terms of office of each member of the Board.

| Name | Function | Committee Membership | Age | Initial Election | Term of Office Expires at AGM |
|---|---|---|---|---|---|
| Carlos Moreira | Executive member (CEO) and Chairman of the Board | Strategy Committee | 65 | 2015 | 2024 |
| María Pía Aqueveque Jabbaz | Independent Member of the Board | | 46 | 2022 | 2024 |
| Cristina Dolan | Independent Member of the Board | Audit Committee, Nomination & Compensation Committee | 62 | 2022 | 2024 |
| David Fergusson | Independent Member of the Board | Audit Committee, Nomination & Compensation Committee | 63 | 2017 | 2024 |
| Jean-Philippe Ladisa | Independent Member of the Board | Audit Committee | 60 | 2020 | 2024 |
| Eric Pellaton | Independent Member of the Board | Nomination & Compensation Committee | 64 | 2020 | 2024 |
| Peter Ward | Executive member of the Board (CFO) | Strategy Committee | 71 | 2015 | 2024 |

### Carlos Moreira, Chairman

Carlos Moreira, born in 1958, a Swiss citizen, began his career as a United Nations expert on CyberSecurity and Trust Models, working for the International Labor Organization (ILO), the United Nations (UN), United Nations Conference on Trade and Development (UNCTAD), the World Trade Organization (WTO) and International Trade Centre (ITC), the World Bank, the United Nations Development Programme (UNDP) and the Economic and Social Commission for Asia and the Pacific (ESCAP) from 1983 to 1998. A recognized early-stage pioneer in the field of digital identity, Mr. Moreira was also Adjunct Professor of the Graduate School of Engineering Royal Melbourne Institute of Tech-nology (RMIT) from 1995 to 1999 and Head of the Trade Efficiency Lab at the Graduate School of Engineering at RMIT. In 1999, Carlos Moreira founded the Geneva-based online data security firm WISeKey SA.

Carlos Moreira is a member of the UN Global Compact, member of the World Economic Forum's Global Agenda Council, founding member of the World Economic Forum for Global Growth Companies, World Economic Forum ("WEF") New Champion 2007 to 2016, Vice Chair of the World Economic Forum Global Agenda Council on Illicit Trade 2012/15, member of the Selection Committee for the WEF Growth Companies, founder and board member of Geneva Security Forum SA, member of the New York Forum, founding member of the «Comité de Pilotage Project E-Voting» of the Geneva Government, member of The Blockchain Research Institute, founder of the Blockchain Center of Excellence in 2019, member of Blockchain Advisory Board of the Government of Mexico, and founding member of TrustValley. Mr. Moreira was also a member of the WEF Global Agenda Council on the Future of IT Software & Services in 2014-2016. Mr. Moreira is also a member of the foundation board of the OISTE Foundation.

An entrepreneur and investor in Deeptech, AI, Blockchain, IoT and Cybersecurity, Mr. Moreira was selected as one of the WEF's Trailblazers, Shapers and Innovators. Carlos Moreira was selected by Bilanz among the 100 most important 2016 digital heads in Switzerland, nominated by Bilan.CH among the 300 most influential persons in Switzerland in 2011 and 2013, in the top 100 of Who's Who of the Net Economy, Man of the Year AGEFI 2007, and an award Holder CGI. Mr. Moreira is a Keynote speaker at the UN, WEF, CGI, ITU, Bloomberg, Munich Security Conference, World Policy Conference, Zermatt Summit, Microsoft, IMD, INSEAD, MIT Sloan, HEC, UBS, and CEO Summit. Mr. Moreira is also the co-author of the bestselling book and forthcoming CNBC TV series - "The transHuman Code".

An expert in M&A, Fundraising, IPOs, SIX and NASDAQ listings, he won the M&A Award 2017 Best EU acquisition, and the 2018 Blockchain Davos Award of Excellence by the Global Blockchain Business Council. Carlos Moreira holds a Bachelor of Science in Business Administration from the University of Málaga, Spain.

**María Pía Aqueveque Jabbaz**

María Pía Aqueveque Jabbaz, born in 1977, a Chilean citizen based in Rome, Italy, is the Executive Managing Director of Maqueveq & Co, an advisory firm dedicated to innovation strategy for digital asset projects, since 2018. She has recently been featured as one of the global TOP 100 Women in the Future in Metaverse & Web3.0 and Bloomberg Línea named her as one of the Crypto Leaders in Latin America in 2021.

Ms. Aqueveque served as board member for the pension fund administrator company AFP Uno (Chile) between November 2018 and February 2021 and as board member of Olidata, a listed IoT company in Italy, between May 2019 and May 2021. She has been an advisor to public and private financial organizations on public policy and the regulation and implementation of digital assets and deep technologies.

She has served as a consultant for private banks, multilateral investment banking and governments, including the World Bank, the Presidency of the Republic and the Ministry of Finance of Chile, the Inter-American Development Bank, the Central American Bank for Economic Integration, and many others.

She holds an undergraduate degree in Economic and Administrative Sciences from the Pontifical Catholic University of Chile, a Magister in Public Policy from the University of Chile, a Master in FinTech and Financial Innovation from Three Points & Polytechnic University of Catalo-nia, Spain, and a Diploma in Investments and Financial Markets from the University of Chile. Throughout her career, she has collaborated with research departments of financial and academic organizations such as the Association of Mutual Fund Administrators and INTELIS, Center of the Economics Department of Universidad Chile dedicated to Innovation and Entrepreneurship.

María Pía Aqueveque Jabbaz is a recognized international public speaker and contributing author of the book "21st CENTURY FORESIGHT, understanding mega trends and the new globalization to build futures from Strategic Foresight" ("Prospectiva del siglo XXI: Entender las mega-tendencias y la nueva globalización, para construir futuros desde la Prospectiva Estratégica") published in 2022. Since 2023, she has served as professor of the MBA course "The web 3.0 and metaverse: disruption and prospective in business strategy" of the Pontifical Catholic University of Chile. In 2010 she taught "Industrial Organization" at the Business School of the Adolfo Ibáñez University in Chile. She has also been invited as guest lecturer on Blockchain and Crypto-assets by the University of Bocconi in Italy, the University of San Andrés in Argentina, the EGADE-Monterrey Institute of Technology in México, and the Pontifical Catholic University of Chile among many others.

Ms. Aqueveque is a frequent contributor to major media organizations, and she has led the Chilean chapter of the 30% Club since 2019.

**Cristina Dolan**

Cristina Dolan, born in 1961 in New York City, a United States citizen, is a Cyber Security Executive. She is an award-winning engineer, entrepreneur and author that spend her entire career in variety of executive roles within the technology industry.  Prior to joining RSA in 2021 where she heads up Global Alliances, she advised several cyber security companies including Crayonic and Cytegic (acquired by Mastercard). Recently she co-authored a book, "Transparency in ESG and the Sustainable Economy, Capturing Opportunities through Data" and several articles including the World Economic Forum article 'Cybersecurity should be treated as an ESG Issue' and the Forbes article 'Cybersecurity Is A Global Threat To Democracy, Yet Not Well Understood.'    Honors include being named on lists of most influential and impactful women in technology, and numerous awards for service and entrepreneurialism.

The student coding competition, Dream it. Code it. Win it, which she founded and led from 2014 to 2016, as the Board Chair of the MIT Enterprise Forum of New York, won numerous awards including the MIT Harold E. Lobdell Distinguished Service Award, Trader Magazine Charitable Works Award and four Stevie awards for best organization and leadership. The competition sponsor, Fiverr, celebrated her as a 'Do-er' in their global campaigns. As an advocate of computer science education, her TED talk 'Just Solve It', addresses the value of being an engineer and solutionist to create opportunities and has over 933K views. As a blockchain pioneer since 2014, she founded several companies including Additum, a value-based healthcare company based in Spain, and iXledger which specialized in cyber insurance. The MIT Center for International Studies Starr Forum: Bitcoin and the Global Economy talk she gave in April of 2016, was one of the program's most popular talks. From 2009 to 2016, Cristina held several roles at Tradingscreen, an award winning institutional multi-asset financial trading platform, including product management for content, data, chat and communications products and global head of corporate marketing. In 2000, Cristina was recruited by venture backed Wordstream, as CEO, of the MIT-Harvard spinout focused on multilingual translations utilizing computational linguistics and machine learning, where she commercialized the software. OneMain, a company she co-founded in 1998, was acquired by Earthlink in 2000 after a highly successful IPO that surpassed Amazon's and eBay's Respective IPOs. As OneMain's Geographic Communities Division President and Chief Strategic alliances officer, she launched and built the cornerstone Geographic Communities, which were profitable when launched. Cristina held executive roles at IBM and Oracle leading consultative selling at strategic accounts within the communications and financial verticals. At Hearst and Disney, she led technology and software development for the launch of the first consumer websites, which were built on time and within budget. As an MIT alumna, she served as President of the MIT Club of New York, Chair of the MIT Enterprise Forum, MIT Enterprise Forum Global Board, MIT Selection Committee, MIT Media Lab 30th Anniversary Committee and was invited as a keynote to the MIT Women's Un-Conference March 2018. In addition, she served on the alumnae board at Convent of the Sacred Heard and received the Global Leadership Alumna Award. She earned a Master of Media Arts and Science from the MIT Media Lab, U.S.A., and also holds a Master of Computer Science Engineering and Bachelor of Electrical Engineering from Manhattan College in New York, U.S.A. Cristina is bilingual, fluent in her native language, English, and Span-ish.

**David Fergusson**

David Fergusson, born in 1960, a Canadian citizen, is the Executive Managing Director - M&A, for Generational Equity, the largest volume middle-market M&A investment banking advisory firm in North America. Based in New York, he also heads the company's Technology Practice Group and Cross Border Practice Group. Prior to joining Generational Equity in 2018, he was most recently the CEO and President of The M&A Advisor, where he led global think tank services:

market intelligence publishing, media, event and consulting, for the firm's constitu-ency of over 350,000 finance industry professionals, from their offices in New York and London. As a partner in Paradigm Capital Management, Mr. Fergusson conducted over 25 acquisitions as an investor. A pioneer in cross border mergers and acquisitions between the United States and China, he was recognized with the 2017 M&A Leadership Award and the 2019 Lifetime Achievement Award from the China Mergers & Acquisitions Association and is Co-Chairman of the Global M&A Council of 18 member countries. Mr. Fergusson is a respected speak-er on the subjects of financial services and corporate transformation and social innovation at prominent educational institutions including Cambridge, Columbia, Harvard, MIT and Cornell; a participant in leadership assemblies including the Vatican, World Economic Forum at Davos, World Bank and the International Monetary Fund; and a frequent contributor to major media organizations. He is also the editor of 5 annual editions of the mergers and acquisitions handbook - "The Best Practices of The Best Dealmakers" series with a readership of more than 500,000 in over 60 countries. Mr. Fergusson is also the co-author of the bestselling book "The transHuman Code". Recipient of the 2015 Albert Schweitzer Leadership Award for his work in global youth leadership development, Mr. Fergusson is a Trustee and former President of Hugh O'Brien Youth Leadership (HOBY), the world's largest social leadership foundation for high school students. Mr. Fergusson is a graduate of Kings Edgehill School, Canada, and the University of Guelph in Canada, where he earned a Bachelor of Arts in Political Studies.

**Jean-Philippe Ladisa**

Jean-Philippe Ladisa, born in 1963, a Swiss and Italian citizen, has over thirty years' experience in audit, accounting, financial analysis, corpo-rate/personal taxation, payroll and HR in Switzerland. Mr. Ladisa graduated in audit from ExpertSuisse in Switzerland, and as a chartered accountant from the Autorité de Surveillance des Réviseurs in Switzerland. Jean-Philippe Ladisa started his career managing audit and ac-counting mandates of small and medium-sized Swiss companies in the construction, trade and services sectors with BFB Sociétés Fiduciaires in Switzerland from 1982 to 1993. From 1993, Mr. Ladisa joined Fiduciaire Wuarin & Chatton SA, an audit and accounting firm in Switzerland, first as a director then as a partner and executive board member. Mr. Ladisa serves as an expert in auditing, tax reporting, advisory for natural and legal persons, application of conventions to avoid double taxation and business valuation with the Geneva Court. As part of his duties for Fiduciaire Wuarin & Chatton SA, Mr. Ladisa also holds non-executive directorships in several Swiss firms: Studio Peyo SA since 1998, Tradimmo SA since 2003, Placim SA since 2004, Malou SA since 2007, Gastronomic Events Sàrl since 2011, Palmat SA since 2013, JKM Sàrl since 2015, and JLR Concept Sàrl since 2017.

**Eric Pellaton**

Eric Pellaton, born in 1959, a Swiss and US citizen, graduated as an Electronic/Electro technique Engineer from Ecole Technique Supérieure du Locle, Switzerland. He held different positions from sales, service, management, CEO and Chairman in the field of automation and robotics at Ismeca Group from 1981 to 2000. Ismeca was producing equipment for the Electronic, Medical, Watches and Car Industries all over the world. After Ismeca, Mr. Pellaton invested in several startup companies involved in different fields: in Real Estate Holdings, Sofia Rental (Bulgaria), a company that buys, sells and manages apartments and a luxury hotel, where has been a partner and investor since 2000; in ZeroBoundary Inc (USA), from 2001 until 2018, a company involved in project management and leadership development products and ser-vices, in face-to-face and e-learning delivery formats which he co-founded; in Pelican Packaging (USA), a company involved in die packaging for the semiconductor industry, where he acted as partner and investor from 2002 until 2007; in ACN (Switzerland), a company that develops electronic chips that can transfer internet/video/audio information through the power line, and in Seyonics (Switzerland), a company specialized in Nano liter dispensing system (syringe), where, in both cases, he has been acting as investor and advisor since 2003; in Visage Pro USA, a company involved in skin care products with organic cream ranging from anti-aging to burn issues, where he was a partner and investor between 2005 and 2018; and in Solar Rain Bottled Water Company Inc. (USA), a company involved in salt water and dirty water purification systems for drinking water, where he acts as executive secretary and Chief Financial Officer since 2001 and has been a partner and investor since 2008. Eric Pellaton also owns a patent in RFID technology.

**Peter Ward**

Peter Ward, born in 1952, a UK citizen, is a chartered management accountant with significant international experience in the IT, fast moving consumer goods, retail/distribution, medical equipment, plastics and Biotech industries, having worked at companies such as ITT, General Electric, Iomega from 1996 to 2004, and Isotis from 2005 to 2008, both in field and headquarters position. He has worked in the UK, the Netherlands, Germany, Belgium and Switzerland, where he currently resides. He has worked for many years at the executive staff level in international, multi-cultural environments. He began his tenure with WISeKey SA in 2008 as Finance Director and has been Chief Financial Officer and a Board member since 2012. He has in-depth experience in change management, process improvement, business integration & restructuring as well as extensive knowledge of international tax, statutory and US GAAP reporting and Sarbanes-Oxley requirements. He has a BA (honors) degree in Business Administration from Wolverhampton University, U.K. Peter Ward served as a member of the board of directors of Iomega International SA from 1996 to 2004 and from 2005 to 2008 as a member of the board of directors of Isotis Orthobiologics.

### 5.3.2 Other Activities and Vested Interests

See item *Members of the Board of Directors* above.

### 5.3.3 Permitted Activities

The Articles limit the number of mandates in the supreme governing bodies and the executive management of legal entities that are registered in the Swiss commercial register or a foreign equivalent register outside the Company to ten (10) mandates for members of the Board and five (5) mandates for members of the Executive Management (as defined below). Mandates in companies which are controlled by the Company or which control the Company are not subject to the above limitations, neither those held at the request of the Company or Companies controlled by it, being specified that no member of the Board or the Executive Management may hold more than ten (10) such mandates.

### 5.3.4 Elections and Terms of Office

The Articles provide that the Board consists of a minimum of three and a maximum of 12 directors. The Board currently consists of seven directors.

The General Meeting elects the members of the Board and the chairman of the Board (the "Chairman") individually and for a term of office until the completion of the next annual General Meeting. Re-election is possible. If the office of the Chairman of the Board is vacant, the Board appoints a new Chairman from among its members for a term of office extending until completion of the next annual General Meeting.

Except for the election of the Chairman and the members of the Nomination & Compensation Committee by the General Meeting, the Board constitutes itself. The Board may elect one or several Vice-Chairpersons. The Board further appoints a secretary who need not be a member of the Board. Please see the table provided under item 3.1 above for the time of each Board member's initial election and term of office.

### 5.3.5 Internal Organizational Structure

### 5.3.5.1 Allocation of Tasks Within the Board

Except for the Chairman who is elected by the General Meeting, the Board constitutes itself. The Board may elect one or several Vice-Chairpersons. The Board further appoints a secretary who need not be member of the Board.

The Board is entrusted with the ultimate direction of the Company, the definition of its strategy and the supervision of management. The Board's non-transferable and irrevocable duties further include issuing the necessary directives, determining the organization, organizing the accounting system, the financial controls and the financial planning and appointing, supervising and removing the persons entrusted with the management and representation of the Company.
Furthermore, the Board's duties include the responsibility for the preparation of the management report and the General Meeting, the carrying out of shareholders' resolutions and the notification to the judge in case of over-indebtedness of the Company.

In addition, further duties of the Board are the responsibility for passing resolutions regarding the increase of the share capital, provided that the Board has the authority to do so (art. 651(4) CO), and the attestation of the capital increase, the preparation of the capital increase report and the corresponding amendment to the Articles.

According to the Company's organizational rules, resolutions of the Board are passed by way of a simple majority vote. The Chairman has a casting vote. To validly pass a resolution, more than half of the members of the Board have to attend the meeting. No quorum is required for confirmation resolutions and adaptations of the Articles in connection with capital increases pursuant to articles 634a, 651a, 652g and 653g CO.

In accordance with Swiss law, the Articles and the organizational regulations (the "Organizational Regulations"), the Board has delegated the Company's Executive Management to the chief executive officer of the Company (the "CEO"), who is supported by the other members of the Executive Management. In the Company's current structure, the positions of Chairman and CEO are held by the same person. The Organizational Regulations may be accessed over the weblinks referenced on page 121 of this annual report.

## 5.3.5.2 Board Committees

The Board has established the following committees:

*Strategy Committee*

The Strategy Committee currently consists of two members of the Board: Carlos Moreira (Chairman) and Peter Ward. The Chairman and the other members of the Strategy Committee are appointed by the Board.

The Strategy Committee develops the strategy of the Company and prepares the relevant resolutions of the Board. It advises the Board on all strategic matters, including acquisitions, divestments, joint ventures, restructurings and similar matters. The Strategy Committee continuously reviews the strategic direction of the Company and assesses the impact of changes in the environment of the Company.

*Audit Committee*

The Audit Committee currently consists of three members of the Board: Jean-Philippe Ladisa (Chairman), Cristina Dolan and David Fergusson. All of the Audit Committee's members are non-executive members of the Board and independent. The Chairman and the other members of the Audit Committee are appointed by the Board.

The function of the Audit Committee is to serve as an independent and objective body with oversight of:

- the Company's accounting policies, financial reporting and disclosure controls and procedures;
- the quality, adequacy and scope of external audits;
- the Company's accounting compliance with financial reporting requirements;
- the Executive Management's and the internal audit's approach to internal controls with respect to the production and integrity of the financial statements and disclosure of the financial performance; and
- the performance of the internal audit.

*Nomination & Compensation Committee*

The Nomination & Compensation Committee currently consists of three members of the Board: David Fergusson (Chairman), Cristina Dolan and Eric Pellaton, all of whom are non-executive and independent. The members of the Nomination & Compensation Committee are elected by the General Meeting for a one-year term, commencing on the date of their election at the annual General Meeting and expiring after com-pletion of the subsequent annual General Meeting. The Chairman of the Nomination & Compensation Committee is appointed by the Board.

The Nomination & Compensation Committee establishes, in accordance with the requirements of the Compensation Ordinance and the Articles, the compensation principles for members of the Board and the Executive Management and other members of senior management, including, without limitation, with respect to bonus programs, share purchase plans and option programs. The Nomination & Compensation Committee is also informed of succession plans for members of the Board and the Executive Management and other members of senior management, as well as development programs associated with such succession planning.

### 5.3.5.3 Working Methods of the Board and its Committees

The cooperation and allocation of competencies between the Board and its committees are as described under this item 3.5. The Chairman coordinates, together with the respective committee chairmen, the work of all committees. He may attend the meetings of all committees, subject to a committee resolving otherwise, and with the exception of discussions relating to his own compensation as member of the Execu-tive Management.

Members of senior management or external consultants may be called in on ad-hoc basis to discuss specific issues or topics where the Board feels that specialized input is required. The Company's legal advisors are regularly called upon to ensure compliance of the Board, Executive Management and the Company's operations with all applicable Swiss rules and regulations.

The Board meets as often as the business requires, at least four times a year, but generally on a monthly basis. The Board meetings can be held at the Company's place of incorporation, over the phone, or at such other place as the Chairman may determine from time to time. In 2023, the Board officially met eight times, not taking into account Board conference calls held ad-hoc to discuss or resolve on specific items. The average duration of Board meetings was one hour and eight minutes. Individual attendance to Board meetings was as follows:

| Name | Number of Board meetings attended in 2023 | Out of a total number of Board meeting since election of |
|---|---|---|
| Carlos Moreira | 8 | 8 |
| María Pía Aqueveque Jabbaz | 8 | 8 |
| Cristina Dolan | 8 | 8 |
| David Fergusson | 8 | 8 |
| Jean-Philippe Ladisa | 8 | 8 |
| Eric Pellaton | 8 | 8 |
| Peter Ward | 8 | 8 |

The Audit Committee meets as often as the business requires. In 2023, the Audit Committee formally met five times for an average duration of forty minutes.

The Nomination & Compensation Committee meets as often as the business requires. In 2023, the Nomination & Compensation Committee met twice for an average duration of thirty-five minutes. The compensation for members of the Board for the period between the 2023 annual General Meeting and the 2024 annual General Meeting, as well as the compensation for members of the Executive Management for the financial year 2024 were approved by the Nomination & Compensation Committee, submitted and approved by the Board, then submitted and voted by the general assembly of shareholders that took place on June 22, 2023 during the annual General Meeting. There were no changes to the Board or to the executive management during the remaining of the fiscal year 2023 requiring the Nomination & Compensation Commit-tee to meet to review the compensation voted during the Annual general Meeting.

### 5.3.6 Definition of Areas of Responsibility

The tasks assumed by the Board are described under item 3.5.1 and 3.5.2 above.
The Board has delegated full management of the Company to the CEO and the Executive Management. The CEO and the Executive Management coordinate the operations of the Company in accordance with the Organizational Regulations of the Company.

The Board has not made any specific resolutions by the Executive Management subject to Board's approval (apart from the tasks under art. 716a of the Swiss Code of Obligations). The Board has not reserved the right to make specific decisions.

### 5.3.7 Information and Control Instruments Vis-à-vis the Executive Management

The Board supervises the Executive Management in particular with regard to the Executive Management's performance in meeting agreed goals and objectives, and the compliance with applicable laws, rules and regulations.

Members of the Board have access to all information concerning the business and the affairs of the Company as may be necessary or helpful for them to fulfil their duties as Board members. At Board meetings, any Board member is entitled to request information on any matter relating to the Company regardless of the agenda and the members of the Board or the Executive Management present must provide such information to the best of their knowledge. Outside Board meetings, each Board Member may request information from the Executive Management on the general course of business and, upon approval by the Chairman, each Board member may obtain information on specific transactions and/or access to business documents.

The Executive Management, acting through the CEO, ensures that the Chairman and the Board are kept informed in a timely manner with information in a form and of a quality appropriate to enable the Board to discharge its duties. The Executive Management, through its CEO, regularly reports to the Board at Board Meetings (or outside Board Meetings) in a manner agreed with the Chairman on the current business development and on important business issues, including on all matters falling within the duties and responsibilities of the Board.

Such reports must cover (i) the current business developments including key performance indicators, existing and emerging risks and updates on developments in relevant markets; (ii) quarterly reports on the profit and loss situation, cash flow and balance sheet development, investments, personnel and other pertinent data of the Company; and (iii) information regarding all issues which may affect the supervisory or control function of the Board, including the internal control system.

### 5.3.8 NASDAQ Diversity Rules

On August 6, 2021, the Securities and Exchange Commission (the "SEC") approved new listing standards of the NASDAQ regarding director diversity.

| Board Diversity Matrix as of December 31, 2023 | | | | |
|---|---|---|---|---|
| Country of Principal Executive Offices | Switzerland | | | |
| Foreign Private Issuer | Yes | | | |
| Disclosure Prohibited Under Home Country Law | No | | | |
| Total Number of Directors | 7 | | | |
| Part I: Gender Identity | Female | Male | Non-Binary | Did Not Disclose Gender |
| Directors | 2 | 5 | - | - |
| Part II: Demographic Background | | | | |
| Underrepresented Individual in Home Country Jurisdiction[1] | 7 | | | |
| LGBTQ+ | - | | | |
| Did Not Disclose Demographic Background | - | | | |

[1] As a Swiss company, we have assessed the criterion of underrepresented individuals relying on the data made available by the Swiss Federal Statistical Office (https://www.bfs.admin.ch/bfs/en/home.html). In particular, we have used the distribution of the national languages (https://www.bfs.admin.ch/bfs/en/home/statistics/population/languages-religions/languages.html) to analyze the diversity of our Board in relation to the language representation in Switzerland.

In our current Board, three directors are domiciled in Switzerland, three are domiciled in the United States, and one is domiciled in Italy. The nationalities of our directors include Swiss, American, British, Canadian, Chilean and Italian. In addition, one of our directors self-identifies as Hispanic.

## 5.4 EXECUTIVE MANAGEMENT

### 5.4.1 Members of the Executive Management

The following table sets forth the name, age and principal position of those individuals who currently are part of the Executive Management, followed by a short description of each member's business experience, education and activities:

| Officer | Office | Age as at December 31, 2023 |
|---|---|---|
| Carlos Moreira | Chief Executive Officer (CEO) | 65 |
| Peter Ward | Chief Financial Officer (CFO) | 71 |

In relation to Carlos Moreira's and Peter Ward's biographical information, please refer to the information provided under item *Members of the Board of Directors* above.

### 5.4.2 Other Activities and Vested Interests

See item *Members of the Board of Directors* above.

### 5.4.3 Additional Disclosure of Information Pursuant to art. 12 para. 1 point 1 of the Ordinance against Excessive Compensation (OaEC)

Please refer to the audited Remuneration Report on page 58 of this annual report.

### 5.4.4 Management Contracts

There are no management contracts in place.

In accordance with the Articles and the Organizational Regulations, the Board has delegated the operational management to the CEO and the Executive Management. The CEO and the Executive Management conduct the operational management of the Company under the supervi-sion of the Board and report to the Board on a regular basis in accordance with the Organizational Regulations.

## 5.5 COMPENSATION, SHAREHOLDINGS AND LOANS

The annual General Meeting held on June 22, 2023 approved the maximum amounts of Board and Executive Management compensation for the 2023/2024 Board term and the 2024 financial year, respectively (see "Compensation Approved by the General Meeting" in section 5.1 for further details).

Please refer to the Remuneration Report starting on page 58 of this Annual Report for additional information regarding the compensation of Board members and members of the Executive Management.

### 5.5.1 Content and Method of Determining the Compensation and the Shareholding Programs

*Principles and Elements of Compensation*

The Company assumed the WISeKey Share Ownership Plan from WISeKey SA, the Company's predecessor prior the Initial Listing, as amended by the Company from time to time (the «ESOP»). The ESOP authorizes the Board to grant, at its discretion, options for the purchase of Class B Shares to employees, directors, officers and persons providing advisory services to the Company. The terms of options granted under the WISeKey Share Ownership Plan are determined on an individual basis, but generally vest over a period of three years. Further, holders of options granted under the WISeKey Share Ownership Plan may generally exercise their rights under vested options at any time until the seventh anniversary of the option grant date. If options are not exercised within the exercise period, they are forfeited. In the event of a change of control (as defined in the WISeKey Share Ownership Plan; see item 7.2 below), all options vest immediately. If an employment agreement is terminated with a cause by the Company, or if an option holder breaches any material obligation, all options held by such option holder (whether vested or not) are forfeited.

Although the definitive compensation policy of the Company continues to be subject to review by the Company's Nomination & Compensation Committee, the Company currently believes the Company's compensation plans will continue to be based on the following key principles:

- Coherence in remuneration against the tasks, workload and level of responsibility assumed;
- Adequacy of remuneration in general depending on the course of business, changes of the market in which the Company operates and the compensation the Company's peers pay;
- Enhancement of the Company's long-term interests by maintaining compensation plans designed to align the interest of key staff with long-term shareholder interest; and
- Link of long-term incentive compensation to both relative and absolute performance metrics.

For non-executive Board members, the Company is and will be using a combination of cash and equity compensation to attract and retain qualified candidates to serve on the Board. The Board believes that any compensation method should have a significant compensation component in the form of equity in order to more closely align director compensation with shareholders' interests. Executive Board members will not receive any compensation for their Board service.

Compensation for the members of the Executive Management, including the executive directors, will in particular contain the following elements:

- The overall annual remuneration of the members of the Executive Management will include a fixed base salary and variable remuner-ation, which will consist of a bonus and long-term incentive compensation. The methodology determining the variable compensation will be designed to encourage the members of the Executive Management to achieve pre-established performance goals, both short-term and long-term.
- The bonus will be paid in cash, in Class B Shares or options or other instruments entitling its holder to acquire Class B Shares.
- Long-term incentive compensation is expected to be awarded in Class B or Class A Shares, or share units so as to provide a direct correlation of realized pay to shareholder value.

*Procedure for Determining Compensation*

The Nomination & Compensation Committee is responsible for determining the compensation policy and the compensation plans of the Company and submits such policies and plans to the Board for approval. Subject to the Board's and the General Meeting's approval, the Nomination & Compensation Committee sets the compensation of each Board member and each member of the Executive Management. Such compensation must be within the total fixed amount of compensation for Board Members and members of Executive Management, respectively, approved by the General Meeting (see under "Compensation Approved by the General Meeting" under this item 5.1 for further details).

The Nomination & Compensation Committee also reviews the annual compensation report and submits it to the Board for approval.

*Compensation Approved by the General Meeting*

The Company's shareholders approved the Board compensation for the 2023/2024 Board term and the Executive Management compensation for financial year 2024 at the annual General Meeting held on June 22, 2023. The maximum amount of the Board's compensation for the 2023/2024 Board term is CHF 2 million. The maximum amount of compensation for the Executive Management for financial year 2024 is CHF 6 million.

## 5.5.2 Rules Related to Compensation in the Articles

### 5.5.2.1 Principles Applicable to Compensation

*Non-Executive Members of the Board*

The compensation of the non-executive members of the Board of Directors consists of a fixed base compensation and may consist of further compensation elements, including equity components.

*Executive Members of the Board and Executive Management*

The compensation of the executive members of the Board and of the members of the Executive Management consists of fixed and variable compensation elements. Variable compensation shall take into account the achievement of specific performance targets.

The performance targets may include individual targets, targets of the Company or parts thereof or targets in relation to the market, other companies or comparable benchmarks, taking into account position and level of responsibility of the recipient. The Board or, to the extent delegated to it, the Nomination & Compensation Committee, shall determine the relative weight of the performance targets and the respective target values.

Compensation may be paid in the form of cash, Class B Shares, or in the form of other types of benefits; for the executive members of the Board and the members of the Executive Management, compensation may in addition be granted in the form of options or comparable instru-ments or units. The Board and, to the extent delegated to it, the Nomination & Compensation Committee, shall determine grant, vesting, exercise, restriction and forfeiture conditions and periods. In particular, they may provide for continuation, acceleration or removal of vesting, exercise, restriction and forfeiture conditions and periods, for payment or grant of compensation based upon assumed target achievement, or for forfeiture, in each case in the event of pre-determined events such as a change-of-control or termination of an employment or mandate agreement. The Company may procure the required shares or other securities through purchases in the market or by using conditional share capital.

### 5.5.2.2 Loans, Credit Facilities and Post-Employment Benefits for Members of the Board of Directors and Executive Committee.

Under the current Articles, the Company or companies controlled by it may grant loans to members of the Board of Directors or the Executive Management, provided they are granted at arm's length terms.

As at December 31, 2023, the Company had no loan outstanding to members of the Board of Directors.

Under the Articles, the Company or companies controlled by it may grant members of the Executive Management post-retirement benefits beyond occupational pension, provided, however, that such pension benefits may not exceed 50% of the base salary in the financial year immediately preceding the retirement.

### 5.5.2.3 Vote on Pay at the General Meeting of Shareholders

The Articles provide that the General Meeting must each year vote separately on the proposals by the Board regarding the maximum aggregate amounts of:

- the total compensation of the Board for the next term of office; and
- the total compensation of the Executive Management for the period of the next financial year.

If the General Meeting does not approve a proposal of the Board, the Board determines the maximum aggregate amount or maximum partial amounts taking into account all relevant factors and submits such amounts for approval to the same General Meeting, to an extraordinary General Meeting or to the next annual General Meeting for retrospective approval.

## 5.6 SHAREHOLDERS' PARTICIPATION RIGHTS

### 5.6.1 Voting Rights Restrictions and Representation

Each Share of the Company carries one vote at a General Meeting of shareholders. Accordingly, each Class A Share and each Class B Share entitle to one vote, irrespective of their different par value. Relative to the investment required to acquire a Class A Share, holders of Class A Shares benefit from a voting privilege, as one Class A Share grants its holder the same voting right as the higher par value Class B Shares. Pursuant to the CO, the voting privilege of Class A Shares does not apply to the following matters to be resolved upon at the Company's General Meeting of shareholders:

- the election of the Company's auditor;
- the appointment of an expert to audit the Company's business management or parts thereof;
- any resolution regarding the instigation of a special investigation; and
- any resolution regarding the initiation of a liability action.

Voting rights may be exercised by shareholders registered in the Company's share register or by a duly appointed proxy of a registered share-holder or nominee, which proxy need not be a shareholder of the Company up to a specific qualifying day designated by the Board.

Shareholders may also instruct the independent voting rights representative with the exercise of their voting rights. The annual General Meeting shall elect the independent voting rights representative for a term of office until completion of the next annual General Meeting. Re-election is possible. If the Company does not have an independent voting rights representative, the Board shall appoint the independent voting rights representative for the next General Meeting.

Acquirers of Shares of the Company must be entered into the share register as shareholders with the right to vote, provided that such acquirers expressly declare that they have acquired the Shares of the Company in their own name and for their own account.

The Articles do not limit the number of Shares of the Company that may be voted by a single shareholder. Holders of treasury shares of the Company, whether the holder is the Company or one of its majority-owned subsidiaries, will not be entitled to vote at General Meetings of the shareholders. The acting chairman may direct that elections be held by use of an electronic voting system. Electronic resolutions and elections are considered equal to resolutions and elections taken by way of a written ballot.

**5.6.2 Supermajority Requirements**

Pursuant to the Articles, the shareholders generally pass resolutions by the affirmative vote of a majority of the votes represented at the General Meeting, unless otherwise provided by law or the Articles.

The CO and the Articles require the affirmative vote of at least two-thirds of the voting rights and an absolute majority of the par value of the Shares, each as represented (in person or by proxy) at a General Meeting to approve the following matters:

- the amendment to or the modification of the purpose of the Company;
- the consolidation of shares;
- a share capital increase through the conversion of freely available equity, a contribution in kind and the grant of special privileges;
- the limitation on or withdrawal of shareholders' pre-emptive rights;
- the creation of or the amendment to a conditional capital or of a capital band;
- the restriction on the transferability of shares or cancellation of such a restriction;
- the creation or cancellation of shares with privileged voting rights;
- a change of the currency in which the share capital is denominated;
- the introduction of a casting vote for the Chairman at the general meeting;
- the introduction of a provision in the Articles allowing general meetings to be held abroad;
- the delisting of the Company's equity securities;
- a change in the registered office of the Company;
- the introduction of an arbitration provision in the Articles; and
- the dissolution of the Company.

**5.6.3 Convocation of the General Meeting**

**5.6.3.1 Notice**

The Board generally convenes a General Meeting of shareholders. Under Swiss law, the convocation notice is published in the Swiss Official Gazette of Commerce and must be sent to each registered shareholder at the address recorded in the share register at least 20 days prior to the meeting.

**5.6.3.2 Extraordinary General Meetings**

An extraordinary General Meeting may be called upon the resolution of the Board or, under certain circumstances, by the auditor. In addition, the Board is required to convene an extraordinary General Meeting if so requested by shareholders holding an aggregate of at least 5% of the share capital or voting rights, specifying the items for the agenda and their proposals and including evidence of the required shareholdings recorded in the share register, or if it appears from the annual standalone statutory balance sheet that half of the Company's share capital and legal reserves are not covered by the Company's assets. In the latter case, the Board must immediately convene an extraordinary General Meeting and propose financial restructuring measures.

### 5.6.4 Inclusion of Items on the Agenda

Shareholders who, alone or together, represent at least 0.5% of the share capital or voting rights have the right to request that a specific proposal be put on the agenda for the next General Meeting of shareholders, setting forth the item and proposal. In accordance with the Articles, a request to put an item on the agenda has to be made at least 45 calendar days prior to the meeting.

### 5.6.5 Entries in the Share Register

Registration in the Company's share register maintained by the Company's registrar, Computershare Switzerland Ltd., occurs upon request and is subject to the condition that the acquiring shareholders expressly declare that they have acquired the registered Shares in their name and for their account. Individual persons who do not declare to have acquired the Shares in their name and for their account may be registered as nominees with voting rights.

After hearing the registered shareholder or nominee, the registration in the share register may be cancelled with retroactive effect as of the date of registration if such registration was made based on false or misleading information. The relevant shareholder or nominee shall be promptly informed of the cancellation.

Only those shareholders (including nominees) who are registered in the share register on the record date have the right to vote at General Meetings. The Company generally expects to set the record date for each General Meeting to be a date not more than 20 calendar days prior to the date of the relevant General Meeting and announce the date of the General Meeting prior to the record date.

### 5.6.6 Significant Changes after December 31, 2023

None.

## 5.7 CHANGE OF CONTROL AND DEFENCE MEASURES

### 5.7.1 Duty to Make an Offer

Pursuant to the applicable provisions of the FMIA, any person that acquires shares of a listed Swiss company, whether directly or indirectly or acting in concert with third parties, which shares, when taken together with any other shares of such company held by such person (or such third parties), exceed the threshold of 331/3% of the voting rights of such company, must make a takeover bid to acquire all the other listed shares of such company. A company's articles of association may either eliminate the mandatory takeover obligation under the FMIA or may raise the relevant threshold to 49% («opting-out» or «opting-up», respectively).

The Articles contain an opting-out provision. Therefore, a potential acquirer or Company of acquirers exceeding the threshold of 331/3% of the voting rights of the Company will not be required to make a takeover bid to acquire all the other Class B Shares.

### 5.7.2 Clauses on Changes of Control

The Company is not aware of any agreements containing change of control clauses other than the memorandum and articles of association of SEALSQ, as detailed below. The WISeKey Share Ownership Plan, as mentioned in item 5.1 above, stipulated, with respect to its predecessor WISeKey SA, i.e., the holding company prior to the Company's listing, that all options granted to employees, members of the Board or the Executive Management shall vest upon an initial public offer, a mandatory public tender offer, or the acquisition by any person or entity, alone or jointly, of more than 50% of the shares or voting rights of the Company.

The memorandum and articles of association of SEALSQ provide that, in the event of a change of control (being the acquisition by any person or entity, alone or jointly, of more than 50% of the voting rights of any holder of SEALSQ Class F Shares (a «Class F Shareholder») which is a corporate entity), the SEALSQ Class F Shares owned by such Class F Shareholder will be subject to a mandatory redemption by SEALSQ in exchange for the issuance of new SEALSQ Ordinary Shares at a ratio of five (5) SEALSQ Ordinary Shares for each one (1) SEALSQ Class F Share redeemed. A change in the control of the Company would trigger this provision as it is currently the only corporate entity holding SEALSQ Class F Shares. Each SEALSQ Ordinary Share has one vote per share as against each other SEALSQ Ordinary Share but, as a class, the SEALSQ Ordinary Shares retain 50.01% of the SEALSQ's voting power. Each SEALSQ Class F Share has a number of votes per share that causes the total votes of all SEALSQ Class F Shares as a class to equal 49.99% of the voting power of all SEALSQ Shares. As a result, upon completion of a mandatory redemption, the remaining Class F Shareholders, who are members of SEALSQ's board of directors and senior management, would hold SEALSQ Shares representing 49.99% of the Company's voting power. The mandatory redemption of SEALSQ Class F Shares in exchange for new SEALSQ Ordinary Shares would result in a dilution of the per share voting power of the hold-ers of the SEALSQ Ordinary Shares.

## 5.8 AUDITORS

### 5.8.1 Duration of the Mandate and Term of Office of the Lead Auditor

Under the Company's Articles, the shareholders elect the Company's independent statutory auditor each year at the annual General Meeting. Re-election is permitted.

The Company's auditor is BDO SA (BDO), Route de Meyrin 123, 1219 Châtelaine, Switzerland. BDO has been the auditor since the Company's incorporation on December 02, 2015, and has been re-elected at the ordinary General Meetings on May 31, 2017, May 25, 2018, May 21, 2019, May 15, 2020, May 25, 2021, June 24, 2022 and June 22, 2023. Since June 1, 2022, the responsible lead audit partner is Mr. Philipp Kegele. In accordance with article 730a para. 2 CO, the rotation frequency of the responsible lead audit partner is seven years. As a result of Mr. Kegele's role as the engagement manager signing on the audit of the Company since the financial year ended Decem-ber 31, 2018, Mr. Kegele will be required to rotate after the 2024 audit.

## 5.8.2 Auditing Fees

The auditing fees (net of VAT) invoiced to the Company by BDO in fiscal year 2023 amount to CHF 621,001.

## 5.8.3 Additional Fees

In fiscal year 2023, there were no additional fees invoiced by BDO.

## 5.8.4 Information Instruments Pertaining to the External Audit

The supervision of the external audit is to be exercised by the Audit Committee and by the full Board of Directors (see also the duties and functions as described under item 3.5 above). For the December 31, 2023 audit, the supervision of the external audit has been exercised primarily by the Audit Committee.

BDO provides the Audit Committee with a report before each meeting of the Audit Committee regarding the execution and results of its work for WISeKey, proposals to correct or improve identified problems and the implementation of decisions made by the Audit Committee. For future reporting periods, it is planned to include the auditor's representatives to take part in meetings of the Audit Committee as external partic-ipants.

In 2023, the Audit Committee and BDO met five times.

## 5.9 INFORMATION POLICY

The Company releases its annual financial results in the form of a business report. Under Swiss law, the convocation notice is published in the Swiss Official Gazette of Commerce. WISeKey's business report is published in electronic form within four months of the December 31 balance sheet date, the first time for financial year 2015. In addition, results for the first half of each financial year are released in electronic form within three months of the June 30 balance sheet date. The Company's annual report and half-year results will be announced via press releases and media and investor conferences in person or via telephone.

WISeKey's annual and interim reports are available at https://www.wisekey.com/investors/reports/.

The Company's agenda is available at https://www.wisekey.com/investors_corporate-calendar/.

As from the listing, copies of all information and documents pertaining to press releases, media conferences, investor updates and presentations at analyst and investor presentation conferences can be downloaded from the Company's website at www.wisekey.com/investors or obtained from the Company upon request at Investor Relations (telephone number: +41 22 594 3000, email: info@ wisekey.com).

Additional information on WISeKey is available on the Company's website: https://www.wisekey. com/.

Weblinks regarding the SIX Swiss Exchange push and pull system concerning ad-hoc publicity issues are:

| | |
|---|---|
| Investor relations contact: | https://www.wisekey.com/investors/contact/ |
| Press releases: | https://www.wisekey.com/investors_press-release/ |
| Current Articles of Association: | https://www.wisekey.com/investors/corporate-governance/organisation/ |
| Organizational Regulations: | https://www.wisekey.com/investors/corporate-governance/organisation/ |

## 5.10 QUIET PERIODS

For members of the Board, members of the Executive Management and employees directly reporting to them, including their respective staff, trading or performing other transactions in any securities of the Company, including, but not limited to, option or conversion rights or any other financial instruments whose price is dependent to a degree of more than 33 1/3% on the shares of the Company (collectively the "Relevant Securities") is prohibited from trading or otherwise dealing in any Relevant Securities during the following regular Restricted Periods, regard-less of whether such member is in possession of insider information or not:

a.  the period starting 20 SIX Swiss Exchange trading days prior to the end of any half yearly reporting period of the Company and ending one (1) full trading day following the respective public release (semi-annual results);

b.  the period starting 30 SIX Swiss Exchange trading days prior to the end of any yearly reporting period of the Company and ending one (1) full trading day following the respective public release (annual results);

c.  the period starting 10 SIX Swiss Exchange trading days before any public earnings release of the Company and ending one (1) full trading day following the public release; and

d.  the period starting 30 SIX Swiss Exchange trading days prior to the first public release of an offering memorandum for an issue of Relevant Securities and ending one (1) full trading day following the public release.

Members of the Board and the Executive Management and employees directly reporting to them may only make transactions in Relevant Securities if they obtained clearance in advance from another pre-defined member of the Board or Executive Management.

# 6. FINANCIAL REPORT

# WISeKey International Holding Ltd

# Consolidated Financial Statements

## As at December 31, 2023

The page numbers below refer only to the F pages of the annual report.

# Contents



Phone  +41 22 322 24 24
www.bdo.ch
geneve@bdo.ch

BDO Ltd
Rte de Meyrin 123
P.O. Box 150
1215 Geneva 15

1. **Report of the Independent Registered Public Accounting Firm (BDO AG; Zurich, Switzerland; PCAOB ID# 5988)**

BDO Ltd, a limited company under Swiss law, incorporated in Zurich, forms part of the international BDO Network of independent member firms.



| | |
|---|---|
| Phone    +41 22 322 24 24 | BDO Ltd |
| www.bdo.ch | Rte. De Meyrin 123 |
| geneve@bdo.ch | P.O. Box 150 |
| | 1215 Geneva 15 |

To the general meeting of

## WISeKey International Holding Ltd
General-Guisan-Strasse 6
6300 Zug

# Report on the Audit of the Consolidated Financial Statements 2023

(for the period from 01.01.2023 to 31.12.2023)

15 May 2024

**BDO**

Phone     +41 22 322 24 24
www.bdo.ch
geneve@bdo.ch

BDO Ltd
Rte. De Meyrin 123
P.O. Box 150
1215 Geneva 15

STATUTORY AUDITOR'S REPORT

To the general meeting of WISeKey International Holding Ltd, Zug

**Report on the Audit of the Consolidated Financial Statements**

Opinion

We have audited the consolidated financial statements of WISeKey International Holding Ltd and its subsidiaries (the Group), which comprise the Consolidated Balance Sheets as at December 31, 2023 and 31 December 2022 and the related Statements of Comprehensive Income / Loss, Consolidated Statements of Changes in Shareholders' Equity and Consolidated Statement of Cash Flows for each of the three years in the period ended 31 December 2023, and Notes to the Consolidated Financial Statements, including a summary of significant accounting policies.

In our opinion the Consolidated Financial Statements (pages F-9 to F-56) present fairly, in all material respects, the consolidated financial position of the Group as at 31 December 2023 and 31 December 2022 and its consolidated financial performance and its consolidated cash flows for each of the three years then ended in accordance with U.S. generally accepted accounting principles (US GAAP) and comply with Swiss law.

Basis for Opinion

We conducted our audit in accordance with Swiss law, the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor's Responsibilities for the Audit of the Consolidated Financial Statements" section of our report. We are independent of the Group in accordance with the provisions of Swiss law and U.S. federal securities laws as well as the applicable rules and regulations of the Swiss audit profession, the U.S. Securities and Exchange Commission and the PCAOB, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

BDO Ltd, a limited company under Swiss law, incorporated in Zurich, forms part of the international BDO Network of independent member firms.

**BDO**

Phone       +41 22 322 24 24
www.bdo.ch
geneve@bdo.ch

BDO Ltd
Rte. De Meyrin 123
P.O. Box 150
1215 Geneva 15

| Key Audit Matter | How the Key Audit Matter was addressed in the audit |
|---|---|

### Revenue Recognition ASC 606

The Group generates revenues from the sale of semiconductor secure chips, digital certificates, Software as a Service (SaaS), Software license, post contract customer support (PCS), implementation and integration of multiple element cybersecurity solutions.

We considered revenue recognition to be a key audit matter because revenue recognition is complex and has a significant impact on the consolidated financial statements including disclosures.

We refer to Note 4 and Note 27 to the consolidated financial statements for the Group's disclosure on the nature of its major revenue sources and method for accounting.

We evaluated the related accounting policy adopted by the Group for compliance with US GAAP.

We walked through and evaluated the Group's process and controls over the different steps from contract identification to revenue recognition.

We challenged management's assessment over the identification of the contract, classifying the performance obligation, determining the transaction price, allocating the transaction price to the performance obligations, the timing and the amount of revenue recognition.

We tested a sample of revenue contracts for compliance with ASC 606.

We assessed the appropriateness of the related disclosures in Note 4 and Note 27.

Phone +41 22 322 24 24
www.bdo.ch
geneve@bdo.ch

BDO Ltd
Rte. De Meyrin 123
P.O. Box 150
1215 Geneva 15

| Key Audit Matter | How the Key Audit Matter was addressed in the audit |
|---|---|
| **Goodwill - Impairment Considerations** | |
| The Group carries goodwill of total USD 8.3M on the consolidated balance sheet.<br><br>ASC 350 requires the Group to assess whether the fair value of the respective reporting unit is less than its carrying amount.<br><br>The Group selected to bypass the qualitative assessment and proceeded directly to the quantitative assessment of the relating reporting unit Internet of Things (mainly consisting of Semiconductor) by calculating the fair value based on the income approach using discounted expected future cash flows.<br><br>Due to the significant impact of goodwill on the consolidated financial statements and due to the significant estimates of management involved we consider this area to be a key audit matter.<br><br>We refer to Note 16 to the consolidated financial statements for additional disclosure of the Group's goodwill. | We evaluated the appropriateness of the Group's identification of the reporting units and the allocation of the net assets to the reporting units.<br><br>We inspected Group's assessment on impairment consideration for appropriateness.<br><br>We evaluated the budgeting approach.<br><br>We challenged management's analysis around the key drivers of cash flow projections.<br><br>We assessed key assumptions used, e.g. WACC and considered sensitivity of key assumptions.<br><br>With the support of our internal expert, we tested the accuracy and appropriateness of the model.<br><br>We assessed the appropriateness and completeness of the related disclosures in Note 16. |

Phone +41 22 322 24 24
www.bdo.ch
geneve@bdo.ch

BDO Ltd
Rte. De Meyrin 123
P.O. Box 150
1215 Geneva 15

| Key Audit Matter | How the Key Audit Matter was addressed in the audit |
|---|---|
| **Valuation Deferred Income Tax Asset** | |
| On the face of the balance sheet the Group presents Deferred Income Tax Assets amounting to USD 3.1M.<br><br>Deferred taxes are calculated on the temporary differences that arise between the tax base of an asset or liability and its carrying value in the balance sheet prepared for consolidation purposes.<br><br>Deferred tax assets on tax loss carry-forwards are only recognized to the extent that it is “more likely than not” that future profits will be available and the tax loss carry-forward can be utilized.<br><br>Pursuant to ASC 740 a valuation allowance must be established for deferred tax assets when it is more likely than not that they will not be realized.<br><br>The Deferred Tax Asset is material to the financial statements, management used significant estimates and it required a high amount of auditor attention. Therefore, we consider this area to be a key audit matter.<br><br>Note 32 provides additional information on the Deferred Income Tax Asset. | We assessed the appropriateness and accuracy of the Group's identification and support of the deferred tax assets for both, temporary differences and tax loss carry forwards.<br><br>We confirmed the accuracy of the Group's calculation of the deferred tax assets.<br><br>We agreed our independent calculation of the deferred tax assets to the calculation prepared by the client.<br><br>We challenged management's assessment performing an independent three-year cumulative result test.<br><br>We tested the estimation for the need for an amount of valuation allowance for deferred tax assets verifying negative and positive evidence available supporting the availability of future taxable profits.<br><br>We evaluated the budgeting approach.<br><br>We challenged management’s analysis around the key drivers of cash flow projections.<br><br>We assessed the appropriateness and completeness of the related disclosures in Note 32. |

## Other Information

The board of directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements, the financial statements, the compensation report and our auditor’s reports thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements, or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information,we are required to report that fact. We have nothing to report in this regard.

## Responsibilities of the Board of Directors for the Financial Statements

The board of directors is responsible for the preparation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles and the provisions of Swiss law, and for such internal control as the board of directors determines is necessary to enable the preparation

| Phone +41 22 322 24 24 | BDO Ltd |
| www.bdo.ch | Rte. De Meyrin 123 |
| geneve@bdo.ch | P.O. Box 150 |
| | 1215 Geneva 15 |

of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the board of directors is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the board of directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law, the standards of the PCAOB and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

A further description of the auditor's responsibilities for the audit of the consolidated financial statements is located at EXPERTsuisse's website at: https://www.expertsuisse.ch/en/audit-report-for-ordinary-audits. This description forms part of our auditor's report.

**Report on Other Legal and Regulatory Requirements**

We are a public accounting firm registered with the Swiss Federal Audit Oversight Authority (FAOA) and the PCAOB and we confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA). We are independent with respect to the Group in accordance with Swiss law and U.S. federal securities laws as well as the applicable rules and regulations of the Swiss audit profession, the U.S. Securities and Exchange Commission and the PCAOB, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

In accordance with Art. 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of consolidated financial statements according to the instructions of the board of directors.

We recommend that the consolidated financial statements submitted to you be approved.


Geneva, 15 May 2024


BDO Ltd


Philipp Kegele                                      ppa. Sascha Gasser

Auditor in Charge
Licensed Audit Expert                               Licensed Audit Expert

## 2. Consolidated Statements of Comprehensive Income/(Loss)

| USD'000, except earnings per share | 12 months ended December 31, | | | Note ref. |
|---|---|---|---|---|
| | **2023** | **2022** | **2021** | |
| Net sales | 30,918 | 23,814 | 17,646 | 27 |
| Cost of sales | (15,754) | (13,588) | (9,893) | |
| Depreciation of production assets | (420) | (132) | (301) | |
| **Gross profit** | **14,744** | **10,094** | **7,452** | |
| | | | | |
| Other operating income | 167 | 2,073 | 183 | 28 |
| Research & development expenses | (4,398) | (3,862) | (5,618) | |
| Selling & marketing expenses | (6,523) | (7,275) | (9,111) | |
| General & administrative expenses | (17,290) | (11,466) | (14,066) | |
| **Total operating expenses** | **(28,044)** | **(20,530)** | **(28,612)** | |
| **Operating loss** | **(13,300)** | **(10,436)** | **(21,160)** | |
| | | | | |
| Non-operating income | 2,374 | 3,937 | 2,509 | 30 |
| Debt conversion expense | (562) | (827) | (325) | 22 |
| Interest and amortization of debt discount | (624) | (168) | (1,057) | 22 |
| Non-operating expenses | (3,107) | (5,551) | (3,426) | 31 |
| **Loss before income tax expense** | **(15,219)** | **(13,045)** | **(23,459)** | |
| | | | | |
| Income tax income / (expense) | (230) | 3,238 | (13) | 32 |
| **Loss from continuing operations, net** | **(15,449)** | **(9,807)** | **(23,472)** | |
| | | | | |
| **Discontinued operations:** | | | | |
| Net sales from discontinued operations | - | 1,805 | 4,612 | |
| Cost of sales from discontinued operations | - | (978) | (2,976) | |
| Total operating and non-operating expenses from discontinued operations | - | (5,274) | (2,364) | |
| Income tax recovery from discontinued operations | - | 25 | 106 | |
| Loss on disposal of a business, net of tax on disposal | - | (15,026) | - | |
| **Income / (loss) on discontinued operations** | **-** | **(19,448)** | **(622)** | |
| | | | | |
| **Net income / (loss)** | **(15,449)** | **(29,255)** | **(24,094)** | |
| | | | | |
| Net income / (loss) attributable to noncontrolling interests | (89) | (1,780) | (3,754) | |
| **Net income / (loss) attributable to WISeKey International Holding Ltd** | **(15,360)** | **(27,475)** | **(20,340)** | |
| | | | | |
| **Earnings per Class A Share (USD)** | | | | 34 |
| **Earnings per Class A Share from continuing operations** | | | | |
| Basic | (0.50) | (0.44) | (1.64) | |
| Diluted | (0.50) | (0.44) | (1.64) | |
| **Earnings per Class A Share from discontinued operations** | | | | |
| Basic | - | (0.87) | (0.04) | |
| Diluted | - | (0.87) | (0.04) | |
| | | | | |
| **Earning per Class A Share attributable to WISeKey International Holding Ltd** | | | | |
| Basic | (0.51) | (1.22) | (1.42) | |
| Diluted | (0.51) | (1.22) | (1.42) | |

| USD'000 | 12 months ended December 31, | | | Note ref. |
|---|---|---|---|---|
| | 2023 | 2022 | 2021 | |
| **Earnings per Class B Share (USD)** | | | | *34* |
| **Earnings per Class B Share from continuing operations** | | | | |
| Basic | (5.01) | (4.36) | (16.38) | |
| Diluted | (5.01) | (4.36) | (16.38) | |
| **Earnings per Class B Share from discontinued operations** | | | | |
| Basic | - | (8.65) | (0.44) | |
| Diluted | - | (8.65) | (0.44) | |
| | | | | |
| **Earning per Class B Share attributable to WISeKey International Holding Ltd** | | | | |
| Basic | (5.06) | (12.22) | (14.20) | |
| Diluted | (5.06) | (12.22) | (14.20) | |
| | | | | |
| | | | | |
| **Other comprehensive income / (loss), net of tax:** | | | | |
| Foreign currency translation adjustments | (842) | (1,434) | (1,534) | |
| Change in unrealized gains related to available-for-sale debt securities | - | - | 1,965 | |
| Reclassifications out of the OCI arising during period | - | 1,156 | - | |
| Defined benefit pension plans: | | | | *23* |
| Net gain (loss) arising during period | (1,151) | 2,934 | 1,572 | |
| Reclassification adjustments | - | - | (7,350) | |
| **Other comprehensive income / (loss)** | **(1,993)** | **2,656** | **(5,347)** | |
| **Comprehensive income / (loss)** | **(17,442)** | **(26,599)** | **(29,441)** | |
| | | | | |
| Other comprehensive income / (loss) attributable to noncontrolling interests | (99) | (964) | 187 | |
| **Other comprehensive income / (loss) attributable to WISeKey International Holding Ltd** | **(1,894)** | **3,620** | **(5,534)** | |
| | | | | |
| Comprehensive income / (loss) attributable to noncontrolling interests | (188) | (2,744) | (3,567) | |
| **Comprehensive income / (loss) attributable to WISeKey International Holding Ltd** | **(17,254)** | **(23,855)** | **(25,874)** | |

The accompanying notes are an integral part of these consolidated financial statements.

## 3. Consolidated Balance Sheets

| USD'000 | As at December 31, 2023 | As at December 31, 2022 | Note ref. |
|---|---|---|---|
| **ASSETS** | | | |
| **Current assets** | | | |
| Cash and cash equivalents | 15,311 | 20,706 | 7 |
| Restricted cash, current | - | 108 | |
| Accounts receivable, net of allowance for credit losses | 5,471 | 2,573 | 8 |
| Notes receivable, current | 63 | 67 | 9 |
| Inventories | 5,230 | 7,510 | 10 |
| Prepaid expenses | 1,290 | 831 | |
| Government assistance | 1,718 | 692 | 11 |
| Other current assets | 1,008 | 1,380 | 12 |
| **Total current assets** | **30,091** | **33,867** | |
| | | | |
| **Noncurrent assets** | | | |
| Notes receivable from related parties, noncurrent | - | 64 | |
| Deferred income tax assets | 3,077 | 3,295 | 32 |
| Deferred tax credits | 15 | 2 | |
| Property, plant and equipment net of accumulated depreciation | 3,392 | 842 | 13 |
| Intangible assets, net of accumulated amortization | 96 | 98 | 14 |
| Operating lease right-of-use assets | 2,052 | 2,289 | 15 |
| Goodwill | 8,317 | 8,317 | 16 |
| Equity securities, at cost | 486 | 472 | 17 |
| Equity securities, at fair value | - | 1 | 18 |
| Other noncurrent assets | 275 | 249 | |
| **Total noncurrent assets** | **17,710** | **15,629** | |
| **TOTAL ASSETS** | **47,801** | **49,496** | |
| | | | |
| **LIABILITIES** | | | |
| **Current Liabilities** | | | |
| Accounts payable | 12,863 | 13,401 | 19 |
| Notes payable | 4,164 | 4,196 | 20 |
| Convertible note payable, current | 190 | - | 22 |
| Deferred revenue, current | 217 | 174 | 27 |
| Current portion of obligations under operating lease liabilities | 638 | 592 | 15 |
| Income tax payable | 4 | 57 | |
| Other current liabilities | 832 | 409 | 21 |
| **Total current liabilities** | **18,908** | **18,829** | |
| | | | |
| **Noncurrent liabilities** | | | |
| Bonds, mortgages and other long-term debt | 1,820 | 1,850 | 22 |
| Convertible note payable, noncurrent | 1,519 | 1,267 | 22 |
| Deferred revenue, noncurrent | 24 | 23 | 27 |
| Operating lease liabilities, noncurrent | 1,443 | 1,727 | 15 |
| Employee benefit plan obligation | 3,001 | 1,759 | 23 |
| Other deferred tax liabilities | 0 | 8 | |
| Other noncurrent liabilities | 2 | 8 | |
| **Total noncurrent liabilities** | **7,809** | **6,642** | |
| **TOTAL LIABILITIES** | **26,717** | **25,471** | |

| USD'000 | As at December 31, 2023 | As at December 31, 2022 | Note ref. |
|---|---:|---:|:---:|
| **Commitments and contingent liabilities** | | | *24* |
| | | | |
| **SHAREHOLDERS' EQUITY** | | | |
| Common stock - Class A | 400 | 400 | *25* |
|     CHF 0.25 par value | | | |
|     Authorized - 2,000,880 and 2,000,880 shares | | | |
|     Issued and outstanding - 1,600,880 and 1,600,880 shares | | | |
| Common stock - Class B | 8,170 | 5,334 | *25* |
|     CHF 2.50 par value | | | |
|     Authorized - 6,194,267 and 3,548,392 | | | |
|     Issued - 3,076,150 and 2,005,890 | | | |
|     Outstanding - 2,954,097 and 1,996,745 | | | |
| Treasury stock, at cost (122,053 and 9,145 shares held) | (691) | (371) | *25* |
| Additional paid-in capital | 295,716 | 280,597 | |
| Accumulated other comprehensive income / (loss) | 4,041 | 5,935 | *26* |
| Accumulated deficit | (280,961) | (265,635) | |
| **Total shareholders' equity attributable to WISeKey shareholders** | **26,675** | **26,260** | |
| Noncontrolling interests in consolidated subsidiaries | (5,591) | (2,235) | |
| **Total shareholders' equity** | **21,084** | **24,025** | |
| **TOTAL LIABILITIES AND EQUITY** | **47,801** | **49,496** | |

The accompanying notes are an integral part of these consolidated financial statements.

# 4. Consolidated Statements of Changes in Shareholders' Equity

| USD'000 (except for share numbers) | Number of common shares Class A | Class B | Common Share Capital Class A | Class B | Total share capital | Treasury Shares | Additional paid-in capital | Accumulated deficit | Accumulated other comprehensive income / (loss) | Total stockholders' equity | Noncontrolling interests | Total equity | Note ref. |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| As at December 31, 2021 | 1,600,880 | 1,762,401 | 400 | 4,685 | 5,085 | (636) | 268,199 | (238,160) | 1,407 | 35,895 | 5,484 | 41,379 | |
| Common stock issued[1] | - | - | - | - | - | - | (80) | - | - | (80) | - | (80) | |
| Options exercised | - | 3,439 | - | 9 | 9 | - | 16 | - | - | 25 | - | 25 | |
| Stock-based compensation | - | - | - | - | - | - | 744 | - | - | 744 | - | 744 | |
| L1 Facility | - | 73,572 | - | 197 | 197 | 175 | 5,424 | - | - | 5,796 | - | 5,796 | |
| Anson Facility | - | 166,478 | - | 443 | 443 | 193 | 5,783 | - | - | 6,419 | - | 6,419 | |
| Production capacity investment loan | - | - | - | - | - | - | 511 | - | - | 511 | - | 511 | |
| NCI cancellation TrusteCoin | - | - | - | - | - | - | - | - | - | - | 8 | 8 | |
| Disposal of Arago entities | - | - | - | - | - | - | - | - | 908 | 908 | (4,983) | (4,075) | |
| Share buyback program | - | - | - | - | - | (103) | - | - | - | (103) | - | (103) | |
| Net income | - | - | - | - | - | - | - | (27,475) | - | (27,475) | (1,780) | (29,255) | |
| Other comprehensive income / (loss) | - | - | - | - | - | - | - | - | 3,620 | 3,620 | (964) | 2,656 | |
| As at December 31, 2022 | 1,600,880 | 2,005,890 | 400 | 5,334 | 5,734 | (371) | 280,597 | (265,635) | 5,935 | 26,260 | (2,235) | 24,025 | |
| Common stock issued[1] | - | 1 | - | - | - | - | (41) | - | - | (41) | - | (41) | |
| Options exercised | - | 13,878 | - | 38 | 38 | - | (9) | - | - | 29 | - | 29 | |
| Stock-based compensation | - | - | - | - | - | - | 178 | - | - | 178 | - | 178 | |
| Changes in treasury shares | - | 300,000 | - | 820 | 820 | (821) | - | - | - | (1) | - | (1) | |
| L1 Facility | - | 578,481 | - | 1,492 | 1,492 | 87 | 6,361 | - | - | 7,940 | (1,576) | 6,364 | 22 |
| Anson Facility | - | 177,900 | - | 486 | 486 | 414 | 8,630 | - | - | 9,530 | (1,558) | 7,972 | 22 |
| Dividend in kind | - | - | - | - | - | - | - | 34 | - | 34 | (34) | - | |
| Net income | - | - | - | - | - | - | - | (15,360) | - | (15,360) | (89) | (15,449) | |
| Other comprehensive income / (loss) | - | - | - | - | - | - | - | - | (1,894) | (1,894) | (99) | (1,993) | |
| As at December 31, 2023 | 1,600,800 | 3,076,150 | 400 | 8,170 | 8,570 | (691) | 295,716 | (280,961) | 4,041 | 26,675 | (5,591) | 21,084 | |

1. The articles of association of the Company had not been fully updated as of December 31, 2023 with the shares issued out of conditional capital.

The accompanying notes are an integral part of these consolidated financial statements

## 5. Consolidated Statements of Cash Flows

| USD'000 | 12 months ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| **Cash Flows from operating activities:** | | | |
| | | | |
| Net Income (loss) | (15,449) | (29,255) | (24,094) |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | | |
| Depreciation of property, plant & equipment | 624 | 446 | 513 |
| Amortization of intangible assets | 1 | 156 | 481 |
| Write-off loss / (gain) | (48) | 1,333 | - |
| Debt conversion expense | 562 | 827 | 325 |
| Interest and amortization of debt discount | 624 | 168 | 1,057 |
| Stock-based compensation | 178 | 744 | 3,783 |
| Bad debt expense | 36 | 4 | 18 |
| Inventory valuation allowance | 594 | 554 | - |
| Increase (decrease) in defined benefit pension liability, net of unrealized gains and losses | 232 | 13 | (570) |
| Income tax expense / (recovery) net of cash paid | 222 | (3,268) | (131) |
| Other non cash expenses /(income) | | | |
| Expenses settled in equity | 214 | 85 | 146 |
| Loss on disposal of a business | - | 15,026 | - |
| Unrealized gains related to available-for-sale debt securities recorded in the income statement after acquisition of arago | - | - | (5,553) |
| Unrealized and non cash foreign currency transactions | (518) | 1,378 | 172 |
| Other | 409 | - | 300 |
| | | | |
| Changes in operating assets and liabilities, net of effects of businesses acquired | | | |
| Decrease (increase) in accounts receivables | (2,898) | 227 | 207 |
| Decrease (increase) in inventories | 2,319 | (5,354) | (236) |
| Decrease (increase) in government assistance | (1,069) | 154 | 464 |
| Decrease (increase) in other current assets and prepaids, net | (21) | (621) | 737 |
| Decrease (increase) in other noncurrent assets, net | (26) | 8 | 1,805 |
| Increase (decrease) in accounts payable | (538) | 137 | 2,061 |
| Increase (decrease) in deferred revenue, current | 43 | (34) | (723) |
| Increase (decrease) in income taxes payable | (53) | 45 | 8 |
| Increase (decrease) in other current liabilities | 360 | 210 | (2,370) |
| Increase (decrease) in deferred revenue, noncurrent | 2 | (77) | 81 |
| Increase (decrease) in other noncurrent liabilities | (6) | (50) | (272) |
| **Net cash provided by (used in) operating activities** | **(14,206)** | **(17,144)** | **(21,791)** |
| | | | |
| **Cash Flows from investing activities:** | | | |
| Sale / (acquisition) of equity securities | - | - | (476) |
| Sale / (acquisition) of property, plant and equipment | (3,021) | (303) | (36) |
| Sale of a business, net of cash and cash equivalents divested | - | (181) | - |
| Acquisition of a business, net of cash and cash equivalents acquired | - | - | (2,013) |
| **Net cash provided by (used in) investing activities** | **(3,021)** | **(484)** | **(2,525)** |
| | | | |
| **Cash Flows from financing activities:** | | | |
| Proceeds from options exercises | 28 | 16 | 4 |
| Proceeds from issuance of Common Stock | - | - | 226 |
| Proceeds from convertible loan issuance | 12,990 | 4,820 | 44,362 |
| Proceeds from debt | - | 2,000 | - |
| Repayments of debt | (276) | (2,246) | (5,276) |
| Payments of debt issue costs | (890) | (303) | (2,341) |
| Repurchase of treasury shares | (2) | (102) | - |
| **Net cash provided by (used in) financing activities** | **11,850** | **4,185** | **36,975** |
| | | | |
| **Effect of exchange rate changes on cash and cash equivalents** | (126) | (102) | (63) |

**Cash and cash equivalents and restricted cash**

| USD'000 | 12 months ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| Net increase (decrease) during the period | (5,503) | (13,545) | 12,596 |
| Balance, beginning of period | 20,814 | 34,359 | 21,763 |
| **Balance, end of period** | **15,311** | **20,814** | **34,359** |
| **Reconciliation to balance sheet** | | | |
| Cash and cash equivalents | 15,311 | 20,706 | 34,201 |
| Restricted cash, current | - | 108 | 110 |
| Cash and cash equivalents from discontinued operations | - | - | 48 |
| **Balance, end of period** | **15,311** | **20,814** | **34,359** |
| **Supplemental cash flow information** | | | |
| Cash paid for interest, net of amounts capitalized | - | 53 | 409 |
| Cash paid for incomes taxes | 8 | 6 | - |
| Noncash conversion of convertible loans into common stock | 12,875 | 13,800 | 43,704 |
| Net effects of business acquired and disposed of (noncash) | - | 2,831 | - |
| Purchase of equity securities | - | - | 476 |
| ROU assets obtained from operating lease | 66 | 29 | 2,375 |

The accompanying notes are an integral part of these consolidated financial statements.

## 6.  Notes to the Consolidated Financial Statements

### Note 1.        The WISeKey Group

WISeKey International Holding Ltd, together with its consolidated subsidiaries ("**WISeKey**" or the "**Company**" or the "**Group**" or the "**WISeKey Group**"), has its headquarters in Switzerland. WISeKey International Holding Ltd, the ultimate parent of the WISeKey Group, was incorporated in December 2015 and is listed on the Swiss Stock Exchange, SIX SAG, with the valor symbol "WIHN" since March 2016 and on the NASDAQ Capital Market exchange with the valor symbol "WKEY" since December 2019.

The Group develops, markets, hosts and supports a range of solutions that enable the secure digital identification of people, content and objects, by generating digital identities that enable its clients to monetize their existing user bases and at the same time, expand its own eco-system. WISeKey generates digital identities from its current products and services in Cybersecurity Services, IoT (Internet of Things), Digital Brand Management and Mobile Security. In the first half of 2022, the Group decided to divest its Artificial Intelligence ("AI") segment and sell arago GmbH in order to refocus on its core operations.

The Group leads a carefully planned vertical integration strategy through acquisitions of companies in the industry. The strategic objective is to provide integrated services to its customers and also achieve cross-selling and synergies across WISeKey. Through this vertical integration strategy, WISeKey anticipates being able to generate profits in the near future.

### Note 2.        Future operations and going concern

The Group experienced a loss from operations in this reporting period.  Although the WISeKey Group does anticipate being able to generate profits in the near future, this cannot be predicted with any certainty. The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern.

The Group incurred a net operating loss of USD 13.3 million and had positive working capital of USD 11.2 million as at December 31, 2023, calculated as the difference between current assets and current liabilities. Based on the Group's cash projections for the next 12 months to May 31, 2025, it has sufficient liquidity to fund operations and financial commitments. Historically, the Group has been dependent on equity financing to augment the operating cash flow to cover its cash requirements. Any additional equity financing may be dilutive to shareholders.

On July 11, 2023, the Group entered into a Securities Purchase Agreement with L1 Capital Global Opportunities Master Fund ("**L1**") and a Securities Purchase Agreement with Anson Investments Master Fund LP ("**Anson**"), pursuant to which L1 and Anson may enter into a private placement in the form of Senior Unsecured Original Issue 4% Discount Convertible Promissory Notes (see Note 22 for detail).

After December 31, 2023, the Group signed two amendments to the Securities Purchase Agreement, providing for up to three additional funding tranches. The second tranche for an aggregate amount of USD 10 million was paid on January 10, 2024. The third tranche for an aggregate amount of USD 10 million was paid on March 1, 2024.

Based on the foregoing, Management believe it is correct to present these figures on a going concern basis.

### Note 3.        Basis of presentation

The consolidated financial statements are prepared in accordance with the Generally Accepted Accounting Principles in the United States of America ("**US GAAP**") as set forth in the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC). All amounts are in United States dollars ("**USD**") unless otherwise stated.

*Reverse stock split*

On June 29, 2023, after market close, the Group effected a reverse stock split of WISeKey's common stock (the "**Reverse Stock Split**") as follows:
- Class A shares, par value CHF 0.01 per share at a ratio of one-for-twenty-five, and
- Class B shares, par value CHF 0.05 per share at a ratio of one-for-fifty.

The Group's common stock began trading on a split-adjusted basis on June 30, 2023. Where the Reverse Stock Split of Class B shares resulted in fractions of 'new' Class B shares for the individual shareholder, the resulting fractions in new Class B shares were rounded down to the next whole number of 'new' Class B shares and shareholders were compensated for the remaining fractions in cash at a fixed price of CHF 8.735 per 'new' Class B share corresponding to a three-day volume-weighted average price of the WISeKey Class B Shares on the SIX Swiss Exchange prior to the ex-date of the Reverse Stock Split. WISeKey paid a total amount of CHF 1,747 (USD 1,952) in compensation for fractions. All share, warrant and options numbers, as well as share and per share amounts in the consolidated financial statements and notes thereto have been retroactively adjusted for all periods presented to give effect to the Reverse Stock Split.

*Spin-off*

On April 27, 2023, the shareholders approved the partial spin-off of the Group's IoT Semiconductors Vertical into a publicly traded company, SEALSQ Corp ("**SEALSQ**"), which was completed through the distribution of 20% of the ordinary share capital of SEALSQ Corp to the shareholders of WISeKey on May 23, 2023.

As a result of the spin-off of SEALSQ Corp, the Group distributed net negative assets of USD 34,209 to noncontrolling interests, which was reflected as a reduction in Retained earnings and an increase in Noncontrolling interests in consolidated subsidiaries.

The results of operations of SEALSQ Corp are included in the continuing operations of the IoT operating segment for all periods presented and, from the date of the distribution, the consolidated comprehensive results of SEALSQ Corp are attributed to owners of the Group and to the noncontrolling interests in proportion to their relative ownership interests. The assets and liabilities of SEALSQ Corp are consolidated in the Group's financial statements. Intercompany income and expenses, including unrealized gross profits from internal group transactions and intercompany receivables, payables and loans have been eliminated.

*Earnings per share*

The Company's share capital is divided into WIHN Class B Shares, par value CHF 2.50, which are listed on the SIX Swiss Stock Exchange, and WIHN Class A Shares, par value CHF 0.25, which are not listed on any exchange.

Historically, basic earnings per share were calculated using WISeKey International Holding Ltd's weighted-average outstanding WIHN Class B Shares. When the effects are not antidilutive, diluted earnings per share were calculated using the weighted-average outstanding WIHN Class B Shares and the dilutive effect of stock options as determined under the treasury stock method. The Company had assessed that the other class of shares, the non-listed WIHN Class A Shares, were not eligible for dividend and, as a result, did not apply the two-class method required for companies with multiple classes of common stock.

However, in the course of 2023, the dividend in kind voted by the board of directors was distributed to both shareholders of WIHN Class B Shares and WIHN Class A Shares. We have therefore amended our presentation of earnings per share to show the allocation between both classes of shares.

As a result of this assessment, basic earnings per share are calculated using the two-class method required for companies with multiple classes of common stock. The two-class method determines net earnings per common share for each class of common stock according to dividends declared or accumulated and participation rights in distributed and undistributed earnings or losses. The two-class method requires income available to common stockholders for the period to be allocated between each class of common stock based upon their respective rights to receive dividends as if all income for the period had been distributed.

For WISeKey, the dividend rights of the holders of WIHN Class A Shares and WIHN Class B Shares (collectively, the "common stock") differ. Dividend rights are proportionate to the nominal value of each class of shares. The dividend rights of a WIHN Class B Share with a nominal value of CHF 2.50 are ten times greater than the dividend rights of a WIHN Class A Share with a nominal value of CHF 0.25. Undistributed earnings are allocated to the classes of common stock proportionately to their dividend rights and the resulting net results per share will, therefore, vary for each class of common stock. In line with ASC 260-10-45, the Group has presented the net earnings attributed to its common stock for each class of common stock. The earnings per share calculation is based on the weighted average number of shares in issue of each class.

Below is a summary of the impact of the change in policy on the previous years' presentation of earnings per share.

| USD | 12 months ended December 31, | | 12 months ended December 31, | |
| --- | --- | --- | --- | --- |
| | 2022 | 2021 | 2022 | 2021 |
| | As previously reported | | Restated amount | |
| **Earnings per Class A Share** | | | | |
| **Earnings per Class A Share from continuing operations** | | | | |
| Basic | - | - | (0.44) | (1.64) |
| Diluted | - | - | (0.44) | (1.64) |
| **Earnings per Class A Share from discontinued operations** | | | | |
| Basic | - | - | (0.87) | (0.04) |
| Diluted | - | - | (0.87) | (0.04) |
| **Earning per Class A Share attributable to WISeKey International Holding Ltd** | | | | |
| Basic | - | - | (1.22) | (1.42) |
| Diluted | - | - | (1.22) | (1.42) |
| **Earnings per Class B Share** | | | | |
| **Earnings per Class B Share from continuing operations** | | | | |
| Basic | (4.50) | (16.5) | (4.36) | (16.38) |
| Diluted | (4.50) | (16.5) | (4.36) | (16.38) |
| **Earnings per Class B Share from discontinued operations** | | | | |
| Basic | (8.50) | (0.50) | (8.65) | (0.44) |
| Diluted | (8.50) | (0.50) | (8.65) | (0.44) |
| **Earning per Class B Share attributable to WISeKey International Holding Ltd** | | | | |
| Basic | (12.00) | (14.00) | (12.22) | (14.20) |
| Diluted | (12.00) | (14.00) | (12.22) | (14.20) |

**Note 4.          Summary of significant accounting policies**

*Fiscal Year*

The Group's fiscal year ends on December 31.

*Principles of Consolidation*

The consolidated financial statements include the accounts of WISeKey and its wholly-owned or majority-owned subsidiaries over which the Group has control.

The consolidated comprehensive loss and net loss of non-wholly owned subsidiaries is attributed to owners of the Group and to the noncontrolling interests in proportion to their relative ownership interests.

Intercompany income and expenses, including unrealized gross profits from internal group transactions and intercompany receivables, payables and loans have been eliminated.

*General Principles of Business Combinations*

The Group uses the acquisition method to account for business combination, in line with ASC Topic 805-10 Business Combinations. Subsidiaries acquired or divested in the course of the year are included in the consolidated financial statements respectively as of the date of purchase, and up to the date of sale. The consideration for the acquisition is measured as the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interests over the net identifiable assets acquired and liabilities assumed.

*Use of Estimates*

The preparation of consolidated financial statements in conformity with US GAAP requires management to make certain estimates, judgments and assumptions. We believe these estimates, judgements and assumptions are reasonable, based upon information available at the time they were made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are differences between these estimates, judgments or assumptions and the actual results, our consolidated financial statements will be affected. In many cases, the accounting treatment of a particular transaction is specifically dictated by US GAAP and does not require management's judgment in its application. There are also areas in which management's judgment in selecting from available alternatives would not produce a materially different result.

Our most critical accounting estimates include:
- Inventory Valuation (see Note 10)
- Recoverability of deferred tax assets (see Note 32)
- Revenue recognition (see Note 27)
- Bonds, mortgages and other long-term debt (see Note 22)
- Convertible note payable, current and noncurrent (see Note 22)

*Fair Value of Financial Instruments*

The Group's financial instruments are primarily composed of cash and cash equivalents, accounts receivable, accounts payable and other current liabilities, other liabilities, and debt obligations.

Fair value is the price that would be received to sell an asset or the amount paid to transfer a liability, also referred to as the "exit price," in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, as described in Note 6, the fair value measurement classification is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Management's assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability.

Fair values of financial instruments are estimated using public market prices, quotes from financial institutions and other available information. Due to their short-term maturity, the carrying amounts of cash and cash equivalents, accounts receivable and contract assets, accounts payable and other current liabilities approximate their fair values, and management also believes that the carrying values of notes and other receivables and outstanding balances on the Group's credit and term loan facilities approximate their fair values, based on their specific asset and/or liability characteristics, including having terms consistent with current market conditions. The fair value of convertible note payable is calculated based on the present value of the future cash flows as of the reporting date.

*Foreign Currency*

In general, the functional currency of a foreign operation is the local currency. Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during the year. The effects of foreign currency translation adjustments are included in stockholders' equity as a component of accumulated other comprehensive income/loss. The Group's reporting currency is USD.

*Cash and Cash Equivalents*

Cash consists of deposits held at major banks that are readily available. Cash equivalents consist of highly liquid investments that are readily convertible to cash and with original maturity dates of three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments.

### Accounts Receivable

Receivables represent rights to consideration that are unconditional and consist of amounts billed and currently due from customers, and revenues that have been recognized for accounting purposes but not yet billed to customers. The Group extends credit to customers in the normal course of business and in line with industry practices.

### Allowance for Credit losses

We recognize an allowance for credit losses to present the net amount of receivables expected to be collected as of the balance sheet date. The allowance is based on the credit losses expected to arise over the asset's contractual term taking into account historical loss experience, customer-specific data as well as forward-looking estimates. Expected credit losses are estimated individually.
Accounts receivables are written off when deemed uncollectible and are recognized as a deduction from the allowance for credit losses. Expected recoveries, which are not to exceed the amount previously written off, are considered in determining the allowance balance at the balance sheet date.

### Inventories

Inventories are stated at the lower of cost or net realizable value. Costs are calculated using standard costs, approximating average costs. Finished goods and work-in-progress inventories include material, labor and manufacturing overhead costs. The Group records an inventory valuation allowance based on an analysis of physical deterioration, obsolescence or a comparison to the anticipated demand or market value based on a consideration of marketability and product maturity, demand forecasts, historical trends and assumptions about future demand and market conditions.

### Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method based on estimated useful lives which range from 1 to 5 years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the lease terms, as appropriate. Property, plant and equipment are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

### Intangible Assets

Those intangible assets that are considered to have a finite useful life are amortized over their useful lives, which generally range from 3 to 10 years. Each period we evaluate the estimated remaining useful lives of intangible assets and whether events or changes in circumstances require a revision to the remaining periods of amortization or that an impairment review be carried out.
Intangible assets with indefinite lives are not amortized but are subject to annual reviews for impairment.

### Leases

In line with ASC 842, the Group, as a lessee, recognizes right-of-use assets and related lease liabilities on its balance sheet for all arrangements with terms longer than twelve months, and reviews its leases for classification between operating and finance leases. Obligations recorded under operating and finance leases are identified separately on the balance sheet. Assets under finance leases and their accumulated amortization are disclosed separately in the notes. Operating and finance lease assets and operating and finance lease liabilities are measured initially at an amount equal to the present value of minimum lease payments during the lease term, as at the beginning of the lease term.
We have elected the short-term lease practical expedient whereby we do not present short-term leases on the consolidated balance sheet as these leases have a lease term of 12 months or less at lease inception and do not contain purchase options or renewal terms that we are reasonably certain to exercise.

### Goodwill and Other Indefinite-Lived Intangible Assets

Goodwill and other indefinite-lived intangible assets are not amortized but are subject to impairment analysis at least once annually.
Goodwill is allocated to the reporting unit in which the business that created the goodwill resides. A reporting unit is an operating segment, or a business unit one level below that operating segment, for which discrete financial information is prepared and regularly reviewed by segment management. We review our goodwill and indefinite lived intangible assets annually for impairment, or sooner if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We use October 1st as our annual impairment test measurement date.
In line with ASC 830, the goodwill balance is recorded in the functional currency of the acquired business and translated at each period end with the exchange rate impact booked into other comprehensive income.

*Equity Securities*

Equity securities are any security representing an ownership interest in an entity or the right to acquire or dispose of an ownership interest in an entity at fixed or determinable prices, in accordance with ASC 321, i.e., investments that do not qualify for accounting as a derivative instrument, an investment in consolidated subsidiaries, or an investment accounted for under the equity method.

We account for these investments in equity securities at fair value at the reporting date, except for those investments without a readily determinable fair value where we have elected the measurement at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer, in line with ASC 321. Changes in fair value are accounted for in the income statement as a non-operating income/expense.

*Revenue Recognition*

WISeKey's policy is to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, WISeKey applies the following steps:

- Step 1: Identify the contract(s) with a customer.
- Step 2: Identify the performance obligations in the contract.
- Step 3: Determine the transaction price.
- Step 4: Allocate the transaction price to the performance obligations in the contract.
- Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. We typically allocate the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract. If a standalone price is not observable, we use estimates.

The Group recognizes revenue when it satisfies a performance obligation by transferring control over goods or services to a customer. The transfer may be done at a point in time (typically for goods) or over time (typically for services). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. For performance obligations satisfied over time, the revenue is recognized over time, most frequently on a *prorata temporis* basis as most of the services provided by the Group relate to a set performance period.

If the Group determines that the performance obligation is not satisfied, it will defer recognition of revenue until it is satisfied.

We present revenue net of sales taxes and any similar assessments.

The Group delivers products and records revenue pursuant to commercial agreements with its customers, generally in the form of an approved purchase order or sales contract.

Where products are sold under warranty, the customer is granted a right of return which, when exercised, may result in either a full or partial refund of any consideration received, or a credit that can be applied against amounts owed, or that will be owed, to WISeKey. For any amount received or receivable for which we do not expect to be entitled to because the customer has exercised its right of return, we recognize those amounts as a refund liability.

*Contract Assets*

Contract assets consists of accrued revenue where WISeKey has fulfilled its performance obligation towards the customer but the corresponding invoice has not yet been issued. Upon invoicing, the asset is reclassified to trade accounts receivable until payment.

*Deferred Revenue*

Deferred revenue consists of amounts that have been invoiced and paid but have not been recognized as revenue. Deferred revenue that will be realized during the succeeding 12-month period is recorded as current and the remaining deferred revenue recorded as noncurrent. This would relate to multi-year certificates or licenses.

*Contract Liability*

Contract liability consists of either:

- amounts that have been invoiced and not yet paid nor recognized as revenue. Upon payment, the liability is reclassified to deferred revenue if the amounts still have not been recognized as revenue. Contract liability that will be realized during the succeeding 12-month period is recorded as current and the remaining contract liability recorded as noncurrent. This would relate to multi-year certificates or licenses.
- advances from customers not supported by invoices.

*Sales Commissions*

Sales commission expenses where revenue is recognized are recorded in the period of revenue recognition.

*Cost of Sales and Depreciation of Production Assets*

Our cost of sales consists primarily of expenses associated with the delivery and distribution of our services and products. These include expenses related to the license to the Global Cryptographic ROOT Key, the global Certification authorities as well as the digital certificates for people, servers and objects, expenses related to the preparation of our secure elements and the technical support provided on the Group's ongoing production and on the ramp-up phase, including materials, labor, test and assembly suppliers, and subcontractors, freights costs, as well as the amortization of probes, wafers and other items that are used in the production process. This amortization is disclosed separately under depreciation of production assets on the face of the income statement.

### Research and Development and Software Development Costs

All research and development costs and software development costs are expensed as incurred.

### Advertising Costs

All advertising costs are expensed as incurred.

### Pension Plan

The Group maintains three defined benefit post retirement plans:
- one that covers all employees working for WISeKey SA in Switzerland,
- one that covers all employees working for WISeKey International Holding Ltd in Switzerland, and
- one for the French employees of WISeKey Semiconductors SAS.

In accordance with ASC 715-30, *Defined Benefit Plans – Pension,* the Group recognizes the funded status of the plan in the balance sheet. Actuarial gains and losses are recorded in accumulated other comprehensive income / (loss).

### Stock-Based Compensation

Stock-based compensation costs are recognized in earnings using the fair-value based method for all awards granted. Fair values of options and awards granted are estimated using a Black-Scholes option pricing model. The model's input assumptions are determined based on available internal and external data sources. The risk-free rate used in the model is based on the Swiss treasury rate for the expected contractual term. Expected volatility is based on historical volatility of WIHN Class B Shares.

Compensation costs for unvested stock options and awards are recognized in earnings over the requisite service period based on the fair value of those options and awards at the grant date.

Nonemployee share-based payment transactions are measured by estimating the fair value of the equity instruments that an entity is obligated to issue, and the measurement date will be consistent with the measurement date for employee share-based payment awards (i.e., grant date for equity-classified awards).

### Litigation and Contingencies

Should legal proceedings and tax matters arise, due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management assesses the probability of loss for such contingencies and accrues liability and/or discloses the relevant circumstances, as appropriate.

### Income Taxes

Taxes on income are accrued in the same period as the income and expenses to which they relate.

Deferred taxes are calculated on the temporary differences that arise between the tax base of an asset or liability and its carrying value in the balance sheet of our companies prepared for consolidation purposes, with the exception of temporary differences arising on investments in foreign subsidiaries where WISeKey has plans to permanently reinvest profits into the foreign subsidiaries.

Deferred tax assets on tax loss carry-forwards are only recognized to the extent that it is "more likely than not" that future profits will be available, and the tax loss carry-forward can be utilized.

Changes to tax laws or tax rates enacted at the balance sheet date are taken into account in the determination of the applicable tax rate provided that they are likely to be applicable in the period when the deferred tax assets or tax liabilities are realized.

WISeKey is required to pay income taxes in a number of countries. WISeKey recognizes the benefit of uncertain tax positions in the financial statements when it is more likely than not that the position will be sustained on examination by the tax authorities. The benefit recognized is the largest amount of tax benefit that is greater than 50 percent likely of being realized on settlement with the tax authority, assuming full knowledge of the position and all relevant facts. WISeKey adjusts its recognition of these uncertain tax benefits in the period in which new information is available impacting either the recognition or measurement of its uncertain tax positions.

### Government Assistance - Research Tax Credits

Research tax credits are provided by the French government to give incentives for companies to perform technical and scientific research. Our subsidiary WISeKey Semiconductors SAS is eligible to receive such tax credits.

These research tax credits are presented as a reduction of research & development expenses in the income statement when companies that have qualifying expenses can receive such grants in the form of a tax credit irrespective of taxes ever paid or ever to be paid, the corresponding research and development efforts have been completed and the supporting documentation is available. The credit is deductible from the entity's income tax charge for the year or payable in cash the following year, whichever event occurs first. The tax credit is therefore considered to be a refundable R&D tax credit which is s not within the scope of the income tax standard (ASC 740). It is included in current assets under government assistance in the balance sheet in line with ASC 832.

### Earnings per Share

Historically, basic earnings per share were calculated using WISeKey International Holding Ltd's weighted-average outstanding WIHN Class B Shares. When the effects are not antidilutive, diluted earnings per share were calculated using the weighted-average outstanding WIHN Class B Shares and the dilutive effect of stock options as determined under the treasury stock method. The Company had assessed that the other class of shares, the non-listed WIHN Class A Shares, were not eligible for dividend and, as a result, did not apply the two-class method required for companies with multiple classes of common stock.

However, in the course of 2023, the dividend in kind voted by the board of directors was distributed to both shareholders of WIHN Class B Shares and WIHN Class A Shares. We have therefore amended our presentation of earnings per share to show the allocation between both classes of shares.

As a result of this assessment, basic earnings per share are calculated using the two-class method required for companies with multiple classes of common stock. The two-class method determines net earnings per common share for each class of common stock according to dividends declared or accumulated and participation rights in distributed and undistributed earnings or losses. The two-class method requires income available to common stockholders for the period to be allocated between each class of common stock based upon their respective rights to receive dividends as if all income for the period had been distributed.

For WISeKey, the dividend rights of the holders of WIHN Class A Shares and WIHN Class B Shares (collectively, the "**common stock**") differ. Dividend rights are proportionate to the nominal value of each class of shares. The dividend rights of a WIHN Class B Share with a nominal value of CHF 2.50 are ten times greater than the dividend rights of a WIHN Class A Share with a nominal value of CHF 0.25. Undistributed earnings are allocated to the classes of common stock proportionately to their dividend rights and the resulting net results per share will, therefore, vary for each class of common stock. In line with ASC 260-10-45, the Group has presented the net earnings attributed to its common stock for each class of common stock. The earnings per share calculation is based on the weighted average number of shares in issue of each class.

When the effects are not antidilutive, diluted earnings per share is calculated using the weighted-average outstanding common shares and the dilutive effect of stock options as determined under the treasury stock method.

### *Segment Reporting*

Our chief operating decision maker, who is also our Chief Executive Officer, regularly reviews information collated into two segments for purposes of allocating resources and assessing budgets and performance. We report our financial performance based on this segment structure described in Note 33.

### *Comprehensive Income / (Loss)*

Comprehensive income includes net income and other comprehensive income ("OCI"). Other comprehensive income consists of revenues, expenses, gains, and losses to be included in comprehensive income but excluded from net income as listed in ASC 220-10-45-10A.

In line with ASC 220 (Income Statement - Reporting Comprehensive Income), we have elected to report comprehensive income in a single continuous financial statement with two sections: net income and other comprehensive income.

We present each of the components of other comprehensive income separately, based on their nature, in the statement of comprehensive income.

### *Recent Accounting Pronouncements*

Adoption of new FASB Accounting Standard in the current year – Prior-Year Financial Statements not restated:

As of January 1, 2023, the Group adopted Accounting Standards Update (ASU) 2021-08, Business Combinations (topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers.

ASU 2021-08 amends ASC 805 to "require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination." Under current GAAP, an acquirer generally recognizes such items at fair value on the acquisition date. ASU 2021-08 requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606 (meaning the acquirer should assume it has entered the original contract at the same date and using the same terms as the acquiree). This new ASU applies to contract assets and contract liabilities acquired in a business combination and to other contracts that directly/indirectly apply the requirements of ASC 606.

There was no impact on the Group's results upon adoption of the standard.

The group also adopted Accounting Standards Update (ASU) 2022-02, Financial instruments – Credit Losses (Topic 326) Troubled Debt Restructuring and Vintage Disclosures.

ASU 2022-02 eliminates troubled debt restructuring guidance for organizations that adopted the amendments in ASU 2016-13 while providing for additional disclosures for loan modifications. It eliminates guidance for troubled debt restructuring by creditors. In addition to the elimination of TDR guidance, an entity that has adopted ASU 2022-02 no longer considers renewals, modifications, and extensions that result from reasonably expected TDRs in their calculation of the allowance for credit losses in accordance with ASC 326-20. Additionally, ASU 2022-02 enhances disclosure requirements for certain loan modifications by creditors for borrowers experiencing financial difficulty. ASU 2022-02 also amends the vintage disclosure guidance for public business entities.

There was no impact on the Group's results upon adoption of the standard.

New FASB Accounting Standard to be adopted in the future:

In March 2023, The FASB issued ASU No. 2023-01, Leases (Topic 842): Common Control Arrangements, which requires all companies to amortize leasehold improvements associated with common control leases over the asset's useful life to the common control group regardless of the lease term.

Summary: The amendments allow a private company to elect to account for a common control leasing arrangement using the written terms and conditions without having to determine if those terms and conditions are legally enforceable. If the terms of the arrangement are not in writing, then the entity would apply existing guidance to determine the legally enforceable terms and conditions of the arrangement. The amendments also require leasehold improvements associated with leases between entities under common control to be amortized over the useful life of the improvements until the lessee ceases to control the use of the underlying asset through a lease, at which time the remaining value of the leasehold improvement would be accounted for as a transfer between entities under common control.

Effective Date: ASU 2023-01 is effective for public business entities for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. An entity should apply the amendments prospectively to business combinations occurring on or after the effective dates. Early adoption is permitted.

The Group expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In October 2023, the FASB issued ASU No 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative, which amends the disclosure or presentation requirements related to various subtopics in the FASB Accounting Standards Codification (the "Codification").

*Summary:* This amendment represents a change to clarify or improve disclosure and presentation requirements of a variety of topics. Also, the amendments align the requirements in the codification with the SEC's regulations.

Effective Date: ASU 2023-06 effective date for entities subject to SEC disclosure requirements will be the same as the SEC's effective date to remove the related disclosure from Regulation S-X and Regulation S-K. Each amendment will be effective for all other entities two years later. Entities must adopt all amendments prospectively, and early adoption is prohibited. If by June 30, 2027, the SEC has not removed the existing disclosure requirement from Regulations S-X or S-K, the corresponding disclosure pending requirement will be removed from the Codification and will not become effective.

The Group expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In November 2023, the FASB issued ASU No 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which enhances current segment disclosures and requires additional disclosures of significant segment expenses.

Summary: The amendments improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements.

Effective Date: ASU 2023-07 is effective for public business entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted.

The Group expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirements.

Summary: The intent of this standard is to enhance the decision usefulness of income tax disclosures. The standard applies to all entities subject to ASC Topic 740, Income Taxes. In addition, entities will be required to disclose the amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign taxes. They will also disclose the amount of income taxes paid (net of refunds) disaggregated by individual jurisdictions in which income taxes paid is equal to or greater than five percent of total income taxes paid. The standard also outlines additional disclosure requirements for all entities and specific updates for public business entities.

Effective Date: ASU 2023-09 is effective for public business entities for fiscal years beginning after December 15, 2024.  Early adoption is permitted.

The Group expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

### Note 5.      Concentration of credit risks

Financial instruments that are potentially subject to credit risk consist primarily of cash and cash equivalents and trade accounts receivable. Our cash is held with large financial institutions. Management believes that the financial institutions that hold our investments are financially sound and accordingly, are subject to minimal credit risk. Deposits held with banks may exceed the amount of insurance provided on such deposits.

The Group sells to large, international customers and, as a result, may maintain individually significant trade accounts receivable balances with such customers during the year. We generally do not require collateral on trade accounts receivable. Summarized below are the clients whose revenue were 10% or higher than the respective total consolidated net sales for fiscal years 2023, 2022 or 2021, and the clients whose trade accounts receivable balances were 10% or higher than the respective total consolidated trade accounts receivable balance for fiscal years 2023 and 2022:

| | Revenue concentration (% of total net sales) 12 months ended December 31, | | | Receivables concentration % of total accounts receivable) As at December 31, | |
|---|---|---|---|---|---|
| | 2023 | 2022 | 2021 | 2023 | 2022 |
| **IoT operating segment** | | | | | |
| Multinational electronics contract manufacturing company | 15% | 14% | 10% | 14% | 30% |
| International equipment and software manufacturer | 6% | 5% | 8% | 18% | 11% |
| International digital identity & security provider | 12% | 9% | 0% | 0% | 6% |
| International software services provider | 8% | 6% | 5% | 13% | 4% |
| International telecommunication company | 5% | 3% | 2% | 12% | 2% |
| Multinational telecommunication & hardware manufacturing company | 4% | 5% | 5% | 11% | 7% |

### Note 6. Fair value measurements

ASC 820 establishes a three-tier fair value hierarchy for measuring financial instruments, which prioritizes the inputs used in measuring fair value. These tiers include:

- Level 1, defined as observable inputs such as quoted prices in active markets;
- Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
- Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

| | As at December 31, 2023 | | As at December 31, 2022 | | Fair value level | Note ref. |
|---|---|---|---|---|---|---|
| USD'000 | Carrying amount | Fair value | Carrying amount | Fair value | | |
| *Nonrecurring fair value measurements* | | | | | | |
| Accounts receivable, net of allowance for credit losses | 5,471 | 5,471 | 2,573 | 2,573 | 3 | *8* |
| Notes receivable, current | 63 | 63 | 67 | 67 | 3 | *9* |
| Notes receivable from related parties, noncurrent | - | - | 64 | 64 | 3 | |
| Equity securities, at cost | 486 | 486 | 472 | 472 | 3 | *17* |
| Accounts payable | 12,863 | 12,863 | 13,401 | 13,401 | 3 | *19* |
| Notes payable | 4,164 | 4,164 | 4,196 | 4,196 | 3 | *20* |
| Bonds, mortgages and other long-term debt | 1,820 | 1,820 | 1,850 | 1,850 | 3 | *22* |
| Convertible note payable, noncurrent | 1,519 | 1,846 | 1,267 | 1,267 | 3 | *22* |
| *Recurring fair value measurements* | | | | | | |
| Equity securities, at fair value | - | - | 1 | 1 | 1 | *18* |

In addition to the methods and assumptions we use to record the fair value of financial instruments as discussed above, we used the following methods and assumptions to estimate the fair value of our financial instruments:

- Accounts receivable, net of allowance for credit losses – carrying amount approximated fair value due to their short-term nature.
- Notes receivable, current – carrying amount approximated fair value due to their short-term nature.
- Notes receivable from related parties, noncurrent- carrying amount approximated fair value because time-value considerations are immaterial to the accounts.
- Equity securities, at cost - no readily determinable fair value, measured at cost minus impairment.
- Accounts payable – carrying amount approximated fair value due to their short-term nature.
- Notes payable – carrying amount approximated fair value due to their short-term nature.
- Bonds, mortgages and other long-term debt – carrying amount approximated fair value.
- Convertible note payable, noncurrent – fair value is calculated based on the present value of the future cash flows as of the reporting date.
- Equity securities, at fair value – fair value remeasured as at reporting period.

### Note 7.    Cash and cash equivalents

Cash consists of deposits held at major banks and a USD 2.5 million investment with original maturity of 90 days.

### Note 8.    Accounts receivable

The breakdown of the accounts receivable balance is detailed below:

| USD'000 | As at December 31, 2023 | As at December 31, 2022 |
|---|---|---|
| Trade accounts receivable | 5,380 | 2,463 |
| Allowance for credit losses | (114) | (64) |
| Accounts receivable from other related parties | 178 | 171 |
| Accounts receivable from shareholders | - | - |
| Accounts receivable from underwriters, promoters, and employees | - | - |
| Other accounts receivable | 27 | 3 |
| **Total accounts receivable, net of allowance for credit losses** | **5,471** | **2,573** |

As at December 31, 2023 and 2022, accounts receivable from other related parties consisted of a receivable from OISTE in relation to the facilities and personnel hosted by WISeKey SA and WISeKey International Holding Ltd on behalf of OISTE (see Note 36).

### Note 9.    Notes receivable, current

As at December 31, 2023, the notes receivable, current consisted of:
- a loan to an employee of CHF 61,818 (USD 63,268 and USD 66,872 at closing rate on December 31, 2023 and 2022 respectively). The loan bears an interest rate of 0.5% per annum. The loan and accrued interest were initially to be repaid in full on or before December 31, 2021, extended to December 31, 2022. In exchange for the loan, the employee has pledged the 60,000 ESOP options that he holds on WIHN Class B Shares (see Note 29).
- a short-term receivable from Carlos Moreira in an amount of CHF 397.21 (USD 472.11) made up of non-business expenses on his company credit card, not yet repaid as at December 31, 2023 (see Note 36).

### Note 10.    Inventories

Inventories consisted of the following:

| USD'000 | As at December 31, 2023 | As at December 31, 2022 |
|---|---|---|
| Raw materials | 1,025 | 4,523 |
| Work in progress | 4,205 | 2,987 |
| **Total inventories** | **5,230** | **7,510** |

In the years ended December 31, 2023, 2022 and 2021, the Group recorded an inventory valuation allowance in the income statement in an amount of, respectively, USD 220,289, USD 204,211 and USD 57,302 on raw materials, and USD 373,469, USD 349,623 and USD 404,509 on work in progress.

### Note 11.    Government assistance

WISeKey Semiconductors SAS is eligible for research tax credits provided by the French government (see Note 4 Summary of significant accounting policies). As at December 31, 2023 and December 31, 2022, the receivable balances in respect of these research tax credits owed to the Group were respectively USD 1,718,248 and USD 692,314. The credit is deductible from the entity's income tax charge for the year or payable in cash the following year, whichever event occurs first. However, due to administrative delays, the R&D tax credit due at December 31, 2022 was not paid in full in 2023, therefore the balance as at December 31, 2023 is the aggregate of USD 1,052,514 (at closing rate) tax credit earned in relation to the year 2023 and USD 665,734 (at closing rate) in relation to prior periods. Refundable R&D tax credits are considered to be government assistance in line with ASC 832.

**Note 12.  Other current assets**

Other current assets consisted of the following:

| USD'000 | As at December 31, 2023 | As at December 31, 2022 |
|---|---|---|
| Value-Added Tax receivable | 657 | 352 |
| Advanced payment to suppliers | 346 | 1,025 |
| Deposits, current | 5 | 3 |
| **Total other current assets** | **1,008** | **1,380** |

**Note 13.  Property, plant and equipment**

Property, plant and equipment, net consisted of the following:

| USD'000 | As at December 31, 2023 | As at December 31, 2022 |
|---|---|---|
| Machinery & equipment | 6,997 | 4,132 |
| Office equipment and furniture | 3,186 | 2,944 |
| Computer equipment and licenses | 1,861 | 1,558 |
| Total property, plant and equipment gross | 12,044 | 8,634 |
| *Accumulated depreciation for:* | | |
| Machinery & equipment | (3,963) | (3,707) |
| Office equipment and furniture | (3,044) | (2,703) |
| Computer equipment and licenses | (1,645) | (1,382) |
| Total accumulated depreciation | (8,652) | (7,792) |
| **Total property, plant and equipment, net** | **3,392** | **842** |
| Depreciation charge from continuing operations for the year | 624 | 443 |

The depreciation charge from continuing operations for the year 2021 was USD 491,137.

In 2023, WISeKey did not identify any events or changes in circumstances indicating that the carrying amount of any asset may not be recoverable. As a result, WISeKey did not record any impairment charge on property, plant and equipment in the year 2023.

The useful economic life of property plant and equipment is as follows:
- Office equipment and furniture:  2 to 5 years
- Production masks  5 years
- Production tools  3 years
- Licenses  3 years
- Software  1 year

### Note 14.    Intangible assets

Intangible assets and future amortization expenses consisted of the following:

| USD'000 | As at December 31, 2023 | As at December 31, 2022 |
|---|---|---|
| *Intangible assets not subject to amortization:* | | |
| Cryptocurrencies | 96 | 96 |
| | | |
| *Intangible assets subject to amortization:* | | |
| Trademarks | 149 | 136 |
| Patents | 2,281 | 2,281 |
| License agreements | 12,132 | 11,195 |
| Other intangibles | 6,933 | 6,393 |
| Total intangible assets gross | 21,591 | 20,101 |
| | | |
| *Accumulated amortization for:* | | |
| Trademarks | (149) | (136) |
| Patents | (2,281) | (2,281) |
| License agreements | (12,132) | (11,193) |
| Other intangibles | (6,933) | (6,393) |
| Total accumulated amortization | (21,495) | (20,003) |
| Total intangible assets subject to amortization, net | - | 2 |
| **Total intangible assets, net** | **96** | **98** |
| Amortization charge from continuing operations for the year | 1 | 69 |

The amortization charge from continuing operations for the year 2021 was USD 72,872.

Intangible assets not subject to amortization are made up of a balance of USD 96,164 in cryptocurrencies acquired in the normal course of business to allow the Group to make purchases in cryptocurrencies. The cryptocurrency balance was initially recorded at cost. The Group did not identify any impairment factors in the year ended December 31, 2023. Therefore, no impairment losses were recorded in the year ended December 31, 2023 and the balance as at December 31, 2023 remains USD 96,164.

The useful economic life of intangible assets is as follow:
- Trademarks:         5 to 10 years
- Patents:            5 to 10 years
- License agreements:  3 to 5 years
- Other intangibles:   3 to 10 years

All intangible assets subject to amortization were fully amortized as at December 31, 2023, therefore there are no amortization charges expected in future years.

### Note 15.    Leases

WISeKey has historically entered into a number of lease arrangements under which it is the lessee. As at December 31, 2023, WISeKey holds nine operating leases, and one short-term lease. The short-term leases and operating leases relate to premises and office equipment. We do not sublease. All of our operating leases include multiple optional renewal periods which are not reasonably certain to be exercised.

In the years 2023, 2022, and 2021 we recognized rent expenses associated with our leases as follows:

| | 12 months ended December 31, | | |
| USD'000 | 2023 | 2022 | 2021 |
|---|---|---|---|
| *Finance lease cost:* | | | |
| Amortization of right-of-use assets | - | 33 | 68 |
| Interest on lease liabilities | - | 1 | 7 |
| | | | |
| *Operating lease cost:* | | | |
| Fixed rent expense | 668 | 587 | 695 |
| Short-term lease cost | - | 2 | 7 |
| **Net lease cost from continuing operations** | **668** | **623** | **777** |
| Lease cost - Cost of sales | - | - | - |
| Lease cost - General & administrative expenses | 668 | 623 | 777 |
| **Net lease cost from continuing operations** | **668** | **623** | **777** |

In the years 2023 and 2022, we had the following cash and non-cash activities associated with our leases:

| | As at December 31, | As at December 31, |
| USD'000 | 2023 | 2022 |
|---|---|---|
| *Cash paid for amounts included in the measurement of lease liabilities:* | | |
| Operating cash flows from finance leases | - | 61 |
| Operating cash flows from operating leases | 614 | 610 |
| Financing cash flows from finance leases | - | 1 |
| *Non-cash investing and financing activities :* | | |
| Net lease cost from continuing operations | 668 | 623 |
| *Additions to ROU assets obtained from:* | | |
| New operating lease liabilities | 66 | 56 |

The following table provides the details of right-of-use assets and lease liabilities as of December 31, 2023:

| | As at December 31, |
| USD'000 | 2023 |
|---|---|
| **Right-of-use assets:** | |
| Operating leases | 2,052 |
| **Total right-of-use assets** | **2,052** |
| **Lease liabilities:** | |
| Operating leases | 2,081 |
| **Total lease liabilities** | **2,081** |

As at December 31, 2023, future minimum annual lease payments were as follows:

| Year | USD'000 Operating | USD'000 Short-term | USD'000 Finance | USD'000 Total |
|---|---|---|---|---|
| 2024 | 641 | - | - | 641 |
| 2025 | 615 | - | - | 615 |
| 2026 | 561 | - | - | 561 |
| 2027 | 292 | - | - | 292 |
| 2028 and beyond | 160 | - | - | 160 |
| **Total future minimum operating and short-term lease payments** | **2,269** | **-** | **-** | **2,269** |
| Less effects of discounting | (188) | - | - | (188) |
| **Lease liabilities recognized** | **2,081** | **-** | **-** | **2,081** |

As of December 31, 2023, the weighted-average remaining lease term was 3.81 years for operating leases.

For our operating leases and because we generally do not have access to the implicit rate in the lease, we calculated an estimate rate based upon the estimated incremental borrowing rate of the entity holding the lease. The weighted average discount rate associated with operating leases as of December 31, 2023 was 4.70% and as of December 31, 2022 was 3.21%.

### Note 16.      Goodwill

We test goodwill for impairment annually on October 1st, or as and when indicators of impairment arise. As at October 1, 2023, the fair value of the net assets of the reporting unit concerned by goodwill was superior to the carrying value of the net assets and goodwill allocated. After October 1, 2023, there were no impairment indicators identified triggering a new impairment test. Therefore, no impairment loss was recorded in 2023.

Impairment reviews have been conducted for the goodwill allocated to the reporting unit ("RU) relating to the acquisition of WISeKey Semiconductors SAS in 2016. Fair value has been determined based on the income approach. Cash flows have been projected over 5 years from the date of the assessment and have been discounted at the pre-tax weighted average cost of capital. Fair value is higher than its carrying value. The WISeKey Semiconductors SAS RU has a negative carrying amount.

| USD'000 | IoT Segment | Total |
|---|---|---|
| **Goodwill balance as at December 31, 2021** | **8,317** | **8,317** |
| Goodwill acquired during the year | - | - |
| Impairment losses | - | - |
| As at December 31, 2022 | | |
|     Goodwill | 8,317 | 8,317 |
|     Accumulated impairment losses | - | - |
| **Goodwill balance as at December 31, 2022** | **8,317** | **8,317** |
| Goodwill acquired during the year | - | - |
| Impairment losses | - | - |
| As at June December 31, 2023 | | |
|     Goodwill | 8,317 | 8,317 |
|     Accumulated impairment losses | - | - |
| **Goodwill balance as at December 31, 2023** | **8,317** | **8,317** |

The assumptions included in the impairment tests require judgment, and changes to these inputs could impact the results of the calculations. Other than management's projections of future cash flows, the primary assumptions used in the impairment tests were the weighted-average cost of capital and long-term growth rates. Although the Group's cash flow forecasts are based on assumptions that are considered reasonable by management and consistent with the plans and estimates management is using to operate the underlying businesses, there are significant judgments in determining the expected future cash flows attributable to a reporting unit.

### Note 17.      Equity securities, at cost

*Investment in FOSSA SYSTEMS s.l.*

On April 8, 2021, WISeKey E.L.A. s.l. invested EUR 440,000 (USD 475,673 at historical rate) to acquire 15% of the share capital of FOSSA SYSTEMS s.l. ("**FOSSA**"), a Spanish aerospace company providing picosatellites for Low Earth Orbit (LEO) services as a vertically integrated service: from design to launch and operations.
The FOSSA investment was assessed as an equity investment without a readily determinable fair value and we elected the measurement at cost less impairment, adjusted for observable price changes for identical or similar investments of the same issuer as permitted by ASU 2016-01. As such, the FOSSA investment was initially recognized on the balance sheet at EUR 440,000 (USD 475,673 at historical rate).
As at December 31, 2023, we performed a qualitative assessment to consider potential impairment indicators. We made reasonable efforts to identify any observable transactions of identical or similar investments but did not identify any such transaction. Therefore, no impairment loss was recorded in the year to December 31, 2023, and the carrying value of the FOSSA investment as at December 31, 2023 was EUR 440,000 (USD 485,715 at closing rate).

*Warrant agreement in Tarmin*

On September 27, 2018, WISeKey purchased a warrant agreement in Tarmin Inc. ("**Tarmin**") from ExWorks Capital Fund I, L.P ("**ExWorks**"). As a result, WISeKey entered into a warrant agreement with Tarmin Inc (the "**Tarmin Warrant**"), a private Delaware company, leader in data and software-defined infrastructure to acquire 22% of common stock deemed outstanding at the time of exercise. The warrant may be exercised in parts or in full, at an exercise price of USD 0.01 per share at nominal value USD 0.0001. The purchase price of the Tarmin Warrant was USD 7 million.
The Tarmin Warrant was assessed as an equity investment without a readily determinable fair value, initially recognized on the balance sheet at USD 7 million. In 2020, we recorded an impairment loss of the full USD 7 million then carrying value of the Tarmin Warrant. Therefore, the carrying value of the Tarmin Warrant as at December 31, 2023 is USD nil.

**Note 18.**       **Equity securities, at fair value**

On March 29, 2017, the Group announced that the respective boards of directors of WISeKey and OpenLimit Holding AG (DE: O5H) ("**OpenLimit**") had decided that discussions in relation to a possible merger transaction between WISeKey and OpenLimit as previously announced on July 25, 2016 were not being further pursued. The interim financing provided by WISeKey to OpenLimit in a principal amount of EUR 750,000 was, in accordance with applicable terms of a convertible loan agreement, converted into OpenLimit Shares issued by OpenLimit out of its existing authorized share capital. The conversion price was set at 95% of the volume weighted average price ("**VWAP**") of the OpenLimit shares traded on the Frankfurt stock exchange as reported by the Frankfurt stock exchange for the ten trading days immediately preceding and including March 29, 2017. WISeKey received 2,200,000 newly issued fully fungible listed OpenLimit Shares representing – post issuance of these new shares – an 8.4% stake in OpenLimit on an issued share basis. The effective conversion ratio was EUR 0.3409 per share. The equity securities were fair valued at market price on the date of the transaction to USD 846,561.

As at December 31, 2023, OpenLimit Holding AG has gone into liquidation. As a result, WISeKey decided to write-off the investment in full, hence an expense USD 1,180 was recorded in the income statement as part of non-operating expenses in year ended December 31, 2023.

**Note 19.**       **Accounts payable**

The accounts payable balance consisted of the following:

| USD'000 | As at December 31, 2023 | As at December 31, 2022 |
|---|---|---|
| Trade creditors | 3,568 | 5,207 |
| Accounts payable to Board Members | 826 | 353 |
| Accounts payable to other related parties | 104 | 70 |
| Accounts payable to underwriters, promoters, and employees | 4,200 | 3,918 |
| Other accounts payable | 4,165 | 3,853 |
| **Total accounts payable** | **12,863** | **13,401** |

As at December 31, 2023, accounts payable to Board Members are made up of:
- a balance of CHF 386,683 (USD 459,600) payable to Carlos Moreira in relation to accrued bonus and social charges thereon (see Note 36 for detail), and
- a balance of CHF 248,480 (USD 295,337) payable to Peter Ward in relation to accrued bonus and social charges thereon (see Note 36 for detail).
- a total balance of USD 71,000 payable to other Board Members in relation to their board fee (see Note 36 for detail).

As at December 31, 2023, accounts payable to other related parties are made up of CHF 87,595 (USD 104,114) payable to (see Note 36 for detail).

Accounts payable to underwriters, promoters and employees consist primarily of payable balances to employees in relation to holidays, bonus and 13th month accruals across WISeKey.

Other accounts payable are mostly amounts due or accrued for professional services (e.g. legal, accountancy, and audit services) and accruals of social charges in relation to the accrued liability to employees.

**Note 20.**       **Notes payable**

Notes payable consisted of the following:

| USD'000 | As at December 31, 2023 | As at December 31, 2022 |
|---|---|---|
| Short-term loan | 4,085 | 4,121 |
| Short-term loan from shareholders | 79 | 75 |
| **Total notes payable** | **4,164** | **4,196** |

As at December 31, 2023, the current notes payable balance was made up of:
- a USD 4,030,000 short-term loan with ExWorks (see detail in Note 22), and
- a CHF 46,600 (USD 55,388) current portion of the Covid loans with UBS (see Note 22).

As at December 31, 2023, the short-term loan from shareholders was made up of loans from the noncontrolling shareholders of WISeKey SAARC for a total amount of USD 78,950 at closing rate (USD 75,038 as at December 31, 2022). These loans do not bear interest. See Note 36 for detail.

The weighted–average interest rate on current notes payable, excluding loans from shareholders at 0% interest rate, was respectively 10% and 10% per annum as at December 31, 2023 and December 31, 2022.

### Note 21.    Other current liabilities

Other current liabilities consisted of the following:

| USD'000 | As at December 31, 2023 | As at December 31, 2022 |
|---|---|---|
| Other tax payable | 319 | 108 |
| Customer contract liability, current | 353 | 105 |
| Other current liabilities | 160 | 196 |
| **Total other current liabilities** | **832** | **409** |

### Note 22.    Loans and line of credit

*Credit Agreement with ExWorks Capital Fund I, L.P*

On April 4, 2019, WISeCoin AG ("**WISeCoin**"), an affiliate of the Group, signed a credit agreement with ExWorks. Under this credit agreement, WISeCoin was granted a USD 4,000,000 term loan and may add up to USD 80,000 accrued interest to the loan principal, hence a maximum loan amount of USD 4,080,000. The loan bears an interest rate of 10% p.a. payable monthly in arrears. The maturity date of the arrangement was April 4, 2020, therefore all outstanding balances are classified as current liabilities in the balance sheet. ExWorks can elect to have part or all of the principal loan amount and interests paid either in cash or in WISeCoin Security Tokens (the "**WCN Token**") as may be issued by WISeCoin from time to time. As at June 30, 2019, the conversion price was set at CHF 12.42 per WCN Token based on a non-legally binding term sheet.

Under the terms of the credit agreement, WISeCoin is required to not enter into agreements that would result in liens on property, assets or controlled subsidiaries, in indebtedness other than the exceptions listed in the credit agreement, in mergers, consolidations, organizational changes except with an affiliate,  contingent and third party liabilities, any substantial change in the nature of its business, restricted payments, insider transactions, certain debt payments, certain agreements, negative pledge, asset transfer other than sale of assets in the ordinary course of business, or holding or acquiring shares and/or quotas in another person other than WISeCoin R&D. Furthermore, WISeCoin is required to maintain its existence, pay all taxes and other liabilities.

Borrowings under the line of credit are secured by first ranking security interests on all material assets and personal property of WISeCoin, and a pledge over the shares in WISeCoin representing 90% of the capital held by the Group. Under certain circumstances, additional security may be granted over the intellectual property rights of WISeCoin.

Total debt issue costs of USD 160,000 were recorded as debt discount and amortized over the duration of the loan. As at December 31, 2020, the debt discount was fully amortized.

As at December 31, 2023, the loan had not been repaid and the outstanding borrowings were USD 4,030,000, meaning that the loan is past due under the terms of the credit agreement with ExWorks.  The Group has been in contact with ExWorks regarding a potential sale of its investment in Tarmin, a company in which ExWorks is also a significant shareholder (see Note 17). It is the view of the management of the Group that the sale of the investment in Tarmin and the repayment of the credit agreement are codependent and therefore the loan will be repaid at such time as the investment is sold.  ExWorks continues to charge interest on the loan at the rate of 10% p.a.

*Loan Agreements with UBS SA*

On March 26, 2020, two members of the Group, WISeKey International Holding Ltd and WISeKey SA, entered into the Covid loans to borrow funds under the Swiss Government supported COVID-19 Credit Facility with UBS SA.  Under the terms of the Agreement, UBS has lent such Group members a total of CHF 571,500. The loans are repayable in full by March 30, 2028, as amended, being the eighth anniversary of the date of deposit of the funds by UBS. Semi-annual repayments have started since March 31, 2022, and will be spread on a linear basis over the remaining term. Full repayment of the loans is permitted at any time. The interest rate is determined by Swiss COVID-19 Law and currently the Covid loans carry an interest rate of 0%.  There were no fees or costs attributed to the Covid loans and as such there is no debt discount of debt premium associated with the loan facility.

Under the terms of the loans, the relevant companies are required to use the funds solely to cover the liquidity requirements of the Group. In particular, the Group cannot use the funds for the distribution of dividends and directors' fees as well as the repayment of capital contributions, the granting of active loans; refinancing of private or shareholder loans; the repayment of intra-group loans; or the transfer of guaranteed loans to a group company not having its registered office in Switzerland, whether directly or indirectly linked to applicant.

During the year ended December 31, 2023, the loans accrued interest in a total amount of CHF 715 (USD 850) and WISeKey repaid CHF 232,400 out of the loans, bringing the total repayment to date to CHF 386,200 (USD 459,027 at closing rate). Therefore, as at December 31, 2023, the outstanding balance on the loans was CHF 185,300 (USD 220,243).

*Credit Agreement with L1 Capital Global Opportunities Master Fund*

On June 29, 2021, WISeKey entered into an Agreement for the Subscription of up to $22M Convertible Notes (the "**L1 Facility**") with L1 Capital Global Opportunities Master Fund ("**L1**"), pursuant to which L1 committed to grant a loan to WISeKey for up to a maximum amount of USD 22 million divided into tranches of variable sizes, during a commitment period of 24 months ending June 28, 2023. The initial tranche was agreed in the L1 Facility agreement as USD 11 million to be funded on June 29, 2021 (the "**L1 Initial Tranche**"). For the remaining facility, WISeKey has the right to request L1 to subscribe for four additional note tranches of USD 2,750,000 each or any other amount agreed between the parties, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into convertible notes of USD 100,000 each that bear interest of 6% per annum. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into WIHN Class B Shares within a period of 24 months from issuance (the "**L1 Conversion Period**"). Conversion takes place upon request by L1 during the L1 Conversion Period, but in any case no later than at the expiry of the L1 Conversion Period. Each calendar month, L1 can request conversion of up to 12.5% of the principal amount of all issued tranches at a conversion price of 95% of the lowest daily volume-weighted average price of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 5 trading days preceding the relevant conversion date, and , should L1 wish to convert more than 12.5% of the principal amount of all issued tranches in a calendar month, the conversion price for the additional converted amounts is set at the higher of (i) the Fixed Conversion price applicable to relevant tranche, and (ii) 95% of the lowest daily volume-weighted average price of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 5 trading days preceding the relevant conversion date (the "**Original L1 Conversion Price**").

Due to L1's option to convert the loan in part or in full at any time before maturity, the L1 Facility was assessed as a share-settled debt instrument with an embedded put option. In line with ASC 480-10-55-43 and ASC 480-10-55-44, because the value that L1 will predominantly receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the L1 Facility was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

Debt issue costs made up of legal expenses of USD 36,745, a commission of USD 802,500 to the placement agent, a fee of USD 220,000 to L1 representing 2% of the principal value of the initial tranche, and a subscription fee of USD 220,000 to L1 representing 2% of the principal value of the initial tranche payable in WIHN Class B Shares were due upon issuance of the Initial Tranche and recorded as a debt discount against the L1 Initial Tranche principal amount. The subscription fee was paid in WIHN Class B Shares and was fair valued at CHF 183,901 (USD 200,871) based on the market value of the shares at issuance. Upon subscription of each subsequent tranche under the L1 Facility, debt issue costs corresponding to the fair value of the L1 subscription fee payable in WIHN Class B Shares representing 2% of the principal value of the subscribed funds and an L1 fee representing 2% of the principal value of the subscribed funds will be recorded as a debt discount against each tranche.

On September 27, 2021, WISeKey and L1 entered into the First Amendment to the Subscription Agreement (the "**L1 First Amendment**"), pursuant to which WISeKey has the right to request L1 to subscribe for four "accelerated" note tranches of between USD 1 million and USD 2,750,000 each or any other amount agreed between the parties (the "**L1 Accelerated Tranches**"), at the date and time determined by WISeKey during the commitment period, subject to certain conditions. The terms and conditions of the L1 Accelerated Tranches issued under the L1 First Amendment remain the same as the terms and conditions of the L1 Facility except for the conversion price of the L1 Accelerated Tranches which is set at 90% of the lowest daily volume-weighted average price of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 10 trading days preceding the relevant conversion date, regardless of the conversion amount (the "**New L1 Conversion Price**").

On March 3 ,2022, WISeKey and L1 entered into the Second Amendment to the Subscription Agreement (the "**L1 Second Amendment**"), pursuant to which, for the remaining facility of USD 5 million, WISeKey has the right to request L1 to subscribe for five "additional accelerated" note tranches (the "**L1 Additional Accelerated Tranches**") of between USD 1 million and USD 5 million each or any other amount agreed between the parties, up until March 2, 2024, subject to certain conditions. The terms and conditions of the L1 Additional Accelerated Tranches issued under the L1 Second Amendment remain the same as the terms and conditions of the L1 Facility except for the conversion price of the L1 Additional Accelerated Tranches which is the New L1 Conversion Price.

In line with ASC 470-50-15-3, the New L1 Conversion Price under the L1 First Amendment was assessed as a change to the conversion privileges provided in the L1 Facility for the purpose of inducing conversion, whereby the New L1 Conversion Price provides a reduction of the Original L1 Conversion Price and results in the issuance of additional WIHN Class B Shares, which is governed by ASC 470-20-40. Therefore, in line with ASC 470-20-40-16 and ASC 470-20-40-17, for conversions of L1 Accelerated Tranches and L1 Additional Accelerated Tranches, we recognize the fair value of the additional shares delivered by applying the New L1 Conversion Price in comparison with the Original L1 Conversion Price as an expense to the income statement classified as debt conversion expense.

Additionally, per the terms of the L1 Facility, upon each tranche subscription under the L1 Facility and the L1 First Amendment, WISeKey granted L1 the option to acquire WIHN Class B Shares at an exercise price of the higher of (a) 1.5 times the 5-trading day volume-weighted average price of the WIHN Class B Shares on the SIX Swiss Stock Exchange immediately preceding the tranche closing date and (b) CHF 250. The number of warrants granted at each tranche subscription was calculated as 25% of the principal amount of each tranche divided by the volume-weighted average price of the trading day immediately preceding the tranche closing date. Each warrant agreement has a 3-year exercise period starting on the relevant subscription date. In line with ASC 470-20-25-2, for each subscription, the proceeds from the convertible notes with a detachable warrant were allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. When assessed as an equity instrument, the warrant agreement was fair valued at grant using the Black-Scholes model and the market price of WIHN Class B Shares on the date of the subscription. The fair value of the debt was calculated using the discounted cash flow method.

During the year to December 31, 2021, WISeKey made a total of six subscriptions for a total of USD 17 million under the L1 Facility and the L1 First Amendment. Per the terms of the L1 Facility, WISeKey issued L1 with a total of 61,576 warrants on WIHN Class B Shares at an exercise price of CHF 250. The warrant agreements were all assessed as equity instruments and were fair valued at grant at an aggregate amount of USD 479,872 using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant. For each subscription, the fair value of the debt was calculated using the discounted cash flow method then, applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host and the credit entry was booked in additional paid-in capital ("**APIC**"). The cumulated fair value of the debt for the six subscriptions was USD 17,819,019, with a cumulated debt discount in relation to warrants of USD 445,331.

In the year ended December 31, 2021, L1 converted a total of USD 8.2 million out of the L1 Initial Tranche and USD 5.3 million out of the L1 Accelerated Tranches, resulting in the delivery of a total of 237,176 WIHN Class B Shares. A debt discount charge of USD 185,528 was amortized to the income statement, a debt conversion expense of USD 325,424 was recorded in the income statement, and a total debit of USD 1,376,983 was booked to APIC on conversions as per ASC 470-02-40-4.

During the year to December 31, 2022, WISeKey made a total of six subscriptions for a total of USD 5 million under the L1 Facility and the L1 Second Amendment. Per the terms of the L1 Facility, WISeKey issued L1 with a total of 98,231 warrants on WIHN Class B Shares at an exercise price of CHF 250. The warrant agreements were all assessed as equity instruments and were fair valued at grant at an aggregate amount of USD 12,856 using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant. For each subscription, the fair value of the debt was calculated using the discounted cash flow method then, applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host and the credit entry was booked in APIC. The cumulated fair value of the debt for the six subscriptions was USD 5,171,238, with a cumulated debt discount in relation to warrants of USD 11,831.

In the year ended December 31, 2022, L1 converted a total of USD 2,8 million out of the L1 Initial Tranche, and USD 4.3 million out of the L1 Accelerated Tranches and L1 Additional Accelerated Tranches, resulting in the delivery of a total of 584,512 WIHN Class B Shares. A debt discount charge of USD 87,795 was amortized to the income statement, a debt conversion expense of USD 366,116 was recorded in the income statement, and a total debit of USD 304,019 was booked to APIC on conversions as per ASC 470-02-40-4.

As at December 31, 2022, the L1 Facility had been fully drawn. Convertible notes in an aggregate amount of USD 1,400,000 remained unconverted and the unamortized debt discount balance was USD 133,471, hence a carrying value of USD 1,266,529.

During the year ended December 31, 2023, L1 converted a total of USD 1.2 million out of the L1 Additional Accelerated Tranches, resulting in the delivery of a total of 145,975 WIHN Class B Shares. A debt discount charge of USD 16,094 was amortized to the income statement, a debt conversion expense of USD 177,209 was recorded in the income statement, and a total debit of USD 69,560 was booked to APIC on conversions as per ASC 470-02-40-4.

As at December 31, 2023, convertible notes in an aggregate amount of USD 200,000 remained unconverted and the unamortized debt discount balance was USD 9,728, hence a carrying value of USD 190,272.

### *Credit Agreement with Anson Investments Master Fund LP*

On June 29,2021, WISeKey entered into an Agreement for the Issuance and Subscription of Convertible Notes (the "**Anson Facility**") with Anson Investments Master Fund LP ("**Anson**"), pursuant to which Anson committed to grant a loan to WISeKey for up to a maximum amount of USD 22 million divided into tranches of variable sizes, during a commitment period of 24 months ending June 28, 2023. The initial tranche was agreed in the Anson Facility agreement as USD 11 million to be funded on June 29, 2021 (the "**Anson Initial Tranche**"). For the remaining facility, WISeKey has the right to request Anson to subscribe for four additional note tranches of USD 2,750,000 each or any other amount agreed between the parties, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into convertible notes of USD 100,000 each that bear interest of 6% per annum. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into WIHN Class B Shares within a period of 24 months from issuance (the "**Anson Conversion Period**"). Conversion takes place upon request by Anson during the Anson Conversion Period, but in any case no later than at the expiry of the Anson Conversion Period. Each calendar month, Anson can request conversion of up to 12.5% of the principal amount of all issued tranches at a conversion price of 95% of the lowest daily volume-weighted average price of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 5 trading days preceding the relevant conversion date, and, should Anson wish to convert more than 12.5% of the principal amount of all issued tranches in a calendar month, the conversion price for the additional converted amounts is set at the higher of (i) the Fixed Conversion price applicable to relevant tranche, and (ii) 95% of the lowest daily volume-weighted average price of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 5 trading days preceding the relevant conversion date (the "**Original Anson Conversion Price**").

Due to Anson's option to convert the loan in part or in full at any time before maturity, the Anson Facility was assessed as a share-settled debt instrument with an embedded put option. In line with ASC 480-10-55-43 and ASC 480-10-55-44, because the value that Anson will predominantly receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the Anson Facility was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

Debt issue costs made up of legal expenses of USD 4,197, a commission of USD 802,500 to the placement agent, a fee of USD 220,000 to Anson representing 2% of the principal value of the Anson Initial Tranche, and a subscription fee of USD 220,000 to Anson representing 2% of the principal value of the Anson Initial Tranche payable in WIHN Class B Shares were due upon issuance of the Anson Initial Tranche and recorded as a debt discount against the Anson Initial Tranche principal amount. The subscription fee was paid in WIHN Class B Shares and was fair valued at CHF 183,901 (USD 200,871) based on the market value of the shares at issuance. Upon subscription of each subsequent tranche under the Anson Facility, debt issue costs corresponding to the fair value of the subscription fee payable in WIHN Class B Shares representing 2% of the principal value of the subscribed funds and a fee representing 2% of the principal value of the subscribed funds will be recorded as a debt discount against each tranche.

On September 27, 2021, WISeKey and Anson entered into the Anson First Amendment, pursuant to which WISeKey has the right to request Anson to subscribe for four Anson Accelerated Tranches of between USD 1 million and USD 2,750,000 each or any other amount agreed between the parties, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. The terms and conditions of the Anson Accelerated Tranches issued under the Anson First Amendment remain the same as the terms and conditions of the Anson Facility except for the conversion price of the Anson Accelerated Tranches which is set at 90% of the lowest daily volume-weighted average price of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 10 trading days preceding the relevant conversion date, regardless of the conversion amount (the "**New Anson Conversion Price**").

In line with ASC 470-50-15-3, the New Anson Conversion Price under the Anson First Amendment was assessed as a change to the conversion privileges provided in the Anson Facility for the purpose of inducing conversion, whereby the New Anson Conversion Price provides a reduction of the Original Anson Conversion Price and results in the issuance of additional WIHN Class B Shares, which is governed by ASC 470-20-40. Therefore, in line with ASC 470-20-40-16 and ASC 470-20-40-17, for conversions of Anson Accelerated Tranches, we recognize the fair value of the additional shares delivered by applying the New Anson Conversion Price in comparison with the Original Anson Conversion Price as an expense to the income statement classified as debt conversion expense.

Additionally, per the terms of the Anson Facility, upon each tranche subscription under the Anson Facility and the Anson First Amendment, WISeKey granted Anson the option to acquire WIHN Class B Shares at an exercise price of the higher of (a) 1.5 times the 5-trading day volume-weighted average price of the WIHN Class B Shares on the SIX Swiss Stock Exchange immediately preceding the tranche closing date and (b) CHF 250. The number of warrants granted at each tranche subscription was calculated as 25% of the principal amount of each tranche divided by the volume-weighted average price of the trading day immediately preceding the tranche closing date. Each warrant agreement has a 3-year exercise period starting on the relevant subscription date. In line with ASC 470-20-25-2, for each subscription, the proceeds from the convertible notes with a detachable warrant were allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. When assessed as an equity instrument, the warrant agreement was fair valued at grant using the Black-Scholes model and the market price of WIHN Class B Shares on the date of the subscription. The fair value of the debt was calculated using the discounted cash flow method.

During the year ended December 31, 2021, WISeKey made a total of three subscriptions for a total of USD 16.5 million under the Anson Facility and the Anson First Amendment. Per the terms of the Anson Facility, WISeKey issued Anson with a total of 56,437 warrants on WIHN Class B Shares at an exercise price of CHF 5. The warrant agreements were all assessed as equity instruments and were fair valued at grant at an aggregate amount of USD 480,046 using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant. For each subscription, the fair value of the debt was calculated using the discounted cash flow method then, applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host and the credit entry was booked in APIC. The cumulated fair value of the debt for the three subscriptions was USD 17,000,080, with a cumulated debt discount in relation to warrants of USD 453,095.
During the year ended December 31, 2021, Anson converted a total of USD 9.8 million out of the Anson Initial Tranche, resulting in the delivery of a total of 164,565 WIHN Class B Shares. A debt discount charge of USD 248,449 was amortized to the income statement, and a total debit of USD 1,182,876 was booked to APIC on conversions as per ASC 470-02-40-4.

During the year ended December 31, 2022, WISeKey did not make any new subscriptions under the Anson Facility.
During the year ended December 31, 2022, Anson converted a total of USD 1.2 million out of the Anson Initial Tranche, and USD 5.5 million out of the Anson Accelerated Tranches, resulting in the delivery of a total of 287,033 WIHN Class B Shares. A debt discount charge of USD 79,707 was amortized to the income statement, a debt conversion expense of USD 460,956 was recorded in the income statement, and a total debit of USD 222,195 was booked to APIC on conversions as per ASC 470-02-40-4.

During the year ended December 31, 2023, WISeKey made four subscriptions under the Anson Facility and the Anson Second Amendment as follows:
-   On February 3, 2023, an Anson Additional Accelerated Tranche for convertibles notes in the amount USD 500,000. The funds were received on February 7, 2023. On February 3, 2023, in line with the terms of the Anson Facility, WISeKey issued Anson with 10,672 warrants on WIHN Class B Shares at an exercise price of CHF 250.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD nil using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant of CHF 11.025. The fair value of the debt was calculated using the discounted cash flow method as USD 481,711.
-   On March 1, 2023, an Anson Additional Accelerated Tranche for convertibles notes in the amount USD 1,000,000. The funds were received on March 2, 2023. On March 1, 2023, in line with the terms of the Anson Facility, WISeKey issued Anson with 18,704 warrants on WIHN Class B Shares at an exercise price of CHF 250.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD nil using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant of CHF 12.375. The fair value of the debt was calculated using the discounted cash flow method as USD 963,627.
-   On April 27, 2023, an Anson Additional Accelerated Tranche for convertibles notes in the amount USD 1,000,000. The funds were received on April 28, 2023. On April 27, 2023, in line with the terms of the Anson Facility, WISeKey issued Anson with 19,689 warrants on WIHN Class B Shares at an exercise price of CHF 250.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD nil using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant of CHF 11.275. The fair value of the debt was calculated using the discounted cash flow method as USD 962,885.
-   On June 15, 2023, an Anson Additional Accelerated Tranche for convertibles notes in the amount USD 1,000,000. The funds were received on June 15, 2023. On June 15, 2023, in line with the terms of the Anson Facility, WISeKey issued Anson with

23,339 warrants on WIHN Class B Shares at an exercise price of CHF 250.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD nil using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant of CHF 9.70. The fair value of the debt was calculated using the discounted cash flow method as USD 963,246.

During the year ended December 31, 2023, Anson converted a total of USD 3.5 million out of the Anson Additional Accelerated Tranches, resulting in the delivery of a total of 558,213 WIHN Class B Shares. A debt discount charge of USD 33,695 was amortized to the income statement, a debt conversion expense of USD 385,035 was recorded in the income statement, and a total credit of USD 68,730 was booked to APIC on conversions as per ASC 470-02-40-4.

As at December 31, 2023, all convertible notes had been converted, hence a USD nil carrying value. At the end of the official commitment period on June 28, 2023, the outstanding Anson Facility available was USD 2 million which management believes may be the subject of a later amendment.

***Production Capacity Investment Loan Agreement***

In November 2022, WISeKey entered into a loan agreement with a third-party client to borrow funds for the purpose of increasing their production capacity. Under the terms of the Agreement, the client has lent to WISeKey a total of USD 2,000,000. The loan will be reimbursed by way of a volume rebate against future sales volumes from the WISeKey Semiconductors group to the client during the period from July 1, 2023, through to December 31, 2025. The volume rebate is based upon quarterly sales volumes in excess of a base limit on a yearly projected basis. Any amount still outstanding as at December 31, 2025 falls due for repayment on this date. The loan does not bear any interest and there were no fees or costs attributed to the loan.

An unamortized debt discount totaling USD 511,128 was calculated and booked to APIC in 2022. WISeKey had not repaid any amount as at December 31, 2022, and no debt discount charge was recorded to the income statement in 2022. As at December 31, 2022, the loan balance was USD 2 million and the unamortized debt discount balance was USD 511,128, leaving a carrying value of USD 1,488,872.

As of December 31, 2023, WISeKey has not repaid any amount. The Group recorded a debt discount amortization expense of USD 164,924 in the year 2023. Therefore, as at December 31, 2023, the loan balance remains USD 2 million with an unamortized debt discount balance of USD 346,204, thus leaving a carrying value of USD 1,653,796.

***Share Purchase Agreement with L1 Capital Global Opportunities Master Fund***

On July 11, 2023, the Group entered into a Securities Purchase Agreement (the "**L1 SPA**") with L1 pursuant to which L1 may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 4% Discount Convertible Promissory Notes (the "**L1 Notes**"). The L1 Notes shall have a 24-month maturity and bear interest at a rate of 4% per annum, subject to adjustment. The L1 Notes will be convertible into ordinary shares of SEALSQ Corp, partially or in full, at an initial conversion price equal to the lesser of (i) USD 30 per ordinary share and (ii) 92% of the lowest daily volume weighted average price of the ordinary shares during the ten trading days immediately preceding the notice of partial or full conversion of the L1 Note, with a floor price of USD 2.50.

Due to L1's option to convert the loan in part or in full at any time before maturity, the L1 SPA was assessed as a share-settled debt instrument with an embedded put option. In line with ASC 480-10-55-43 and ASC 480-10-55-44, because the value that L1 will predominantly receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the L1 SPA was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

Additionally, per the terms of the L1 SPA, upon each tranche closing under the L1 SPA, SEALSQ will grant L1 the option to acquire ordinary shares of SEALSQ at an initial exercise price of USD 30, which may reset at 120% of the closing VWAP on the six-month anniversary of the tranche closing date. The number of warrants granted at each tranche subscription is calculated as 30% of the principal amount of each tranche divided by the VWAP of the ordinary shares of SEALSQ on the trading day immediately preceding the tranche closing date. Each warrant agreement has a 5-year exercise period starting on the relevant tranche closing date. In line with ASC 470-20-25-2, for each tranche closing, the proceeds from the convertible notes with a detachable warrant were allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. When assessed as an equity instrument, the warrant agreement is fair valued at grant using the Black-Scholes model and the market price of the ordinary shares on the tranche closing date. The fair value of the debt is calculated using the discounted cash flow method.

The first tranche of USD 5 million was funded on July 12, 2023. SEALSQ issued to L1 (i) a Senior Original Issue 4% Discount Convertible Promissory Note of USD 5 million (the "**First L1 Note**"), convertible into SEALSQ's ordinary shares, and (ii) 122,908 warrants on the ordinary shares of SEALSQ with a 5-year maturity (the "**First Tranche Warrant**"). SEALSQ also created a capital reserve of 8,000,000 ordinary shares from its duly authorized ordinary shares for issuance under the First L1 Note and the First Tranche Warrant. Debt issue costs made up of legal expenses totaling USD 114,832 and a commission of USD 250,000 to the placement agent were due upon issuance of the First L1 Note, and a fee of USD 200,000 representing 4% of the principal value of the First L1 Note was paid to L1 at closing.

The First Tranche Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 632,976 using the Black-Scholes model and the market price of the ordinary shares of SEALSQ on the date of grant of USD 11.42. The fair value of the debt was calculated using the discounted cash flow method as USD 4,987,363. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 563,112, with the credit entry recorded

in APIC, and the debt issue costs created a debt discount on the debt host in the amount of USD 323,744 and a debit to APIC of USD 41,088. Including the fee paid to L1, a total debt discount of USD 1,086,856 was recorded against the First L1 Note's principal amount.

During the year ended December 31, 2023, L1 converted a total of USD 4 million of the First L1 Note, resulting in the delivery of a total of 3,940,630 ordinary shares of SEALSQ. A debt discount charge of USD 210,290 was amortized to the income statement and unamortized debt discounts totaling USD 705,572 were booked to APIC on conversions in line with ASC 470-02-40-4.

As at December 31, 2023, the outstanding L1 SPA available was USD 5 million, the unconverted balance on the First L1 Note was USD 1 million and the unamortized debt discount balance was USD 170,994, hence a carrying value of USD 829,006.

### Share Purchase Agreement with Anson Investments Master Fund

On July 11, 2023, the Group entered into a Securities Purchase Agreement (the "**Anson SPA**") with Anson, pursuant to which Anson may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 4% Discount Convertible Promissory Notes (the "**Anson Notes**"). The Anson Notes shall have a 24-month maturity and bear interest at a rate of 4% per annum, subject to adjustment. The Anson Notes will be convertible into ordinary shares of SEALSQ Corp, partially or in full, at an initial conversion price equal to the lesser of (i) USD 30 per ordinary share and (ii) 92% of the lowest daily volume weighted average price of the ordinary shares during the ten trading days immediately preceding the notice of partial or full conversion of the Note, with a floor price of USD 2.50.

Due to Anson's option to convert the loan in part or in full at any time before maturity, the Anson SPA was assessed as a share-settled debt instrument with an embedded put option. In line with ASC 480-10-55-43 and ASC 480-10-55-44, because the value that Anson will predominantly receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the Anson SPA was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

Additionally, per the terms of the Anson SPA, upon each tranche closing under the Anson SPA, SEALSQ will grant Anson the option to acquire ordinary shares of SEALSQ at an initial exercise price of USD 30, which may reset at 120% of the closing VWAP on the six-month anniversary of the tranche closing date. The number of warrants granted at each tranche subscription is calculated as 30% of the principal amount of each tranche divided by the VWAP of the ordinary shares of SEALSQ on the trading day immediately preceding the tranche closing date. Each warrant agreement has a 5-year exercise period starting on the relevant tranche closing date. In line with ASC 470-20-25-2, for each tranche closing, the proceeds from the convertible notes with a detachable warrant were allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. When assessed as an equity instrument, the warrant agreement is fair valued at grant using the Black-Scholes model and the market price of the ordinary shares on the tranche closing date. The fair value of the debt is calculated using the discounted cash flow method.

The first tranche of USD 5 million was funded on July 12, 2023. SEALSQ issued to Anson (i) a Senior Original Issue 4% Discount Convertible Promissory Note of USD 5 million (the "**First Anson Note**"), convertible into SEALSQ's ordinary shares, and (ii) 122,908 warrants on the ordinary shares of SEALSQ with a 5-year maturity (the "**First Tranche Warrant**"). SEALSQ also created a capital reserve of 8,000,000 ordinary shares from its duly authorized ordinary shares for issuance under the First Anson Note and the First Tranche Warrant. Debt issue costs made up of legal expenses totaling USD 64,832 and a commission of USD 250,000 to the placement agent were due upon issuance of the First Anson Note, and a fee of USD 200,000 representing 4% of the principal value of the First Anson Note was paid to Anson at closing.

The First Tranche Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 632,976 using the Black-Scholes model and the market price of the ordinary shares of SEALSQ on the date of grant of USD 11.42. The fair value of the debt was calculated using the discounted cash flow method as USD 4,987,363. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 563,112, with the credit entry recorded in APIC, and the debt issue costs created a debt discount on the debt host in the amount of USD 279,375 and a debit to APIC of USD 35,457. Including the fee paid to Anson, a total debt discount of USD 1,042,487 was recorded against the First Anson Note's principal amount.

During the year ended December 31, 2023, Anson converted a total of USD 4,175,000 of the First Anson Note, resulting in the delivery of a total of 3,996,493 ordinary shares of SEALSQ. A debt discount charge of USD 198,984 was amortized to the income statement and unamortized debt discounts totaling USD 708,062 were booked to APIC on conversions in line with ASC 470-02-40-4.

Additionally, on July 10, 2023, the Group issued 8,184 new ordinary shares of SEALSQ to Anson as a result of a share ledger correction, thus a total delivery for the year of 4,004,677 ordinary shares.

As at December 31, 2023, the outstanding Anson SPA available was USD 5 million, the unconverted balance on the First Anson Note was USD 825,000 and the unamortized debt discount balance was USD 135,441, hence a carrying value of USD 689,559.

### Note 23.      Employee benefit plans

*Defined benefit post-retirement plan*

The Group maintains three pension plans: one maintained by WISeKey SA and one by WISeKey International Holding Ltd, both covering its employees in Switzerland, as well as one maintained by WISeKey Semiconductors SAS covering WISeKey's French employees.

All plans are considered defined benefit plans and accounted for in accordance with ASC 715 Compensation – Retirement Benefits. This model allocates pension costs over the service period of employees in the plan. The underlying principle is that employees render services ratably over this period, and therefore, the income statement effects of pensions should follow a similar pattern. ASC 715 requires recognition of the funded status or difference between the fair value of plan assets and the projected benefit obligations of the pension plan on the balance sheet, with a corresponding adjustment recorded in the net loss. If the projected benefit obligation exceeds the fair value of the plan assets, then that difference or unfunded status represents the pension liability.

The Group records net service cost as an operating expense and other components of defined benefit plans as a non-operating expense in the statement of comprehensive loss.

The liabilities and annual income or expense of the pension plan are determined using methodologies that involve several actuarial assumptions, the most significant of which are the discount rate and the long-term rate of asset return (based on the market-related value of assets). The fair value of plan assets is determined based on prevailing market prices.

The defined benefit pension plan maintained by WISeKey Semiconductors SAS, and their obligations to employees in terms of retirement benefits, is limited to a lump sum payment based on remuneration and length of service, determined for each employee. The plan is not funded.

The pension liability calculated as at December 31, 2023 is based on annual personnel costs and assumptions as of December 31, 2023.

| Personnel Costs<br>USD'000 | As at December 31,<br>2023 | As at December 31,<br>2022 | As at December 31,<br>2021 |
|---|---|---|---|
| Wages and Salaries | 12,507 | 12,401 | 12,208 |
| Social security contributions | 3,611 | 3,123 | 3,320 |
| Net service costs | 449 | 422 | 671 |
| Other components of defined benefit plans, net | (45) | 14 | (78) |
| **Total** | **16,522** | **15,960** | **16,121** |

| | As at December 31, | | | | | |
|---|---|---|---|---|---|---|
| **Assumptions** | **2023** | **2023** | **2022** | **2022** | **2021** | **2021** |
| | **France** | **Switzerland** | **France** | **Switzerland** | **France** | **Switzerland** |
| Discount rate | 3.05% | 1.52% | 3.65% | 2.25% | 0.75% | 0.33% |
| Expected rate of return on plan assets | n/a | 3.04% | n/a | 3.00% | n/a | 1.50% |
| Salary increases | 3% | 2% | 3% | 1.50% | 3% | 1.50% |

For WISeKey SA and WISeKey International Holding Ltd's funded plans, the expected long-term rate of return on assets is based on the pension fund's asset allocation.

As at December 31, 2023 and December 31, 2022 the Group's accumulated benefit obligation amounted respectively to USD 13,879,000 and USD 11,665,000.

**Reconciliation to Balance Sheet start of year**
**USD'000**

| Fiscal year | 2023 | 2022 | 2021 |
|---|---|---|---|
| | | | |
| Fair value of plan assets | (10,108) | (12,169) | (12,332) |
| Projected benefit obligation | 11,867 | 16,938 | 19,100 |
| **Surplus/deficit** | **1,759** | **4,769** | **6,768** |
| **Opening balance sheet liability / (asset) (funded status)** | **1,759** | **4,769** | **6,768** |
| | | | |
| **Reconciliation of benefit obligation during the year** | | | |
| Projected benefit obligation at start of year | 11,867 | 16,938 | 19,100 |
| Net service cost | 237 | 213 | 263 |
| Interest expense | 279 | 52 | 29 |
| Plan participant contributions | 98 | 98 | 153 |
| Net benefits paid to participants | (100) | (2,225) | (278) |
| Prior service costs | (19) | - | (123) |
| Actuarial losses / (gains) | 606 | (2,892) | (1,407) |
| Curtailment & Settlement | - | - | (194) |
| Currency translation adjustment | 1,175 | (317) | (605) |
| **Projected benefit obligation at end of year** | **14,143** | **11,867** | **16,938** |
| | | | |
| **Reconciliation of plan assets during year** | | | |
| Fair value of plan assets at start of year | (10,108) | (12,169) | (12,332) |
| Employer contributions paid over the year | (184) | (190) | (263) |
| Plan participant contributions | (98) | (98) | (153) |
| Net benefits paid to participants | 78 | 2,201 | 162 |
| Interest income | (311) | (157) | (177) |
| Return in plan assets, excl amounts included in net interest | 501 | 82 | 224 |
| Currency translation adjustment | (1,020) | 223 | 370 |
| **Fair value of plan assets at end of year** | **(11,142)** | **(10,108)** | **(12,169)** |
| | | | |
| **Reconciliation to balance sheet end of year** | | | |
| Fair value of plan assets | (11,142) | (10,108) | (12,169) |
| Defined benefit obligation - funded plans | 14,143 | 11,867 | 16,938 |
| **Surplus/deficit** | **3,001** | **1,759** | **4,769** |
| | | | |
| **Closing balance sheet liability / (asset) (funded status)** | **3,001** | **1,759** | **4,769** |

**Movement in Funded Status**
**USD'000**

| Fiscal year | 2023 | 2022 | 2021 |
|---|---|---|---|
| **Opening balance sheet liability (funded status)** | **1,759** | **4,769** | **6,768** |
| | | | |
| Net service cost | 237 | 213 | 263 |
| Net interest cost / (credit) | (32) | (105) | (148) |
| Amortization of net (gain) / loss | - | 152 | 270 |
| Amortization of prior service cost / (credit) | (26) | (28) | (12) |
| Settlement / curtailment cost / (credit) | - | - | (194) |
| Currency translation adjustment | (2) | (5) | 6 |
| **Total net periodic benefit cost / (credit)** | **177** | **227** | **185** |
| | | | |
| Actuarial (gain) / loss on liabilities from changes to financial assumptions | 1,005 | (3,001) | (420) |
| Actuarial (gain) / loss on liabilities from changes to demographic assumptions | - | - | (645) |
| Actuarial (gain) / loss on liabilities due to experience | (399) | 109 | (342) |
| Return in plan assets, excl. amounts included in net interest | 501 | 82 | 224 |
| Prior service cost / (credit) | (19) | - | (123) |
| Amortization of net (gain) / loss | - | (152) | (270) |
| Amortization of prior service cost / (credit) | 26 | 28 | 12 |
| Currency translation adjustment | 37 | 0 | (8) |
| **Total (gain) / loss recognized via other comprehensive income** | **1,151** | **(2,934)** | **(1,572)** |
| | | | |
| Employer contributions paid in the year | (184) | (190) | (263) |
| Cashflow required to pay benefit payments | (22) | (24) | (116) |
| **Total cashflow** | **(206)** | **(214)** | **(379)** |
| | | | |
| Currency translation adjustment | 120 | (89) | (233) |
| **Closing balance sheet liability (funded status)** | **3,001** | **1,759** | **4,769** |
| | | | |
| **Reconciliation of unrecognized (gain) / loss** | | | |
| Unrecognized (gain) / loss at beginning of year | (338) | 2,651 | 4,237 |
| Amortization during the year | - | (152) | (270) |
| Actuarial (gain) / loss on liabilities | 606 | (2,892) | (1,407) |
| Actuarial (gain) / loss on assets | 535 | 82 | 224 |
| Currency translation adjustment | (8) | (27) | (133) |
| **Unrecognized (gain) / loss at year-end** | **795** | **(338)** | **2,651** |
| | | | |
| **Reconciliation of unrecognized prior service cost / (credit)** | | | |
| Unrecognized prior service cost / (credit) at beginning of year | (503) | (537) | (440) |
| Prior service cost for the current period | (19) | - | (123) |
| Amortization during the year | 26 | 28 | 12 |
| Currency translation adjustment | (46) | 6 | 14 |
| **Unrecognized prior service cost / (credit) at year-end** | **(542)** | **(503)** | **(537)** |
| | | | |
| **Amounts recognized in accumulated other comprehensive income** | | | |
| Net loss / (gain) | 795 | (338) | 2,651 |
| Prior service cost / (credit) | (542) | (503) | (537) |
| **Deficit** | **253** | **(841)** | **2,114** |
| | | | |
| **Estimated amount to be amortized from accumulated other comprehensive income into net periodic benefit cost / (credit) over next fiscal year** | | | |
| Net loss / (gain) | - | 152 | 270 |
| Prior service cost / (credit) | (26) | (28) | (12) |

All of the assets are held under the collective contract by the plan's re-insurer company and are invested in a mix of Swiss and International bond and equity securities. In line with ASC 820's three-tier fair value hierarchy, pension assets belong to the fair value level 2.

The table below shows the breakdown of expected future contributions payable to the Plan :

| Period USD'000 | Switzerland | France |
|---|---|---|
| 2024 | 418 | 38 |
| 2025 | 410 | - |
| 2026 | 2,270 | 53 |
| 2027 | 632 | 52 |
| 2028 | 543 | 42 |
| 2029 to 2033 | 3,024 | 347 |

The Group expects to make contributions of approximately USD 235,000 in 2024.

There are no plan assets expected to be returned to the employer during the 12-month period following December 31, 2023.

## Note 24. Commitments and contingencies

*Lease commitments*

The future payments due under leases are shown in Note 15.

*Guarantees*

Our software and hardware product sales agreements generally include certain provisions for indemnifying customers against liabilities if our products infringe a third party's intellectual property rights. Certain of our product sales agreements also include provisions indemnifying customers against liabilities in the event we breach confidentiality or service level requirements. It is not possible to determine the maximum potential amount under these indemnification agreements due to our lack of history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. To date, we have not incurred any costs as a result of such indemnifications and have not accrued any liabilities related to such obligations in our consolidated financial statements.

## Note 25. Stockholders' equity

Stockholders' equity consisted of the following:

| WISeKey International Holding Ltd | As at December 31, 2023 | | As at December 31, 2022 | |
|---|---|---|---|---|
| **Share Capital** | *Class A Shares* | *Class B Shares* | *Class A Shares* | *Class B Shares* |
| Par value per share (in CHF) | 0.25 | 2.50 | 0.25 | 2.50 |
| Share capital (in USD) | 400,186 | 8,170,070 | 400,186 | 5,334,177 |
| *Per Articles of association and Swiss capital categories* Conditional Share Capital - Total number of conditional shares(1) | 400,000 | 1,500,000 | 400,000 | 1,042,000 |
| Total number of fully paid-in shares | 1,600,880 | 3,076,150 | 1,600,880 | 2,005,890 |
| *Per US GAAP* | - | - | - | - |
| Total number of authorized shares | 2,000,880 | 6,194,267 | 2,000,880 | 3,548,392 |
| Total number of fully paid-in issued shares(1) | 1,600,880 | 3,076,150 | 1,600,880 | 2,005,890 |
| Total number of fully paid-in outstanding shares(1) | 1,600,880 | 2,954,097 | 1,600,880 | 1,996,745 |
| Par value per share (in CHF) | 0.25 | 2.50 | 0.25 | 2.50 |
| Share capital (in USD) | 400,186 | 8,170,070 | 400,186 | 5,334,177 |
| **Total share capital (in USD)** | **8,570,256** | | **5,734,363** | |
| **Treasury Share Capital** | | | | |
| Total number of fully paid-in shares held as treasury shares | - | 122,053 | - | 9,145 |
| Treasury share capital (in USD) | - | 691,280 | - | 370,744 |
| **Total treasury share capital (in USD)** | **-** | **691,280** | **-** | **370,744** |

(1) Conversions of conditional capital that were not registered with the commercial register as of December 31, 2023 are not deducted from the total number of conditional shares, i.e. the number shown is as if the issues had not taken place.

In line with the revised provisions of Swiss corporate law effective January 1, 2023, shareholders approved, at WISeKey's Annual General Meeting of Shareholders (AGM) in June 2023, the introduction of a capital band ranging from 90 percent to 150 percent of the issued share capital entered in the commercial register at that time. The capital band replaced 500,000 Class B Shares of authorized capital outstanding as of December 31, 2022, which no longer exist under the revised law. Within this capital band, the Board of Directors is authorized to increase or reduce the share capital once or several times until June 21, 2028, or until an earlier expiry of the capital band.

In the years to December 31, 2023 and 2022 respectively, WISeKey purchased a total of 300,202 treasury shares (including 202 shares from the repurchase of fractional shares from the reverse stock split) and 2,707 treasury shares at an average purchase price of USD 2.71 and USD 37 per share, and sold a total of 187,294 and 137,597 treasury shares at an average sale price of USD 9.33 and USD 31.5 per share.

### *Share buyback program*

On July 9, 2019, the Group started a share buyback program on the SIX Swiss Exchange to buy back Class B Shares up to a maximum 10% of the share capital and 5.35% of the voting rights. In compliance with Swiss Law, at no time will the group hold more than 10% of its own registered shares. The share buyback program ended on July 8, 2022.
As at December 31, 2023, WISeKey's treasury share balance included 8,347 Class B Shares purchased through the share buyback program.

### *Voting rights*

Each share carries one vote at a general meeting of shareholders, irrespective of the difference in par value of Class A Shares (CHF 0.25 per share) and Class B Shares (CHF 2.50 per share).  Our Class A Shares have a lower par value (CHF 0.25) than our Class B Shares (CHF 2.50) but have same voting right as the higher par value Class B Shares, namely one (1) vote per share.  This means that, relative to their respective per share contribution to the share capital, the holders of our Class A Shares have a greater relative per share voting power than the holders of our Class B Shares for matters that require approval on the basis of a specified majority of shares present at the shareholders meeting.
Shareholder resolutions and elections (including elections of members of the board of directors) require the affirmative vote of an absolute majority of the votes represented (in person or by proxy) at a general meeting of shareholders (each Class A Share and each Class B Share having one vote), unless otherwise stipulated by law or our Articles. The following matters require approval by a majority of the par value of the shares represented at the general meeting (each Class A Share having a par value of CHF 0.25 per share and each Class B Share having a par value of CHF 2.50 per share):
- electing our auditor;
- appointing an expert to audit our business management or parts thereof;
- adopting any resolution regarding the instigation of a special investigation; and
- adopting any resolution regarding the initiation of a derivative liability action.

In addition, under Swiss corporation law and our Articles, approval by two-thirds of the shares represented at the meeting, and by the absolute majority of the par value of the shares represented is required for:
- amending our corporate purpose;
- creating or cancelling shares with preference rights;
- restricting the transferability of registered shares;
- restricting the exercise of the right to vote or the cancellation thereof;
- creating authorized or conditional share capital;
- increasing the share capital out of equity, against contributions in kind or for the purpose of acquiring specific assets and granting specific benefits;
- limiting or withdrawing shareholder's pre-emptive rights;
- relocating our registered office;
- converting registered shares into bearer shares and vice versa;
- our dissolution or liquidation; and
- transactions among corporations based on Switzerland's Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets of 2003, as amended (the "Swiss Merger Act") including a merger, demerger or conversion of a corporation.

In accordance with Swiss law and generally accepted business practices, our Articles do not provide attendance quorum requirements generally applicable to general meetings of shareholders.

Both categories of Shares confer equal entitlement to dividends and liquidation rights relative to the nominal value of the Class A Shares and the Class B Shares, respectively.

Only holders of Shares (including nominees) that are recorded in the share register as of the record date communicated in the invitation to the General Meeting are entitled to vote at a General Meeting.

Any acquirer of Shares who is not registered in the share register as a shareholder with voting rights may not vote at or participate in any General Meeting but will still be entitled to dividends and other rights with financial value with respect to such Shares.

Each holder of Class A Shares has entered into an agreement (each such agreement a "Shareholder Agreement") with WISeKey, pursuant to which such holder of Class A Shares has given the undertaking vis-à-vis WISeKey not to (i) directly or indirectly offer, sell, transfer or grant any option or contract to purchase, purchase any option or contract to sell, grant instruction rights with respect to or otherwise dispose of, or (ii) solicit any offers to purchase, otherwise acquire or be entitled to, any of his/her/its Class A Shares or any right associated therewith (collectively a "Transfer"), except if such Transfer constitutes a "Permitted Transfer", as defined hereafter. A Permitted Transfer is defined as a Transfer by a holder of Class A Share to his/her spouse or immediate family member (or a trust related to such immediate family member) or a third party for reasonable estate planning purposes, the transfer to an affiliate and any transfer following conversion of his/her/its Class A Shares into Class B Shares. Each holder of a Class A Share has the right to request that, at WISeKey's annual General Meeting, an item be included on the agenda according to which Class A Shares are, at the discretion of each holder of Class A Shares, converted into Class B Shares.

### Note 26.        Accumulated other comprehensive income

**USD'000**

| | | |
|---|---:|---:|
| **Accumulated other comprehensive income as at December 31, 2021** | | **1,407** |
| Total net foreign currency translation adjustments | (470) | |
| Total defined benefit pension adjustment | 2,934 | |
| Total reclassification adjustments under ASC 830-30-40-1 | 2,402 | |
| Total other reclassification adjustments | (338) | |
| Total other comprehensive income/(loss), net | | 4,528 |
| **Accumulated other comprehensive income as at December 31, 2022** | | **5,935** |
| Total net foreign currency translation adjustments | (743) | |
| Total defined benefit pension adjustment | (1,151) | |
| Total other comprehensive income/(loss), net | | (1,894) |
| **Accumulated other comprehensive income as at December 31, 2023** | | **4,041** |

There is no income tax expense or benefit allocated to other comprehensive income.

### Note 27.        Revenue

***Nature of goods and services***

The following is a description of the principal activities – separated by reportable segment – from which the Group generates its revenue. For more detailed information about reportable segments, see Note 33 - Segment information and geographic data.

-        IoT Segment

The IoT segment of the Group principally generates revenue from the sale of semiconductors secure chips. Although they may be sold in connection with other services of the Group, they always represent distinct performance obligations.
The Group recognizes revenue when a customer takes possession of the chips, which usually occurs when the goods are delivered. Customers typically pay once goods are delivered.

-        mPKI Segment

The mPKI Segment of the Group generates revenues from Digital Certificates, Software as a Service, Software license and Post-Contract Customer Support (PCS) for cybersecurity applications. Products and services are sold principally separately but may also be sold in bundled packages.
For bundled packages, the Group accounts for individual products and services separately if they are distinct – i.e. if a product or service is separately identified from other items in the bundled package and if a customer can benefit from it. The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. The stand-alone selling prices are determined based on the list prices when available or estimated based on the Adjusted Market Assessment approach (e.g. licenses), or the Expected Cost-Plus Margin approach (e.g., PCS).

| Product and services | Nature, timing of satisfaction of performance obligations and significant payment terms |
|---|---|
| Certificates | The Group recognizes revenue on a straight-line basis over the validity period of the certificate, which is usually one to three years. This period starts after the certificate has been issued by the Certificate Authority and may be used by the customer for authentication and signature, by checking the certificate validity against the Root of Trust which is maintained by the Group on its IT infrastructure. Customers pay for certificates when certificates are issued and invoiced. The excess of payments over recognized revenue is shown as deferred revenue. |
| SaaS | The Group's SaaS arrangement cover the provision of cloud-based certificate life-cycle-management solutions and signing and authentication solutions. The Group recognizes revenue on a straight-line basis over the service period which is usually yearly renewable. Customers usually pay ahead of quarterly or yearly service periods; the paid amounts which have not yet been recognized are shown as deferred revenue. |
| Software | The Group provides software for certificates life-cycle management and signing and authentication solutions. The Group recognizes license revenue when the software has been delivered and PCS revenue over the service period which is usually one-year renewable. Customers pay upon delivery of the software or over the PCS. |
| Implementation, integration and other services | The Group provides services to implement and integrate multi-element cybersecurity solutions. Most of the time the solution elements are off-the-shelve non-customized components which represent distinct performance obligations. Implementation and integration services are payable when rendered, while other revenue elements are payable and recognized as per their specific description in this section. WISeKey also provides hosting and monitoring of infrastructure services which are distinct performance obligations and are paid and recognized over the service period. |

*Disaggregation of revenue*

The following table shows the Group's revenues disaggregated by reportable segment and by product or service type:

| Disaggregation of revenue USD'000 | Typical payment | At one point in time | | | Over time | | | Total | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 |
| **IoT Segment** | | | | | | | | | | |
| Secure chips | Upon delivery | 30,044 | 23,198 | 16,867 | 14 | - | - | 30,058 | 23,198 | 16,867 |
| **Total IoT segment revenue** | | **30,044** | **23,198** | **16,867** | **14** | **-** | **-** | **30,058** | **23,198** | **16,867** |
| | | | | | | | | | | |
| **mPKI Segment** | | | | | | | | | | |
| Certificates | Upon issuance | - | - | - | 180 | 111 | 153 | 180 | 111 | 153 |
| Licenses and integration | Upon delivery | - | 107 | 607 | 387 | 149 | - | 387 | 256 | 607 |
| SaaS, PCS and hosting | Quarterly or yearly | - | - | - | 293 | 249 | 19 | 293 | 249 | 19 |
| **Total mPKI segment revenue** | | **-** | **107** | **607** | **860** | **509** | **172** | **860** | **616** | **779** |
| **Total revenue from continuing operations** | | **30,044** | **23,305** | **17,474** | **874** | **509** | **172** | **30,918** | **23,814** | **17,646** |

For the years ended December 31, 2023, 2022, and 2021 the Group recorded no revenues related to performance obligations satisfied in prior periods.

The following table shows the Group's revenues disaggregated by geography, based on our customers' billing addresses:

| Net sales by region | 12 months ended December 31, | | |
|---|---|---|---|
| USD'000 | 2023 | 2022 | 2021 |
| **IoT Segment** | | | |
| Switzerland | 1,436 | 751 | 406 |
| Rest of EMEA | 8,549 | 6,026 | 3,721 |
| North America | 16,531 | 13,609 | 10,631 |
| Asia Pacific | 3,466 | 2,745 | 2,062 |
| Latin America | 76 | 67 | 47 |
| **Total IoT segment revenue** | **30,058** | **23,198** | **16,867** |
| **mPKI Segment** | | | |
| Switzerland | 316 | 253 | 596 |
| Rest of EMEA | 394 | 234 | 98 |
| North America | 115 | 68 | 58 |
| Asia Pacific | - | - | - |
| Latin America | 35 | 61 | 27 |
| **Total mPKI segment revenue** | **860** | **616** | **779** |
| **Total net sales from continuing operations** | **30,918** | **23,814** | **17,646** |

*EMEA means Europe, Middle East and Africa

### *Contract assets, deferred revenue and contract liability*

Our contract assets, deferred revenue and contract liability consist of:

| USD'000 | As at December 31, 2023 | As at December 31, 2022 |
|---|---|---|
| **Trade accounts receivables** | | |
| Trade accounts receivable - IoT segment | 5,103 | 2,269 |
| Trade accounts receivable - mPKI segment | 277 | 194 |
| **Total trade accounts receivables** | **5,380** | **2,463** |
| Contract assets | - | - |
| **Total contract assets** | **-** | **-** |
| Contract liabilities - current | 353 | 105 |
| Contract liabilities - noncurrent | 3 | 8 |
| **Total contract liabilities** | **356** | **113** |
| **Deferred revenue** | | |
| Deferred revenue - mPKI segment | 241 | 197 |
| Deferred revenue - IoT segment | - | - |
| **Total deferred revenue** | **241** | **197** |
| Revenue from continuing operations recognized in the period from amounts included in the deferred revenue at the beginning of the year | 179 | 209 |

Increases or decreases in trade accounts receivable, contract assets, deferred revenue and contract liability were primarily due to normal timing differences between our performance and customer payments.

### *Remaining performance obligations*

As of December 31, 2023, approximately USD 597,000 is expected to be recognized from remaining performance obligations for mPKI and IoT contracts. We expect to recognize revenue for these remaining performance obligations during the next two years approximately as follows:

| Estimated revenue from remaining performance obligations as at December 31, 2023 | | USD'000 |
|---|---|---|
| | 2023 | 570 |
| | 2024 | 27 |
| **Total remaining performance obligation from continuing operations** | | **597** |

**Note 28.      Other operating income**

| USD'000 | 12 months ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| Accounts payable write-off | - | 1,899 | - |
| Other operating income from related parties | 119 | 66 | 71 |
| Other operating income - other | 48 | 108 | 112 |
| **Total other operating income from continuing operations** | **167** | **2,073** | **183** |

In the years 2023 and 2022, other operating income from related parties was made up of the amounts invoiced by WISeKey to the OISTE Foundation for the use of its premises and equipment (see Note 36).

**Note 29.      Stock-based compensation**

*Employee stock option plans*

The Stock Option Plan ("ESOP 1") was approved on December 31, 2007 by the stockholders of WISeKey SA, representing 2,632,500 options convertible into WISeKey SA shares with an exercise price of CHF 0.01 per share.
The Stock Option Plan ("ESOP 2") was approved on December 31, 2011 by the stockholders of WISeKey SA, representing 16,698,300 options convertible into WISeKey SA shares with an exercise price of CHF 0.01 per share.
At March 22, 2016 as part of the reverse acquisition transaction, both ESOP plans in existence in WISeKey SA were transferred to WISeKey International Holding Ltd at the same terms, with the share exchange term of 5:1 into WIHN Class B Shares.

*Grants*

In the 12 months to December 31, 2021, the Group granted a total of 2,029,821 options exercisable in WIHN Class B Shares. Each option is exercisable into one WIHN Class B Share.
The options exercisable in WIHN Class B Shares granted consisted of:
- 1,883,544 options with immediate vesting granted to employees and Board members, none of which had been exercised as of December 31, 2021;
- 16,714 options with immediate vesting granted to employees and Board members, all of which had been exercised as of December 31, 2021;
- 33,000 options vesting on May 1, 2022 granted to employees;
- 33,000 options vesting on May 1, 2023 granted to employees;
- 34,000 options vesting on May 1, 2024 granted to employees;
- 23,042 options with immediate vesting granted to external advisors and which had not been exercised as of December 31, 2021;
- 6,521 options with immediate vesting granted to external advisors, all of which had been exercised as of December 31, 2021.

In the 12 months to December 31, 2021, the Group also granted a total of 9,818,000 options exercisable in WIHN Class A Shares with immediate vesting to employees and Board members, none of which had been exercised as of December 31, 2021. Each option is exercisable into one Class A Share.

In the 12 months to December 31, 2022, the Group granted a total of 4,054,980 options exercisable in WIHN Class B Shares. Each option is exercisable into one WIHN Class B Share.
The options granted consisted of:
- 3,864,188 options with immediate vesting granted to employees and Board members, none of which had been exercised as of December 31, 2022;
- 164,271 options with immediate vesting granted to Board members, all of which had been exercised as of December 31, 2022;
- 6,600 options vesting on July 1, 2023 granted to employees;
- 6,600 options vesting on July 1, 2024 granted to employees;
- 6,800 options vesting on July 1, 2025 granted to employees;
- 6,521 options with immediate vesting granted to external advisors and which had not been exercised as of December 31, 2022;

The options granted were valued at grant date using the Black-Scholes model.
There was no grant of options on WIHN Class A Shares in the year ended December 31, 2023.

In the 12 months to December 31, 2023, the Group granted a total of 18,418 options exercisable in WIHN Class B Shares. Each option is exercisable into one WIHN Class B Share.
The options granted consisted of:
- 14,582 options with immediate vesting granted to employees and Board members, none of which had been exercised as of December 31, 2023;
- 200 options with immediate vesting granted to external advisors and which had not been exercised as of December 31, 2023; and
- 3,636 options with immediate vesting granted to external advisors, all of which had been exercised as of December 31, 2023.

The options granted were valued at grant date using the Black-Scholes model.
There was no grant of options on WIHN Class A Shares in the year ended December 31, 2023.

*Stock option charge to the income statement*

The Group calculates the fair value of options granted by applying the Black-Scholes option pricing model, using the market price of a WIHN Class B Share. Expected volatility is based on historical volatility of WIHN Class B Shares.

In the year ended December 31, 2023, a total charge of USD 177,619 was recognized in the consolidated income statement calculated by applying the Black-Scholes model at grant, in relation to options:
- USD 138,592 for options granted to employees and Board members; and
- USD 39,027 for options granted to nonemployees.

The following assumptions were used to calculate the compensation expense and the calculated fair value of stock options granted:

| Assumption | December 31, 2023 | December 31, 2022 | December 31, 2021 |
|---|---|---|---|
| Dividend yield | None | None | None |
| Risk-free interest rate used (average) | 1.00% | 1.00% | 1.00% |
| Expected market price volatility | 69.77 – 70.72% | 69.58 - 87.74% | 61.33 - 99.64% |
| Average remaining expected life of stock options on WIHN Class B Shares (years) | 5.23 | 4.25 | 4.31 |
| Average remaining expected life of stock options on WIHN Class A Shares (years) | 1.40 | 2.40 | 3.40 |

Unvested options to employees as at December 31, 2023 were recognized prorata temporis over the service period (grant date to vesting date).

The following table illustrates the development of the Group's non-vested options for the years ended December 31, 2023 and 2022.

| Non-vested options | Options on WIHN Class B Shares | | Options on WIHN Class A Shares | |
|---|---|---|---|---|
| | Number of shares under options | Weighted-average grant date fair value (USD) | Number of shares under options | Weighted-average grant date fair value (USD) |
| **Non-vested options as at December 31, 2021** | **2,333** | **64.0** | **-** | **-** |
| Granted | 81,099 | 8.50 | - | - |
| Vested | (81,692) | 9.00 | - | - |
| Non-vested forfeited or cancelled | - | - | - | - |
| **Non-vested options as at December 31, 2022** | **1,740** | **37.50** | **-** | **-** |
| Granted | 18,418 | 10.00 | - | - |
| Vested | (19,210) | 11.00 | - | - |
| Non-vested forfeited or cancelled | (680) | 46.22 | - | - |
| **Non-vested options as at December 31, 2023** | **268** | **7.50** | **-** | **-** |

As at December 31, 2023, there was a USD 978 unrecognized compensation expense related to non-vested stock option-based compensation arrangements. Non-vested stock options outstanding as at December 31, 2023 were accounted for using the graded-vesting method, as permitted under ASC 718-10-35-8, and we therefore recognized compensation costs calculated using the Black-Scholes model and the market price of WIHN Class B Shares at grant date, over the requisite service period.

The following tables summarize the Group's stock option activity for the years ended December 31, 2023, 2022 and 2021.

| Options on WIHN Class B Shares | WIHN Class B Shares under options | Weighted-average exercise price (USD) | Weighted average remaining contractual term (in years) | Aggregate intrinsic value (USD) |
|---|---|---|---|---|
| Outstanding as at December 31, 2021 | 76,218 | 35.50 | 5.28 | 2,468,898 |
| Of which vested | 73,885 | 34.50 | 5.25 | 2,455,994 |
| Of which non-vested | 2,333 | - | - | - |
| Granted | 81,095 | 2.50 | - | - |
| Exercised or converted | (6,256) | 2.50 | - | 39,661 |
| Forfeited or cancelled | - | - | - | - |
| Expired | (10,440) | 218.00 | - | - |
| Outstanding as at December 31, 2022 | 140,617 | 3.00 | 6.10 | 887,345 |
| Of which vested | 138,877 | 3.00 | 6.11 | 878,378 |
| Of which non-vested | 1,740 | - | - | - |
| Granted | 18,418 | 2.85 | - | - |
| Exercised or converted | (10,086) | 2.50 | - | 7,867 |
| Forfeited or cancelled | (680) | 2.50 | - | - |
| Expired | (230) | | - | - |
| Outstanding as at December 31, 2023 | 148,039 | 3.11 | 5.23 | 111,306 |
| Of which vested | 147,771 | 3.11 | 5.23 | 111,104 |
| Of which non-vested | 268 | - | | - |

| Options on WIHN Class A Shares | WIHN Class A Shares under options | Weighted-average exercise price (USD) | Weighted average remaining contractual term (in years) | Aggregate intrinsic value (USD) |
|---|---|---|---|---|
| Outstanding as at December 31, 2021 | 392,720 | 0.25 | 6.90 | 1,520,393 |
| Granted | - | - | - | - |
| Outstanding as at December 31, 2022 | 392,720 | 0.25 | 5.90 | 248,950 |
| Of which vested | 392,720 | 0.25 | 5.90 | 248,950 |
| Granted | - | - | - | - |
| Outstanding as at December 31, 2023 | 392,720 | 0.25 | 4.90 | 23,339 |
| Of which vested | 392,720 | 0.25 | 4.90 | 23,339 |

*Summary of stock-based compensation expenses*

| Stock-based compensation expenses from continuing operations USD'000 | 12 months ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| In relation to Employee Stock Option Plans (ESOP) | 178 | 743 | 3,761 |
| In relation to non-ESOP Option Agreements | - | 1 | 22 |
| Total | 178 | 744 | 3,783 |

Stock-based compensation expenses are recorded under the following expense categories in the income statement.

| Stock-based compensation expenses from continuing operations USD'000 | 12 months ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| Research & development expenses | - | 177 | 485 |
| Selling & marketing expenses | 67 | 280 | 820 |
| General & administrative expenses | 111 | 287 | 2,478 |
| Total | 178 | 744 | 3,783 |

**Note 30.        Non-operating income**

Non-operating income consisted of the following:

| USD'000 | 12 months ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| Foreign exchange gain | 1,315 | 3,813 | 2,379 |
| Sale of arago intellectual property | 900 | - | - |
| Financial income | 36 | 9 | - |
| Interest income | 90 | 5 | 9 |
| Other | 33 | 110 | 121 |
| **Total non-operating income from continuing operations** | **2,374** | **3,937** | **2,509** |

The Group divested arago GmbH in 2022 but retained a pledge over the intellectual property ("IP") of the business which was written off as of December 31, 2022 at the disposal. In 2023, WISeKey identified a purchaser for this IP and transferred it at a purchase price of USD 900,000.

**Note 31.        Non-operating expenses**

Non-operating expenses consisted of the following:

| USD'000 | 12 months ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| Foreign exchange losses | 2,134 | 3,618 | 2,146 |
| Financial charges | 261 | 56 | 158 |
| Interest expense | 702 | 565 | 893 |
| Other components of defined benefit plans, net | (45) | 14 | (78) |
| Accounts receivable write-off | - | 1,282 | - |
| Other | 55 | 16 | 307 |
| **Total non-operating expenses from continuing operations** | **3,107** | **5,551** | **3,426** |

**Note 32.        Income taxes**

The components of income before income taxes are as follows:

| Income / (Loss) USD'000 | 12 months ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| Switzerland | (18,766) | (16,314) | (14,756) |
| Foreign | 3,547 | 3,269 | (8,703) |
| **Income/(loss) before income tax from continuing operations** | **(15,219)** | **(13,045)** | **(23,459)** |

Income taxes relating to the Group are broken down as follows:

| USD'000 | 12 months ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| Switzerland | - | - | - |
| Foreign | (230) | 3,238 | (13) |
| **Income tax income / (expense) from continuing operations** | **(230)** | **3,238** | **(13)** |

The difference between the income tax recovery (expense) at the Swiss statutory rate compared to the Group's income tax recovery (expense) as reported is reconciled below:

| USD'000 | 12 months ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| Net income/(loss) from continuing operations before income tax | (15,219) | (13,045) | (23,459) |
| Statutory tax rate | 14% | 14% | 14% |
| Expected income tax (expense) / recovery | 2,131 | 1,825 | 3,282 |
| Change in tax loss carryforwards | 2,778 | 5,760 | (341) |
| Change in loss carryforwards in relation to the debt remission of WISeKey Semiconductors SAS | (514) | 1,342 | - |
| Change in valuation allowance | (2,682) | (3,129) | (2,849) |
| Permanent difference in relation to stock-based compensation | 2 | - | (92) |
| Permanent difference | (1,945) | (2,560) | (13) |
| **Income tax (expense) / recovery from continuing operations** | **(230)** | **3,238** | **(13)** |

The Group assesses the recoverability of its deferred tax assets and, to the extent recoverability does not satisfy the "more likely than not" recognition criterion under ASC 740, records a valuation allowance against its deferred tax assets. The Group considered its recent operating results and anticipated future taxable income in assessing the need for its valuation allowance.

The Group's deferred tax assets and liabilities consist of the following:

| USD'000 | 12 months ended December 31, | |
| --- | --- | --- |
| | 2023 | 2022 |
| Switzerland | - | - |
| Foreign | 3,077 | 3,295 |
| **Deferred income tax assets / (liabilities)** | **3,077** | **3,295** |

| USD'000 | As at December 31, 2023 | As at December 31, 2022 |
| --- | --- | --- |
| Stock-based compensation | (2) | - |
| Defined benefit accrual | 363 | 161 |
| Tax loss carry-forwards | 23,537 | 20,759 |
| Add back loss carryforwards used for the debt remission by WISeKey Semiconductors SAS | 828 | 1,342 |
| Valuation allowance | (21,649) | (18,967) |
| **Deferred income tax assets / (liabilities)** | **3,077** | **3,295** |

As of December 31, 2023, the Group's operating cumulated loss carry-forwards of all jurisdictions for its continuing operations are as follows:

**Operating loss-carryforward as of December 31, 2023**

| USD | United States | Switzerland | Spain | France | UK | India | Vietnam | Saudi Arabia | Gibraltar | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| 2024 | - | 6,146 | - | - | - | - | - | - | - | 6,146 |
| 2025 | - | 11,260 | - | - | - | - | - | - | - | 11,260 |
| 2026 | - | 6,652 | - | - | - | - | - | - | - | 6,652 |
| 2027 | - | 22,986 | - | - | - | - | 3 | - | - | 22,989 |
| 2028 | - | 28,346 | - | - | - | - | 4 | - | - | 28,350 |
| 2029 | - | 63,887 | - | - | - | - | - | - | - | 63,887 |
| 2030 | - | 24,150 | - | - | - | - | - | - | - | 24,150 |
| 2031 | - | - | - | - | - | 13 | - | - | - | 13 |
| 2032 | 21 | - | - | - | - | 84 | - | - | - | 105 |
| 2033 | - | - | - | - | - | - | - | - | - | - |
| 2034 | - | - | - | - | - | - | - | - | - | - |
| 2035 | 247 | - | - | - | - | - | - | - | - | 247 |
| 2036 | - | - | - | - | - | - | - | - | - | - |
| 2037 | 159 | - | - | - | - | - | - | - | - | 159 |
| 2038 | - | - | - | - | - | - | - | - | - | - |
| 2039 | 220 | - | - | - | - | - | - | - | - | 220 |
| 2040 | 90 | - | - | - | - | - | - | - | - | 90 |
| 2041 | - | - | - | - | - | - | - | - | - | - |
| 2042 | 45 | - | - | - | - | - | - | - | - | 45 |
| 2043 | - | - | - | - | - | - | - | - | - | - |
| 2044 | - | - | - | - | - | - | - | - | - | - |
| No expiry | n/a | n/a | 3,632 | 13,740 | 6 | n/a | n/a | 39 | 7 | 17,424 |
| **Total operating loss carry-forwards** | | | | | | | | | | |
| | 782 | 163,427 | 3,632 | 13,740 | 6 | 97 | 7 | 39 | 7 | 181,737 |

The following tax years remain subject to examination:

| Significant jurisdictions | Open years |
|---|---|
| Switzerland | 2022 - 2023 |
| USA | 2022 - 2023 |
| France | 2022 - 2023 |
| Spain | 2018 - 2023 |
| Japan | 2023 |
| Taiwan | 2023 |
| India | 2023 |
| Germany | 2022 - 2023 |
| UK | 2017 - 2023 |
| Arabia | 2023 |
| Vietnam | 2023 |
| Gibraltar | 2023 |

As at December 31, 2022, WISeKey Semiconductors SAS had recorded a USD 39,901 tax provision following a tax audit started in 2018 in relation to prior years. Although the final conclusions have not yet been communicated formally, management believes that it is more probable than not that the entity will have to pay additional taxes and has calculated the provision based on preliminary discussions with the tax authorities. As at December 31, 2023 the group has fully reversed the tax provision outstanding as at December 31, 2022 and has not recorded any new tax provision.

The Group has no unrecognized tax benefits.

### Note 33.          Segment information and geographic data

The Group has two segments: Internet of Things ("**IoT**", previously referred to as "Semiconductors"), and managed Public Key Infrastructure ("**mPKI**", previously referred to as "Others"). The Group's chief operating decision maker, who is its Chief Executive Officer, reviews financial performance according to these two segments (three in prior period, with the AI segment) for purposes of allocating resources and assessing budgets and performance.
The IoT segment encompasses the design, manufacturing, sales and distribution of microprocessors operations.
The mPKI segment includes all operations relating to the provision of secured access keys, authentication, signing software, certificates and digital security applications.

| 12 months to December 31, | 2023 | | | 2022 | | | 2021 | | |
|---|---|---|---|---|---|---|---|---|---|
| USD'000 | IoT | mPKI | Total | IoT | mPKI | Total | IoT | mPKI | Total |
| Revenues from external customers | 30,058 | 860 | 30,918 | 23,198 | 616 | 23,814 | 16,867 | 779 | 17,646 |
| Intersegment revenues | - | 1,040 | 1,040 | - | 1,931 | 1,931 | 128 | 2,506 | 2,634 |
| Interest revenue | 88 | 2 | 90 | 10 | 5 | 15 | 1 | 54 | 55 |
| Interest expense | 189 | 513 | 702 | 4 | 572 | 576 | 30 | 976 | 1,006 |
| Depreciation and amortization | 571 | 54 | 625 | 408 | 104 | 512 | 470 | 94 | 564 |
| Segment income /(loss) before income taxes | (3,043) | (12,081) | (15,124) | 4,589 | (17,542) | (12,953) | (1,302) | (22,032) | (23,334) |
| Profit / (loss) from intersegment sales | - | 95 | 95 | - | 92 | 92 | 6 | 119 | 125 |
| Income tax recovery /(expense) | (225) | (5) | (230) | 3,251 | (12) | 3,238 | - | (13) | (13) |
| Other significant non cash items | | | | | | | | | |
| Share-based compensation expense | - | 178 | 178 | - | 744 | 744 | - | 3,783 | 3,783 |
| Interest and amortization of debt discount and expense | 574 | 50 | 624 | - | 168 | 168 | - | 1,057 | 1,057 |
| Segment assets | 27,935 | 65,072 | 93,007 | 29,145 | 53,713 | 82,858 | 11,377 | 89,410 | 100,787 |

| Revenue and Loss reconciliations | 12 months ended December 31, | | |
|---|---|---|---|
| USD'000 | 2023 | 2022 | 2021 |
| **Revenue reconciliation** | | | |
| Total revenue for reportable segment | 31,958 | 25,745 | 20,280 |
| Elimination of intersegment revenue | (1,040) | (1,931) | (2,634) |
| Total consolidated revenue | 30,918 | 23,814 | 17,646 |
| | | | |
| **Loss reconciliation** | | | |
| Total profit / (loss) from reportable segments | (15,124) | (12,953) | (23,334) |
| Elimination of intersegment profits | (95) | (92) | (125) |
| Loss before income taxes | (15,219) | (13,045) | (23,459) |

| Asset reconciliation | As at December 31, | |
|---|---|---|
| USD'000 | 2023 | 2022 |
| Total assets from reportable segments | 93,007 | 82,858 |
| Elimination of intersegment receivables | (1,378) | (6,112) |
| Elimination of intersegment investment and goodwill | (43,828) | (27,250) |
| **Consolidated total assets** | **47,801** | **49,496** |

*Revenue and property, plant and equipment by geography*

The following tables summarize geographic information for net sales based on the billing address of the customer, and for property, plant and equipment.

| Net sales by region | 12 months ended December 31, | | |
|---|---|---|---|
| USD'000 | 2023 | 2022 | 2021 |
| Switzerland | 1,752 | 1,004 | 1,002 |
| Rest of EMEA* | 8,943 | 6,260 | 3,819 |
| North America | 16,646 | 13,677 | 10,689 |
| Asia Pacific | 3,466 | 2,745 | 2,062 |
| Latin America | 111 | 128 | 74 |
| **Total net sales from continuing operations** | **30,918** | **23,814** | **17,646** |

*EMEA means Europe, Middle East and Africa

| Property, plant and equipment, net of depreciation, by region USD'000 | As at December 31, 2023 | As at December 31, 2022 |
|---|---|---|
| Switzerland | 162 | 231 |
| Rest of EMEA | 3,230 | 608 |
| North America | - | 1 |
| Asia Pacific | - | 2 |
| **Total Property, plant and equipment, net of depreciation** | **3,392** | **842** |

### Note 34.        Earnings/(Loss) per share

The computation of basic and diluted net earnings/(loss) per share for the Group is as follows:

| | 12 months ended December 31, | | |
|---|---|---|---|
| **Gain / (loss) per share** | **2023** | **2022** | **2021** |
| Net gain / (loss) attributable to WISeKey International Holding Ltd (USD'000) | (15,360) | (27,475) | (20,340) |
| Effect of potentially dilutive instruments on net gain (USD'000) | n/a | n/a | n/a |
| Net income / (loss) attributable to WISeKey International Holding Ltd after effect of potentially dilutive instruments (USD'000) | n/a | n/a | n/a |
| | | | |
| **Class A Shares, par value CHF 0.25** | | | |
| **Shares used in net gain / (loss) per Class A Share computation:** | | | |
| Weighted average Class A Shares outstanding - basic | 1,600,880 | 1,600,880 | 1,600,880 |
| Effect of potentially dilutive equivalent shares | n/a | n/a | n/a |
| Weighted average Class A Shares outstanding - diluted | 1,600,880 | 1,600,880 | 1,600,880 |
| **Net gain / (loss) per Class A Share** | | | |
| Basic weighted average loss per Class A Share attributable to WISeKey International Holding Ltd (USD) | (0.51) | (1.22) | (1.42) |
| Diluted weighted average loss per Class A Share attributable to WISeKey International Holding Ltd (USD) | (0.51) | (1.22) | (1.42) |
| | | | |
| **Class B Shares, par value CHF 2.50** | | | |
| **Shares used in net gain / (loss) per Class B Share computation:** | | | |
| Weighted average Class B Shares outstanding - basic | 2,878,136 | 2,087,972 | 1,272,761 |
| Effect of potentially dilutive equivalent shares | n/a | n/a | n/a |
| Weighted average Class B Shares outstanding - diluted | 2,878,136 | 2,087,972 | 1,272,761 |
| **Net gain / (loss) per Class B Share** | | | |
| Basic weighted average loss per Class B Share attributable to WISeKey International Holding Ltd (USD) | (5.06) | (12.22) | (14.20) |
| Diluted weighted average loss per Class B Share attributable to WISeKey International Holding Ltd (USD) | (5.06) | (12.22) | (14.20) |

For purposes of the diluted net loss per share calculation, stock options, convertible instruments and warrants are considered potentially dilutive securities and are excluded from the calculation of diluted net loss per share, because their effect would be anti-dilutive. Therefore, basic and diluted net loss per share was the same for the years ended December 31, 2023, 2022 and 2021, due to the Group's net loss position.

The following table shows the number of stock equivalents that were excluded from the computation of diluted earnings per share because the effect would have been anti-dilutive.

| Dilutive vehicles with anti-dilutive effect | 2023 | 2022 | 2021 |
|---|---|---|---|
| **Class B Shares** | | | |
| Total stock options on Class B Shares | 147,371 | 135,251 | 63,438 |
| Total convertible instruments on Class B Shares | 62,324 | 173,730 | 295,099 |
| **Total number of Class B Shares from dilutive vehicles with anti-dilutive effect** | **209,695** | **308,981** | **358,537** |
| | | | |
| **Class A Shares** | | | |
| Total stock options on Class A Shares | 392,720 | 392,720 | 392,720 |
| **Total number of Class A Shares from dilutive vehicles with anti-dilutive effect** | **392,720** | **392,720** | **392,720** |

**Note 35.        Legal proceedings**

We are currently not party to any legal proceedings and claims that is not provided for in our financial statements.

**Note 36.        Related parties disclosure**

*Subsidiaries*

The consolidated financial statements of the Group include the entities listed in the following table:

| Group Company Name | Country of incorporation | Year of incorporation | Share Capital | % ownership as at December 31, 2023 | % ownership as at December 31, 2022 | Nature of business |
|---|---|---|---|---|---|---|
| WISeKey SA | Switzerland | 1999 | CHF 933,436 | 95.75% | 95.75% | Main operating company. Sales and R&D services |
| WISeKey Semiconductors SAS | France | 2010 | EUR 1,473,162 | 58.83% | 100% | Main operating company. Chip manufacturing, sales & distribution |
| WiseTrust SA | Switzerland | 1999 | CHF 680,000 | 100% | 100% | Non-operating investment company |
| WISeKey ELA SL | Spain | 2006 | EUR 4,000,000 | 95.75% | 95.75% | Sales & support |
| WISeKey SAARC Ltd | U.K. | 2016 | GBP 100,000 | 51% | 51% | Non trading |
| WISeKey USA Inc[1] | U.S.A | 2006 | USD 6,500 | 97.88%* | 97.88%* | Sales & support |
| WISeKey India Private Ltd[2] | India | 2016 | INR 1,000,000 | 45.9% | 45.9% | Sales & support |
| WISeKey IoT Japan KK | Japan | 2017 | JPY 1,000,000 | 58.83% | 100% | Sales & distribution |
| WISeKey IoT Taiwan | Taiwan | 2017 | TWD 100,000 | 58.83% | 100% | Sales & distribution |
| WISeCoin AG | Switzerland | 2018 | CHF 100,000 | 90% | 90% | Sales & distribution |
| WISeKey Equities AG | Switzerland | 2018 | CHF 100,000 | 100% | 100% | Financing, Sales & distribution |
| WISeKey Semiconductors GmbH | Germany | 2019 | EUR 25,000 | 100% | 100% | Sales & distribution |
| WISeKey Arabia - Information Technology Ltd | Saudi Arabia | 2019 | SAR 200,000 | 51% | 51% | Sales & distribution |
| WISe.ART AG | Switzerland | 2020 | CHF 100,000 | 100% | 100% | Sales & distribution |
| WISeKey Vietnam Ltd | Vietnam | 2021 | VND 689,400,000 | 95.75% | 95.75% | R&D |
| SEALSQ Corp[3] | British Virgin Islands | 2022 | USD 229,453 | 58.83% | 100% | Sales & support |
| WISeKey (Gibraltar) Limited | Gibraltar | 2022 | GBP 100 | 100% | 100% | Sales & support |
| WISeSat.Space AG | Switzerland | 2023 | CHF 100,000 | 100% | n/a | Sales & distribution |
| Trust Protocol Association | Switzerland | 2019 | CHF - | 100% | 100% | Association cofounded by WISeKey Equities AG involved in Internet security |

[1] 50% owned by WISeKey SA and 50% owned by WiseTrust SA
[2] 88% owned by WISeKey SAARC which is controlled by WISeKey International Holding Ltd

[3] Formerly SEAL (BVI) Corp.

*Related party transactions and balances*

| | Related Parties (in USD'000) | Receivables as at December 31, 2023 | 2022 | Payables as at December 31, 2023 | 2022 | Net expenses to in the year ended December 31, 2023 | 2022 | 2021 | Net income from in the year ended December 31, 2023 | 2022 | 2021 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 1 | Carlos Moreira | - | - | 460 | 353 | - | - | - | - | - | - |
| 2 | Peter Ward | - | - | 295 | - | - | - | - | - | - | - |
| 3 | Philippe Doubre | - | - | - | - | 39 | 63 | 179 | - | - | - |
| 4 | David Fergusson | - | - | 10 | - | 61 | 68 | 78 | - | - | - |
| 5 | Jean-Philippe Ladisa | - | - | 14 | - | 116 | 53 | 68 | - | - | - |
| 6 | Eric Pellaton | - | - | 10 | - | 76 | 87 | 92 | - | - | - |
| 7 | Cristina Dolan | - | - | 10 | - | 76 | 67 | - | - | - | - |
| 8 | María Pía Aqueveque Jabbaz | - | - | 10 | - | 116 | 34 | 2 | - | - | - |
| 9 | Ruma Bose | - | n/a | 11 | n/a | 33 | n/a | n/a | - | n/a | n/a |
| 10 | Danil Kerimi | - | n/a | 6 | n/a | 8 | n/a | n/a | - | n/a | n/a |
| 11 | Hans-Christian Boos | - | - | - | - | - | 158 | 125 | - | - | - |
| 12 | Nicolas Ramseier | - | - | - | - | - | 1 | - | - | - | - |
| 13 | Philippe Gerwill | - | - | - | - | - | - | 10 | - | - | - |
| 14 | Geoffrey Lipman | - | - | - | - | - | - | 8 | - | - | - |
| 15 | OISTE | 178 | 171 | 104 | 70 | 321 | 252 | 350 | 119 | 157 | 71 |
| 16 | Terra Ventures Inc | - | - | 31 | 30 | - | - | - | - | - | - |
| 17 | GSP Holdings Ltd | - | - | 16 | 13 | - | - | - | - | - | - |
| 18 | SAI LLC (SBT Ventures) | - | - | 32 | 30 | - | - | - | - | - | - |
| 19 | Related parties of Carlos Moreira | - | - | - | - | 298 | 200 | 224 | - | - | - |
| | **Total** | **178** | **171** | **1,009** | **496** | **1,144** | **983** | **1,136** | **119** | **157** | **71** |

1. Carlos Moreira is the Chairman of the Board and CEO of WISeKey. A short-term receivable in an amount of CHF 397.21 (USD 472.11) to Carlos Moreira was outstanding as at December 31, 2023, made up of non-business expenses on his company credit card not yet repaid. A short-term payable in an amount of CHF 386,683 (USD 459,601) to Carlos Moreira was outstanding as at December 31, 2023, made up of accrued bonuses.

2. Peter Ward is a member of the Board and CFO of WISeKey. A short-term payable in an amount of CHF 248,480 (US 295,335) to Peter Ward was outstanding as at December 31, 2023, made up of accrued bonuses.

3. Philippe Doubre is a former Board member of the Group, and former member of the Group's nomination & compensation committee, as well as a shareholder. The expenses recorded in the income statement in the year to December 31, 2023 relate to compensation for additional services to WISeKey during the year.

4. David Fergusson is a Board member of the Group and chairman of the Group's audit committee and nomination & compensation committee, as well as a shareholder. Mr. Fergusson is also a member of the board of directors of SEALSQ Corp and a member of the audit committee and the nomination & compensation committee of SEALSQ Corp. The expenses recorded in the income statement in the year to, and the payable balance as at, December 31, 2023 relate to his Board fee.

5. Jean-Philippe Ladisa is a Board member of the Group, and chairman of the Group's audit committee. The expenses recorded in the income statement in the year to, and the payable balance as at, December 31, 2023 relate to his Board fee.

6. Eric Pellaton is a Board member of the Group, and member of the Group's nomination & compensation committee, as well as a shareholder. Mr. Pellaton is also a member of the board of directors of SEALSQ Corp and a member of the audit committee and the nomination & compensation committee of SEALSQ Corp. The expenses recorded in the income statement in the year to, and the payable balance as at, December 31, 2023 relate to his Board fee.

7. Cristina Dolan is a Board member of the Group, and member of the Group's audit committee and nomination & compensation committee. Ms. Dolan is also a member of the board of directors of SEALSQ Corp and the chair of the audit committee of SEALSQ Corp. The expenses recorded in the income statement in the year to, and the payable balance as at, December 31, 2023 relate to her Board fee.

8. María Pía Aqueveque Jabbaz is a Board member of the Group and former member of the Group's advisory committee. The expenses recorded in the income statement in the year to, and the payable balance as at, December 31, 2023 relate to her Board fee.

9. Ruma Bose is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the year to, and the payable balance as at, December 31, 2023 relate to her Board fee.

10. Danil Kerimi is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the year to, and the payable balance as at, December 31, 2023 relate to her Board fee.

11. Hans-Christian Boos was the managing director of arago GmbH and, until WISeKey divested it in 2022, the former minority shareholder of arago GmbH through two personal companies, Aquilon Invest GmbH and OGARA GmbH. A shareholder of OGARA GmbH, the company that purchased WISeKey's minority interest in arago, he was one of the beneficial owners benefitting from the purchase of WISeKey's 51% controlling interest in arago. Mr. Boos is also a former Board member of the Group.

12. Nicolas Ramseier is a former member of the Group's advisory committee.

13. Philipp Gerwill is a former member of the Group's advisory committee.

14. Geoffrey Lipman is a former member of the Group's advisory committee.

15. The Organisation Internationale pour la Sécurité des Transactions Electroniques ("**OISTE**") is a Swiss non-profit making foundation that owns a cryptographic rootkey. In 2001 WISeKey SA entered into a contract with OISTE to operate and maintain the global trust infrastructures of OISTE. In line with the contract, WISeKey pays a regular fee to OISTE for the use of its cryptographic rootkey. Two members of the Board of Directors of WISeKey are also members of the Counsel of the Foundation which gives rise to the related party situation.
OISTE is also the minority shareholder in WISeCoin AG with a 10% ownership.
The receivable from OISTE as at December 31, 2023 and income recorded in the income statement in the year to December 31, 2023 relate to the facilities and personnel hosted by WISeKey SA and WISeKey International Holding Ltd on behalf of OISTE. In the year 2023, the Group invoiced OISTE a total of CHF 105,224 (USD 118,886). The payable to OISTE as at December 31, 2023 and expenses relating to OISTE recognized in 2023 are made up of license and royalty fees for the year 2023 under the contract agreement with WISeKey SA.

16. Terra Ventures Inc has a 49% shareholding in WISeKey SAARC Ltd. Terra Ventures granted a GBP 24,507 loan to WISeKey SAARC Ltd on January 24, 2017. The loan is non-interest bearing and has no set repayment date.

17. GSP Holdings Ltd is a former shareholder in WISeKey SAARC Ltd. GSP Holdings Ltd granted a GBP 12,500 loan to WISeKey SAARC Ltd on February 2, 2017. The loan is non-interest bearing and has no set repayment date.

18. SAI LLC, doing business as SBT Ventures, is a former shareholder in WISeKey SAARC Ltd. SAI LLC granted a GBP 25,000 loan to WISeKey SAARC Ltd on January 25, 2017. The loan is non-interest bearing and has no set repayment date.

19. Three immediate family members of Carlos Moreira were employed by WISeKey SA in 2023. In line with ASC 850-10-50-5, transactions involving related parties cannot be presumed to be carried out on an arm's-length basis. The aggregate employment remuneration of these three immediate family members amounted to CHF 267,325 (USD 297,531) recorded in the income statement in 2023.


### Note 37.　　　　Subsequent events

*Short-term receivable from Carlos Moreira*
After December 31, 2023, Carlos Moreira repaid in full the short-term receivable balance of CHF 397.21 (USD 472.11) outstanding as at December 31, 2023, and made up of non-business expenses on his company credit card (see Note 9 and Note 36).

*L1 Facility*
After December 31, 2023, L1 issued a total of one conversion notice, resulting in the aggregated conversion of USD 150,000 and the delivery of 47,611 WIHN Class B Shares.

*L1 SPA*
After December 31, 2023, L1 fully converted the remaining USD 1 million of the First L1 Note, resulting in the delivery of a total of 963,326 ordinary shares of SEALSQ.

On January 9, 2024, SEALSQ and L1 signed an Amendment to Securities Purchase Agreement (the "**L1 Amendment**") amending some of the terms of the second tranche of USD 5 million to be issued and extending the SPA to include a third tranche of funding with a maximum aggregate principal amount of notes of up to USD 5 million and having substantially similar terms as the second tranche notes as amended. The second tranche of USD 5 million was funded on January 11, 2024 (the "**Second L1 Note**").
After December 31, 2023, L1 converted USD 3.9 million of the Second L1 Note, resulting in the delivery of a total of 2,354,394 ordinary shares of SEALSQ.

On March 1, 2024, SEALSQ and L1 signed a second Amendment to Securities Purchase Agreement (the "**Second L1 Amendment**") amending some of the terms of the third tranche of USD 5 million to be issued and extending the SPA to include up to two additional tranches of funding with a maximum aggregate principal amount of notes of up to USD 5 million per tranche and having substantially similar terms as the third tranche notes as amended.
The third tranche of USD 5 million was funded on March 1, 2024 (the "**Third L1 Note**").
After December 31, 2023, L1 had not requested any conversion out of the Third L1 Note.

*Anson SPA*

After December 31, 2023, Anson fully converted the remaining USD 825,000 of the First Anson Note, resulting in the delivery of a total of 816,990 ordinary shares of SEALSQ.

On January 9, 2024, SEALSQ and Anson signed an Amendment to Securities Purchase Agreement (the "**Anson Amendment**") amending some of the terms of the second tranche of USD 5 million to be issued and extending the SPA to include a third tranche of funding with a maximum aggregate principal amount of notes of up to USD 5 million and having substantially similar terms as the second tranche notes as amended.
The second tranche of USD 5 million was funded on January 10, 2024 (the "**Second Anson Note**").
After December 31, 2023, Anson converted USD 5 million of the Second Anson Note, resulting in the delivery of a total of 3,153,114 ordinary shares of SEALSQ.

On March 1, 2024, SEALSQ and Anson signed a second Amendment to Securities Purchase Agreement (the "**Second Anson Amendment**") amending some of the terms of the third tranche of USD 5 million to be issued and extending the SPA to include up to two additional tranches of funding with a maximum aggregate principal amount of notes of up to USD 5 million per tranche and having substantially similar terms as the third tranche notes as amended.
The third tranche of USD 5 million was funded on March 1, 2024 (the "**Third Anson Note**").
After December 31, 2023, Anson had not requested any conversion out of the Third Anson Note.

*Incorporation of SEALSQ USA, Ltd*

On April 1, 2024, the Group incorporated SEALSQ USA, Ltd in Arizona, U.S.A., to serve as its headquarters for its semiconductor's operations in North America.

*Options granted under WISeKey ESOP*

After December 31, 2023, a total of 64,875 options on WIHN Class B Shares were granted under the Group's Employee Stock Option Plans.

*Credit Agreement with ExWorks Capital Fund I, L.P*

After December 31, 2023, the Group was contacted by the receiver of ExWorks Capital Fund I, L.P in relation to the outstanding borrowings.

### Note 38.      Impacts of ongoing conflicts

*Impacts of the war in Ukraine*

Following the outbreak of the war in Ukraine in late February 2022, several countries imposed sanctions on Russia, Belarus and certain regions in Ukraine. There has been an abrupt change in the geopolitical situation, with significant uncertainty about the duration of the conflict, changing scope of sanctions and retaliation actions including new laws.
The WISeKey group does not have any operation or customer in Russia, Belarus or Ukraine, and, as such, does not foresee any direct impact of the war on its operations. However, the war has also contributed to an increase in volatility in currency markets, energy prices, raw material and other input costs, which may impact the Group's supply chain in the future.
As at December 31, 2023, WISeKey has assessed the consequences of the war for its financial disclosures and considered the impacts on key judgments and significant estimates, and has concluded that no changes were required. WISeKey will continue to monitor these areas of increased risk for material changes.

*Impacts of the Israel–Hamas conflict*

Israel's declaration of war on Hamas in October 2023 has degraded the geopolitical environment in the region and created uncertainty.
The WISeKey group does not have any operation or customer in that region, and, as such, does not foresee any direct impact of the war on its operations. However, depending on its duration and intensity, the war may adversely affect the global economy, financial markets and the Group's supply chain in the future.
As at December 31, 2023, WISeKey has assessed the consequences of the war for its financial disclosures and considered the impacts on key judgments and significant estimates, and has concluded that no changes were required. WISeKey will continue to monitor these areas of increased risk for material changes.

# WISeKey International Holding AG

# Statutory Financial Statements

## As at December 31, 2023



Phone     +41 22 322 24 24
Fax        +41 22 322 24 00
www.bdo.ch

BDO Ltd
Rte. De Meyrin 123
Case postale 150
1215 Genève 15

To the general meeting of

**WISeKey International Holding Ltd**
General-Guisan-Strasse 6
6300 Zug

# Report on the Audit of the Financial Statements 2023

(for the period from 01.01.2023 to 31.12.2023)

15 May 2024

| | | |
|---|---|---|
| Phone | +41 22 322 24 24 | BDO Ltd |
| Fax | +41 22 322 24 00 | Rte. De Meyrin 123 |
| www.bdo.ch | | Case postale 150 |
| | | 1215 Genève 15 |

## STATUTORY AUDITOR'S REPORT

To the general meeting of WISeKey International Holding Ltd, Zug

**Report on the Audit of the Financial Statements**

Opinion

We have audited the financial statements of WISeKey International Holding Ltd (the Company), which comprise the Balance Sheet as at 31 December 2023, and the Income Statement for the year then ended, and Notes to the financial statements, including a summary of significant accounting policies.

In our opinion the financial statements  (pages F-57 to F-78) comply with Swiss law and the Company's articles of incorporation.

Basis for Opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor's Responsibilities for the Audit of the Financial Statements" section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Phone +41 22 322 24 24
Fax +41 22 322 24 00
www.bdo.ch

BDO Ltd
Rte. De Meyrin 123
Case postale 150
1215 Genève 15

| Key Audit Matter | How the Key Audit Matter was addressed in the audit |
|---|---|
| **Valuation of Investments in subsidiaries** | |
| The Company carries investments in subsidiaries in the amount of CHF 20.5 million on the balance sheet. Investments are valued individually at acquisition costs less impairment. The valuation of investments involves judgment in the projections and assumptions used, which are sensitive to the expected future market developments that could affect the profitability of these entities.<br><br>We focused on this area due to the degree of management's judgment involved, its significant impact on the financial statements and the impact it has on presentation and disclosures.<br><br>We refer to Note 6 to the statutory financial statements for the Company's disclosure on the investments in subsidiaries. | We assessed the Company's impairment considerations and valuation for all significant investments for reasonableness.<br><br>We evaluated key assumptions used in the valuations relating to future expected cash flows and net asset values.<br><br>We assessed the appropriateness and completeness of the related disclosures in Note 6. |
| **Valuation of intercompany loans** | |
| The Company carries an intercompany loan balance in the amount of CHF 1.3 million on the balance sheet.<br><br>We focused on this area due to its significant impact on the financial statements and the impact it has on presentation and disclosures.<br><br>We refer to Note 8 to the statutory financial statements for the Company's disclosure on the investments in subsidiaries. | We assessed the financial solvency of each corresponding subsidiary based on the net asset values as well as future expected cash flows.<br><br>We assessed the appropriateness and completeness of the related disclosures in Note 8. |

Other Information

The board of directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the financial statements, the consolidated financial statements, the compensation report and our auditor’s reports thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements, or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information,we are required to report that fact. We have nothing to report in this regard.

Phone    +41 22 322 24 24          BDO Ltd
Fax      +41 22 322 24 00          Rte. De Meyrin 123
www.bdo.ch                        Case postale 150
                                  1215 Genève 15

Responsibilities of the Board of Directors for the Financial Statements

The board of directors is responsible for the preparation of the financial statements in accordance with the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the board of directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the board of directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the board of directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of the auditor's responsibilities for the audit of the financial statements is located at EXPERTsuisse's website at: https://www.expertsuisse.ch/en/audit-report-for-ordinary-audits. This description forms part of our auditor's report.

**Report on Other Legal and Regulatory Requirements**

In accordance with Art. 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the board of directors.

We further confirm that the proposed carry forward of the accumulated losses complies with Swiss

law and the company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

Geneva, 15 May 2024

BDO Ltd

Philipp Kegele                                    ppa. Saascha Gasser

Auditor in Charge

Licensed Audit Expert                             Licensed Audit Expert

Balance Sheet as at December 31, 2023

| ASSETS | 2023 CHF | Note ref: | 2022 CHF |
|---|---|---|---|
| **Current Assets** | | | |
| Cash and bank deposits | 3'933'943 | | 11'437'227 |
| Short-term intercompany receivables | 2'294'658 | 4 | 1'050'292 |
| Amounts receivable from employees, net | - | 5 | 25'759 |
| Other receivables | 239'491 | | 130'169 |
| Prepaid expenses | 394'609 | | 230'667 |
| Intercompany accrued income and interests | 1'298'720 | 4 | 748'623 |
| **Total Current Assets** | 8'161'422 | | 13'622'737 |
| **Non-current Assets** | | | |
| Investments in subsidiaries, net | 20'539'355 | 6 | 22'226'451 |
| Other investment | - | 7 | 1'091 |
| Intercompany loans | 1'278'170 | 8 | 1'413'835 |
| **Total Capital Assets** | 21'817'525 | | 23'641'377 |
| **Total Non-current Assets** | 21'817'525 | | 23'641'377 |
| **TOTAL ASSETS** | 29'978'946 | | 37'264'114 |

The accompanying notes are an integral part of these financial statements.

Balance Sheet as at December 31, 2023

| LIABILITIES AND SHAREHOLDERS' EQUITY | 2023 CHF | Note ref: | 2022 CHF |
|---|---|---|---|
| **Current Liabilities** | | | |
| Trade payables | 464,594 | | 1,038,987 |
| Intercompany accounts payable | 1,177,919 | 9 | 206,245 |
| Short-term loan - non-interest bearing | - | 10 | 37,200 |
| Other payables | 957,162 | 11 | 1,087,784 |
| Accrued liabilities | 2,750,323 | 12 | 2,123,827 |
| **Total Current Liabilities** | 5,349,998 | | 4,494,043 |
| **Non-Current Liabilities** | | | |
| Long term loans - interest bearing | 168,269 | | 1,294,187 |
| Long term loans - non-interest bearing | - | 12 | 148,600 |
| **Total Non-Current Liabilities** | 168,269 | | 1,442,787 |
| **Total Liabilities** | 5,518,267 | | 5,936,829 |
| **Shareholders' Equity** | | | |
| Share Capital | 8,090,595 | 14 | 5,414,946 |
| Capital Contribution Reserves approved for tax purposes | 48,061,292 | 14 | - |
| Capital Contribution Reserves not yet approved* | 14,263,893 | 14 | 92,143,270 |
| Other Legal Capital Reserves | 28,913,251 | 14 | - |
| Reserve for Treasury Shares held by subsidiaries | 283,760 | 15 | 1,995 |
| Treasury Shares held by WISeKey International Holdings AG | (340,195) | 15 | (338,440) |
| Accumulated Deficit | (66,176,250) | 16 | (20,330,345) |
| Net Profit / (Loss) for the Period | (8,635,666) | 16 | (45,564,140) |
| **Total Shareholders' Equity** | 24,460,680 | | 31,327,285 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | 29,978,947 | | 37,264,114 |

*: this amount of capital contribution reserves is subject to the approval of the Swiss Federal Tax Administration. For further information, see also note 14.1 to the financial statements.

The accompanying notes are an integral part of these financial statements.

## Income Statement for the Period

| | 2023 CHF | Note ref: | 2022 CHF |
|---|---|---|---|
| **INCOME** | | | |
| Other Income | 70'502 | | 99'392 |
| Management Fee Income | 6'339'967 | | 2'320'605 |
| | 6'410'469 | | 2'419'996 |
| **OPERATING EXPENSES** | | | |
| Salaries and Personnel Costs | (5'700'451) | | (4'604'716) |
| Office Expenses | (8'073) | | (7'101) |
| Insurances | (540'062) | | (387'462) |
| Travel & Accommodation | (45'633) | | (39'753) |
| Consultancy and Professional Services | (2'742'728) | 19 | (3'309'231) |
| Marketing | (203'429) | | (117'562) |
| Management Fees and Intercompany Charges | (1'988'055) | 20 | (1'228'523) |
| Valuation Adjustments on Loans and Investments | (3'655'675) | 21 | (26'743'072) |
| Loss on Sale of Investment | - | 22 | (14'317'016) |
| **FINANCIAL COSTS AND FINANCIAL INCOME** | | | |
| Foreign Exchange (Loss)/Gain | (670'967) | | (1'167'917) |
| Other Financial Charges | (126'849) | | (31'721) |
| Financial Charges on Loan | (459'296) | 23 | (624'585) |
| Interest Income | 579'130 | | 909'992 |
| Interest Expense | (36'578) | | (2'175) |
| Profit on Sale of Treasury Shares | 1'106'300 | 15 | 3'784'886 |
| Loss on Sale of Treasury Shares | (8) | 15 | - |
| **PRIOR PERIOD COSTS** | | | |
| Prior Period Expenditure | 2'629 | | (2'000) |
| **NON-OPERATIONAL COSTS AND INCOME** | | | |
| Non-Operating Losses | (556'389) | 24 | (96'181) |
| **LOSS BEFORE TAXES** | (8'635'666) | | (45'564'140) |
| Taxes | - | | - |
| **LOSS FOR THE YEAR** | (8'635'666) | | (45'564'140) |

The accompanying notes are an integral part of these financial statements.

## Note 1. Background and Operations

WISeKey International Holding A.G., (**the Company**), was registered in Zug, Switzerland, on November 17, 2015 and was listed on the Swiss Stock Exchange, SIX AG, with the valor symbol "WIHN" on March 31, 2016. The Company's purpose is to incorporate, acquire, hold and dispose of participations in companies, both in Switzerland and abroad, especially in the field of cybersecurity and related areas. The Company may engage in all types of transactions that appear appropriate to promote, or are related to the purpose of the Company.

The Company had 10 full-time employees at December 31, 2023 (2022: 10.)

On March 3, 2016, the Company acquired 100% of the shares of WISeTrust SA.

On March 22, 2016, WISeKey SA's shareholders exchanged a total of 90.3% of their shares into those of the Company shares. During 2017, several shareholders approached the Company to exchange their shares in WISeKey SA, having failed to participate in the original share exchange program of 2016. As at December 31, 2019, the Company had acquired an additional 5.28% of WISeKey SA's shares, bringing its holding up to 95.58%. The remaining 4.42% of the WISeKey SA's share capital will be obtained either through share exchanges or as part of a squeeze-out merger.

On September 20, 2016 the Company acquired the semiconductor assets and supporting operations from Inside Secure, a French company listed on the Euronext, Stock Exchange in Paris, in the form of a carve-out. The entity was renamed WISeKey Semiconductors. As part of the deal, the Company also acquired the supporting operations in Japan, Taiwan and Singapore, renamed WISeKey KK, WISeKey Taiwan and WISeKey Singapore Pte Ltd respectively.

On October 5, 2016, the Company established a Joint Venture, WISeKey SAARC Ltd, in London, U.K., for operations in the South Asian region. It owns 51% of the venture. WISeKey SAARC Ltd owns 88% of WISeKey India Private Ltd, a sales and support operation based in New Delhi, India.

On April 3, 2017, the Company acquired 85% of the share capital of QuoVadis Holding Ltd, a Bermudan-based company in the managed PKI and digital signature management business, having operations in the UK, Netherlands, Belgium, Germany and Switzerland, as well as Bermuda itself. As part of the consideration, a shareholders' put and call option agreement over the 15% remaining non-controlling interest ("NCI") was signed by the Group and the 15% NCI shareholders. Per the shareholders' put and call option agreement over the 15% non-controlling interest, WISeKey granted the non-controlling interest shareholders an option (put option) pursuant to which the non-controlling interest shareholders were entitled to sell all of their shares in QV Holding Ltd to WISeKey, and the non-controlling interest shareholders granted WISeKey an option (call option) pursuant to which WISeKey was entitled to buy all shares in QV Holding Ltd held by the non-controlling interest shareholders. Both options were exercisable at the earliest on May 01, 2018 and at the latest on May 31, 2018. In May 2018, the NCI shareholders exercised their put option. On May 24, 2018, the Company acquired the remaining 15% of QuoVadis Holding Ltd through the issue of 860,000 Ordinary B shares valued at CHF5.42 per share for a total consideration of CHF 4,664,994.

On January 16, 2019 the Company completed the sale of WISeKey (Bermuda) Holding Ltd (including all of its subsidiaries) to DigiCert, Inc. pursuant to a Share Purchase Agreement entered into by and between the Company and DigiCert, Inc. on December 21, 2018. As of January 16, 2019, the following subsidiaries are no longer part of the WISeKey Group: WISeKey (Bermuda) Holding Ltd., QuoVadis Trustlink Schweiz AG, QuoVadis Trustlink BVBA, QuoVadis Trustlink BV, QV BE BV, QuoVadis Trustlink GmbH, QuoVadis Services Ltd. and QuoVadis Ltd.

At January 16, 2019, the Regulatory Authority in Bermuda ("RAB") consent to transfer the ownership of QuoVadis Services Ltd had not yet been obtained. Therefore, in application of the SPA terms and conditions, the shares in QuoVadis Services Ltd. held by WISeKey (Bermuda) Holding Ltd were transferred to WISeKey International Holding AG who, as a result, held a 51% interest in QuoVadis Services Ltd, and WISeKey directly operated QuoVadis Services Ltd. on trust for DigiCert, Inc. until receipt of the RAB Consent and the effective transfer of the shares in QuoVadis Services Ltd. to DigiCert, Inc. The RAB Consent was received in February 2019 and the transfer of ownership of QuoVadis Services Ltd from the Company to DigiCert Inc. was effective on February 28, 2019.

During 2019, the Company applied to the SEC for permission to trade its shares, in the form of American Depository Receipts (ADRs), on a US exchange. On December 4, 2019, having received approval from both the SEC and the NASDAQ, the Company commenced trading of ADRs on the NASDAQ Global Market.

On February 1, 2021, the Company acquired 51% of the share capital of arago GmbH, a German company engaged in the use of Artificial Intelligence for the purpose of Knowledge Automation. As part of the deal, the Company also acquired the subsidiary operations in America and India. On March 14, 2022, the Company signed a Share Purchase and Transfer Agreement (the "SPTA") to sell its 51% ownership in arago GmbH and its affiliates (together "arago" or the "arago Group") to OGARA GmbH, with Neutrino Energy Property GmbH & Co. acting as "Buyer Guarantor", who signed on March 16, 2023. The completion of the sale was conditional on the consideration being transferred to WISeKey and the shares owned by the Group being transferred to OGARA GmbH. The sale was completed on June 24, 2022, when the shares owned by WISeKey in arago were transferred to OGARA GmbH as WISeKey issued a waiver to accept a delayed payment of the consideration, because of the high cash burn rate of arago.

On May 23, 2023, the Company distributed a dividend-in-kind in the form of 1,500,300 Ordinary Shares in its subsidiary undertaking, SEALSQ Corp. SEALSQ Corp's Ordinary Shares began trading on the Nasdaq exchange on May 23, 2023. As of December 31, 2023, the Company continued to hold 59.83% of the share capital of SEALSQ Corp and 69.42% of the voting rights of SEALSQ Corp.

## Note 2. Future Operations

The Company made a loss from operations in this reporting period, which includes significant provisions made against receivables due from subsidiary companies.  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

The Company made a loss of CHF 8,635,666 (2022: loss of CHF 45,564,140) and had net current assets of CHF 2,811,424 as at December 31, 2023. Historically, the Company has been dependent on debt and equity financing to augment the operating cash flow to cover its cash requirements. Any additional equity financing may be dilutive to shareholders.

On June 29,2021, WISeKey entered into an Agreement for the Subscription of up to $22M Convertible Notes (the "Anson Facility") with Anson Investments Master Fund LP ("Anson"), pursuant to which Anson commits to grant a loan to WISeKey for up to a maximum amount of USD 22 million divided into tranches of variable sizes, during a commitment period of 24 months ending June 28, 2023. On September 27, 2022, WISeKey and Anson signed the First Amendment to the Subscription Agreement (the "Anson First Amendment"), pursuant to which, for the remaining facility, WISeKey has the right to request Anson to subscribe for four "accelerated" note tranches of up to USD 2,750,000 each or any other amount agreed between the parties (the "Anson Accelerated Tranches"), at the date and time determined by WISeKey during the commitment period, subject to certain conditions. After no subscriptions in 2022, WISeKey made four subscriptions under the Anson Facility in 2023. As at December 31, 2023, the outstanding Anson Facility available was USD 2.0 million.

The Anson Facility will be used as a safeguard should there be any additional cash requirements not covered by other types of funding.

Based on the Group's cash projections for the next 12 months to May 15, 2025, it has sufficient liquidity to fund operations and financial commitments. Management therefore believe it is correct to present these figures on a going concern basis.

## Note 3. Significant accounting policies

These financial statements were prepared according to the provisions of the Swiss financial reporting law (32nd title of the Swiss Code of Obligations). Due to rounding, numbers presented throughout this report may not add up precisely to the totals provided.  All ratios and variances are calculated using the underlying amount rather than the presented rounded amount.  Certain prior year numbers were reclassified to conform to the current year presentation.

As WISeKey International Holding AG prepares consolidated financial statements under a recognized accounting standard (US GAAP), it has elected in these statutory financial statements, as permitted by law, not to prepare a management report and to omit a cash flow statement and notes on interest-bearing liabilities and audit fees.

The significant accounting policies adopted by the Company are as follows:

**Foreign currency translation**

The accounting records of the Company are maintained in Swiss Francs. All transactions in other currencies are translated into Swiss Francs at the rate prevailing at the time of the transaction. Assets and liabilities in other currencies remaining at the balance sheet date are translated at the appropriate year-end rate. Transaction and translation foreign exchange profits and losses are included in the statement of income and expenses in the year in which they are incurred.  Unrealized foreign exchange gains on non-current assets and liabilities at the balance sheet date are provided for in accrued liabilities at the year-end.

**Cash and cash equivalents**

Cash and cash equivalents are defined as cash on hand, demand deposits, and short-term highly liquid investments, which are convertible to a known amount of cash and bear an insignificant risk of change in value.

**Restricted Cash**

Restricted cash is defined as cash held on behalf of the Company in accounts outside of the Company's direct control and that can only be transferred to the Company upon the fulfilment of specific criteria.

**Tax**

The Company is liable for Swiss federal income tax and cantonal/communal income and capital taxes and therefore accrues for all taxes due for the period.

**Other investments**

Other investments are carried at cost less any necessary provision for impairment in value.

**Investments in subsidiaries**

Investments in subsidiaries are carried at cost less any necessary provision for impairment in value.

**Treatment of sale of treasury shares**

Treasury shares are held at historic cost at the date of acquisition. Gains and losses made upon the sale of treasury shares are recognized in the income statement.

**Debt issuance costs**

It is the Company policy to capitalize issuance costs on long-term credit facilities, defined as those with a duration in excess of one year at the point of inception. These costs are amortized over the life of the credit facility to which they relate.

**Note 4. Short-term intercompany receivables and accrued income**

As the Ultimate Parent Company of the Group, WISeKey International Holding AG incurs costs that are for the benefit of other companies within the Group. The Company raises invoices to its subsidiary undertakings for the recharge of these costs.

**Note 5. Amounts receivable from employees, net**

During the prior year, certain employees exercised share options awarded to them under the Company's Employee Share Ownership Plan. This exercise gave rise to certain taxes and social charges due by the employee to the Company. As the employees have lock-out periods that restricts when they can sell the shares, the Company agreed to defer payment until such point as the employees have sold the shares, as long as they remain employed by the Company. These balances were settled during the current year and no such balances are outstanding as at December 31, 2023.

**Note 6. Investments in subsidiaries, net**

| Cost CHF | Ownership/Voting interests % | Net value of the investment as at 31.12 2023 | Ownership/Voting interests % | Net value of the investment as at 31.12 2022 |
|---|---|---|---|---|
| **WISeKey SA** | **95.75%** | - | **95.75%** | - |
| Geneva, Switzerland | | | | |
| **WISeTrust SA** | **100%** | 4'102'244 | **100%** | 4'102'244 |
| Geneva Switzerland | | | | |
| **WISeKey Semiconductors SAS** | **0%** | - | **100%** | 17'870'959 |
| Meyreuil, France | | | | |
| **WISeKey SAARC Ltd** | **51%** | - | **51%** | - |
| London, United Kingdom | | | | |
| **WISeCoin AG** | **90%** | - | **90%** | - |
| Zug, Switzerland | | | | |
| **WISeKey Equities AG** | **100%** | 100'000 | **100%** | 100'000 |
| Zug, Switzerland | | | | |
| **WISeKey Semiconductors GmbH** | **100%** | 27'916 | **100%** | 27'916 |
| Munich, Germany | | | | |
| **WISe.Art AG (formerly TrusteCoin AG)** | **100%** | 100'000 | **100%** | 100'000 |
| Zug, Switzerland | | | | |
| **WISeSat.Space AG** | **100%** | 100'000 | | - |
| Zug, Switzerland | | | | |
| **WISeKey Arabia - Information Technology** | **51%** | 25'116 | **51%** | 25'116 |
| Jeddah, Saudi Arabia | | | | |
| **WISeKey (Gibraltar) Limited** | **100%** | 121 | **100%** | 121 |
| Gibraltar | | | | |
| **SEALSQ Corp.** | **58.83% / 69.42%** | 16'083'958 | **100%** | 95 |
| British Virgin Islands | | | | |
| **Total** | | **20'539'355** | | **22'226'451** |

Management has reviewed the carrying value of the investments in the Company's subsidiaries and has determined that the carrying values remain appropriate.

In assessing the potential impairment of the investments, the Company considers the net asset value, the expected cash-flows that will be generated by each of these investments and the market capitalization of the Group. Management believes that, on the basis of this and other than as set out in note 21, the carrying value of these investments as at December 31, 2023 is not impaired.

On February 1, 2021, the Company acquired 51% of the issued share capital of arago GmbH, a company registered in Frankfurt, Germany for a total consideration of CHF 5,147,137. Arago GmbH is a technology company engaged in the use of artificial intelligence to enable knowledge automation in the operations of its clients. On March 14, 2022, the Company signed a Share Purchase and Transfer Agreement (the "SPTA") to sell its 51% ownership in arago GmbH and its affiliates (together "arago" or the "arago Group") to OGARA GmbH, with Neutrino Energy Property GmbH & Co. acting as "Buyer Guarantor", who signed on March 16, 2022. The group subsidiaries making up the arago Group in scope for the sale are arago GmbH, arago Da Vinci GmbH, arago Technology Solutions Private Ltd and arago US Inc. The completion of the sale was conditional on the consideration being transferred to WISeKey and the shares owned by the Group being transferred to OGARA GmbH. The sale was completed on June 24, 2022, when the shares owned by WISeKey in arago were transferred to OGARA GmbH as WISeKey issued a waiver to accept a delayed payment of the consideration, because of the high cash burn rate of arago.

WISeKey International Holding AG and WISeKey Semiconductors SAS entered into a Capital Increase Agreement on December 15, 2022, whereby an amount of EUR 7 million (CHF 6,870,959 at the prevailing rate of exchange) owed to WISeKey International Holding AG by WISeKey Semiconductors SAS was converted into a capital contribution by way of an offset with the outstanding debt under the Revolving Credit Agreement and the loans resulting from the above-mentioned debt transfers. Under the terms of this agreement, the investment in WISeKey Semiconductors SAS was increased by EUR 7 million (CHF 6,870,959) and the balance owed to WISeKey International Holding AG was reduced by an equivalent amount.

On January 1, 2023, the Company transferred 100% of the issued share capital of WISeKey Semiconductors SAS to another subsidiary undertaking, SEALSQ Corp in return for the issuance of 7,501,400 Ordinary Shares and 1,499,700 Founder Shares in SEALSQ Corp. On May 23, 2023, the Company distributed 1,500,300 Ordinary Shares to its shareholders by way of a dividend-in-kind from reserves from capital contributions. SEALSQ Corp made further capital increases during the year meaning that, as at December 31, 2023, the Company owned 58.83% of SEALSQ Corp and held 69.42% of the voting rights of SEALSQ Corp.

## Note 7. Other Investments

|  | Ownership / Voting interests % | Carrying value of the investment as at 31.12 2023 | Ownership / Voting interests % | Carrying value of the investment as at 31.12 2022 |
|---|---|---|---|---|
| **CHF** |  |  |  |  |
| **OpenLimit AG** | **8.4%** | - | 8.4% | 1'091 |
| *Baar, Switzerland* |  |  |  |  |
| **Total** |  | **-** |  | **1'091** |

The investment in OpenLimit AG is held at cost less provision for impairment. Due to OpenLimit being in receivership, the value of the investment has been fully provided for in the year ended December 31, 2023.

## Note 8. Intercompany loans

The Company has extended multiple loans to its subsidiary undertakings. These bear an interest rate of 2.5% per annum.

## Note 9. Intercompany accounts payable

Intercompany accounts payable includes charges payable to the Company's subsidiary undertaking, WISeKey SA, for management fees charged and costs incurred on behalf of the Company.

## Note 10. Short- and Long-term loan – non-interest bearing

On March 26, 2020, the Company entered into an Agreement to borrow funds under the Swiss Government supported COVID-19 Credit Facility (the "Covid loans") with UBS SA. Under the terms of the Agreement, UBS has lent the Company CHF 223,000. The loan is repayable in full by March 30, 2028, as amended, being the eighth anniversary of the date of deposit of the funds by UBS. Semi-annual repayments started from March 31, 2022 and were spread on a linear basis over the remaining term. The full repayment of the loans is permitted at any time. The interest rate was determined by Swiss COVID-19 Law. There were no fees or costs attributed to the loan. In order to allow for the Company to approve the dividend in kind, the loan was repaid in full on January 19, 2023

## Note 11. Other payables

The Other Payables relate to salary related payments that were due as at December 31, 2023.

**Note 12. Accrued liabilities**

The accrued liabilities include a provision for accrued vacation not yet taken by the employees.

**Note 13. Payable to Pension Funds**

The Company had no amount due as at 31st December 2023 (payable of CHF 8'851 at 31st December 2022) toward its pension funds.

**Note 14. Share Capital**

The Company has 2 classes of shares in its share capital, Class "A" shares with a nominal value of CHF 0.25 per share and Class "B" shares with a nominal value of CHF 2.50 per share. Both classes of share have the same voting rights, namely 1 share, 1 vote. Only the Class "B" shares are listed on the International Reporting Standard of the SIX Stock Exchange.

On December 4, 2019, the Companies' American Depositary Shares ("ADS") started trading on The Nasdaq Stock Market LLC ("NASDAQ") under the ticker symbol WKEY. Each ADS represents five Class B Shares. As at December 31, 2023, 5,786,427 (2022: 5,786,427) ADSs were outstanding.

|  | 31 December 2023 | | 31 December 2022 | |
|---|---|---|---|---|
|  | Number of Shares | CHF | Number of Shares | CHF |
| Share Capital Class "A" Shares | 1,600,880 | 400,220 | 40,021,988 | 400,220 |
| Share Capital Class "B" Shares | 3,365,560 | 8,413,900 | 126,334,528 | 6,316,726 |
| Total Share Capital | 4,966,440 | 8,814,120 | 166,356,516 | 6,716,946 |
| Issued Share Capital | 4,966,440 | 8,814,120 | 166,356,516 | 6,716,946 |
| Authorised Share Capital, not issued, Class "B" Shares | 1,618,117 | 4,045,293 | 25,000,000 | 1,250,000 |
| Conditional Share Capital Class "A" Shares | 400,000 | 100,000 | 10,000,000 | 100,000 |
| Conditional Share Capital Class "B" Shares | 1,210,590 | 3,026,475 | 26,085,052 | 1,304,253 |

**14.1 Movement of share capital**

The movements of the changes in shareholders' equity are explained further here.

Movements in shareholders' equity in 2023 mainly relate to the issuance of shares resulting from various capital increases during the period.

The legal general reserves from capital contribution relate to capital contributions contributed to the Company by its shareholders since 1997, which, under Swiss tax law, may be distributed without being subject to Swiss withholding tax effective January 1, 2011, if certain conditions are met.

One of the conditions is that the reserves from capital contribution have to be declared to the Federal tax administration no later than 30 days following the ordinary general meeting of the shareholders.

As of December 31, 2023, capital contribution reserves of CHF 78'761'639 have been approved by the Swiss Tax authorities. Following the payment of the dividend-in-kind on May 23, 2023 from approved reserves from capital contributions in the amount of CHF 1'787'096, an amount of CHF 28,913,251 was additionally transferred from the approved capital contribution reserve to Other Legal Capital Reserves. This represents the difference between the book value of the shares in SEALSQ Corp that were distributed through the dividend in kind and the market value based upon the Variable Weighted Average Price (VWAP) of the shares of SEALSQ Corp on the first day of trading on the Nasdaq exchange.

On June 30, 2023, the Company completed a reverse split whereby 1 new Class "A" Share was issued for every 25 old Class "A" Shares held and 1 new Class "B" Share was issued for every 50 old Class "B" Share held.

**14.2 Conditional share capital**

The share capital may be increased in an amount not to exceed CHF 3,026,475 with a nominal value of CHF 2.50 per share and CHF 100,000 with a nominal value of CHF 0.25 per share.

Its use is limited to 3 categories, namely:

- up to an amount of CHF 2,526,475 by the issuance of up to 1,010,590 fully paid-in Class B Shares with a nominal value of CHF 2.50 through the exercise of conversion, option, exchange, warrant or similar rights for the subscription of shares granted to third parties or shareholders in connection with bonds (including convertible bonds and bonds with options), options, warrants, notes, other securities newly or already issued in national or international capital markets or new or already existing contractual obligations by, or of a member of, the Company (the "Rights-Bearing Obligations"); and

  up to an amount of CHF 500,000 by the issuance of up to 200,000 fully paid-in Class B Shares with a nominal value of CHF 2.50 in connection with the issuance of Class B Shares, Rights-Bearing Obligations, options or other share-based awards granted to members of the Board of Directors, members of executive management, employees, contractors, consultants or other persons providing services to the Company or a member of the Company.

- Up to an amount of CHF 100,000.00 by the issuance of up to 400,000 fully paid-in Class A Shares with a nominal value of CHF 0.25 in correction with the issuance of Class A Shares, Rights-Bearing Obligations, options or other share-based awards granted to members of the Board of Directors, members of executive management, employees, contractors, consultants or other persons providing services to the Company or a member of the Company

**14.3 Authorised share capital, not issued**

The Board of Directors is authorized, at any time until June 24, 2024, to increase the share capital in an amount not to exceed CHF 4,045,293 through the issuance of up to 1,618,117 fully paid in Class B registered shares with a nominal value of CHF 2.50 per share.

The preferred right of subscription of the shareholders may be suppressed for at least one of the following reasons:

- for issuing new shares if the issue price of the new shares is determined by reference to the market price, for the takeover of enterprises, parts of enterprises or shareholding through the exchange of shares,
- for the acquisition of an enterprise, parts of an enterprise or participations or for new investment projects or for purposes of financing or refinancing any such transactions financing the acquisition of enterprises, parts of enterprises or shareholding
- for the purpose of broadening the shareholder constituency in certain financial or investor markets or in connection with the listing of new shares on domestic or foreign stock exchanges for the purpose of strategic partnerships or strategic investors
- for purposes of national and international offerings of shares for the purpose of increasing the free float or to meet applicable listing requirements
- for purposes of the participation of strategic partners
- for an over-allotment option ("*greenshoe*") being granted to one or more financial institutions in connection with an offering of shares
- for the participation of directors, officers, employees, contractors, consultants of, or other persons providing services to the Company or a group company
- for raising capital in a fast and flexible manner which could only be achieved with great difficulty without exclusion of the pre-emptive rights of the existing shareholders

**14.4 Significant shareholders**

The Swiss Financial Market Infrastructure Act (**FMIA**) and the rules and regulations promulgated thereunder, to which the Company and beneficial owners of its Shares are subject, requires persons who directly, indirectly or in concert with other parties acquire or dispose of Shares or purchase or sale rights or obligations relating to such Shares, and, thereby, directly, indirectly or in concert with other parties reach, exceed or fall below a threshold of 3%, 5%, 10%, 15%, 20%, 25%, 33 $1/3$%, 50% or 66 $2/3$% of the Company's voting rights (whether exercisable or not) to notify the Company and the Disclosure Office of SIX of such acquisition or disposal in writing.

Each Class A share and each Class B share carries one vote at a general meeting of shareholders of the Company and, as such, the number of shares held by each person or entity set forth below is equal to the number of voting rights held by such person or entity.

The following table sets out, to the knowledge of the Company, beneficial owners holding 3% or more of the voting rights of the Company as disclosed on the SIX disclosure platform on December 31, 2023. The percentages indicated above have been established based on the share capital of the Company registered with the commercial register of the Canton of Zug on the date on which the respective disclosure obligation pursuant to the FMIA was triggered. For a full review of the disclosure reports, including with respect to sale and purchase positions, that were made to the Company and the SIX Disclosure Office during fiscal year 2023, and then published on the SIX electronic publication platform in accordance with the FMIA and the rules and regulations promulgated thereunder, please refer to the search facility of the SIX Disclosure Office at https://www.six-exchange-regulation.com/en/home/publications/significant-shareholders.html.

| Name | Number of Shares owned | | Purchase Position | Sale Position | Total number of voting rights | Percentage of voting rights |
|---|---|---|---|---|---|---|
| | Class A Shares | Class B Shares | Class B Shares | Class B Shares | | |
| A lock-up group consisting of: Carlos Moreira and one additional individual | 1,600,880 | - - | - - | - - | 1,600,880 | 32.23% |

### Note 15. Reserve for Treasury Shares

During the year, the Company and its subsidiary undertaking, WISeKey Equities SA, acquired Treasury Shares for various purposes. These Treasury shares came from various sources. A summary of the Treasury Shares acquired is as follows:

- On July 9, 2019, the Company started a share buyback program to buy back the Company's class B shares up to a maximum 10.0% of the share capital and 5.35% of the voting rights. On July 29, 2020, the Company extended its share buyback program to include the purchase of ADS. In compliance with Swiss Law, at no time will WISeKey hold more than 10% of its own registered shares. At December 31, 2023, the Company held 8,549 (December 31, 2022: 417,360) Ordinary 'B' shares purchased through the share and ADS buyback program.

- WISeKey Equities SA, a subsidiary of the Company, holds Ordinary 'B' shares purchased at nominal value for the purpose of fulfilling exercise notices under option agreements, SEDA drawdowns and other such arrangements. 9,172,967 (2022: 6,879,760) were sold for the purpose of settling conversions and fees relating to the Nice & Green, Long State Investments, Global Tech Opportunities 8 and Crede Convertible Loan facilities and drawdowns under the Yorkville SEDA. At December 31, 2023, there remained 113,504 Ordinary 'B' shares held by WISeKey Equities SA (December 31, 2022: 39,904)

| Treasury shares held by subsidiaries | Number of shares | Reserve for treasury shares held by subsidiaries as at 31.12.2023 (CHF) | Number of shares | Reserve for treasury shares held by subsidiaries as at 31.12.2022 (CHF) |
|---|---|---|---|---|
| January 1 | 39,904 | 1,995 | 6,919,664 | 345,983 |
| Number of shares purchased / sold, reserves transferred prior to reverse split | 5,830,946 | 291,547 | (6,879,760) | (343,988) |
| June 30 | 5,870,850 | 293,543 | 39,904 | 1,995 |
| Balance at July 1 post reverse split | 117,417 | 293,543 | | |
| Number of shares purchased / sold, reserves transferred post reverse split | (3,913) | (9,783) | | |
| December 31 | 113,504 | 283,760 | 39,904 | 1,995 |

Prior to the reverse split carried out on June 30, 2023, WISeKey Equities SA purchased 15,000,000 treasury shares during 2023 with an average purchase price of CHF0.05 (2022: nil with an average purchase price of CHF 0.05 per share.) Treasury share sales totaled 9,172,967 (2022: 6,879,760) with an average sale price of CHF 0.05 per share (2022: CHF 0.05 per share.) Subsequent to the reverse split, WISeKey Equities sold 3,913 shares with an average sale price of CHF2.50 per share.

| Treasury shares held by WISeKey International Holding AG (WIHN) | Number of shares | Cost of treasury shares held by WIHN as at 31.12.2023 (CHF) | Number of shares | Cost of treasury shares held by WIHN as at 31.12.2022 (CHF) |
|---|---|---|---|---|
| January 1 | 417,360 | 338,440 | 282,000 | 243,082 |
| Number of shares purchased / sold, reserves transferred prior to reverse split | (10) | (10) | 135,360 | 95,359 |
| June 30 | 417,350 | 338,430 | 417,360 | 338,440 |
| Balance at July 1 post reverse split | 8,347 | 338,430 | - | - |
| Number of shares purchased / sold, reserves transferred post reverse split | 202 | 1,764 | - | - |
| December 31 | 8,549 | 340,195 | 417,360 | 338,440 |

Prior to the reverse split effected on June 30, 2023, treasury share purchases by the Company during 2023 totaled 9,169,013 (2022: 7,015,120) with an average purchase price of CHF 0.05 per share (2022: 0.06.) Treasury share sales totaled 9,169,023 (2022: 6,879,760) with an average sale price of CHF 0.17 per share (2022: 0.60.) Subsequent to the reverse split, treasury share purchases by the Company totaled 202 with an average purchase price of CHF 8.74 per share. During the year, the Company recognized profits of CHF 1,106,292 (2022: 3,784,886) on the sale of Treasury Shares.

| Total Treasury shares | Number of shares | Total reserve for treasury shares as at 31.12.2023 (CHF) | Number of shares | Total reserve for treasury shares as at 31.12.2022 (CHF) |
|---|---|---|---|---|
| January 1 | 457'264 | 340'435 | 7'201'664 | 589'065 |
| Number of shares purchased / sold, reserves transferred prior to reverse split | 5'830'936 | 291'538 | (6'744'400) | (248'629) |
| June 30 | 6'288'200 | 631'973 | 457'264 | 340'435 |
| Balance at July 1 post reverse split | 125'764 | 631'973 | - | - |
| Number of shares purchased / sold, reserves transferred post reverse split | (3'711) | (8'018) | - | - |
| December 31 | 122'053 | 623'955 | 457'264 | 340'435 |

WISeKey International Holding AG has met the legal requirements of the Swiss Code of Obligations under Article 659 et. seq. for the treasury shares.

Prior to the reverse split effected on June 30, 2023, treasury share purchases by the Group during 2023 totaled 15,000,000 (2022: 135,360) with an average purchase price of CHF 0.05 per share (2022: CHF 0.70.) Treasury share sales totaled 9,169,064 (2022: 6,879,760) with an average sale price of CHF 0.17 per share (2022: CHF 0.60). Subsequent to the reverse split, treasury share purchases by the Group totaled 202 with an average purchase price of CHF 8.74 per share. Treasury share sales subsequent to the reverse split totaled 3,913 with an average sale price of CHF3.70 per share.

WISeKey International Holding A.G., Zug

Notes to the Financial Statements – December 31, 2023

**Note 16. Movements in reserves**

| Accumulated deficit | Accumulated deficit as at 31.12.2023 | Accumulated deficit as at 31.12.2022 |
|---|---|---|
| **CHF** | | |
| **January 1** | **(65,894,485)** | (20,674,333) |
| Transfer (from)/to reserve for treasury shares | **(281,765)** | 343,988 |
| Net loss for the period | **(8,635,666)** | (45,564,140) |
| **December 31** | **(74,811,916)** | (65,894,485) |

Due to the increase (2022: decrease) in the balance of Treasury Shares held by WISeKey Equities SA (see note 15), a subsidiary undertaking of the Company, CHF 281,765 has been transferred from (2022: CHF 343,988 transferred to) the Accumulated Deficit into the Reserve for Treasury Shares held by Subsidiaries.

**Note 17. Guarantees to Related Parties**

On May 10, 2022, the Company signed a written agreement to subordinate its claims against WISeKey SA for an amount of CHF 15,000,000 until such time as the liabilities of WISeKey SA are covered by its assets.

On March 1, 2024, the Company signed a written guarantee in favor of WISeKey SA for the value of investments in and long-term receivables owed by certain subsidiaries of WISeKey SA.

On March 1, 2024, the Company provided a letter of comfort to its subsidiary WISeKey SA. The Company confirmed that it will provide financial and other support to WISeKey SA for at least the next 24 months and thereafter for the foreseeable future.

On February 22, 2023, the Company provided a letter of comfort to its subsidiary WISeKey Semiconductors SAS. The Company confirmed that it will provide financial and other support to WISeKey Semiconductors for at least the next 24 months and thereafter for the foreseeable future.

**Note 18. Shares & Options held by Board of Directors and Executive Management**

| | Class A shareholding | ADS | Class B shareholding | | | % of voting rights | |
|---|---|---|---|---|---|---|---|
| | | | Own name | ADS Equivalent | Total | | Name of the Related Party Transaction |
| María Pía AQUEVEQUE JABBAZ | - | - | - | - | - | 0.0% | |
| Cristina DOLAN | - | - | - | - | - | 0.0% | |
| David FERGUSSON | - | - | 20 | - | 20 | 0.0% | |
| Jean-Philippe LADISA | - | - | 1,339 | - | 1,339 | 0.0% | |
| Carlos CREUS MOREIRA | 1,593,461 | 24,000 | 54,554 | 12,000 | 66,554 | 33.93% | |
| Eric PELLATON | - | 4,000 | 3,800 | 2,000 | 5,800 | 0.1% | ADSs and B shares held by NRJ SA |
| Peter WARD | 7,419 | - | 613 | - | 613 | 0.2% | |

The share options held by the Board of Directors and Executive Management as at December 31, 2023 were as follows:

| | Class A Options | Class B Options |
|---|---|---|
| María Pía AQUEVEQUE JABBAZ | - | 5,922 |
| Cristina DOLAN | - | 5,922 |
| David FERGUSSON | - | 1,880 |
| Jean-Philippe LADISA | - | 5,370 |
| Carlos MOREIRA | 218,180 | 48,225 |
| Eric PELLATON | - | 7,528 |
| Peter WARD | 174,540 | 63,382 |

### Note 19.  Consultancy and Professional Services

Costs incurred under Consultancy and Professional Services in the year includes CHF 721,493 (2022: 759,387) of legal costs and CHF 29,900 (2022: 256,000) relating to the partial spin-off distribution of a subsidiary company, CHF 97,482 (2022: CHF 459,461) of legal costs and CHF nil (2022: CHF 22,000) of accountancy fees relating to merger and acquisition activity, a further CHF 186,167 (2022: CHF 182,514) of legal fees relating to reporting and compliance, and CHF nil (2022: CHF 108,777) of fees relating to the Company's registration on the NASDAQ.

### Note 20.  Management Fees and Intercompany Charges

Costs incurred under Management Fees and Intercompany Charges in the year includes CHF 1,962,711 (2022: CHF 1,161,648) relating to management fees charged by its subsidiary undertaking, WISeKey SA, for salaries and associated costs incurred on behalf of the parent company.

### Note 21.  Valuation Adjustments on Loans and Investments

Following reviews of the carrying value of its Intercompany Loans and Investments in 2019, 2020 and 2021, the Company decided to make a valuation adjustment to reduce the carrying value of its Loans and Investments with WISeCoin AG and WISeKey India Pte Limited.  Following a review in 2022, the Company decided to make a valuation adjustment to reduce the carrying value of its Loans and Investments with WISeKey SA and WISeKey SAARC Limited, whilst also increasing the valuation adjustment to include further amounts owed by WISeCoin AG and WISeKey India.  Following a further review in 2023, the Company decided to make a valuation adjustment to reduce the carrying value of its Loans and Investments with WISe.ART AG and WISeKey USA Inc., whilst also increasing the valuation adjustment to include further amounts owed by WISeKey SA, WISeCoin AG and WISeKey India.  These were all due to the uncertainty surrounding the recoverability of these balances.

During the prior year, the Company agreed to forgive part of the loans due to it from its subsidiary, WISeKey Semiconductors SAS.  This was due to historic losses made by WISeKey Semiconductors SAS with a significant amount of this being as a result of the impact of the COVID-19 pandemic on the Company's revenues.  The Company has retained the right to receive repayment of a maximum of €3,000,000 of these amounts when WISeKey Semiconductors SAS returns to profitability.

Further, the charge includes the decrease in the value of the investment held in OpenLimit AG (see note 7.)

### Note 22. Loss on Sale of Investment

During the prior year the Company disposed of its investment in arago GmbH for total proceeds including the repayment of balances due to the Company by arago GmbH of EUR 25,527,955 (CHF 26,219,406) at the historic rate of exchange on the day of disposal.)  As of the end of the year the sale proceeds had not been paid and so the Company maintained the provision against the value of these proceeds.

### Note 23.  Financial Charges on Loan

The financial charges on loans relate to the financing facilities arranged by the Company with L1 Capital Global Opportunities Master Fund and Anson Investments Master Fund LP.

### Note 24.  Non-Operating Losses

The non-operating loss incurred relates to transfer taxes due on the purchase and sale of treasury shares and shares in subsidiary undertakings as well as stamp duties payable on the issuance of additional share capital.

### Note 25. Subsequent Events

**L1 Capital Global Opportunities Master Fund Facility**

In 2024, L1 Capital Global Opportunities Master Fund issued a single conversion notice, resulting in the following conversion after December 31, 2023:

- On January 10, 2024, for 47,611 WIHN class B shares delivered on January 11, 2024, for a conversion of CHF 128,076.

**Options granted under WISeKey ESOP**

After December 31, 2023, a total of 64,875 options on WIHN Class B Shares were granted under the Group's Employee Stock Option Plans.

**Note 26.  Business Update Related to COVID-19**

In March 2020, the World Health Organization declared the Coronavirus (COVID-19) a pandemic.  The outbreak spread quickly around the world, including in every geography in which the Company operates.  The pandemic has created uncertainty around the impact of the global economy and has resulted in impacts to the financial markets and asset values.  Governments implemented various restrictions around the world, including closure of non-essential businesses, travel, shelter-in-place requirements for citizens and other restrictions.

The Company took a number of precautionary steps to safeguard its businesses and colleagues from COVID-19, including implementing travel restrictions, working from home arrangements and flexible work policies. The Company started to return to offices around the world, in line with the guidelines and orders issued by national, state and local governments, implementing a phased approach in its main offices in Switzerland and in France.  We continue to prioritize the safety and well-being of our colleagues during this time.

The Company's major production centers, located in Taiwan and Vietnam, were quick to implement controls and safeguards around their processes that enabled us to continue delivering products with minimal interruption to our clients.  In 2023, the impact upon the Company has been limited and we remain confident that we are able to fulfil all current client orders.

The Company retains a strong liquidity position and believes that it has sufficient cash reserves to support the entity for the foreseeable future (see note 2 for further details.)  The Company continues to review its costs and suspended its share buy-back programs in order to reduce the cash burn.  The Company has applied for, and received, support under the schemes announced by the Swiss government.  Currently the Company remains able to meet its commitments and does not foresee any significant challenges in the near future.  The Company currently does not anticipate any material impact on its liquidity position and outlook.

At this stage it remains impossible to predict the extent of the impact of the COVID-19 pandemic as this will depend on numerous evolving factors and future developments that the Company is not able to predict.

**Note 27. Impact of the war in Ukraine**

Following the outbreak of the war in Ukraine in late February 2022, several countries imposed sanctions on Russia, Belarus and certain regions in Ukraine. There has been an abrupt change in the geopolitical situation, with significant uncertainty about the duration of the conflict, changing scope of sanctions and retaliation actions including new laws.

WISeKey does not have any operation or customer in Russia, Belarus or Ukraine, and, as such, does not foresee any direct impact of the war on its operations. However, the war has also contributed to an increase in volatility in currency markets, energy prices, raw material and other input costs, which may impact WISeKey's supply chain in the future.

As at December 31, 2023, the Group has assessed the consequences of the war for its financial disclosures and considered the impacts on key judgements and significant estimates, and has concluded that no changes were required. WISeKey will continue to monitor these areas of increased risk for material changes.


**P. Ward**                                          **C. Moreira**

Chief Financial Officer                    Chairman and Chief Executive Officer

## Appropriation of reserves

### Special distribution by way of a dividend in kind to effect the partial spin-off of SEALSQ Corp

This appropriation was made as of May 23, 2023.

|  |  | 31/12/2022 |
|---|---|---|
| Net loss for the year |  | (45,564,140) |
| Transfer (to)/from the reserve for treasury shares |  | 343,988 |
| Loss carried forward form previous years |  | (20,674,333) |
| **Total loss to be carried forward** |  | **(65,894,485)** |
|  |  |  |
| **Statutory capital reserve** |  |  |
|  | Reserves from capital contribution approved for tax purposes* | 78,761,639 |
|  | Reserves from capital contribution pending approval for tax purposes* | 13,381,631 |
|  |  |  |
| **Distribution on the Statutory capital reserve**\*\* |  |  |
| Dividend in kind from reserves from capital contribution (book value) |  | (1,787,096) |
| Transfer within the Statutory capital reserve\*\*\* |  |  |
|  | from Reserve from capital contribution for tax purposes | 28,913,251 |
|  | to Other Legal Capital Reserves | (28,913,251) |
| **Total remaining Statutory capital reserve carried forward** |  | **90,356,174** |

\* As of the date of the signed audit report on the statutory financial statements for the year ended December 31, 2022, this amount was subject to the approval of the Swiss Federal Tax Administration.

\*\* The distribution, which was approved at the EGM on April 27, 2023 took the form of a dividend-in-kind from reserves from capital contributions, distributing 20% of the Ordinary Shares of SEALSQ Corp with a book value of CHF 1,787,096 to the shareholders of the Company, which is equivalent to 10% of the total shareholding of SEALSQ Corp. The valuation was calculated as the proportionate value of these shares based upon the Book Value of the investment in SEAL BVI Corp as at the date of the EGM.

\*\*\*The Board of Directors have released the "Reserve from capital contribution for tax purposes" as shown in the 2022 Statutory Financial Statements to "Other reserves from capital contribution" in an amount equal to the difference between the market value and the book value of the distribution on the "Statutory capital reserve" stated above. The total amount was calculated at an amount of CHF 30,700,347 based upon the average price of the Ordinary Shares of SEALSQ Corp on its first day of trading.

**_WISeKey International Holding AG_**

### Proposed appropriation of accumulated losses

|  | 2023 | 2022 |
|---|---|---|
|  | CHF | CHF |
| Net loss for the year | -8'635'666 | -45'564'140 |
| Accumulates losses brought forward* | -66'176'250 | -20'330'345 |
| Accumulated losses to the Annual General Meeting | -74'811'916 | -65'894'486 |

**The Board of Directors proposes the following appropriation of accumulated losses at the end of the year:**

|  | 2023 | 2022 |
|---|---|---|
| Allocation to the general reserve | - | - |
| Loss to be carried forward | -74'811'916 | -65'894'486 |
|  | -74'811'916 | -65'894'486 |

| | |
|---|---|
| *Accumulated losses brought forward | -65'894'486 |
| reclassification treasury shares held by subsidiaries | -281'765 |
| | -66'176'250 |